82- SUBMISSIONS FACING

02042663

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Saputo Inc

*CURRENT ADDRESS 6869 Métropolitain Blvd. East
Saint-Léonard, Quebec
Canada H1P 1X8

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34670 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: Cora

DATE : 7/15/02

Interim Report

3rd Quarter

Fiscal 2002










SAPUTO

Message to the shareholders and analysis of operating results and financial position

We are pleased to present the results for the third quarter of fiscal 2002, ended December 31, 2001, for which the Company posted solid financial results.

Net earnings were up 37.1% as compared to the same period of the previous fiscal year, for a total of $35.1 million or $0.34 (basic) per share in comparison with the $25.6 million or $0.25 (basic) per share posted for the same period the year before. Two important elements are reflected in these results. First, the performance of Dairyworld, our latest acquisition, whose integration process is still on course and whose performance is very encouraging. The contribution of Dairyworld activities to the overall earnings of the Company grows steadily. Indeed, its EBITDA margin has risen by more than 50% since its acquisition in February 2001. Second, in the course of the quarter the average selling price per pound of cheese on the American market dropped by almost $0.38 US as compared to the price on September 30, 2001. That drop had a direct and negative impact on the performance of the Company. Notwithstanding, our net earnings showed an increase of more than 37% for the quarter, and of 33.6% since the beginning of the fiscal year, compared to the same periods for the previous year.

Earnings before interest, income taxes, depreciation and amortization (EBITDA) reached $77.8 million in the course of the third quarter of fiscal 2002, an increase of 35.1% over the $57.6 million of last year's third quarter. This growth of $20.2 million is attributable to the activities of Dairyworld, acquired on February 5, 2001, which generated $24.1 million in EBITDA for the quarter. Since the beginning of the fiscal year, a 35.8% increase in EBITDA has been posted, amounting to $259.9 million, as compared to the $191.4 million for the same period of the previous fiscal year.

The Company's revenues totalled $863.7 million for the three-month period ended December 31, 2001, a climb of 76.2% from the $490.1 million for the corresponding period in the previous

fiscal year. Dairyworld's contribution to the Company's revenues accounts for the bulk of that increase.

CASH AND FINANCIAL RESOURCES

Since the beginning of the fiscal year, cash generated before changes in non-cash working capital items total $177.8 million or $1.73 (basic) per share, a 32.2% increase over the $134.5 million or $1.31 (basic) per share posted for the corresponding period a year earlier.

The Company used this important cash inflow to reimburse $70 million in long-term debt, $30 million of that during the quarter ended December 31, 2001. The Company also earmarked a significant part of these operating funds for additional capital expenditures, amounting to $43 million, $13.7 million of that during the third quarter. For the fiscal year in progress, the Company is holding to $60 million for the amount anticipated for additional capital expenditures. But additional sums could prove to be necessary in the framework of the Dairyworld integration process. To date, $9 million has been earmarked for additional capital expenditures as part of that process.

Furthermore, the Company has paid out $15.9 million in dividends, reimbursed $5 million in bank loans and increased its cash holdings by nearly $13 million since the beginning of the fiscal year.

INFORMATION BY SECTOR

Dairy Products (Canada)

The acquisition of Dairyworld has considerably changed the profile of this sector. Revenues for the third quarter of the fiscal year 2002 reached $522.6 million, an increase of 241% over the $153.1 million for the same period last year. That increase can almost entirely be accounted for by the contribution of Dairyworld, with its revenues of $365.1 million. EBITDA reached $47.5 million for the quarter ended December 31, 2001, an increase of 109% over the $22.7 million for the corresponding period a year earlier. Again, this rise in EBITDA is almost entirely attributable to the activities of Dairyworld.

EBITDA margin in this sector fell from 14.8% for the third quarter of the previous fiscal year to 9.1% for the third quarter of this year. Dairyworld generates less EBITDA margin than that of the other Canadian activities of the Company; its EBITDA amounted to $24.1 million for the last quarter, representing a 6.6% margin. However, EBITDA margin for Dairyworld activities, which stood at 4.3% at the time of acquisition, rose from 5.2% for

the first quarter of the current fiscal year to 5.9% for the second quarter. And for the third quarter of the current fiscal year, EBITDA margin for Dairyworld activities climbed to 6.6%. Since the outset of the fiscal year, $62.3 million in EBITDA has been generated by Dairyworld activities, on revenues that reached $1.056 billion. The Company continues with its integration process, and the positive effects of the steps we have taken provide us with a sense of pride. For the quarter ended December 31, 2001, EBITDA for other activities in the Dairy Products sector rose to $23.4 million and revenues amounted to $157.4 million, representing a 14.9% margin. Last year, for the same three-month period ended December 31, Canadian activities generated EBITDA of $22.7 million on revenues of $153.1 million, which represents a 14.8% margin.

Dairy Products (United States)

Revenues for the third quarter of fiscal 2002 amounted to $300.1 million, an increase of $23.5 million over the $276.6 million for the same period the previous fiscal year. This increase can be explained primarily by the upswing in the average selling price per pound of cheese over the same period a year earlier, which translates into a positive effect of $29 million on revenues. A slight decrease in volume accompanied by a favorable impact stemming from the devaluation of the Canadian dollar accounts for the remainder of the variation in revenues.

The reversal suffered by the average price per pound of cheese in the United States in this quarter is reflected in EBITDA for the three-month period ended December 31, 2001. EBITDA totalled $22 million, down $4.3 million from the $26.3 million recorded for the same period a year earlier. EBITDA margin, meanwhile, slid from 9.5% for the third quarter last year to 7.3% for the third quarter of the fiscal year in progress. Two important factors account for this EBITDA decrease. First, the pronounced drop in the average selling price per pound of cheese on the American market since September 30, 2001 reversed the gains of close to $8.4 million recorded during the first two quarters of the current fiscal year. Those gains had been realized while the selling price per pound of cheese was on the upswing.

Second, generally the purchase price of the principal raw material, milk, fluctuates in tandem with variations in the selling price per pound of cheese. Nevertheless, over the three-month period that ended December 31, 2001, the drop in the price per pound of cheese was not followed by a

proportionate decrease in the cost of milk. This situation produced an unfavorable difference of nearly $6 million, which entailed a drop of an equivalent amount in EBITDA for the quarter. Notwithstanding, since the beginning of the fiscal year the American division has generated EBITDA of $101.3 million, an increase of $4.6 million over the $96.7 million for the same period in the previous fiscal year.

Grocery Products

For the first time, as a result of the partnership agreement entered into with Dare Foods which was concluded on July 15, 2001, whereby it acquired the cookies, fine breads and soups operations of the Company's Grocery Products sector, results for that sector refer only to the snack cakes category. For the third quarter, and taking into consideration the impact of the above transaction, revenues came in at $41 million, a decline of $19.4 million as compared to the $60.4 million of the same period in the previous fiscal year. For the quarter ended December 31, 2001, EBITDA amounted to $8.2 million, producing a margin of 20.1%. This EBITDA includes a gain of roughly $0.85 million relative to the sale of assets in the cookies, fine breads and soups categories of the Grocery Products sector.

DIVIDENDS

The Board of Directors of the Company declared a dividend of $0.055 per common share, payable on March 22, 2002, to common shareholders of record on March 8, 2002. This dividend relates to the third quarter, ended December 31, 2001.

From quarter to quarter we have ensured the Company's growth by means of well thought-out acquisitions paired with our willingness to properly integrate each one of them through continuous improvement in their efficiency and their processes. As for the future, we will continue to carefully examine every business opportunity that presents itself, with the interests of all our shareholders in mind.

LINO SAPUTO
Chairman of the Board and Chief Executive Officer
February 20, 2002

Consolidated statements of **earnings** *(unaudited)*

(in thousands of dollars, except per share amounts)	For the three-month periods ended December 31 2001	2000	For the nine-month periods ended December 31 2001	2000
REVENUES	**$ 863,679**	$ 490,135	**$2,637,828**	$1,473,592
Cost of sales, selling and administrative expenses	**785,917**	432,534	2,377,927	1,282,202
EARNINGS BEFORE INTEREST, DEPRECIATION, AMORTIZATION AND INCOME TAXES	**77,762**	57,601	**259,901**	191,390
Depreciation of fixed assets	**16,974**	11,960	**52,316**	36,404
OPERATING INCOME	**60,788**	45,641	**207,585**	154,986
Interest on long-term debt	**12,842**	9,233	**41,040**	28,586
Other interest	**(92)**	(680)	**(665)**	(1,011)
EARNINGS BEFORE INCOME TAXES AND AMORTIZATION OF GOODWILL	**48,038**	37,088	**167,210**	127,411
Income taxes	**12,943**	11,480	**50,380**	40,036
EARNINGS BEFORE AMORTIZATION OF GOODWILL	**35,095**	25,608	**116,830**	87,375
Amortization of goodwill ***	—	3,235	—	9,592
NET EARNINGS	**$ 35,095**	$ 22,373	**$ 116,830**	$ 77,783
PER SHARE				
Net earnings *(earnings before amortization of goodwill in 2000)*				
Basic	**$ 0.34**	$ 0.25	**$ 1.14**	$ 0.85
Diluted	**$ 0.34**	$ 0.25	**$ 1.13**	$ 0.85

*** The Company adopted the new Canadian Institute of Chartered Accountants accounting recommendations on amortization of goodwill. Goodwill ceased to be amortized in accordance with these recommendations since April 1, 2001. Had the application of the new recommendations been permitted during the period of nine months ended December 31, 2000, net earnings would have been respectively $25,608,000 and $87,375,000.

Consolidated statements of retained **earnings** *(unaudited)*

(in thousands of dollars)	For the nine-month periods ended December 31 2001	2000
RETAINED EARNINGS, BEGINNING OF PERIOD	**$ 271,087**	$ 177,746
Net earnings	**116,830**	77,783
Dividends	**(15,927)**	(12,291)
RETAINED EARNINGS, END OF PERIOD	**$ 371,990**	$ 243,238

Financial Statements

Selected segmented **information** *(unaudited)*

(in thousands of dollars)	For the three-month periods ended December 31 2001	2000	For the nine-month periods ended December 31 2001	2000
REVENUES				
Dairy products				
Canada	**$ 522,555**	$ 153,080	**$1,517,129**	$ 454,033
United States	**300,075**	276,617	**973,939**	831,294
	822,630	429,697	**2,491,068**	1,285,327
Grocery products	**41,049**	60,438	**146,760**	188,265
	$ 863,679	$ 490,135	**$2,637,828**	$1,473,592
EARNINGS BEFORE INTEREST, DEPRECIATION, AMORTIZATION AND INCOME TAXES				
Dairy products				
Canada	**$ 47,526**	$ 22,652	**$ 132,235**	$ 64,890
United States	**21,990**	26,273	**101,267**	96,660
	69,516	48,925	**233,502**	161,550
Grocery products	**8,246**	8,676	**26,399**	29,840
	$ 77,762	$ 57,601	**$ 259,901**	$ 191,390
DEPRECIATION OF FIXED ASSETS				
Dairy products				
Canada	**$ 7,443**	$ 2,586	**$ 22,005**	$ 8,451
United States	**8,381**	7,142	**25,151**	20,958
	15,824	9,728	**47,156**	29,409
Grocery products	**1,150**	2,232	**5,160**	6,995
	$ 16,974	$ 11,960	**$ 52,316**	$ 36,404
OPERATING INCOME				
Dairy products				
Canada	**$ 40,083**	$ 20,066	**$ 110,230**	$ 56,439
United States	**13,609**	19,131	**76,116**	75,702
	53,692	39,197	**186,346**	132,141
Grocery products	**7,096**	6,444	**21,239**	22,845
	$ 60,788	$ 45,641	**$ 207,585**	$ 154,986
Interest	**12,750**	8,553	**40,375**	27,575
EARNINGS BEFORE INCOME TAXES AND AMORTIZATION OF GOODWILL	**48,038**	37,088	**167,210**	127,411
Income taxes	**12,943**	11,480	**50,380**	40,036
EARNINGS BEFORE AMORTIZATION OF GOODWILL	**35,095**	25,608	**116,830**	87,375
Amortization of goodwill ***	**—**	3,235	**—**	9,592
NET EARNINGS	**$ 35,095**	$ 22,373	**$ 116,830**	$ 77,783

Consolidated statements of **cash flows** *(unaudited)*

(in thousands of dollars, except per share amounts)	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2001	2000	**2001**	2000
Cash flows related to the following activities:				
OPERATING				
Net earnings	**$ 35,095**	$ 22,373	**$ 116,830**	$ 77,783
Items not affecting cash				
Depreciation and amortization	**16,974**	15,195	**52,316**	45,996
Future income taxes	**3,099**	3,566	**8,677**	10,733
	55,168	41,134	**177,823**	134,512
Currency (gain) loss on cash held in foreign currency	**(24)**	—	**(21)**	3
Changes in non-cash operating working capital items	**3,802**	(9,687)	**(27,719)**	6,289
	58,946	31,447	**150,083**	140,804
INVESTING				
Net additions to fixed assets	**(13,700)**	(10,175)	**(43,058)**	(26,182)
Other assets	**(341)**	(1,189)	**(6,445)**	(1,264)
Foreign currency translation adjustment	**(6,228)**	2,457	**(6,913)**	(19,965)
	(20,269)	(8,907)	**(56,416)**	(47,411)
FINANCING				
Bank loans	**(4,771)**	(100)	**(5,083)**	(2,685)
Repayment of long-term debt	**(30,000)**	(9,995)	**(70,000)**	(91,072)
Issuance of share capital	**1,696**	32	**5,152**	166
Employee future benefits	**(600)**	—	**(24)**	—
Dividends	**(5,657)**	(4,610)	**(15,927)**	(12,291)
Foreign currency translation adjustment	**4,567**	(1,858)	**5,305**	15,675
	(34,765)	(16,531)	**(80,577)**	(90,207)
INCREASE IN CASH	**3,912**	6,009	**13,090**	3,186
CURRENCY GAIN (LOSS) ON CASH HELD IN FOREIGN CURRENCY	**24**	—	**21**	(3)
CASH, BEGINNING OF PERIOD	**15,469**	1,484	**6,294**	4,310
CASH, END OF PERIOD	**$ 19,405**	$ 7,493	**$ 19,405**	$ 7,493
SUPPLEMENTAL INFORMATION				
Interest paid	**$ 19,219**	$ 15,732	**$ 48,443**	$ 34,204
Income taxes paid	**$ 21,180**	$ 12,748	**$ 50,272**	$ 18,954
PER SHARE (NOTE 4)				
Inflow of cash related to operations before changes in non-cash operating working capital items				
Basic	**$ 0.54**	$ 0.40	**$ 1.73**	$ 1.31
Diluted	**$ 0.53**	$ 0.40	**$ 1.72**	$ 1.31

Financial Statements

Consolidated balance sheets

(in thousands of dollars)	(unaudited) December 31, 2001	(audited) March 31, 2001
ASSETS		
CURRENT ASSETS		
Cash	$ 19,405	$ 6,294
Receivables	281,246	279,493
Inventories	389,279	376,447
Income taxes	500	2,866
Future income taxes	21,072	22,751
Prepaid expenses and other assets	6,188	10,628
	717,690	698,479
FIXED ASSETS	644,315	675,021
INVESTMENT, AT COST (NOTE 3)	55,187	—
GOODWILL, UNAMORTIZED PORTION (COST OF $ 609,646)	571,402	592,646
OTHER ASSETS	40,415	33,970
FUTURE INCOME TAXES	12,017	12,863
	$ 2,041,026	$ 2,012,979
LIABILITIES		
CURRENT LIABILITIES		
Bank loans	$ 5,560	$ 10,643
Accounts payable and accrued liabilities	311,557	320,426
Income taxes	18,832	29,457
Current portion of long-term debt	100,000	95,075
	435,949	455,601
LONG-TERM DEBT	630,698	700,821
EMPLOYEE FUTURE BENEFITS	11,550	11,574
FUTURE INCOME TAXES	103,737	97,082
	1,181,934	1,265,078
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (102,927,720 SHARES, 102,450,780 SHARES AS AT MARCH 31, 2001) (NOTE 4)	456,199	451,047
RETAINED EARNINGS	371,990	271,087
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	30,903	25,767
	859,092	747,901
	$ 2,041,026	$ 2,012,979

Notes relating to the **consolidated financial statements**

NOTE 1 - ACCOUNTING POLICIES

The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Canada and applied in the same manner as the most recently audited financial statements. The unaudited consolidated financial statements do not include all the information and notes required according to generally accepted accounting principles for annual financial statements, and should therefore be read with the audited consolidated financial statements and the notes included in the Company's annual report for the year ended March 31, 2001.

NOTE 2 - CHANGE IN ACCOUNTING POLICY

As of March 31, 2001, the Company retroactively adopted the new recommendations of the CICA regarding the method used to calculate diluted earnings per share. In accordance with the new recommendations, the share treasury stock method is now used to determine the dilutive effect of share options.

Following this change, diluted earnings before amortization of goodwill per common share for the third quarter of 2001 have been restated, from $0.24 to $0.25. For the nine-month period ended December 31, 2000, earnings per common share have been restated, from $0.83 to $0.85. This change in accounting policy had no effect on the current period.

The weighted average number of common shares outstanding for the three-month period ended December 31, 2001 is 102,848,831 (102,419,798 in 2000). For the nine-month period ended December 31, 2001, this number is 102,706,753 (102,412,866 in 2000).

The weighted average number of common shares outstanding, including the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan is 103,558,952 (103,020,508 in 2000).

NOTE 3 - INVESTMENT

On July 15, 2001, the Company entered into a partnership agreement through its subsidiary Culinar pursuant to which Dare Foods Ltd. acquired the cookies, fine breads and soups operations of the Company's Grocery Products sector. This transaction grants Saputo Inc. a share participation of 21% in Dare Foods Ltd.

This non-monetary transaction has been accounted for at the fair value of the assets disposed of.

NOTE 4 - EARNINGS PER SHARE

The computations of basic and diluted earnings per share were adjusted retroactively for all periods presented to reflect the change as a result of the stock dividend paid on November 30, 2001 which has the same effect as a two-for-one stock split.

contribution de Dairyworld aux revenus de la Société explique la majeure partie de cette augmentation.

TRÉSORERIE ET RESSOURCES FINANCIÈRES

Depuis le début de l'exercice, les flux de trésorerie liés aux activités d'exploitation avant la variation des éléments hors caisse du fonds de roulement d'exploitation se chiffrent à 177,8 millions de dollars ou 1,73 $ (de base) par action, en hausse de 32,2 % sur les 134,5 millions de dollars ou 1,31 $ (de base) par action de la même période un an plus tôt.

La Société a utilisé ces importantes rentrées de fonds pour rembourser 70 millions de dollars de dette à long terme, dont 30 millions de dollars au cours du trimestre terminé le 31 décembre 2001. La Société a également consacré une partie importante de ces fonds tirés de l'exploitation à des ajouts nets aux immobilisations de l'ordre de 43 millions de dollars, dont 13,7 millions de dollars durant le troisième trimestre. Pour l'exercice en cours, la Société maintient à 60 millions de dollars le montant prévu pour les ajouts nets aux immobilisations. De ce montant, des sommes supplémentaires pourraient s'avérer nécessaires dans le cadre du processus d'intégration de Dairyworld. À ce jour, 9 millions de dollars ont été consacrés aux ajouts d'immobilisations dans le cadre de ce processus.

Également, la Société a versé 15,9 millions de dollars en dividendes, remboursé 5 millions de dollars d'emprunts bancaires et augmenté son encaisse de près de 13 millions de dollars depuis le début de l'exercice.

INFORMATION SECTORIELLE

Produits laitiers (Canada)

L'acquisition de Dairyworld a considérablement changé le profil de ce secteur. Les revenus du troisième trimestre de l'exercice 2002 ont atteint 522,6 millions de dollars, soit une hausse de 241 % en comparaison des 153,1 millions de dollars de la même période l'an passé. La contribution de Dairyworld aux revenus pour un montant de 365,1 millions de dollars explique presque entièrement cette augmentation. Le BAIIA du trimestre terminé le 31 décembre 2001 a atteint 47,5 millions de dollars, ce qui représente une appréciation de 109 % sur les 22,7 millions de dollars de la même période un an plus tôt. Cette hausse du BAIIA est presque entièrement attribuable aux activités de Dairyworld.

La marge de BAIIA de ce secteur, quant à elle, est passée de 14,8 % pour le troisième trimestre de l'exercice précédent à 9,1 % pour le troisième trimestre de cette année. Dairyworld génère une marge de BAIIA inférieure à celle des autres activités canadiennes de la Société. En effet, son BAIIA s'est chiffré à 24,1 millions de dollars au cours du dernier trimestre, ce qui représente une

marge de 6,6 %. De plus, la marge de BAIIA des activités de Dairyworld, qui s'établissait à 4,3 % au moment de son acquisition, est passée de 5,2 % pour le premier trimestre de l'exercice en cours à 5,9 % pour le trimestre qui a suivi. Au cours du troisième trimestre du présent exercice, la marge de BAIIA des activités de Dairyworld s'est élevée à 6,6 %. Depuis le début de l'exercice, 62,3 millions de dollars de BAIIA ont été générés par les activités de Dairyworld sur des revenus qui se sont élevés à 1,056 milliard de dollars. La Société poursuit son processus d'intégration et c'est avec fierté que nous constatons les effets positifs des actions que nous avons entreprises. Au cours du trimestre terminé le 31 décembre 2001, le BAIIA des autres activités du secteur Produits laitiers s'est élevé à 23,4 millions de dollars et les revenus se sont chiffrés à 157,4 millions de dollars, ce qui représente une marge de 14,9 %. L'an dernier, pour la même période de trois mois terminée le 31 décembre, le BAIIA des activités canadiennes avait atteint 22,7 millions de dollars et les revenus s'étaient chiffrés à 153,1 millions de dollars, ce qui représentait alors une marge de 14,8 %.

Produits laitiers (États-Unis)

Les revenus du troisième trimestre de l'exercice 2002 se sont chiffrés à 300,1 millions de dollars, en hausse de 23,5 millions de dollars sur les 276,6 millions de dollars de la même période de l'exercice précédent. Cette augmentation s'explique principalement par la hausse du prix de vente moyen par livre de fromage par rapport à celui de la même période un an plus tôt, ce qui se traduit par un effet positif de 29 millions de dollars sur les revenus. Une légère baisse de volume contrebalancée par un impact favorable lié à la dévaluation du dollar canadien explique le reste de la variation des revenus.

Le renversement qu'a connu le prix moyen par livre de fromage aux États-Unis au cours du trimestre se reflète dans le BAIIA de la période de trois mois qui s'est terminée le 31 décembre 2001. En effet, le BAIIA s'est soldé à 22 millions de dollars, en baisse de 4,3 millions par rapport aux 26,3 millions de dollars affichés à la même période un an plus tôt. La marge de BAIIA, quant à elle, est passée de 9,5 % au troisième trimestre de l'an passé à 7,3 % au troisième trimestre de l'exercice en cours. Deux facteurs importants expliquent cette diminution du BAIIA. En premier lieu, la baisse marquée du prix de vente moyen par livre de fromage sur le marché américain depuis le 30 septembre 2001 a renversé les gains de près de 8,4 millions de dollars enregistrés lors des deux premiers trimestres de l'exercice en cours. Ces gains avaient été réalisés alors que le prix de vente par livre de fromage était à la hausse.

En deuxième lieu, généralement, le prix d'achat de la matière première principale, le lait, fluctue en tandem avec la variation du prix de vente par livre de fromage. Toutefois,

au cours de la période de trois mois qui a pris fin le 31 décembre 2001, la baisse du prix par livre de fromage n'a pas été suivie par une diminution proportionnelle du coût du lait. Cette situation a causé un écart défavorable de près de 6 millions de dollars, entraînant du même coup une baisse du BAIIA d'un montant équivalent pour le trimestre. Malgré tout, depuis le début de l'exercice, la division américaine a généré un BAIIA de 101,3 millions de dollars, en hausse de 4,6 millions de dollars sur les 96,7 millions de dollars de la même période de l'exercice précédent.

Produits d'épicerie

Pour la première fois à la suite de l'entente de partenariat conclue le 15 juillet 2001 avec Dare Foods par laquelle cette dernière a acquis les activités de fabrication et de commercialisation de biscuits, de biscottes et de soupes du secteur Produits d'épicerie de la Société, les résultats de ce secteur n'incluent que ceux de la catégorie des petits gâteaux. Au cours du troisième trimestre, et compte tenu de cette transaction, les revenus se sont élevés à 41 millions de dollars, en baisse de 19,4 millions par rapport aux 60,4 millions de dollars de la même période de l'exercice précédent. Au cours du trimestre terminé le 31 décembre 2001, le BAIIA s'est chiffré à 8,2 millions de dollars et a dégagé une marge de 20,1 %. Ce BAIIA tient compte d'un gain d'environ 0,85 million de dollars relatif à la vente des éléments d'actifs des catégories biscuits, biscottes et soupes du secteur Produits d'épicerie.

DIVIDENDES

Le Conseil d'administration de la Société a déclaré un dividende de 0,055 $ par action ordinaire, somme qui sera payable le 22 mars 2002 aux porteurs inscrits le 8 mars 2002. Ce dividende est lié au troisième trimestre qui a pris fin le 31 décembre 2001.

De trimestre en trimestre, nous avons assuré la croissance de la Société par l'entremise d'acquisitions judicieuses jumelées à notre volonté de bien intégrer chacune d'entre elles par l'amélioration constante de leur efficacité et de leurs processus. Dans le futur, nous poursuivrons l'examen de toutes les opportunités d'affaires qui se présenteront à nous dans l'intérêt de l'ensemble de nos actionnaires.

LINO SAPUTO
Président du Conseil d'administration et chef de la direction
Le 20 février 2002

États consolidés des **résultats** *(non vérifiés)*

(en milliers de dollars, sauf les données par action)	Pour les périodes de trois mois terminées les 31 décembre 2001	2000	Pour les périodes de neuf mois terminées les 31 décembre 2001	2000
REVENUS	**863 679 $**	490 135 $	**2 637 828 $**	1 473 592 $
Coût des ventes, frais de vente et d'administration	**785 917**	432 534	**2 377 927**	1 282 202
BÉNÉFICE AVANT INTÉRÊTS, AMORTISSEMENT ET IMPÔTS SUR LES BÉNÉFICES	**77 762**	57 601	**259 901**	191 390
Amortissement des immobilisations	**16 974**	11 960	**52 316**	36 404
BÉNÉFICE D'EXPLOITATION	**60 788**	45 641	**207 585**	154 986
Intérêts de la dette à long terme	**12 842**	9 233	**41 040**	28 586
Autres intérêts	**(92)**	(680)	**(665)**	(1 011)
BÉNÉFICE, COMPTE NON TENU DES IMPÔTS SUR LES BÉNÉFICES ET DE L'AMORTISSEMENT DE L'ACHALANDAGE	**48 038**	37 088	**167 210**	127 411
Impôts sur les bénéfices	**12 943**	11 480	**50 380**	40 036
BÉNÉFICE AVANT L'AMORTISSEMENT DE L'ACHALANDAGE	**35 095**	25 608	**116 830**	87 375
Amortissement de l'achalandage***	—	3 235	—	9 592
BÉNÉFICE NET	**35 095 $**	22 373 $	**116 830 $**	77 783 $
PAR ACTION (NOTE 4)				
Bénéfice net *(bénéfice avant amortissement de l'achalandage en 2000)*				
De base	**0,34 $**	0,25 $	**1,14 $**	0,85 $
Dilué	**0,34 $**	0,25 $	**1,13 $**	0,85 $

*** La Société a adopté les nouvelles recommandations de l'Institut Canadien des Comptables Agréés relatives à l'amortissement de l'achalandage. L'achalandage n'est plus amorti conformément à ces recommandations depuis le premier avril 2001. Si l'application des nouvelles recommandations avait été permise au cours du trimestre ainsi qu'au cours de la période de neuf mois terminée le 31 décembre 2000, le bénéfice net de ces périodes aurait été de respectivement 25 608 000 $ et 87 375 000 $.

États consolidés des **bénéfices non répartis** *(non vérifiés)*

(en milliers de dollars)	Pour les périodes de neuf mois terminées les 31 décembre 2001	2000
BÉNÉFICES NON RÉPARTIS AU DÉBUT DE LA PÉRIODE	**271 087 $**	177 746 $
Bénéfice net	**116 830**	77 783
Dividendes	**(15 927)**	(12 291)
BÉNÉFICES NON RÉPARTIS À LA FIN DE LA PÉRIODE	**371 990 $**	243 238 $

États **financiers**

Information **sectorielle choisie** *(non vérifiée)*

(en milliers de dollars)	Pour les périodes de trois mois terminées les 31 décembre **2001**	2000	Pour les périodes de neuf mois terminées les 31 décembre **2001**	2000
REVENUS				
Produits laitiers				
Canada	**522 555 $**	153 080 $	**1 517 129 $**	454 033 $
États-Unis	**300 075**	276 617	**973 939**	831 294
	822 630	429 697	**2 491 068**	1 285 327
Produits d'épicerie	**41 049**	60 438	**146 760**	188 265
	863 679 $	490 135 $	**2 637 828 $**	1 473 592 $
BÉNÉFICE AVANT INTÉRÊTS, AMORTISSEMENT ET IMPÔTS SUR LES BÉNÉFICES				
Produits laitiers				
Canada	**47 526 $**	22 652 $	**132 235 $**	64 890 $
États-Unis	**21 990**	26 273	**101 267**	96 660
	69 516	48 925	**233 502**	161 550
Produits d'épicerie	**8 246**	8 676	**26 399**	29 840
	77 762 $	57 601 $	**259 901 $**	191 390 $
AMORTISSEMENT DES IMMOBILISATIONS				
Produits laitiers				
Canada	**7 443 $**	2 586 $	**22 005 $**	8 451 $
États-Unis	**8 381**	7 142	**25 151**	20 958
	15 824	9 728	**47 156**	29 409
Produits d'épicerie	**1 150**	2 232	**5 160**	6 995
	16 974 $	11 960 $	**52 316 $**	36 404 $
BÉNÉFICE D'EXPLOITATION				
Produits laitiers				
Canada	**40 083 $**	20 066 $	**110 230 $**	56 439 $
États-Unis	**13 609**	19 131	**76 116**	75 702
	53 692	39 197	**186 346**	132 141
Produits d'épicerie	**7 096**	6 444	**21 239**	22 845
	60 788 $	45 641 $	**207 585 $**	154 986 $
Intérêts	**12 750**	8 553	**40 375**	27 575
BÉNÉFICE COMPTE NON TENU DES IMPÔTS SUR LES BÉNÉFICES ET DE L'AMORTISSEMENT DE L'ACHALANDAGE	**48 038**	37 088	**167 210**	127 411
Impôts sur les bénéfices	**12 943**	11 480	**50 380**	40 036
BÉNÉFICE AVANT L'AMORTISSEMENT DE L'ACHALANDAGE	**35 095**	25 608	**116 830**	87 375
Amortissement de l'achalandage***	**—**	3 235	**—**	9 592
BÉNÉFICE NET	**35 095 $**	22 373 $	**116 830 $**	77 783 $

États consolidés des **flux de trésorerie** *(non vérifiés)*

(en milliers de dollars, sauf les données par action)	Pour les périodes de trois mois terminées les 31 décembre **2001**	2000	Pour les périodes de neuf mois terminées les 31 décembre **2001**	2000
Flux de trésorerie liés aux activités suivantes :				
EXPLOITATION				
Bénéfice net	**35 095 $**	22 373 $	**116 830 $**	77 783 $
Éléments sans incidence sur la trésorerie				
Amortissement	**16 974**	15 195	**52 316**	45 996
Impôts futurs	**3 099**	3 566	**8 677**	10 733
	55 168	41 134	**177 823**	134 512
(Gain) perte de change sur la trésorerie libellé(e) en devises étrangères	**(24)**	—	**(21)**	3
Variation des éléments hors caisse du fonds de roulement d'exploitation	**3 802**	(9 687)	**(27 719)**	6 289
	58 946	31 447	**150 083**	140 804
INVESTISSEMENT				
Ajouts nets aux immobilisations	**(13 700)**	(10 175)	**(43 058)**	(26 182)
Autres éléments d'actif	**(341)**	(1 189)	**(6 445)**	(1 264)
Écart de conversion de devises étrangères	**(6 228)**	2 457	**(6 913)**	(19 965)
	(20 269)	(8 907)	**(56 416)**	(47 411)
FINANCEMENT				
Emprunts bancaires	**(4 771)**	(100)	**(5 083)**	(2 685)
Remboursement de la dette à long terme	**(30 000)**	(9 995)	**(70 000)**	(91 072)
Émission de capital-actions	**1 696**	32	**5 152**	166
Avantages sociaux futurs	**(600)**	—	**(24)**	—
Dividendes	**(5 657)**	(4 610)	**(15 927)**	(12 291)
Écart de conversion de devises étrangères	**4 567**	(1 858)	**5 305**	15 675
	(34 765)	(16 531)	**(80 577)**	(90 207)
AUGMENTATION DE LA TRÉSORERIE	**3 912**	6 009	**13 090**	3 186
GAIN (PERTE) DE CHANGE SUR LA TRÉSORERIE LIBELLÉ(E) EN DEVISES ÉTRANGÈRES	**24**	—	**21**	(3)
ENCAISSE AU DÉBUT DE LA PÉRIODE	**15 469**	1 484	**6 294**	4 310
ENCAISSE À LA FIN DE LA PÉRIODE	**19 405 $**	7 493 $	**19 405 $**	7 493 $
INFORMATION COMPLÉMENTAIRE				
Intérêts payés	**19 219 $**	15 732 $	**48 443 $**	34 204 $
Impôts sur les bénéfices payés	**21 180 $**	12 748 $	**50 272 $**	18 954 $
PAR ACTION (NOTE 4)				
Flux de trésorerie liés à l'exploitation, avant variation des éléments hors caisse du fonds de roulement d'exploitation				
De base	**0,54 $**	0,40 $	**1,73 $**	1,31 $
Dilué	**0,53 $**	0,40 $	**1,72 $**	1,31 $

Bilans **consolidés**

(en milliers de dollars)	*(non vérifié)* **31 décembre 2001**	*(vérifié)* 31 mars 2001
ACTIF		
ACTIF À COURT TERME		
Encaisse	**19 405 $**	6 294 $
Débiteurs	**281 246**	279 493
Stocks	**389 279**	376 447
Impôts à recevoir	**500**	2 866
Actif d'impôts futurs	**21 072**	22 751
Frais payés d'avance et autres éléments d'actif	**6 188**	10 628
	717 690	698 479
IMMOBILISATIONS	**644 315**	675 021
PLACEMENT, AU COÛT (NOTE 3)	**55 187**	—
ACHALANDAGE, TRANCHE NON AMORTIE (COÛT DE 609 646 $)	**571 402**	592 646
AUTRES ÉLÉMENTS D'ACTIF	**40 415**	33 970
ACTIF D'IMPÔTS FUTURS	**12 017**	12 863
	2 041 026 $	2 012 979 $
PASSIF		
PASSIF À COURT TERME		
Emprunts bancaires	**5 560 $**	10 643 $
Créditeurs et charges à payer	**311 557**	320 426
Impôts à payer	**18 832**	29 457
Tranche de la dette à long terme échéant à moins d'un an	**100 000**	95 075
	435 949	455 601
DETTE À LONG TERME	**630 698**	700 821
AVANTAGES SOCIAUX FUTURS	**11 550**	11 574
PASSIF D'IMPÔTS FUTURS	**103 737**	97 082
	1 181 934	1 265 078
CAPITAUX PROPRES		
CAPITAL-ACTIONS (102 927 720 ACTIONS, 102 450 780 ACTIONS AU 31 MARS 2001) (NOTE 4)	**456 199**	451 047
BÉNÉFICES NON RÉPARTIS	**371 990**	271 087
ÉCART DE CONVERSION DE DEVISES ÉTRANGÈRES	**30 903**	25 767
	859 092	747 901
	2 041 026 $	2 012 979 $

Notes afférentes aux **états financiers consolidés**

NOTE 1 - CONVENTIONS COMPTABLES

Les états financiers consolidés non vérifiés ci-joints ont été dressés par la Société selon les principes comptables généralement reconnus au Canada appliqués de la même manière que dans les plus récents états financiers vérifiés. Les présents états financiers consolidés non vérifiés ne comportent pas toutes les informations et les notes requises selon les principes comptables généralement reconnus pour les états financiers annuels et devraient donc être lus avec les états financiers consolidés vérifiés et les notes y afférentes inclus dans le rapport annuel de la Société pour l'exercice terminé le 31 mars 2001.

NOTE 2 - MODIFICATION DE CONVENTION COMPTABLE

En date du 31 mars 2001, la Société a adopté rétroactivement les nouvelles recommandations de l'ICCA en matière de calcul du bénéfice dilué par action. En vertu des nouvelles recommandations, la méthode du rachat d'actions est employée pour déterminer l'effet dilutif des options d'achat d'actions.

Par suite de cette modification, le bénéfice avant amortissement de l'achalandage dilué par action ordinaire pour le troisième trimestre de 2001 est passé de 0,24 $ à 0,25 $. Pour la période de neuf mois terminée le 31 décembre 2000, le bénéfice avant amortissement de l'achalandage dilué par action ordinaire est passé de 0,83 $ à 0,85 $. Cette modification de convention comptable n'a aucune incidence sur la période courante.

Le nombre moyen pondéré d'actions ordinaires en circulation pour la période de trois mois terminée le 31 décembre 2001 est de 102 848 831 (102 419 798 en 2000). Pour la période de neuf mois terminée le 31 décembre 2001, ce nombre est de 102 706 753 (102 412 866 en 2000).

Le nombre moyen pondéré d'actions ordinaires en circulation et d'actions à effet dilutif pouvant être émises en vertu du régime d'options d'achat d'actions de la Société est de 103 558 952 (103 020 508 en 2000).

NOTE 3 - PLACEMENT

Le 15 juillet 2001, la Société a conclu, par l'entremise de sa filiale Culinar, une entente de partenariat avec Dare Foods Limitée selon laquelle cette dernière a acquis les activités de fabrication et de commercialisation de biscuits, de biscottes et de soupes du secteur Produits d'épicerie de la Société. À la suite de cette transaction, Saputo Inc. détient une participation en actions de 21 % au sein de Dare Foods Limitée.

Cette transaction non monétaire a été comptabilisée à la juste valeur des éléments d'actifs cédés.

NOTE 4 - RÉSULTATS PAR ACTION

Les calculs des résultats de base par action et des résultats dilués par action ont été ajustés rétroactivement aux périodes présentées de façon à tenir compte du dividende en actions versé le 30 novembre 2001 qui a eu le même effet qu'un fractionnement des actions à raison de deux pour une.

Message aux actionnaires et analyse des résultats d'exploitation et de la situation financière

C'est avec plaisir que nous vous présentons les résultats du troisième trimestre de l'exercice 2002, terminé le 31 décembre 2001, pour lequel la Société affiche de solides résultats.

Le bénéfice net s'est accru de 37,1 % par rapport à la même période de l'exercice précédent, pour s'établir à 35,1 millions de dollars ou 0,34 $ (de base) par action en comparaison des 25,6 millions de dollars ou 0,25 $ (de base) par action de la même période l'an passé. Ces résultats tiennent compte de deux éléments importants. En premier lieu, Dairyworld, notre dernière acquisition dont l'intégration suit son cours, connaît une performance très encourageante. L'apport des activités de Dairyworld à la rentabilité globale de la Société se fait de façon croissante. Sa marge de BAIIA s'est en effet appréciée de plus de 50 % depuis son acquisition en février 2001. Également, au cours du trimestre, le prix de vente moyen par livre de fromage sur le marché américain a diminué de près de 0,38 $ US par rapport à celui du 30 septembre 2001. Cette diminution a directement affecté les résultats de la Société de façon négative. Malgré tout, notre bénéfice net a connu une hausse de plus de 37 % au cours du trimestre et de 33,6 % depuis le début de l'exercice, comparativement aux mêmes périodes de l'an passé.

Le bénéfice avant intérêts, impôts sur les bénéfices et amortissement (BAIIA) a atteint 77,8 millions de dollars au cours du troisième trimestre de l'exercice 2002, soit une augmentation de 35,1 % en comparaison des 57,6 millions de dollars du troisième trimestre de l'an dernier. Cette hausse de 20,2 millions est attribuable aux activités de Dairyworld, acquises le 5 février 2001, qui ont généré 24,1 millions de dollars de BAIIA au cours du trimestre. Depuis le début de l'exercice, on constate une augmentation du BAIIA de 35,8 %, soit 259,9 millions de dollars en comparaison des 191,4 millions de dollars de la même période de l'exercice précédent.

Les revenus de la Société ont totalisé 863,7 millions de dollars pour la période de trois mois terminée le 31 décembre 2001, soit une progression de 76,2 % sur les 490,1 millions de dollars de la période correspondante de l'exercice précédent. La

Rapport intérimaire 3e trimestre

Exercice financier 2002









SAPUTO

Rapport intérimaire

Exercice financier 2002

2e trimestre










SAPUTO

Message aux actionnaires et analyse des résultats d'exploitation et de la situation financière

Nous sommes heureux de vous présenter les résultats du deuxième trimestre de l'exercice 2002, terminé le 30 septembre 2001, au cours duquel la Société a connu une excellente performance financière.

Le bénéfice net a atteint 41,5 millions de dollars ou 0,81 $ (de base) par action, en hausse de 32,6 % sur les 31,3 millions de dollars ou 0,61 $ (de base) par action du même trimestre de l'exercice précédent. Cette augmentation du bénéfice reflète les effets favorables du processus d'amélioration et d'intégration entamé chez Dairyworld depuis son acquisition en février 2001. La tendance à la hausse du prix par livre de fromage aux États-Unis a également eu des effets positifs sur le bénéfice net du trimestre comparativement à l'an passé. Depuis le début de l'exercice, le bénéfice net a augmenté de 19,9 millions de dollars pour atteindre 81,7 millions de dollars, soit une hausse de 32,3 % par rapport à la période correspondante de l'exercice 2001.

Le bénéfice avant intérêts, impôts sur les bénéfices et amortissement (BAIIA) s'est chiffré à 91 millions de dollars, en hausse de 35,8 % en comparaison des 67 millions de dollars du deuxième trimestre de l'exercice précédent. Les activités de Dairyworld, acquises le 5 février 2001, expliquent plus de 84 % de cette hausse de 24 millions de dollars du BAIIA. La marge de BAIIA, quant à elle, s'est chiffrée à 10,1 % pour le trimestre terminé le 30 septembre 2001, en baisse par rapport à la marge de 13,3 % affichée pour la même période un an plus tôt. Cette diminution de la marge de BAIIA découle principalement des activités de Dairyworld qui, bien qu'elles soient l'objet d'un intense processus d'intégration, ne dégagent pas de marges comparables à l'ensemble des autres activités canadiennes du secteur Produits laitiers. Les marges générées par Dairyworld connaissent toutefois une nette progression. De plus, la majeure partie du processus d'intégration devrait être complétée d'ici la fin du présent exercice.

Les revenus de la Société ont totalisé 897,7 millions de dollars au cours du trimestre terminé le 30 septembre 2001, une appréciation de 78,3 % sur les 503,5 millions de dollars de

Notes afférentes aux **états financiers consolidés**

NOTE 1 - CONVENTIONS COMPTABLES

Les états financiers consolidés non vérifiés ci-joints ont été dressés par la Société selon les principes comptables généralement reconnus au Canada appliqués de la même manière que dans les plus récents états financiers vérifiés. Les présents états financiers consolidés non vérifiés ne comportent pas toutes les informations et les notes requises selon les principes comptables généralement reconnus pour les états financiers annuels et devraient donc être lus avec les états financiers consolidés vérifiés et les notes y afférentes inclus dans le rapport annuel de la Société pour l'exercice terminé le 31 mars 2001.

NOTE 2 - MODIFICATION DE CONVENTION COMPTABLE

En date du 31 mars 2001, la Société a adopté rétroactivement les nouvelles recommandations de l'ICCA en matière de calcul du bénéfice dilué par action. En vertu des nouvelles recommandations, la méthode du rachat d'actions est employée pour déterminer l'effet dilutif des options d'achat d'actions.

Par suite de cette modification, le bénéfice avant amortissement de l'achalandage dilué par action ordinaire pour le second trimestre de 2001 est passé de 0,59 $ à 0,61 $. Pour la période de six mois terminée le 30 septembre 2000, le bénéfice avant amortissement de l'achalandage dilué par action ordinaire est passé de 1,17 $ à 1,20 $. Cette modification de convention comptable n'a aucune incidence sur la période courante.

Le nombre moyen pondéré d'actions ordinaires en circulation pour la période de trois mois terminée le 30 septembre 2001 est de 51 361 946 (51 207 251 en 2000). Pour la période de six mois terminée le 30 septembre 2001, ce nombre est de 51 317 857 (51 204 701 en 2000).

Le nombre moyen d'actions ordinaires pondéré en circulation et d'actions à effet dilutif pouvant être émises en vertu du régime d'options d'achat d'actions de la Société est de 51 645 191 (51 523 256 en 2000).

NOTE 3 - PLACEMENT

Le 15 juillet 2001, la Société a conclu, par l'entremise de sa filiale Culinar, une entente de partenariat avec Dare Foods Limitée selon laquelle cette dernière a acquis les activités de fabrication et de commercialisation de biscuits, de biscottes et de soupes du secteur Produits d'épicerie de la Société. À la suite de cette transaction, Saputo Inc. détient une participation en actions de 21 % au sein de Dare Foods Limitée.

Cette transaction non monétaire a été comptabilisée à la juste valeur des éléments d'actifs cédés.

Bilans **consolidés**

(en milliers de dollars)	*(non vérifié)* **30 septembre 2001**	*(vérifié)* 31 mars 2001
ACTIF		
ACTIF À COURT TERME		
Encaisse	**15 469 $**	6 294 $
Débiteurs	**287 644**	279 493
Stocks	**404 840**	376 447
Impôts à recevoir	**664**	2 866
Actif d'impôts futurs	**20 956**	22 751
Frais payés d'avance et autres éléments d'actif	**6 981**	10 628
	736 554	698 479
IMMOBILISATIONS	**644 210**	675 021
PLACEMENT, AU COÛT (NOTE 3)	**55 187**	—
ACHALANDAGE, TRANCHE NON AMORTIE (COÛT DE 606 535 $)	**568 553**	592 646
AUTRES ÉLÉMENTS D'ACTIF	**40 074**	33 970
ACTIF D'IMPÔTS FUTURS	**12 267**	12 863
	2 056 845 $	2 012 979 $
PASSIF		
PASSIF À COURT TERME		
Emprunts bancaires	**10 331 $**	10 643 $
Créditeurs et charges à payer	**323 109**	320 426
Impôts à payer	**29 842**	29 457
Tranche de la dette à long terme échéant à moins d'un an	**105 000**	95 075
	468 282	455 601
DETTE À LONG TERME	**651 561**	700 821
AVANTAGES SOCIAUX FUTURS	**12 150**	11 574
PASSIF D'IMPÔTS FUTURS	**100 342**	97 082
	1 232 335	1 265 078
CAPITAUX PROPRES		
CAPITAL-ACTIONS (51 389 495 ACTIONS, 51 225 390 ACTIONS AU 31 MARS 2001)	**454 503**	451 047
BÉNÉFICES NON RÉPARTIS	**342 552**	271 087
ÉCART DE CONVERSION DE DEVISES ÉTRANGÈRES	**27 455**	25 767
	824 510	747 901
	2 056 845 $	2 012 979 $

États consolidés des **flux de trésorerie** *(non vérifiés)*

(en milliers de dollars, sauf les données par action)	Pour les périodes de trois mois terminées les 30 septembre **2001**	2000	Pour les périodes de six mois terminées les 30 septembre **2001**	2000
Flux de trésorerie liés aux activités suivantes :				
EXPLOITATION				
Bénéfice net	**41 458 $**	28 100 $	**81 735 $**	55 410 $
Éléments sans incidence sur la trésorerie				
Amortissement	**17 085**	15 229	**35 342**	30 801
Impôts futurs	**2 789**	3 136	**5 578**	7 167
	61 332	46 465	**122 655**	93 378
(Gain) perte de change sur la trésorerie libellée en devises étrangères	**(61)**	1	**3**	3
Variation des éléments hors caisse du fonds de roulement d'exploitation	**(2 884)**	36 748	**(31 521)**	15 976
	58 387	83 214	**91 137**	109 357
INVESTISSEMENT				
Ajouts nets aux immobilisations	**(17 532)**	(9 494)	**(29 358)**	(16 007)
Autres éléments d'actif	**695**	(818)	**(6 104)**	(75)
Écart de conversion de devises étrangères	**(23 492)**	(10 118)	**(685)**	(22 422)
	(40 329)	(20 430)	**(36 147)**	(38 504)
FINANCEMENT				
Emprunts bancaires	**9 031**	(1 315)	**(312)**	(2 585)
Remboursement de la dette à long terme	**(30 000)**	(32 355)	**(40 000)**	(81 077)
Émission de capital-actions	**1 130**	63	**3 456**	134
Avantages sociaux futurs	**312**	—	**576**	—
Dividendes	**(10 270)**	(7 681)	**(10 270)**	(7 681)
Écart de conversion de devises étrangères	**16 907**	7 353	**738**	17 533
	(12 890)	(33 935)	**(45 812)**	(73 676)
AUGMENTATION (DIMINUTION) DE LA TRÉSORERIE	**5 168**	28 849	**9 178**	(2 823)
GAIN (PERTE) DE CHANGE SUR LA TRÉSORERIE LIBELLÉE EN DEVISES ÉTRANGÈRES	**61**	(1)	**(3)**	(3)
ENCAISSE (DÉCOUVERT BANCAIRE) AU DÉBUT DE LA PÉRIODE	**10 240**	(27 364)	**6 294**	4 310
ENCAISSE À LA FIN DE LA PÉRIODE	**15 469 $**	1 484 $	**15 469 $**	(1 484)$
INFORMATION COMPLÉMENTAIRE				
Intérêts payés	**9 607 $**	1 357 $	**29 224 $**	18 472 $
Impôts sur les bénéfices payés	**24 505 $**	2 042 $	**29 092 $**	6 206 $
PAR ACTION				
Flux nets de trésorerie liés à l'exploitation, avant variation des éléments hors caisse du fonds de roulement d'exploitation				
De base	**1,19 $**	0,91 $	**2,39 $**	1,82 $
Dilué	**1,19 $**	0,90 $	**2,37 $**	1,81 $

Information **sectorielle choisie** *(non vérifiée)*

(en milliers de dollars)	Pour les périodes de trois mois terminées les 30 septembre		Pour les périodes de six mois terminées les 30 septembre	
	2001	2000	**2001**	2000
REVENUS				
Produits laitiers				
Canada	**497 971 $**	152 266 $	**994 574 $**	300 953 $
États-Unis	**354 742**	288 222	**673 864**	554 677
	852 713	440 488	**1 668 438**	855 630
Produits d'épicerie	**45 030**	63 020	**105 711**	127 827
	897 743 $	503 508 $	**1 774 149 $**	983 457 $
BÉNÉFICE AVANT INTÉRÊTS, AMORTISSEMENT ET IMPÔTS SUR LES BÉNÉFICES				
Produits laitiers				
Canada	**43 738 $**	20 053 $	**84 709 $**	42 238 $
États-Unis	**38 786**	36 072	**79 277**	70 387
	82 524	56 125	**163 986**	112 625
Produits d'épicerie	**8 506**	10 905	**18 153**	21 164
	91 030 $	67 030 $	**182 139 $**	133 789 $
AMORTISSEMENT DES IMMOBILISATIONS				
Produits laitiers				
Canada	**7 153 $**	2 906 $	**14 562 $**	5 865 $
États-Unis	**8 392**	6 914	**16 770**	13 816
	15 545	9 820	**31 332**	19 681
Produits d'épicerie	**1 540**	2 232	**4 010**	4 763
	17 085 $	12 052 $	**35 342 $**	24 444 $
BÉNÉFICE D'EXPLOITATION				
Produits laitiers				
Canada	**36 585 $**	17 147 $	**70 147 $**	36 373 $
États-Unis	**30 394**	29 158	**62 507**	56 571
	66 979	46 305	**132 654**	92 944
Produits d'épicerie	**6 966**	8 673	**14 143**	16 401
	73 945 $	54 978 $	**146 797 $**	109 345 $
Intérêts	**13 672**	9 172	**27 625**	19 022
BÉNÉFICE COMPTE NON TENU DES IMPÔTS SUR LES BÉNÉFICES ET DE L'AMORTISSEMENT DE L'ACHALANDAGE	**60 273**	45 806	**119 172**	90 323
Impôts sur les bénéfices	**18 815**	14 529	**37 437**	28 556
BÉNÉFICE AVANT L'AMORTISSEMENT DE L'ACHALANDAGE	**41 458**	31 277	**81 735**	61 767
Amortissement de l'achalandage***	**—**	3 177	**—**	6 357
BÉNÉFICE NET	**41 458 $**	28 100 $	**81 735 $**	55 410 $

États **financiers**

États consolidés des **résultats** *(non vérifiés)*

(en milliers de dollars, sauf les données par action)	Pour les périodes de trois mois terminées les 30 septembre		Pour les périodes de six mois terminées les 30 septembre	
	2001	2000	**2001**	2000
REVENUS	**897 743 $**	503 508 $	**1 774 149 $**	983 457 $
Coût des ventes, frais de vente et d'administration	**806 713**	436 478	**1 592 010**	849 668
BÉNÉFICE AVANT INTÉRÊTS, AMORTISSEMENT ET IMPÔTS SUR LES BÉNÉFICES	**91 030**	67 030	**182 139**	133 789
Amortissement des immobilisations	**17 085**	12 052	**35 342**	24 444
BÉNÉFICE D'EXPLOITATION	**73 945**	54 978	**146 797**	109 345
Intérêts de la dette à long terme	**13 907**	9 446	**28 198**	19 353
Autres intérêts	**(235)**	(274)	**(573)**	(331)
BÉNÉFICE, COMPTE NON TENU DES IMPÔTS SUR LES BÉNÉFICES ET DE L'AMORTISSEMENT DE L'ACHALANDAGE	**60 273**	45 806	**119 172**	90 323
Impôts sur les bénéfices	**18 815**	14 529	**37 437**	28 556
BÉNÉFICE AVANT L'AMORTISSEMENT DE L'ACHALANDAGE	**41 458**	31 277	**81 735**	61 767
Amortissement de l'achalandage***	**—**	3 177	**—**	6 357
BÉNÉFICE NET	**41 458 $**	28 100 $	**81 735 $**	55 410 $
PAR ACTION				
Bénéfice net *(bénéfice avant l'amortissement de l'achalandage en 2000)*				
De base	**0,81 $**	0,61 $	**1,59 $**	1,20 $
Dilué	**0,80 $**	0,61 $	**1,58 $**	1,20 $

*** La Société a adopté les nouvelles recommandations de l'Institut Canadien des Comptables Agréés relatives à l'amortissement de l'achalandage. L'achalandage n'est plus amorti conformément à ces recommandations depuis le premier avril 2001. Si l'application des nouvelles recommandations avait été permise au cours du trimestre ainsi qu'au cours de la période de six mois terminée le 30 septembre 2000, le bénéfice net de ces périodes aurait été de respectivement 31 277 000 $ et 61 767 000 $.

États consolidés des **bénéfices non répartis** *(non vérifiés)*

(en milliers de dollars)	Pour les périodes de six mois terminées les 30 septembre	
	2001	2000
BÉNÉFICES NON RÉPARTIS AU DÉBUT DE LA PÉRIODE	**271 087 $**	177 746 $
Bénéfice net	**81 735**	55 410
Dividendes	**(10 270)**	(7 681)
BÉNÉFICES NON RÉPARTIS À LA FIN DE LA PÉRIODE	**342 552 $**	225 475 $

Au cours de ce trimestre, les activités de fabrication et de commercialisation de biscuits, de biscottes et de soupes n'ont contribué aux résultats du secteur que pour une période de deux semaines. Cette courte contribution explique en grande partie la diminution de 18 millions de dollars des revenus ainsi que la diminution de 2,4 millions de dollars du BAIIA par rapport à la même période l'an passé. Le BAIIA s'est soldé à 8,5 millions de dollars pour le deuxième trimestre de l'exercice en cours tandis que la marge de BAIIA s'est appréciée de façon à atteindre 18,9 % en comparaison de celle de 17,3 % du même trimestre un an plus tôt. L'entente conclue avec Dare Foods a pour objectif l'amélioration de la rentabilité globale du secteur Produits d'épicerie afin de permettre la concentration des efforts pour améliorer les activités de la catégorie des petits gâteaux.

DIVIDENDES

Le Conseil d'administration de la Société a déclaré aujourd'hui un dividende en actions de 100 % sur les actions ordinaires qui sera payable le 30 novembre 2001 aux porteurs d'actions ordinaires inscrits le 23 novembre 2001. Ce dividende, qui est sujet à l'obtention des approbations réglementaires nécessaires, aura le même effet qu'un fractionnement des actions à raison de deux pour une, de sorte que le nombre d'actions en circulation doublera.

Parallèlement, le Conseil d'administration a déclaré un dividende trimestriel de 0,055 $ par action, somme qui sera payable le 30 novembre 2001 aux porteurs d'actions ordinaires inscrits le 23 novembre 2001. Ce dividende représente un dividende de 0,11 $ par action avant fractionnement, ce qui correspond au dividende trimestriel habituellement payé par la Société conformément à sa politique de dividende. Ce dividende est lié au deuxième trimestre qui a pris fin le 30 septembre 2001.

Les actions ordinaires de la Société, lesquelles sont listées à la Bourse de Toronto sous le symbole « SAP », se transigeront sur une base fractionnée à compter du 21 novembre 2001.

En conclusion, fidèles à nos objectifs initiaux, nous continuons à nous afférer au processus d'amélioration et d'intégration des activités canadiennes du Secteur Produits laitiers ainsi qu'au développement organique de nos autres divisions.

LINO SAPUTO
Président du Conseil d'administration et chef de la direction
Le 6 novembre 2001

canadiennes du secteur Produits laitiers, quant à elles, ont généré 23,5 millions de dollars de BAIIA au cours du trimestre terminé le 30 septembre 2001, soit une marge de 15,3 % comparativement à celle de 14,2 % de la même période l'an passé.

Produits laitiers (États-Unis)

Pour le deuxième trimestre de l'exercice 2002, les revenus se sont établis à 354,7 millions de dollars, en hausse de 66,5 millions de dollars ou 23,1 % par rapport aux 288,2 millions de dollars affichés l'an dernier. Cette augmentation est principalement attribuable à la hausse du prix de vente moyen par livre de fromage aux États-Unis. En effet, le prix de vente moyen par livre de fromage a connu une appréciation de plus de 0,40 $ US en comparaison du prix en vigueur à la même période un an plus tôt, ce qui se traduit par un effet favorable de 54 millions de dollars sur les revenus. L'impact de la dépréciation du dollar canadien par rapport au dollar américain a également, mais dans une moindre mesure, eu un effet positif d'environ 12 millions de dollars sur les revenus.

Le BAIIA du deuxième trimestre s'est soldé à 38,8 millions de dollars, en hausse de 7,5 % sur les 36,1 millions de dollars de la même période de l'an passé. La marge de BAIIA, quant à elle, est passée de 12,5 % l'an dernier à 10,9 % au cours de ce trimestre. Pour la période de trois mois terminée le 30 septembre 2001, si l'on excluait l'effet favorable de la variation du prix de vente moyen par livre de fromage sur les revenus jumelé à l'impact positif de la dévaluation du dollar canadien, la marge s'établirait à 13,4 % comparativement à celle de 12,5 % de la même période l'an passé.

Au cours du trimestre terminé le 30 septembre 2001, la Société a bénéficié de l'appréciation du prix du fromage par rapport à l'an passé, ce qui s'est traduit par un impact favorable d'environ 3,4 millions de dollars sur son BAIIA. Depuis le début de l'exercice, cet impact favorable représente environ 8,4 millions de dollars de BAIIA supplémentaires comparativement aux montants affichés un an plus tôt.

Produits d'épicerie

L'entente de partenariat conclue le 15 juillet 2001 avec Dare Foods, selon laquelle cette dernière a acquis les activités de fabrication et de commercialisation de biscuits, de biscottes et de soupes du secteur Produits d'épicerie de la Société, se reflète dans les états financiers du deuxième trimestre de l'exercice 2002.

Les revenus de ce secteur ont totalisé 45 millions de dollars au cours de la période de trois mois terminée le 30 septembre 2001.

la même période un an plus tôt. La contribution de Dairyworld aux revenus de la Société s'est établie à près de 345 millions de dollars au cours de cette période.

TRÉSORERIE ET RESSOURCES FINANCIÈRES

Depuis le début de l'exercice 2002, les flux nets de trésorerie liés à l'exploitation avant la variation des éléments hors caisse du fonds de roulement d'exploitation se chiffrent à 122,7 millions de dollars ou 2,39 $ (de base) par action, en hausse de 31,4 % sur les 93,4 millions de dollars ou 1,82 $ (de base) par action de la période correspondante de l'exercice précédent. La Société a utilisé ces importantes rentrées de fonds pour rembourser 40 millions de dollars de dette à long terme, dont 30 millions de dollars au cours du trimestre terminé le 30 septembre 2001. Également, depuis le début de l'exercice, 29,4 millions de dollars ont été consacrés aux ajouts aux immobilisations, dont 17,5 millions de dollars durant le dernier trimestre. Au cours du deuxième trimestre, en plus des montants initialement prévus pour les ajouts aux immobilisations, la Société a dépensé environ 6 millions de dollars dans le cadre du processus d'intégration de Dairyworld. La Société a revu à la hausse le montant de 52 millions de dollars initialement prévu en ajouts aux immobilisations pour l'exercice en cours afin de l'établir à 60 millions de dollars. De ce montant, de nouvelles sommes pourraient être nécessaires dans le cadre du processus d'intégration de Dairyworld.

INFORMATION SECTORIELLE

Produits laitiers (Canada)

Pour le deuxième trimestre de l'exercice 2002, les revenus ont atteint 498 millions de dollars, soit une hausse de 227 % en comparaison des 152,3 millions de dollars du même trimestre de l'exercice précédent. La contribution de Dairyworld aux revenus pour un montant de 344,7 millions de dollars explique presque entièrement cette augmentation. Le BAIIA a atteint 43,7 millions de dollars, ce qui représente une appréciation de 117 % sur les 20,1 millions de dollars de l'exercice 2001. Les activités de Dairyworld expliquent 86 % de cette hausse. La marge de BAIIA, quant à elle, s'est établie à 8,8 % pour le trimestre terminé le 30 septembre 2001 en comparaison de 13,2 % pour le même trimestre de l'exercice précédent. La diminution de la marge globale canadienne est attribuable à la marge de 5,9 % générée par Dairyworld pour le trimestre. Dairyworld démontre par contre une nette progression depuis son acquisition. En effet, sa marge de BAIIA qui s'établissait à 4,3 % au moment de son acquisition est d'abord passée à 5,2 % lors du trimestre terminé le 30 juin 2001, pour ensuite s'élever à 5,9 % durant le dernier trimestre. Cette amélioration est en conformité avec le processus d'intégration présentement en cours. Les autres activités

Notes relating to the **consolidated financial statements**

NOTE 1 - ACCOUNTING POLICIES

The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Canada and applied in the same manner as the most recently audited financial statements. The unaudited consolidated financial statements do not include all the information and notes required according to generally accepted accounting principles for annual financial statements, and should therefore be read with the audited consolidated financial statements and the notes included in the Company's annual report for the year ended March 31, 2001.

NOTE 2 - CHANGE IN ACCOUNTING POLICY

As of March 31, 2001, the Company retroactively adopted the new recommendations of the CICA regarding the method used to calculate diluted earnings per share. In accordance with the new recommendations, the share treasury stock method is now used to determine the dilutive effect of share options.

Following this change, diluted earnings before amortization of goodwill per common share for the second quarter of 2001 have been restated, from $0.59 to $0.61. For the six-month period ended September 30, 2000, earnings per common share have been restated, from $1.17 to $1.20. This change in accounting policy had no effect on the current period.

The weighted average number of common shares outstanding for the three-month period ended September 30, 2001 is 51,361,946 (51,207,251 in 2000). For the six-month period ended September 30, 2001, this number is 51,317,857 (51,204,701 in 2000).

The weighted average number of common shares outstanding, including the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan is 51,645,191 (51,523,256 in 2000).

NOTE 3 - INVESTMENT

On July 15, 2001, the Company entered into a partnership agreement through its subsidiary Culinar pursuant to which Dare Foods Ltd acquired the cookies, fine breads and soups operations of the Company's Grocery Products sector. This transaction grants Saputo Inc. a share participation of 21% in Dare Foods Ltd.

This non-monetary transaction has been accounted for at the fair value of the assets disposed of.

Consolidated **balance sheets**

(in thousands of dollars)	*(unaudited)* September 30, 2001	*(audited)* March 31, 2001
ASSETS		
CURRENT ASSETS		
Cash	$ 15,469	$ 6,294
Receivables	287,644	279,493
Inventories	404,840	376,447
Income taxes	664	2,866
Future income taxes	20,956	22,751
Prepaid expenses and other assets	6,981	10,628
	736,554	698,479
FIXED ASSETS	644,210	675,021
INVESTMENT, AT COST (NOTE 3)	55,187	—
GOODWILL, UNAMORTIZED PORTION (COST OF $606,535)	568,553	592,646
OTHER ASSETS	40,074	33,970
FUTURE INCOME TAXES	12,267	12,863
	$ 2,056,845	$ 2,012,979
LIABILITIES		
CURRENT LIABILITIES		
Bank loans	$ 10,331	$ 10,643
Accounts payable and accrued liabilities	323,109	320,426
Income taxes	29,842	29,457
Current portion of long-term debt	105,000	95,075
	468,282	455,601
LONG-TERM DEBT	651,561	700,821
EMPLOYEE FUTURE BENEFITS	12,150	11,574
FUTURE INCOME TAXES	100,342	97,082
	1,232,335	1,265,078
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (51,389,495 SHARES, 51,225,390 SHARES AS AT MARCH 31, 2001)	454,503	451,047
RETAINED EARNINGS	342,552	271,087
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	27,455	25,767
	824,510	747,901
	$ 2,056,845	$ 2,012,979

Financial Statements

Consolidated statements of **cash flows** *(unaudited)*

(in thousands of dollars, except per share amounts)	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2001	2000	**2001**	2000
Cash flows related to the following activities:				
OPERATING				
Net earnings	**$ 41,458**	$ 28,100	**$ 81,735**	$ 55,410
Items not affecting cash				
Depreciation and amortization	**17,085**	15,229	**35,342**	30,801
Future income taxes	**2,789**	3,136	**5,578**	7,167
	61,332	46,465	**122,655**	93,378
Currency (gain) loss on cash held in foreign currency	**(61)**	1	**3**	3
Changes in non-cash operating working capital items	**(2,884)**	36,748	**(31,521)**	15,976
	58,387	83,214	**91,137**	109,357
INVESTING				
Net additions to fixed assets	**(17,532)**	(9,494)	**(29,358)**	(16,007)
Other assets	**695**	(818)	**(6,104)**	(75)
Foreign currency translation adjustment	**(23,492)**	(10,118)	**(685)**	(22,422)
	(40,329)	(20,430)	**(36,147)**	(38,504)
FINANCING				
Bank loans	**9,031**	(1,315)	**(312)**	(2,585)
Repayment of long-term debt	**(30,000)**	(32,355)	**(40,000)**	(81,077)
Issuance of share capital	**1,130**	63	**3,456**	134
Employee future benefits	**312**	—	**576**	—
Dividends	**(10,270)**	(7,681)	**(10,270)**	(7,681)
Foreign currency translation adjustment	**16,907**	7,353	**738**	17,533
	(12,890)	(33,935)	**(45,812)**	(73,676)
INCREASE (DECREASE) IN CASH	**5,168**	(28,849)	**9,178**	(2,823)
CURRENCY GAIN (LOSS) ON CASH HELD IN FOREIGN CURRENCY	**61**	(1)	**(3)**	(3)
CASH (BANK OVERDRAFT), BEGINNING OF PERIOD	**10,240**	(27,364)	**6,294**	4,310
CASH, END OF PERIOD	**$ 15,469**	$ 1,484	**$ 15,469**	$ 1,484
SUPPLEMENTAL INFORMATION				
Interest paid	**$ 9,607**	$ 1,357	**$ 29,224**	$ 18,472
Income taxes paid	**$ 24,505**	$ 2,042	**$ 29,092**	$ 6,206
PER SHARE				
Net inflow of cash related to operations before changes in non-cash operating working capital items				
Basic	**$ 1.19**	$ 0.91	**$ 2.39**	$ 1.82
Diluted	**$ 1.19**	$ 0.90	**$ 2.37**	$ 1.81

Financial Statements

Selected segmented **information** *(unaudited)*

(in thousands of dollars)	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2001	2000	**2001**	2000
REVENUES				
Dairy products				
Canada	**$ 497,971**	$ 152,266	**$ 994,574**	$ 300,953
United States	**354,742**	288,222	**673,864**	554,677
	852,713	440,488	**1,668,438**	855,630
Grocery products	**45,030**	63,020	**105,711**	127,827
	$ 897,743	$ 503,508	**$1,774,149**	$ 983,457
EARNINGS BEFORE INTEREST, DEPRECIATION, AMORTIZATION AND INCOME TAXES				
Dairy products				
Canada	**$ 43,738**	$ 20,053	**$ 84,709**	$ 42,238
United States	**38,786**	36,072	**79,277**	70,387
	82,524	56,125	**163,986**	112,625
Grocery products	**8,506**	10,905	**18,153**	21,164
	$ 91,030	$ 67,030	**$ 182,139**	$ 133,789
DEPRECIATION OF FIXED ASSETS				
Dairy products				
Canada	**$ 7,153**	$ 2,906	**$ 14,562**	$ 5,865
United States	**8,392**	6,914	**16,770**	13,816
	15,545	9,820	**31,332**	19,681
Grocery products	**1,540**	2,232	**4,010**	4,763
	$ 17,085	$ 12,052	**$ 35,342**	$ 24,444
OPERATING INCOME				
Dairy products				
Canada	**$ 36,585**	$ 17,147	**$ 70,147**	$ 36,373
United States	**30,394**	29,158	**62,507**	56,571
	66,979	46,305	**132,654**	92,944
Grocery products	**6,966**	8,673	**14,143**	16,401
	$ 73,945	$ 54,978	**$ 146,797**	$ 109,345
Interest	**13,672**	9,172	**27,625**	19,022
EARNINGS BEFORE INCOME TAXES AND AMORTIZATION OF GOODWILL	**60,273**	45,806	**119,172**	90,323
Income taxes	**18,815**	14,529	**37,437**	28,556
EARNINGS BEFORE AMORTIZATION OF GOODWILL	**41,458**	31,277	**81,735**	61,767
Amortization of goodwill ***	**—**	3,177	**—**	6,357
NET EARNINGS	**$ 41,458**	$ 28,100	**$ 81,735**	$ 55,410

Consolidated statements of **earnings** *(unaudited)*

(in thousands of dollars, except per share amounts)	For the three-month periods ended September 30 2001	2000	For the six-month periods ended September 30 2001	2000
REVENUES	**$ 897,743**	$ 503,508	**$1,774,149**	$ 983,457
Cost of sales, selling and administrative expenses	**806,713**	436,478	**1,592,010**	849,668
EARNINGS BEFORE INTEREST, DEPRECIATION, AMORTIZATION AND INCOME TAXES	**91,030**	67,030	**182,139**	133,789
Depreciation of fixed assets	**17,085**	12,052	**35,342**	24,444
OPERATING INCOME	**73,945**	54,978	**146,797**	109,345
Interest on long-term debt	**13,907**	9,446	**28,198**	19,353
Other interest	**(235)**	(274)	**(573)**	(331)
EARNINGS BEFORE INCOME TAXES AND AMORTIZATION OF GOODWILL	**60,273**	45,806	**119,172**	90,323
Income taxes	**18,815**	14,529	**37,437**	28,556
EARNINGS BEFORE AMORTIZATION OF GOODWILL	**41,458**	31,277	**81,735**	61,767
Amortization of goodwill ***	**—**	3,177	**—**	6,357
NET EARNINGS	**$ 41,458**	$ 28,100	**$ 81,735**	$ 55,410
PER SHARE				
Net earnings *(earnings before amortization of goodwill in 2000)*				
Basic	**$ 0.81**	$ 0.61	**$ 1.59**	$ 1.20
Diluted	**$ 0.80**	$ 0.61	**$ 1.58**	$ 1.20

*** The Company adopted the new Canadian Institute of Chartered Accountants accounting recommendations on amortization of goodwill. Goodwill ceased to be amortized in accordance with these recommendations since April 1, 2001. Had the application of the new recommendations been permitted during the period of six months ended September 30, 2000, net earnings would have been respectively $31,277,000 and $61,767,000.

Consolidated statements of retained **earnings** *(unaudited)*

(in thousands of dollars)	For the six-month periods ended September 30 2001	2000
RETAINED EARNINGS, BEGINNING OF PERIOD	**$ 271,087**	$ 177,746
Net earnings	**81,735**	55,410
Dividends	**(10,270)**	(7,681)
RETAINED EARNINGS, END OF PERIOD	**$ 342,552**	$ 225,475

2001. During this quarter, the cookies, fine breads and soups operations contributed to the results of the sector for a period of only two weeks. This short contribution accounted largely for the $18 million decline in revenues and the $2.4 million decrease in EBITDA compared with the same period the preceding year. EBITDA stood at $8.5 million for the second quarter of the 2002 fiscal year, whereas EBITDA margin climbed to 18.9% compared with 17.3% for the same period in 2001. The agreement ratified with Dare Foods aims to improve the overall profitability of the Grocery Products sector and enable the Company to focus on the development of the snack cakes category.

DIVIDENDS

The Board of Directors of the Company declared today a 100% stock dividend on the common shares which will be paid on November 30, 2001 to common shareholders of record on November 23, 2001. This dividend, which is subject to obtaining all necessary regulatory approvals, has the same effect as a two-for-one stock split and will double the number of common shares outstanding.

Concurrently, the Board of Directors declared a quarterly dividend of $0.055 per share payable on November 30, 2001 to common shareholders of record as at November 23, 2001. This dividend represents a dividend of $0.11 per share prior to the stock split, which is the quarterly dividend paid by the Company in accordance with its dividend policy. This dividend relates to the second quarter ended September 30, 2001.

The Company's common shares, which currently trade on the Toronto Stock Exchange under the symbol "SAP", will begin trading on a split basis as of November 21, 2001.

In conclusion, consistent with our initial objectives, we continue to devote efforts to the enhancement and integration of Canadian activities in the Dairy Products sector, as well as to the organizational development of our other divisions.

LINO SAPUTO
Chairman of the Board and Chief Executive Officer
November 6, 2001

$23.5 million during the quarter ended September 30, 2001, representing a 15.3% margin compared with 14.2% during the same period the previous year.

Dairy Products (United States)

Revenues for the second quarter of the 2002 fiscal year reached $354.7 million, a $66.5 million or 23.1% increase compared with the $288.2 million recorded the previous year. This rise owed primarily to the increase in the average selling price per pound of cheese in the United States, which increased by more than US $0.40 compared with prices in effect the previous year. This translates into a favourable impact to revenues in the amount of $54 million. The result of the weaker Canadian dollar compared with the American dollar also had a positive impact, although not as significant, of approximately $12 million on revenues.

EBITDA for the second quarter totalled $38.8 million, a 7.5% increase over the $36.1 million figure posted during the same period the previous year. EBITDA margin declined from 12.5% in 2001 to 10.9% during the last quarter. For the quarter ended September 30, 2001, despite the combined positive effect of the variation in the average price per pound of cheese on revenues and the devaluation of the Canadian dollar, EBITDA margin would have stood at 13.4% compared with 12.5% for the same period the preceding year.

During the quarter ended September 30, 2001, the Company benefited from the increase in the price of cheese over the preceding year, which translated into a $3.4 million improvement in EBITDA. This favourable impact has increased the EBITDA by nearly $8.4 million since the beginning of the 2002 fiscal year compared with 2001.

Grocery Products

The partnership agreement entered into with Dare Foods on July 15, 2001 whereby the latter acquired the cookies, fine breads and soups operations of the Company's Grocery Products sector is reflected in the financial statements of the second quarter of fiscal 2002.

Revenues for this sector totalled $45 million during the quarter ended September 30,

$345 million to the Company's revenues during this period.

CASH AND FINANCIAL RESOURCES

Since the outset of the 2002 fiscal year, cash generated before changes in non-cash working capital items totalled $122.7 million or $2.39 (basic) per share, a 31.4% increase over the 93.4 million or $1.82 (basic) per share figure posted for the corresponding period the previous year. The Company has used this significant cash inflow to reimburse $40 million in long-term debt, $30 million of which was paid back during the quarter ended September 30, 2001. Since the beginning of the current fiscal year, $29.4 million has been earmarked for additional capital expenditures, including $17.5 million this past quarter. During the second quarter, in addition to the amounts initially provided for additional capital expenditures, the Company invested approximately $6 million towards the integration process of Dairyworld. The Company increased the capital expenditure budget from the original $52 million figure to $60 million. Of this amount, other sums may be necessary towards the integration process of Dairyworld.

INFORMATION BY SECTOR

Dairy Products (Canada)

Revenues for the second quarter of the 2002 fiscal year totalled $498 million, a 227% increase compared with the $152.3 million figure posted during the same quarter of the previous year. This increase in revenues owed almost entirely to the contribution of Dairyworld in the amount of $344.7 million. EBITDA climbed from $20.1 million to $43.7 million, a 117% increase over the 2001 fiscal year; Dairyworld activities accounted for 86% of this increase. EBITDA margin stood at 8.8% for the quarter ended September 30, 2001 compared with 13.2% for the same period the previous year. The decline in overall Canadian margin is attributable primarily to the 5.9% margin generated by Dairyworld during the quarter. Dairyworld has, however, demonstrated significant progress since it was purchased. EBITDA margin which stood at 4.3% at the time of acquisition indeed rose from 5.2% for the quarter ended June 30, 2001 to 5.9% for the second quarter. This improvement was in keeping with the integration process currently under way. Other Canadian activities in the Dairy Products sector generated EBITDA in the order of

Message to the shareholders
and analysis of operating results and financial position

We are pleased to present the results for the second quarter of fiscal 2002, ended September 30, 2001 for which the Company reported excellent financial performance.

Net earnings rose to $41.5 million or $0.81 (basic) per share, a 32.6% increase over the $31.3 million or $0.61 (basic) per share figures posted for the corresponding quarter the previous fiscal year. This increase in earnings reflected the positive impact of the integration and enhancements initiated at Dairyworld since its acquisition in February 2001. The upward trend in the price per pound of cheese in the United States also positively impacted second quarter net earnings compared with last year. Since the beginning of the fiscal year, net earnings have risen by $19.9 million to reach $81.7 million, a 32.3% increase over the corresponding period in 2001.

Earnings before interest, income taxes, depreciation and amortization (EBITDA) totalled $91 million, a 35.8% increase over the $67 million figure posted in the second quarter of the previous year. Dairyworld, acquired on February 5, 2001, accounted for more than 84% of this $24 million increase in EBITDA. The EBITDA margin for the quarter ended September 30, 2001 was 10.1%, lower compared to 13.3% for the same period the previous year. This decrease in EBITDA margin owed primarily to Dairyworld operations which, despite undergoing an intensive integration process, do not generate margins comparable to those generated by other Canadian operations in the Dairy Products sector. Margins at Dairyworld are, however, definitely progressing well. Moreover, the better part of the integration process should be completed by the end of the current fiscal year.

The Company's revenues for the quarter ended September 30, 2001 climbed from $503.5 million to $897.7 million, a 78.3% increase over the same period the previous year. Dairyworld contributed nearly

Interim Report

2nd Quarter

Fiscal 2002









SAPUTO

Rapport intérimaire 1er trimestre

Exercice financier 2002









SAPUTO

Message aux actionnaires et analyse des résultats d'exploitation et de la situation financière

Nous sommes fiers de vous présenter les résultats financiers du premier trimestre de l'exercice 2002, terminé le 30 juin 2001.

La Société entame ce nouvel exercice avec de solides résultats, en dégageant un bénéfice net de 40,3 millions de dollars ou 0,79 $ (de base) par action, une hausse de 32,1 % sur les 30,5 millions de dollars ou 0,60 $ (de base) par action de l'exercice précédent. Ces résultats ont été réalisés malgré des dépenses supplémentaires d'environ 1 million de dollars reliées au prix de l'énergie comparativement au premier trimestre de l'an passé. Outre les efforts d'amélioration constante de nos procédés et de nos méthodes d'exploitation, le premier trimestre 2002 a bénéficié de l'impact favorable du prix par livre de fromage aux États-Unis qui s'est apprécié de plus de 0,40 $ US par rapport au prix moyen de la même période de l'exercice précédent.

Le bénéfice avant intérêts, impôts sur les bénéfices et amortissement (BAIIA) a atteint 91,1 millions de dollars, soit une augmentation de 36,4 % en comparaison des 66,8 millions de dollars du premier trimestre de l'exercice 2001. Près des trois quarts de cette hausse sont attribuables aux activités de Dairyworld, acquise le 5 février dernier. La marge de BAIIA, quant à elle, se chiffrait à 10,4 % au 30 juin 2001, en baisse par rapport au 13,9 % affiché à la même date un an plus tôt. Le principal facteur expliquant cette réduction de marge est l'ajout de Dairyworld qui dégage actuellement des marges inférieures à celles des autres activités de la Société. Depuis son acquisition, Dairyworld fait l'objet d'un processus d'intégration de façon à élever les normes de rentabilité et d'efficacité de ses activités au même niveau que celles de l'ensemble des autres activités de la Société. L'échéancier prévu pour l'achèvement de la majeure partie de l'intégration est le 31 mars 2002. Les effets bénéfiques résultant de cette intégration devraient se refléter graduellement d'ici là.

Les revenus de la Société ont totalisé 876,4 millions de dollars pour la période de trois mois terminée le 30 juin 2001, soit une progression de 82,6 % sur les 479,9 millions de dollars de la même période de l'exercice précédent. La contribution de Dairyworld aux

Notes afférentes aux **états financiers consolidés**

NOTE 1 - CONVENTIONS COMPTABLES

Les états financiers consolidés non vérifiés ci-joints ont été dressés par la Société selon les principes comptables généralement reconnus au Canada appliqués de la même manière que dans les plus récents états financiers vérifiés. Les présents états financiers consolidés non vérifiés ne comportent pas toutes les informations et les notes requises selon les principes comptables généralement reconnus pour les états financiers annuels et devraient donc être lus avec les états financiers consolidés vérifiés et les notes y afférentes inclus dans le rapport annuel de la Société pour l'exercice terminé le 31 mars 2001.

NOTE 2 - MODIFICATION COMPTABLE

En date du 31 mars 2001, la Société a adopté rétroactivement les nouvelles recommandations de l'ICCA en matière de calcul du bénéfice dilué par action. En vertu des nouvelles recommandations, la méthode du rachat d'actions est employée pour déterminer l'effet dilutif des options d'achat d'actions.

Par suite de cette modification, le bénéfice avant amortissement de l'achalandage dilué par action ordinaire pour le trimestre terminé le 30 juin 2000 a été réévalué, passant de 0,58 $ à 0,59 $. Cette modification de convention comptable n'a eu aucune incidence sur la période courante.

Le nombre moyen pondéré d'actions ordinaires en circulation pour les périodes de trois mois terminées les 30 juin 2001 et 30 juin 2000 sont de 51 273 768 et 51 202 150 respectivement.

Le nombre moyen d'actions ordinaires pondéré en circulation, et d'actions à effet dilutif pouvant être émises en vertu du régime d'options d'achat d'actions de la Société pour les trois mois terminés les 30 juin 2001 et 30 juin 2000 sont de 51 549 904 et 51 461 117 respectivement.

NOTE 3 - ÉVÉNEMENT POSTÉRIEUR

Le 15 juillet 2001, la Société a conclu par l'entremise de sa filiale Culinar, une entente de partenariat avec Dare Foods Limitée, selon laquelle.cette dernière a acquis les activités de fabrication et de commercialisation de biscuits, de biscottes et de soupes du secteur Produits d'épicerie de la Société. À la suite de cette transaction, Saputo Inc. détient une participation de 21% au sein de Dare Foods Limitée.

Cette transaction non monétaire sera comptabilisée à la juste valeur marchande des éléments d'actifs cédés, sans incidence sur les résultats de la Société.

Bilans **consolidés**

(en milliers de dollars)	*(non vérifiés)* **30 juin 2001**	*(vérifiés)* 31 mars 2001
ACTIF		
ACTIF À COURT TERME		
Encaisse	**10 240 $**	6 294 $
Débiteurs	**276 343**	279 493
Stocks	**398 110**	376 447
Impôts à recevoir	**2 500**	2 866
Actif d'impôts futurs	**20 956**	22 751
Frais payés d'avance et autres éléments d'actif	**9 856**	10 628
	718 005	698 479
IMMOBILISATIONS	**655 840**	675 021
ACHALANDAGE, TRANCHE NON AMORTIE (COÛT DE 619 617 $)	**582 589**	592 646
AUTRES ÉLÉMENTS D'ACTIF	**40 769**	33 970
ACTIF D'IMPÔTS FUTURS	**12 267**	12 863
	2 009 470 $	2 012 979 $
PASSIF		
PASSIF À COURT TERME		
Emprunts bancaires	**1 300 $**	10 643 $
Créditeurs et charges à payer	**316 632**	320 426
Impôts à payer	**41 862**	29 457
Tranche de la dette à long terme échéant à moins d'un an	**110 000**	95 075
	469 794	455 601
DETTE À LONG TERME	**661 253**	700 821
AVANTAGES SOCIAUX FUTURS	**11 838**	11 574
PASSIF D'IMPÔTS FUTURS	**95 954**	97 082
	1 238 839	1 265 078
CAPITAUX PROPRES		
CAPITAL-ACTIONS (51 335 031 ACTIONS, 51 225 390 ACTIONS AU 31 MARS 2001)	**453 373**	451 047
BÉNÉFICES NON RÉPARTIS	**311 364**	271 087
ÉCART DE CONVERSION DE DEVISES ÉTRANGÈRES	**5 894**	25 767
	770 631	747 901
	2 009 470 $	2 012 979 $

États consolidés des **flux de trésorerie**

(non vérifiés)

Pour les périodes de trois mois terminées les 30 juin

(en milliers de dollars, sauf les données par action)	**2001**	2000
Flux de trésorerie liés aux activités suivantes :		
EXPLOITATION		
Bénéfice net	**40 277 $**	27 310 $
Éléments sans incidence sur la trésorerie		
Amortissement	**18 257**	15 572
Impôts futurs	**2 789**	4 031
	61 323	46 913
Perte de change sur la trésorerie libellée en devises étrangères	**64**	2
Variation des éléments hors caisse du fonds de roulement d'exploitation	**(28 373)**	(20 772)
	33 014	26 143
INVESTISSEMENT		
Ajouts nets aux immobilisations	**(11 826)**	(6 513)
Autres éléments d'actif	**(6 799)**	743
Écart de conversion de devises étrangères	**22 807**	(12 304)
	4 182	(18 074)
FINANCEMENT		
Emprunts bancaires	**(9 343)**	(1 270)
Remboursement de la dette à long terme	**(10 000)**	(48 722)
Émission de capital-actions	**2 326**	71
Écart de conversion de devises étrangères	**(16 169)**	10 180
	(33 186)	(39 741)
AUGMENTATION (DIMINUTION) DE LA TRÉSORERIE	**4 010**	(31 672)
PERTE DE CHANGE SUR LA TRÉSORERIE LIBELLÉE EN DEVISES ÉTRANGÈRES	**(64)**	(2)
ENCAISSE AU DÉBUT DE LA PÉRIODE	**6 294**	4 310
ENCAISSE (DÉCOUVERT BANCAIRE) À LA FIN DE LA PÉRIODE	**10 240 $**	(27 364)$
INFORMATION COMPLÉMENTAIRE		
Intérêts payés	**19 617 $**	17 115 $
Impôts sur les bénéfices payés	**4 587 $**	4 164 $
PAR ACTION		
Flux nets de trésorerie liés à l'exploitation, avant variation des éléments hors caisse du fonds de roulement d'exploitation		
De base	**1,20 $**	0,92 $
Dilué	**1,19 $**	0,91 $

Information **sectorielle** *(non vérifiée)*

Pour les périodes de trois mois terminées les 30 juin

(en milliers de dollars)	2001			2000		
	Canada	États-Unis	Total	Canada	États-Unis	Total
REVENUS						
Produits laitiers	496 603 $	319 122 $	815 725 $	148 687 $	266 455 $	415 142 $
Produits d'épicerie	60 681	—	60 681	64 807	—	64 807
	557 284 $	319 122 $	876 406 $	213 494 $	266 455 $	479 949 $
BÉNÉFICE AVANT INTÉRÊTS, AMORTISSEMENT ET IMPÔTS SUR LES BÉNÉFICES						
Produits laitiers	40 971 $	40 491 $	81 462 $	22 185 $	34 315 $	56 500 $
Produits d'épicerie	9 647	—	9 647	10 259	—	10 259
	50 618 $	40 491 $	91 109 $	32 444 $	34 315 $	66 759 $
AMORTISSEMENT DES IMMOBILISATIONS						
Produits laitiers	7 409 $	8 378 $	15 787 $	2 959 $	6 902 $	9 861 $
Produits d'épicerie	2 470	—	2 470	2 531	—	2 531
	9 879 $	8 378 $	18 257 $	5 490 $	6 902 $	12 392 $
BÉNÉFICE D'EXPLOITATION						
Produits laitiers	33 562 $	32 113 $	65 675 $	19 226 $	27 413 $	46 639 $
Produits d'épicerie	7 177	—	7 177	7 728	—	7 728
	40 739 $	32 113 $	72 852 $	26 954 $	27 413 $	54 367 $
Intérêts			13 953			9 850
BÉNÉFICE COMPTE NON TENU DES IMPÔTS SUR LES BÉNÉFICES ET DE L'AMORTISSEMENT DE L'ACHALANDAGE			58 899			44 517
Impôts sur les bénéfices			18 622			14 027
BÉNÉFICE AVANT L'AMORTISSEMENT DE L'ACHALANDAGE			40 277			30 490
Amortissement de l'achalandage***			—			3 180
BÉNÉFICE NET			40 277 $			27 310 $

États consolidés des **résultats** *(non vérifiés)*

Pour les périodes de trois mois terminées les 30 juin

(en milliers de dollars, sauf les données par action)	**2001**	2000
REVENUS	**876 406 $**	479 949 $
Coût des ventes, frais de vente et d'administration	**785 297**	413 190
BÉNÉFICE AVANT INTÉRÊTS, AMORTISSEMENT ET IMPÔTS SUR LES BÉNÉFICES	**91 109**	66 759
Amortissement des immobilisations	**18 257**	12 392
BÉNÉFICE D'EXPLOITATION	**72 852**	54 367
Intérêts de la dette à long terme	**14 291**	9 907
Autres intérêts	**(338)**	(57)
BÉNÉFICE, COMPTE NON TENU DES IMPÔTS SUR LES BÉNÉFICES ET DE L'AMORTISSEMENT DE L'ACHALANDAGE	**58 899**	44 517
Impôts sur les bénéfices	**18 622**	14 027
BÉNÉFICE AVANT L'AMORTISSEMENT DE L'ACHALANDAGE	**40 277**	30 490
Amortissement de l'achalandage***	**—**	3 180
BÉNÉFICE NET	**40 277 $**	27 310 $

PAR ACTION		
Bénéfice net *(bénéfice avant l'amortissement de l'achalandage en 2000)*		
De base	**0,79 $**	0,60 $
Dilué	**0,78 $**	0,59 $

*** La Société a adopté les nouvelles recommandations de l'Institut Canadien des Comptables Agréés relatives à l'amortissement de l'achalandage. L'achalandage n'est plus amorti conformément à ces recommandations depuis le premier avril 2001. Si l'application des nouvelles recommandations avait été permise au cours du trimestre terminé le 30 juin 2000, le bénéfice net de ce même trimestre aurait été de 30 490 000 $.

États consolidés des **bénéfices non répartis** *(non vérifiés)*

Pour les périodes de trois mois terminées les 30 juin

(en milliers de dollars)	**2001**	2000
BÉNÉFICES NON RÉPARTIS AU DÉBUT DE LA PÉRIODE	**271 087 $**	177 746 $
Bénéfice net	**40 277**	27 310
BÉNÉFICES NON RÉPARTIS À LA FIN DE L'EXERCICE	**311 364 $**	205 056 $

chiffrés à 64,8 millions de dollars. La baisse de 4,1 millions de dollars s'explique par une diminution des activités promotionnelles par rapport à la même période l'année dernière. Cette baisse de volume des ventes aurait été supérieure n'eut été de l'excellente performance des nouveaux biscuits Ah Caramel!, mis en marché sous la marque Vachon en avril dernier. Le BAIIA s'est soldé à 9,6 millions de dollars et a dégagé une marge de BAIIA de 15,9 % qui est au même niveau que celle annoncée au terme de la même période de l'exercice précédent.

En vue d'améliorer la rentabilité de l'ensemble de ce secteur, la Société a conclu, le 16 juillet dernier, par l'entremise de sa filiale Culinar, une entente de partenariat avec Dare Foods selon laquelle cette dernière a acquis les activités de fabrication et de commercialisation de biscuits, de biscottes et de soupes du secteur Produits d'épicerie de la Société. En contrepartie, la Société détient maintenant une participation de 21 % au sein de Dare Foods. Le secteur Produits d'épicerie de la Société pourra ainsi se concentrer sur la catégorie petits gâteaux et en maximiser le développement.

DIVIDENDES

Fort de la solide performance de la Société, le Conseil d'administration a révisé à la hausse la politique en matière de dividendes de la Société. Ainsi, le dividende trimestriel passera de 9 cents à 11 cents par action pour un total de 44 cents par action annuellement et prendra effet à l'occasion du versement du dividende du 31 août 2001 aux porteurs inscrits le 17 août 2001.

En conclusion, nos dernières initiatives concernant les catégories Biscuits, Biscottes et Soupes et la mise en place de nouvelles structures d'exploitation sous forme de divisions d'affaires, devraient permettre à la Société de maximiser son développement futur puisqu'elle sera à même de tirer profit d'une meilleure concentration des efforts déployés dans chacune de ses divisions, et cela, pour le bénéfice de tous les actionnaires.

LINO SAPUTO
Président du Conseil d'administration et chef de la direction
Le 1er août 2001

explique donc la presque totalité de l'augmentation des revenus. Toutefois, cette acquisition a entraîné une baisse de la marge de BAIIA puisque Dairyworld génère une marge de BAIIA inférieure à celle des activités canadiennes de la Société. Tel qu'il a été mentionné précédemment, le processus d'intégration en cours devrait se traduire par une hausse de la marge de BAIIA de Dairyworld au cours des prochains trimestres. Le BAIIA de Dairyworld s'est soldé à 18 millions de dollars, pour une marge de 5,2 % qui est déjà en progression sur la marge de 4,3 % que l'entreprise affichait au moment de son acquisition. Le BAIIA du reste des activités canadiennes de la Société s'est élevé à 23 millions de dollars, pour une marge de 15,3 %. L'an dernier, au terme de la même période, le BAIIA des activités canadiennes était de 22,2 millions, pour une marge de 14,9 %.

Produits laitiers (États-Unis)

Les revenus se sont chiffrés à 319,1 millions de dollars au premier trimestre, terminé le 30 juin 2001, en hausse de 52,6 millions de dollars comparativement à la même période l'année dernière. Cette augmentation s'explique par un prix de vente moyen par livre de fromage en hausse par rapport à la même période un an plus tôt. En effet, le prix de vente moyen par livre de fromage s'est apprécié de $0,41 dollar US en comparaison de la même période l'année dernière, ce qui se traduit par un effet positif sur les revenus de 50 millions de dollars. Une légère hausse de volume et un impact favorable lié à la dévaluation du dollar canadien expliquent le reste de l'augmentation des revenus.

Le BAIIA du premier trimestre du nouvel exercice s'est soldé à 40,5 millions de dollars, en hausse de 6,2 millions de dollars ou 18,1 % sur les 34,3 millions de dollars du premier trimestre de l'exercice précédent. La marge de BAIIA, quant à elle, est passée de 12,9 % au premier trimestre de l'an passé à 12,7 % au premier trimestre de l'exercice en cours. Pour cette période de trois mois, si l'on excluait l'effet de la variation du prix de vente moyen par livre de fromage et l'impact favorable de la dévaluation du dollar canadien, la marge s'établirait à 13,2 % comparativement à celle de 12,9 % de la même période l'an passé. Le marché américain s'est ressaisi au chapitre du prix du fromage, ce qui est profitable à la Société qui bénéficie ainsi d'un impact favorable d'environ 5 millions de dollars sur son BAIIA, pour le trimestre terminé le 30 juin 2001. Les résultats de ce trimestre traduisent également les effets favorables des rationalisations effectuées au cours de l'exercice précédent.

Produits d'épicerie

Durant le premier trimestre de l'exercice 2002, les revenus ont totalisé 60,7 millions de dollars. Un an plus tôt, les revenus s'étaient



revenus de la Société, pour un premier trimestre complet, explique 87 % de l'augmentation des revenus. Le reste de la hausse provient essentiellement de l'augmentation d'environ 37 % du prix moyen par livre de fromage aux États-Unis et du dollar canadien plus faible par rapport au dollar américain, en comparaison de la même période l'an dernier.

TRÉSORERIE ET RESSOURCES FINANCIÈRES

Les flux nets de trésorerie liés à l'exploitation, avant la variation des éléments hors caisse du fonds de roulement, ont totalisé 61,3 millions de dollars pour la période de trois mois terminée le 30 juin 2001, en hausse de 30,7 % sur les 46,9 millions de dollars du trimestre correspondant de l'exercice précédent. Avec ces importantes rentrées de fonds, la Société a remboursé 19,3 millions de dollars d'emprunts bancaires et de dette à long terme, tout en soldant 10,2 millions de dollars d'encaisse au 30 juin 2001. Au cours de ce premier trimestre, les ajouts nets aux immobilisations ont compté pour 11,8 millions de dollars. Ces sommes dépensées ont pour but d'améliorer l'efficacité et la rentabilité. La Société prévoit ajouter 52 millions de dollars aux immobilisations durant l'exercice en cours. À cela, des sommes supplémentaires pourraient s'avérer nécessaires dans le cadre du processus d'intégration de Dairyworld.

CONVENTION COMPTABLE

La Société a adopté les nouvelles recommandations de l'Institut canadien des comptables agréés (ICCA) relatives à l'amortissement de l'achalandage. L'achalandage n'est plus amorti conformément à ces recommandations depuis le 1er avril 2001.

INFORMATION SECTORIELLE

Produits laitiers (Canada)

Dû à la contribution de Dairyworld au cours du trimestre terminé le 30 juin 2001, les revenus de ce secteur ont augmenté significativement pour se chiffrer à 496,6 millions de dollars, en hausse de 347,9 millions de dollars sur les 148,7 millions de dollars de l'exercice précédent. Dairyworld contribuant aux revenus pour un montant 346,2 millions de dollars

Notes relating to the **consolidated financial statements**

NOTE 1 - ACCOUNTING POLICIES

The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Canada and applied in the same manner as the most recently audited financial statements. The unaudited consolidated financial statements do not include all the information and notes required according to generally accepted accounting principles for annual financial statements, and should therefore be read with the audited consolidated financial statements and the notes included in the Company's annual report for the year ended March 31, 2001.

NOTE 2 - ACCOUNTING CHANGES

As of March 31, 2001, the Company retroactively adopted the new recommendations of the CICA regarding the method used to calculate diluted earnings per share. In accordance with the new recommendations, the treasury stock method is now used to determine the dilutive effect of share options.

Following this change, the earnings before amortization of goodwill per common share for the quarter ended June 30, 2000 has been restated from $ 0.58 to $ 0.59. This change in accounting policy had no effect on the current period.

The weighted average number of common shares outstanding for the three-month period ended June 30, 2001 is 51 273 768 (51 202 150 as at June 30, 2000).

The weighted average number of common shares outstanding, including the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan for the three-month periods ended June 30, 2001 and June 30, 2000 are 51,549,904 and 51,461,117 respectively.

NOTE 3 - SUBSEQUENT EVENT

On June 15, 2001, the Company entered into an agreement through its subsidiary Culinar pursuant to which Dare Foods acquired the cookies, fine breads and soups operations of the Company's Grocery Products sector. Following the close of the transaction, Saputo Inc. holds an interest of 21% in Dare Foods Ltd.

This non monetary transaction will be accounted for at the fair market value of the assets disposed of, without any impact on the Company's results.

Consolidated **balance sheets**

(in thousands of dollars)	*(unaudited)* June 30, 2001	*(audited)* March 31, 2001
ASSETS		
CURRENT ASSETS		
Cash	$ 10,240	$ 6,294
Receivables	276,343	279,493
Inventories	398,110	376,447
Income taxes	2,500	2,866
Future income taxes	20,956	22,751
Prepaid expenses and other assets	9,856	10,628
	718,005	698,479
FIXED ASSETS	655,840	675,021
GOODWILL, UNAMORTIZED PORTION (COST OF $619,617)	582,589	592,646
OTHER ASSETS	40,769	33,970
FUTURE INCOME TAXES	12,267	12,863
	$ 2,009,470	$ 2,012,979
LIABILITIES		
CURRENT LIABILITIES		
Bank loans	$ 1,300	$ 10,643
Accounts payable and accrued liabilities	316,632	320,426
Income taxes	41,862	29,457
Current portion of long-term debt	110,000	95,075
	469,794	455,601
LONG-TERM DEBT	661,253	700,821
EMPLOYEE FUTURE BENEFITS	11,838	11,574
FUTURE INCOME TAXES	95,954	97,082
	1,238,839	1,265,078
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (51 335 031 SHARES, 51 225 390 SHARES AS AT MARCH 31, 2001)	453,373	451,047
RETAINED EARNINGS	311,364	271,087
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	5,894	25,767
	770,631	747,901
	$ 2,009,470	$ 2,012,979

Consolidated statements of **cash flows**

(unaudited)

For the three-month periods ended June 30

(in thousands of dollars, except per share amounts)	2001	2000
Cash flows related to the following activities:		
OPERATING		
Net earnings	$ 40,277	$ 27,310
Items not affecting cash		
Depreciation and amortization	18,257	15,572
Future income taxes	2,789	4,031
	61,323	46,913
Currency loss on cash held in foreign currency	64	2
Changes in non-cash operating working capital items	(28,373)	(20,772)
	33,014	26,143
INVESTING		
Net additions to fixed assets	(11,826)	(6,513)
Other assets	(6,799)	743
Foreign currency translation adjustment	22,807	(12,304)
	4,182	(18,074)
FINANCING		
Bank loans	(9,343)	(1,270)
Repayment of long-term debt	(10,000)	(48,722)
Issuance of share capital	2,326	71
Foreign currency translation adjustment	(16,169)	10,180
	(33,186)	(39,741)
INCREASE (DECREASE) IN CASH	4,010	(31,672)
CURRENCY LOSS ON CASH HELD IN FOREIGN CURRENCY	(64)	(2)
CASH, BEGINNING OF PERIOD	6,294	4,310
CASH (BANK OVERDRAFT), END OF PERIOD	$ 10,240	$ (27,364)
SUPPLEMENTAL INFORMATION		
Interest paid	$ 19,617	$ 17,115
Income taxes paid	$ 4,587	$ 4,164
PER SHARE		
Net inflow of cash related to operations before changes in non-cash operating working capital items		
Basic	$ 1.20	$ 0.92
Diluted	$ 1.19	$ 0.89

Segmented **information** *(unaudited)*

For the three-month periods ended June 30

(in thousands of dollars)	2001			2000		
	Canada	United States	Total	Canada	United States	Total
REVENUES						
Dairy products	$ 496,603	$ 319,122	$ 815,725	$ 148,687	$ 266,455	$ 415,142
Grocery products	60,681	—	60,681	64,807	—	64,807
	$ 557,284	$ 319,122	$ 876,406	$ 213,494	$ 266,455	$ 479,949
EARNINGS BEFORE INTEREST, DEPRECIATION, AMORTIZATION AND INCOME TAXES						
Dairy products	$ 40,971	$ 40,491	$ 81,462	$ 22,185	$ 34,315	$ 56,500
Grocery products	9,647	—	9,647	10,259	—	10,259
	$ 50,618	$ 40,491	$ 91,109	$ 32,444	$ 34,315	$ 66,759
DEPRECIATION OF FIXED ASSETS						
Dairy products	$ 7,409	$ 8,378	$ 15,787	$ 2,959	$ 6,902	$ 9,861
Grocery products	2,470	—	2,470	2,531	—	2,531
	$ 9,879	$ 8,378	$ 18,257	$ 5,490	$ 6,902	$ 12,392
OPERATING INCOME						
Dairy products	$ 33,562	$ 32,113	$ 65,675	$ 19,226	$ 27,413	$ 46,639
Grocery products	7,177	—	7,177	7,728	—	7,728
	$ 40,739	$ 32,113	$ 72,852	$ 26,954	$ 27,413	$ 54,367
Interest			13,953			9,850
EARNINGS BEFORE INCOME TAXES AND AMORTIZATION OF GOODWILL			58,899			44,517
Income taxes			18,622			14,027
EARNINGS BEFORE AMORTIZATION OF GOODWILL			40,277			30,490
Amortization of goodwill***			—			3,180
NET EARNINGS			$ 40,277			$ 27,310

Consolidated statements of **earnings** *(unaudited)*

For the three-month periods ended June 30

(in thousands of dollars, except per share amounts)	2001	2000
REVENUES	$ 876,406	$ 479,949
Cost of sales, selling and administrative expenses	785,297	413,190
EARNINGS BEFORE INTEREST, DEPRECIATION, AMORTIZATION AND INCOME TAXES	91,109	66,759
Depreciation of fixed assets	18,257	12,392
OPERATING INCOME	72,852	54,367
Interest on long-term debt	14,291	9,907
Other interest	(338)	(57)
EARNINGS BEFORE INCOME TAXES AND AMORTIZATION OF GOODWILL	58,899	44,517
Income taxes	18,622	14,027
EARNINGS BEFORE AMORTIZATION OF GOODWILL	40,277	30,490
Amortization of goodwill***	—	3,180
NET EARNINGS	$ 40,277	$ 27,310
PER SHARE		
Net earnings *(earnings before amortization of goodwill in 2000)*		
Basic	$ 0.79	$ 0.60
Diluted	$ 0.78	$ 0.59

*** The Company adopted the new Canadian Institute of Chartered Accountants accounting recommendations on amortization of goodwill. Goodwill ceased to be amortized in accordance with these recommendations since April 1, 2001. Had the application of the new recommendations been permitted during the period of three months ended June 30, 2000, net earnings would have been $30,490,000.

Consolidated statements of retained **earnings** *(unaudited)*

For the three-month periods ended June 30

(in thousands of dollars)	2001	2000
RETAINED EARNINGS, BEGINNING OF PERIOD	$ 271,087	$ 177,746
Net earnings	40,277	27,310
RETAINED EARNINGS, END OF PERIOD	$ 311,364	$ 205,056

Ah Caramel! cookies, launched under the Vachon brand in April. EBITDA amounted to $9.6 million, with an EBITDA margin of 15.9%, the same as at the end of the same quarter last year.

To improve profitability in this whole sector, the Company signed a partnership agreement on July 16 with Dare Foods, through its Culinar subsidiary. Under this agreement, Dare Foods acquired the manufacturing and marketing activities for the cookies, fine breads and soups in the Company's Grocery Products sector. In exchange, the Company now holds a 21% interest in Dare Foods. This will enable the Company's Grocery Products sector to focus solely on the snack cakes category and maximize its development.

DIVIDENDS

In light of the Company's strong performance, the Board of Directors has revised the Company's dividend policy upwards. The quarterly dividend is to be increased from 9 cents to 11 cents per share, for a total for 44 cents per share annually. This decision will take effect with payment of the dividend of August 31, 2001 to shareholders of record at August 17, 2001.

In conclusion, our recent initiatives in the Cookies, Fine breads and Soups categories and the introduction of new operating structures in the form of business divisions will allow the Company to maximize future development and concentrate more intensively in each division, to the benefit of all shareholders.

LINO SAPUTO
Chairman of the Board and Chief Executive Officer
August 1, 2001

5.2% margin, already an improvement over the 4.3% margin posted at the time it was acquired. EBITDA for the Company's other Canadian activities totalled $23 million, with a margin of 15.3%. At the end of the same period last year, EBITDA for Canadian activities amounted to $22.2 million, with a margin of 14.9%.

Dairy Products (United States)

Revenues for the first quarter ended June 30, 2001 amounted to $319.1 million, which is $52.6 million more than for the same period last year. This increase is explained by the higher average selling price per pound of cheese compared with the same period last year. This year, the average price per pound of cheese was US$0.41 higher as compared with the same period last year. This resulted in a favourable impact on revenues in the amount of $50 million. The remainder of the increase in revenues was accounted for by slightly higher volumes and the favourable effects of a lower Canadian dollar.

EBITDA for the first quarter of the new fiscal year amounted to $40.5 million, which is $6.2 million or 18.1% higher than the $34.3 million of the first quarter last year. The EBITDA margin went from 12.9% in the first quarter last year to 12.7% in the first quarter of the current fiscal year. Excluding the effect of the variation in the average selling price per pound of cheese and the favourable impact of the lower Canadian dollar, the margins for this period would be 13.2%, compared with 12.9% for the same period last year. The recovery of cheese prices on the American market benefited the Company, raising EBITDA by an additional $5 million for the quarter ended June 30, 2001. In addition, the favourable effects of rationalization during the previous fiscal year has also been reflected in this quarter's results.

Grocery Products

Revenues during the first quarter of fiscal 2002 amounted to $60.7 million. A year ago, they stood at $64.8 million. The $4.1 million decrease reflects the smaller number of promotional activities compared with the same period last year. Sales volume would have fallen more sharply had it not been for the outstanding performance of the new



Company's revenues, which explains 87% of the increase. The remainder is largely accounted for by an increase of approximately 37% in the average selling price per pound of cheese in the United States as well as a weaker Canadian dollar as to the US dollar, compared with the same period last year.

CASH AND FINANCIAL RESOURCES

Cash generated before changes in non-cash working capital items amounted to $61.3 million for the three-month period ended June 30, 2001, which is 30.7% more than the $46.9 million of the same quarter last year. This major inflow of funds allowed the Company to reimburse $19.3 million in bank loans and long-term debt, and still post a cash balance of $10.2 million at June 30, 2001. During the first quarter, additional capital expenditures amounted to $11.8 million. These amounts were spent to improve efficiency and profitability. The Company plans to add $52 million in capital expenditures during the current fiscal year. Additional sums may also be required for the integration of Dairyworld.

ACCOUNTING POLICY

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) concerning amortization of goodwill. Accordingly, goodwill ceased to be amortized starting April 1, 2001.

INFORMATION BY SECTOR

Dairy Products (Canada)

As a result of the Dairyworld contribution during the quarter ended June 30, 2001, revenues in this sector increased substantially to $496.6 million, or $347.9 million more than the $148.7 million of the previous fiscal year. Dairyworld contributed $346.2 million to these revenues, which basically explains the total increase in revenues. However, this acquisition has lowered the EBITDA margin, because Dairyworld generates a smaller EBITDA margin than the Company's other Canadian activities. As already mentioned, the current integration process should raise the Dairyworld EBITDA margin over the next few quarters. EBITDA at Dairyworld amounted to $18 million with a

Message to the shareholders
and analysis of operating results and financial position

We are pleased to present the financial results for the first quarter of fiscal 2002, ended June 30, 2001.

The Company started the new fiscal year with strong results, recording net earnings of $40.3 million or $0.79 (basic) per share, a 32.1% increase compared with the $30.5 million or $0.60 (basic) per share of the previous fiscal year. Reflected in these results are approximately $1 million in additional expenses associated with higher energy prices compared to the first quarter last year. Besides the continuous efforts in improving our operating process, the first quarter 2002 also benefited from the favourable impact of cheese prices in the United States, where the price per pound was more than US$0.40 higher than the average price for the same period a year earlier.

Earnings before interest, income taxes, depreciation and amortization (EBITDA) reached $91.1 million, an increase of 36.4% over the $66.8 million recorded for the first quarter of 2001. Nearly three-quarters of this increase was accounted for by the activities of Dairyworld, acquired on February 5 this year. The EBITDA margin on June 30, 2001 was 10.4%, lower compared with 13.9% at the same date last year. The main reason is the acquisition of Dairyworld, whose margins are currently lower than those of the Company's other activities. Since the acquisition, Dairyworld is undergoing an integration process in order to raise its profitability and efficiency to the same levels as those of the Company's other activities. The major part of the integration should be completed by March 31, 2002. The positive effects of the integration will materialize gradually between now and then.

The Company's revenues amounted to $876.4 million for the three months ended June 30, 2001, or 82.6% more than the $479.9 million recorded for the same period a year ago. This was the first full quarter for which Dairyworld contributed to the

Interim Report

1st Quarter

Fiscal 2002









SAPUTO

Saputo

SAPUTO INC.

ANNUAL INFORMATION FORM

June 1, 2002

TABLE OF CONTENTS

ITEM 1 - THE COMPANY 1

1.1 INCORPORATION 1
1.2 CORPORATE STRUCTURE 1

ITEM 2 - GENERAL DEVELOPMENT OF THE BUSINESS 2

2.1 OVERVIEW 2
2.2 HISTORY (INCLUDING ACQUISITIONS AND DISPOSITIONS) 3

ITEM 3 - INDUSTRY OVERVIEW 5

3.1 DAIRY PRODUCTS INDUSTRY 5
3.1.1 The Canadian Dairy Industry 5
3.1.2 The United States Dairy Industry 7
3.1.3 Future Trends 9
3.2 GROCERY PRODUCTS INDUSTRY 10

ITEM 4 - DESCRIPTION OF THE BUSINESS 10

4.1 DAIRY PRODUCTS SECTOR 14
4.1.1 Products 14
4.1.2 Production 15
4.1.3 Markets 17
4.1.4 Distribution 19
4.1.5 Competition 19
4.1.6 Employee Relations 20
4.2 GROCERY PRODUCTS SECTOR 20
4.2.1 Products 20
4.2.2 Production 21
4.2.3 Markets and distribution 21
4.2.4 Competition 21
4.2.5 Employee Relations 21

ITEM 5 - SELECTED CONSOLIDATED FINANCIAL INFORMATION 22

ITEM 6 - DIVIDEND POLICY 23

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS 23

ITEM 8 - MARKET FOR SECURITIES 23

ITEM 9 - DIRECTORS AND OFFICERS 23

9.1 DIRECTORS 23
9.2 EXECUTIVE OFFICERS 25

ITEM 10 – ADDITIONAL INFORMATION 26

ITEM 1 - THE COMPANY

1.1 Incorporation

Saputo Inc. was constituted by a Certificate of Amalgamation issued pursuant to the provisions of the *Canada Business Corporations Act* on July 1, 1992, which was amended on August 25, 1997 in order to change the provisions attached to its authorized share capital. On August 2, 2000, the Certificate was further amended to enable the directors to appoint additional directors between shareholders' meetings. The head office and principal place of business of the Company is located at 6869 Metropolitain Boulevard East, Saint-Léonard, Québec, Canada, H1P 1X8.

In this Annual Information Form, unless the context otherwise requires or indicates, the terms "Saputo" and the "Company" mean Saputo Inc. itself or together with its subsidiaries, or any one or more of them.

On November 23, 2001, Saputo declared a 100% stock dividend on the Common Shares which had the same effect as a two-for-one split (the "Stock Split") and doubled the number of Common Shares outstanding. All references to numbers of Common Shares and prices of Common Shares made herein have been adjusted to reflect the Stock Split.

In this Annual Information Form, all references to "$" or "CDN $" are to Canadian dollars and all references to "US $" are to United States dollars.

1.2 Corporate Structure

The following organizational chart illustrates the corporate structure of Saputo and its significant subsidiaries, and their respective jurisdictions of incorporation.


Saputo Inc.
(Canada)
100%
Armstrong Cheese Company Ltd[1]
(Canada)
100%
Saputo Bakery Inc.[2]
(Canada)
100%
Dairyland Fluid Division Ltd[3]
(Canada)
100%
Saputo Foods Ltd[4]
(Canada)
100%
Saputo Cheese Ltd[5]
(Canada)
100%
Baxter Foods Ltd[6]
(New Brunswick)
41%
59%
Saputo Cheese USA Inc.[7]
(Delaware, USA)

(1) Production and sale of dairy products, including cheese, butter, powdered milk and evaporated milk throughout Canada.
(2) Production, sale and distribution of bakery items in Canada.
(3) Production, sale and distribution of a wide range of fluid milk, cream products, sour cream, cottage cheese, yogurt and soft serve dairy mixes as well as juices and other beverages, and distribution of a variety of other dairy and related products in Western Canada and Ontario. Quebec fluid milk operations are conducted through Crémerie des Trois Rivières S.E.C.
(4) Production, sale and distribution of dairy products, mainly cheese, and other food products in Canadian provinces other than Québec.
(5) Production, sale and distribution of dairy products, mainly cheese, and other food products in the Province of Québec.

(6) Production, sale and distribution of dairy products including fluid milk, sour cream and juices and other beverages in the Maritime Provinces.

(7) Production and sale of dairy products, mainly cheese, in the United States.

ITEM 2 - GENERAL DEVELOPMENT OF THE BUSINESS

2.1 Overview

The Company operates its business through two sectors, the Dairy Products sector composed of the Cheese division and the Milk Division, and the Grocery Products sector composed of the Bakery division. The Dairy Products sector and the Grocery Products sector represent respectively 94.6% and 5.4% of total sales.

37.1% of the Company's total consolidated sales are made in the United States and 62.9% are made in Canada[1]. Through its two sectors, the Company operates 52 manufacturing facilities and employs over 7,000 employees.

Dairy Products Sector – Cheese division

Through its Cheese division, Saputo produces and markets mozzarella, cheddar, as well as other specialty and fine cheeses, butter, and value-added by-products such as whey powder, ice cream mixes, lactose and whey protein. In Canada, Saputo also distributes fine imported cheeses to specialty delis and a large assortment of other non-dairy products that complement its cheese distribution mainly to pizzerias. During fiscal 2002, the Cheese division represented approximately 70.1% of the Company's total sales and 74.1% of the Dairy Products sector sales. Of the Company's total sales for the Cheese division in fiscal 2002, approximately 47.1% were made in Canada[1] and 52.9% were made in the United States. In the Cheese division, the Company operates 20 manufacturing facilities in Canada and 16 in the United States. On May 1, 2002, the Company had 3,691 full-time employees and 276 part-time employees working in the Cheese division.

Saputo has established itself as Canada's leading producer of cheese, with a share of approximately 35% of the Canadian natural cheese production, and also ranks as one of the leading natural cheese producers in the United States. In its Cheese division, Saputo services, through independent non-exclusive distributors and sales agents as well as through its own distribution network, three market segments: food service, retail and industrial. During fiscal 2002, the food service segment accounted for 38.8% of the Cheese division sales, the retail segment for 36.1%, and the industrial segment for 25.1%.

Dairy Products Sector – Milk division

The Company also produces, markets and distributes fluid milk, cream products, sour cream, cottage cheese, yogurt, juices and other beverages which it sells mainly to the retail segment through its direct-store delivery **(the "DSD")** distribution network operated by Company-owned and independent distributors, as well as through an important home delivery network. The Milk division represented 24.5% of the Company's total sales in fiscal 2002. In this division, the Company operates 14 manufacturing facilities, all of which are located in Canada. On May 1, 2002, the Company had 1,999 full-time employees working in this division.

---

1 Including international sales made from Canada.

Grocery Products Sector

The Company produces, markets and distributes snack cakes and tarts in Canada. These products are sold almost exclusively in the Canadian retail market through a DSD distribution network as well as independent distributors. Saputo is the largest manufacturer of snack cakes in Canada. In this sector, the Company operates one manufacturing facility in the Province of Québec and one in the Province of Ontario[2] and employed, as of May 1, 2002, 979 full-time employees and 152 part-time employees.

2.2 History (including Acquisitions and Dispositions)

Mr. Emanuele (Lino) Saputo, Chairman of the Board and Chief Executive Officer of Saputo, founded the Company with his parents in 1954, producing quality cheeses for the Italian community of Montréal. In the late 1950's, the Company's first major production facility was constructed in the Montréal Saint-Michel district. In the 1960's, Saputo grew significantly as demand for its products increased both in Montréal and in new markets, such as other regions of Québec, Ontario and the Maritimes.

In the 1970's, Saputo acquired several production operations and developed its national distribution network, positioning itself in Canada as a leading producer of mozzarella, serving primarily the food service market segment. In 1981, the Company built a cheese plant in Mont-Laurier, Québec and acquired a cheese plant in Cookstown, Ontario. In 1984, Saputo acquired a plant in Saint-Hyacinthe, Québec which processes liquid whey, a by-product of its cheese production operations, into value-added products such as lactose and whey protein.

Since 1984, Saputo has continued its growth in Canada by acquiring small to medium-sized cheese manufacturers and food distributors located in various parts of Canada. In 1988, the Company entered the United States market by acquiring a cheese manufacturing plant located in Richmond, Vermont and the Jefferson cheese plant now located in Hancock, Maryland.

In 1996, Saputo acquired Fromages Caron Inc., a distributor of fine imported cheeses. On July 31, 1997, Saputo acquired Crémerie des Trois-Rivières, Limitée thereby entering the fluid milk and frozen novelties markets.

On October 15, 1997, the Company completed its initial public offering of 18,941,000[3] Common Shares at $8.50[3] per share (the "**Initial Public Offering**"). In December of the same year, Saputo issued 18,000,000[3] special warrants at $12.50[3] per warrant in order to finance, in part, the Stella Acquisition (as defined below).

On December 5, 1997, Saputo expanded its presence in the United States by acquiring Stella Holdings, Inc., a manufacturer of mozzarella and specialty cheeses (which, together with its then wholly-owned subsidiaries, are herein collectively referred to as "**Stella**") from Specialty Foods Corporation for a total consideration of approximately CDN $580 million (US $408 million) paid in cash (the "**Stella Acquisition**"). During its fiscal year ended December 31, 1996, Stella had revenues of approximately $1 billion. With the Stella Acquisition, the Company tripled its revenues and established itself as one of the leading natural cheese producers in the United States.

---

2 The facility in Ontario will close before September 27, 2002 and its activities will be relocated to the facility located in Québec.

3 This information has been restated to reflect the Stock Split.

On May 1, 1998, Saputo acquired from Avonmore Waterford Group plc. all of the outstanding shares of Avonmore Cheese Inc. and Waterford Food Products, Inc., both located in the United States, mainly in Wisconsin (the "**AW Acquisition**") for CDN $54.1 million (US $37.8 million). These companies produced mozzarella and specialty cheeses, sweetened condensed milk, and value-added by-products such as whey protein concentrates, ingredient blends and cream. Of the six plants acquired, two were whey processing facilities.

On August 31, 1998, the Company acquired all of the outstanding shares of Riverside Cheese and Butter Inc., a specialty cheese manufacturer located in Trenton, Ontario. Saputo also acquired, on September 16, 1998, substantially all of the assets and assumed certain liabilities of Bari Cheese Ltd., a mozzarella and specialty cheese manufacturer based in Vancouver, British Columbia. The aggregate purchase price of $11.4 million was paid through the private placement of 53,500[3] Common Shares of Saputo at a price of $20.00[3] per share, with the balance paid in cash.

On September 15, 1999, the Company acquired all of the outstanding shares of Culinar Inc., now known as Saputo Bakery Group Inc. ("**Saputo Bakery**"), from SGF Soquia Inc. and various minority shareholders for a price of $283.5 million (the "**Culinar Acquisition**"). This transaction was paid by the issuance of 5,006,000[3] Common Shares of Saputo at a price of $19.98[3] per share, with the balance paid in cash. Culinar produced, marketed and distributed snack cakes, cookies, fine breads and soups and had sales of approximately $270 million. With this acquisition, Saputo became the largest manufacturer of snack cakes and fine breads as well as one of the most important cookie manufacturers in Canada.

On November 12, 1999, Saputo completed the private placement of US $250 million Senior Notes to institutional investors in the United States. The term of the Notes ranges from seven to fifteen years with an average interest rate of 8.16%. The proceeds of the private placement were used to refinance part of the Company's existing credit facilities.

On February 28, 2000, the Company acquired all of the outstanding shares of Groupe Cayer-JCB Inc., a manufacturer of fine cheeses based in the Province of Québec, for a price of $13.7 million paid in cash and $6.7 million of indebtedness (the "**Cayer Acquisition**"). Cayer had sales of approximately $55 million.

On February 5, 2001, Saputo completed the acquisition of the fluid milk and cheese operations of Agrifoods International Co-operative Limited ("**Agrifoods**"), one of the largest dairy processors in Canada, through the purchase of all of the outstanding shares of some of Agrifoods' operating subsidiaries including Dairyland Fluid Division Limited ("**DFDL**"), Armstrong Cheese Company Limited ("**Armstrong**") and Baxter Foods Ltd. ("**Baxter**") for the price of $407.3 million paid in cash (the "**Dairyworld Acquisition**"). The acquired businesses generated net sales of approximately $1.4 billion and earnings before interest, tax, depreciation and amortization ("EBITDA") of $61.4 million per annum.

On July 15, 2001, Saputo concluded a partnership agreement pursuant to which Dare Foods Limited ("Dare") acquired the cookies, fine breads and soup operations of Saputo's Grocery Products sector which represented annual revenues of approximately $83 million. In consideration therefor, Saputo obtained an interest of 21% in the Dare group (the "**Dare Transaction**"). As a result of this transaction, Dare became the second largest cookie producer in Canada.

On November 23, 2001, Saputo completed its Stock Split and doubled the number of Common Shares outstanding. See "The Company – Incorporation".

---

3 This information has been restated to reflect the Stock Split.

On March 11, 2002, Saputo acquired from ConAgra Dairy Foods Company a cheese plant located in Whitehall, Pennsylvania. The plant produces mozzarella and provolone cheese.

ITEM 3 - INDUSTRY OVERVIEW

3.1 Dairy Products Industry

3.1.1 The Canadian Dairy Industry

Regulatory Environment

The regulation of the content, composition, labelling, packaging, marketing and distribution of all food products in Canada is a shared responsibility between the federal and the provincial governments. The dairy industry is further governed by a series of federal and provincial regulations specific to the production, processing and distribution of milk and milk-related products. All applicable statutes, whether provincial or federal, permit plant inspections, product testing and other regulatory scrutiny.

In Canada, all milk processing plants are subjected to regular inspections by federal authorities and are required to be registered under the *Canada Agricultural Products Act*. Provincial legislation also demands that milk processing plants be licensed, compelling them to comply with all provincial inspections and regulations.

Milk Supply

The Canadian dairy industry operates within a highly regulated environment. The Canadian Dairy Commission ("**CDC**"), a crown corporation, has been mandated by the federal government to implement Canada's national dairy policy which is predicated on shared jurisdictional powers between the federal and provincial governments. Fluid milk is regulated provincially, while industrial milk is regulated federally. "Fluid milk" refers to table milk or cream intended for consumption in fluid forms, whereas "industrial milk" is used for the manufacturing of all other dairy products, such as cheese, butter, ice cream and yogurt. According to CDC information, the fluid milk sector represents approximately 40% of raw milk delivered in Canada while the industrial milk sector represents approximately 60%.

The Canadian dairy industry operates within a supply management system. The key goal of supply management is to ensure a fair return for dairy farmers while maintaining the production of sufficient volumes of industrial milk to satisfy the domestic Canadian consumer demand for dairy products as well as certain planned exports. This is essentially achieved by setting the support price that the dairy processors can receive for butter and skimmed milk powder sold to the CDC to clear market surpluses and by controlling the supply of industrial milk.

Dairy farmers also received a direct federal subsidy which was phased out over the course of the five years ended in February 2002. The subsidy loss was fully recovered by dairy farmers through higher industrial milk prices over the phase-out period.

Every dairy year (which runs from August 1 to July 31), the CDC calculates the national industrial milk production quantum based on anticipated domestic demand and certain planned exports. This quantum is then allocated according to the terms of the National Milk Marketing Plan, a federal/provincial agreement. This agreement stipulates, among other things, that Québec's and Ontario's shares of the national industrial milk production quantum (the "**Market Sharing Quota**") are approximately 46.9% and 31.3% respectively.

Once the industrial milk quantum is determined and allocated among the provinces, provincial marketing boards govern the production, pricing and marketing of milk within their own borders. Each provincial marketing board allocates the milk to dairy processors. Industrial milk is allocated according to a cascading system that classifies industrial milk into various classes of products to be manufactured. Priority of supply is given to the higher milk classes, which command a higher milk price.

Although there may be some provincial variations, quantities of milk in each class, other than fluid milk, are generally restricted in their growth. As a result, operating in a supply managed system means that a dairy processor of industrial milk can only achieve significant growth through acquisitions. Any attempt to grow internally is stymied by the plant quota which limits a dairy processor of industrial milk to a specific guaranteed volume. Conversely, since the Market Sharing Quota is based on historical and anticipated demand for dairy products, Management believes that the risk of a processor losing a significant part of its available milk volume is very low.

International Trade (Canada)

Imports. The Department of Foreign Affairs and International Trade administers Canada's cheese import quotas. These quotas are divided into European Union and non-European Union sources. This results from Canada's obligation to the European Union to import from it 66.0% of the approximately 20.4 million kilograms of cheese that Canada is committed to import annually under the World Trade Organization ("**WTO**") Agreement on Agriculture. Imports within this minimum access commitment of 20.4 million kilograms of cheese are subject to low rates of duty while imports over this commitment are subject to significantly higher tariffs. Over-access tariffs for cheese currently stand at 245.5% of invoiced value.

Exports. In 1997, the United States and New Zealand challenged the legality of Canada's dairy supply management system under the terms of the 1994 GATT Uruguay Round Agreement alleging that Canada's dairy exports benefit from subsidies. In March 1999, the WTO panel ruled in favour of the United States and New Zealand and determined that the structure of Canada's dairy export system provides for the grant of subsidies as a result of the intervention of the governments and their agencies. Canada appealed this decision and, in October 1999, an appellate body of the WTO confirmed most of the original decision thereby forcing Canada to review its exports practices. The federal and provincial governments then worked with industry stakeholders to devise an export system that is WTO compatible, while attempting to protect the integrity of Canada's supply management system and Canada claims to have modified its dairy system accordingly.

On March 1, 2001, the United States and New Zealand formally asked the Dispute Settlement Body of the WTO for permission to impose on Canada economic sanctions of US$35 million per year for each of the United States and New Zealand as compensation for alleged damages to their dairy industry due to Canadian dairy exports. The United States and New Zealand also officially requested that the WTO establish a panel (the "Panel") to examine the issue of compliance in light of Canada's new system. The Panel's decision, unfavourable to Canada, was rendered on July 5, 2001 and Canada subsequently appealed this decision. The appeal process began on July 12, 2001 and a final decision was rendered on December 3, 2001. This ruling clarified many of the issues raised by the Panel's report and established new benchmarks for determining the existence of subsidies in Canada's export milk pricing regime. It did not however, provide a definitive answer as to whether or not Canada's new export system was in compliance with WTO obligations as the appeal panel concluded it did not have the required authority to complete this analysis within its mandate. Consequently, a new compliance panel was requested by the United States and New Zealand in January 2002. The review process began in April, 2002 and the panel's report is expected in mid Summer 2002. In Canada, industrial milk available for export generally represents approximately 6% of the total production of industrial milk.

Canadian Market

The dairy processing industry makes a major contribution to the Canadian economy with shipments valued at over $9.8 billion in 2001. Second only to meat processing, the dairy processing sector accounted for approximately 15% of the estimated value of all food and beverage processing sales during the same year. Significant rationalization is occurring in the processing sector as processors strive to achieve the greater efficiencies and economies of scale required to remain competitive in increasingly global markets.

In 2000-2001, there were 19,369 dairy farms in Canada. This represents a decrease of 1,207 farms from the previous dairy year. Approximately 81% of Canada's dairy farms are located in the Provinces of Québec and Ontario. The Western provinces and the Maritime provinces account for 14% and 5% respectively.

The following table indicates the production volumes of selected dairy products manufactured in Canada in 2001.

Canadian Production Volumes of Selected Dairy Products in 2001 [1]
(in thousands)

Cheddar	120,673kg	Yogurt	161,268 kg
Specialty cheeses [2]	200,038 kg	Milk powder	90,150 kg
Cottage cheese	22,696 kg	Concentrated milk	117,005 kg
Butter	81,584 kg	Fluid milk	2,710,139 litres
Ice cream and other ice cream products	526,082 litres	Cream	230,758 litres

(1) Source: Canadian Dairy Commission.
(2) Includes mozzarella (115,251 kg).

3.1.2 The United States Dairy Industry

Regulatory Environment

In the United States, the production of all food products is subject to extensive federal, state and local government regulations regarding the advertising, quality, packaging, labelling and safety.

All food plants are subject to regulation and inspection by the United States Food and Drug Administration ("**FDA**") and by the United States Department of Agriculture ("**USDA**"). Individual states may also enforce more stringent regulations regarding the manufacturing of food products. State and local government agencies work with the federal government to ensure the safety of food produced within their jurisdictions. Violations of federal, state and local regulations may result in seizure and condemnation of products, cease and desist orders, injunctions and monetary penalties. State and local government agencies also enforce environmental compliance.

Milk Supply

In the United States, there are two grades of milk: Grade A and Grade B. Grade A milk is produced under specific sanitary requirements and dairy producers must hold a Grade A shipping permit. Grade A milk accounts for 98% of the United States milk supply and is used for fluid as well as manufacturing purposes. Grade B milk represents 2% of the United States milk production, and it is used exclusively to manufacture butter, cheese and skim milk powder.

The following table presents the utilization of the United States milk production in 2001:

Utilization of United States Milk Production in 2001 [(1)]

Utilized as fluid milk and cream	33.2 %
Manufactured into cheese	36.8 %
Manufactured into creamery butter	13.3 %
Manufactured into frozen dairy products	8.9 %
Manufactured into evaporated and condensed milk	1.0 %
Used on farms where produced	0.8 %
Other uses	6.0 %

(1) Source: USDA, Dairy Products 2001 Annual Report, published April 2002.

In most cases, milk marketed within the United States is priced according to its use. Milk prices are set monthly based on product price formulas. Price data used in the formulas is collected through surveys conducted by the USDA's National Agriculture Statistics Service. Milk used in fluid products is placed in Class I, the highest priced class. Milk used to produce ice cream, yogurt, cottage cheese, sour cream, ricotta cheese and other soft products is Class II. Milk used to manufacture cheese and cream cheese is Class III, and milk used to produce butter and milk powders is Class IV.

Wholesale pricing for the bulk of the United States cheese production is established by daily cash cheddar cheese trading on the Chicago Mercantile Exchange (CME). The last trade of the day establishes the market price for the day. If no trades occur, the market price is determined based on the bid and offer prices. Processors typically charge a premium over the CME price.

A dairy processing plant is not limited in terms of the quantity of milk it can receive and is free to negotiate its milk supply with whomever it chooses. Independent processors usually negotiate with local cooperatives or may procure milk directly from individual farms. Processors are charged a price which reflects the current month's USDA class price plus a negotiated handling charge.

United States dairy programs influence the production and marketing of milk and milk products through the operation of the Commodity Credit Corporation ("CCC"), a federal agency. CCC buys butter, non-fat dry milk and cheese at the following support prices:

- Butter @ US $0.8548 per pound;
- Cheddar Cheese 40 pound blocks @ US $1.1314 per pound;
- Nonfat dry milk powder @ US $0.9000 per pound.

Such products are sold or used either domestically or internationally in specific government programs. However, the CCC does not directly support dairy farmers, nor does it establish a target return for farmers.

International Trade (United States)

Imports. Another key component of the United States dairy program is import restrictions. Most United States cheese import quotas are country and product specific. Under the terms of the WTO Agreement on Agriculture, the United States agreed to import, at a lower tariff rate, approximately 141,991 metric tons of cheese in 2001. Tariffs for cheese in excess of the quota are prohibitive.

Entry for dairy products made with sheep, goat and buffalo milk do not require a license nor are they subject to a United States duty. The same is true for a few other products including brie cheese.

Exports. The United States is not a significant exporter of dairy products. Its export activity accounted for US $1.066 billion in 2001 and US $972.4 million in 2000.

Most export activity is conducted through the Dairy Export Incentive Program which allocates subsidized export volumes to specific countries thereby enabling exporters to bid for export assistance for dairy products destined to these countries.

United States Market

The USDA states that there were 405 cheese manufacturing plants in the United States in 2001, which produced 3.7 billion kilograms of cheese. Cheddar accounted for 33.7% of this amount, or 1.2 billion kg, while Italian cheeses totalled 1.5 billion kg, or 41 %. Mozzarella alone added up to 1.2 billion kg, representing 80.1% of Italian cheeses and 32.8% of all cheeses produced in 2001.

3.1.3 Future Trends

The consolidation trend which began several years ago in both the American and Canadian dairy industries is, in the Company's opinion, set to continue. This evolving competitive environment will necessarily force regional processors to either adapt, sell or merge with other industry participants. Well-capitalized industry consolidators should take advantage of this consolidation trend to make strategic acquisitions.

Representatives of the various governments have initiated discussions through the Doha Round of WTO that should lead to new tariff and subsidy reductions in agricultural products during the coming years. A Chairman's working paper is expected in March of 2003, which will serve as the basis for negotiations between the countries. The Doha Round is expected to be completed between 2005 and 2008.

Regarding the WTO's decisions on Canada dairy exports, a new compliance panel was requested by the United States and New Zealand in January 2002. The review process began in April, 2002 and the panel's report is expected in mid Summer 2002.

As long as Canada's supply management system remains in place, and there is no significant increase in per capita consumption of dairy products, no significant growth can be achieved by Canadian dairy processors other than through acquisitions.

In the United States, plant quotas are non-existent. Accordingly, dairy processing companies are not limited to their existing milk reception volumes, but rather their expansion is a function of the usual conditions of the market place.

3.2 Grocery Products Industry

Regulatory Environment

The regulation of the content, composition, labelling, packaging, marketing and distribution of all food products in Canada is a shared responsibility between the federal and the provincial governments. The grocery products industry is subject to stringent quality and labelling standards, including those of the *Food and Drugs Act* and of the *Consumer Packaging and Labelling Act.*

Canadian Retail Market

Over the recent years, Canada's retail market has changed with the increasing importance of non-supermarket channels of distribution such as mass merchandisers and warehouse clubs. This trend has resulted in significant consolidation within the grocery channel where five national chains controlled approximately 85% of all retail sales in 2001.

The snack cake industry generates sales of approximately $559.4 million per year in Canada. This industry segment comprises among others, snack cakes, muffins, granola, cereal and fruit bars, fresh baked deserts business as well as marshmallow squares. Pre-packaged snack cake products enjoy a 22.6% market share of the snack cake industry in Canada. Of the pre-packaged snack cake products total sales in Canada, approximately 61.9% and 27.8% are made in the provinces of Québec and Ontario, respectively.

ITEM 4 - DESCRIPTION OF THE BUSINESS

The Company operates its business through two sectors, the Dairy Products sector (which includes the Cheese division and the Milk division) and the Grocery Products sector composed of the Bakery division. Through its two sectors, the Company operates 52 manufacturing facilities and employs over 7,000 employees.

The following table presents the relative importance of the Company's two sectors the last two fiscal years.

Sales by Sector

	Year ended March 31, 2002		Pro forma year ended March 31, 2001[1]		Year ended March 31, 2001[2]	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Dairy Products sector						
Cheese division........	2,424,533	70.1	2,209,042	67.1	1,772,125	82.0
Milk division...........	845,508	24.5	831,014	25.3	137,884	6.4
	3,270,041	94.6	3,040,056	92.4	1,910,009	88.4
Grocery Products Sector...	187,371	5.4	251,662	7.6	251,662	11.6
Total	3,457,412	100.0	3,291,718	100.0	2,161,671	100.0

(1) Takes into account the sales by the businesses acquired pursuant to the Dairyworld Acquisition from February 5, 2001 to March 31, 2001 on an annualised basis.

(2) Takes into account the sales by the businesses acquired pursuant to the Dairyworld Acquisition from February 5, 2001 to March 31, 2001.

Dairy Products Sector – Cheese division

Through its Cheese division, Saputo produces and markets mozzarella, cheddar as well as other specialty and fine cheeses, butter and value-added by-products such as whey powder, ice cream mixes, lactose and whey protein. In Canada, Saputo also distributes fine imported cheeses to specialty delis and a large assortment of other non-dairy products that complement its cheese distribution mainly to pizzerias. In fiscal 2002, the Cheese division represented approximately 70.1% of the Company's total sales and 74.1% of the Dairy Products sector sales. Of the Company's total sales for the Cheese division in fiscal 2002, approximately 47.1% were made in Canada[4] and 52.9% were made in the United States. In the Cheese division, the Company operates 20 manufacturing facilities in Canada and 16 in the United States. On May 1, 2002, the Company had 3,691 full-time employees and 276 part-time employees working in the Cheese division.

Saputo has established itself as Canada's leading producer of cheese, with a share of approximately 35% of the Canadian natural cheese production, and also ranks as one of the leading natural cheese producers in the United States. In its Cheese division, Saputo services, through independent non-exclusive distributors and sales agents as well as through its own distribution network, three market segments: food service, retail and industrial. The food service segment accounts for 38.8% of the Cheese division sales, the retail segment for 36.1% and the industrial segment for 25.1%.

4 *Including international sales made from Canada.*

Dairy Products Sector – Milk division

The Company also produces, markets and distributes fluid milk, cream products, sour cream, cottage cheese, yogurt, juices and other beverages which it sells mainly to the retail segment through its DSD distribution network operated by Company-owned and independent distributors, as well as through an important home delivery network. The Milk division represented 24.5% of the Company's total sales in fiscal 2002. In this division, the Company operates 14 manufacturing facilities, all of which are located in Canada. On May 1, 2002, the Company had 1,999 full-time employees working in the Milk division.

Grocery Products Sector

The Company produces, markets and distributes snack cakes and tarts in Canada. These products are sold almost exclusively in the Canadian retail market through a DSD distribution network as well as independent distributors. Saputo is the largest manufacturer of snack cakes in Canada. In this sector, the Company operates one manufacturing facility in the Province of Québec and one in the Province of Ontario[5] and employed, as of May 1, 2002, 979 full-time employees and 152 part-time employees.

Overall Profile

The following tables present the segmentation of total Company sales by region and by market segment for the last two fiscal years:

Total Company Sales – Geographic Segmentation

	Year ended March 31, 2002		Pro forma year ended March 31, 2001[(1)]		Year ended March 31, 2001[(2)]	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales	Sales ($000)	% of total sales
United States	1,282,555	37.1	1,106,039	33.6	1,106,039	51.2
Canada[(3)]	2,174,857	62.9	2,185,679	66.4	1,055,632	48.8
Total	3,457,412	100.0	3,291,718	100.0	2,161,671	100.0

(1) Takes into account the sales by the businesses acquired pursuant to the Dairyworld Acquisition from February 5, 2001 to March 31, 2001 on an annualized basis.

(2) Takes into account the sales by the businesses acquired pursuant to the Dairyworld Acquisition from February 5, 2001 to March 31, 2001.

(3) Includes international sales made from Canada.

5 The facility in Ontario will close before September 27, 2002 and its activities will be relocated to the facility located in Québec.

Total Company Sales – Market Segmentation

	Year ended March 31, 2002		Pro forma year ended March 31, 2001[1]		Year ended March 31, 2001 [2]	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Dairy Products Sector						
Cheese Division						
Food Service	939,719	27.2	796,956	24.2	694,206	32.1
Retail	874,748	25.3	838,035	25.5	568,966	26.3
Ingredient	610,066	17.6	574,051	17.4	508,953	23.6
Sub-Total	2,424,533	70.1	2,209,042	67.1	1,772,125	82.0
Milk Division[3]	845,508	24.5	831,014	25.3	137,884	6.4
Grocery Products Sector[3]	187,371	5.4	251,662	7.6	251,662	11.6
Total..................................	3,457,412	100.0	3,291,718	100.0	2,161,671	100.0

(1) Takes into account the sales by the businesses acquired pursuant to the Dairyworld Acquisition from February 5, 2001 to March 31, 2001 on an annualized basis.

(2) Takes into account the sales by the businesses acquired pursuant to the Dairyworld Acquisition from February 5, 2001 to March 31, 2001.

(3) The Milk division products and the grocery products are mainly sold in the retail market segment.

As the Company's sectors are completely different, the description of the Company's business will be divided in two sections, (i) the Dairy Products sector, segregated into the Cheese division and the Milk division, and (ii) the Grocery Products sector.

4.1 Dairy products sector

The following table shows, for the Dairy Products sector, the segmentation of sales by product category for the last two fiscal years:

Dairy Products Sector – Sales – Product Category Segmentation

	Year ended March 31, 2002		Pro forma year ended March 31, 2001[1]		Year ended March 31, 2001[2]	
	Sales ($ 000)	% of total sales	Sales ($ 000)	% of total sales	Sales ($ 000)	% of total sales
Cheese	2,157,725	65.9	1,922,886	63.3	1,568,058	82.1
Fluid milk, cream, cottage cheese, yogurt, dairy mixes, juices, and frozen novelties	845,508	25.9	831,014	27.3	137,884	7.2
By-products, sweetened condensed milk, powdered and evaporated milk, butter and non-dairy products	266,808	8.2	286,156	9.4	204,067	10.7
Total	3,270,041	100.0	3,040,056	100.0	1,910,009	100.0

(1) Takes into account the sales by the businesses acquired pursuant to the Dairyworld Acquisition from February 5, 2001 to March 31, 2001 on an annualized basis.
(2) Takes into account the sales by the businesses acquired pursuant to the Dairyworld Acquisition from February 5, 2001 to March 31, 2001.

4.1.1 Products

4.1.1.1 Cheese division

In Canada, Saputo produces and markets nationally a wide variety of quality cheeses including mozzarella and cheddar, speciality cheeses such as ricotta, provolone, parmesan, feta, havarti, fine cheeses such as brie and camembert, other firm cheeses including brick, colby, farmer, munster and monterey jack, as well as process cheeses. Saputo's cheese products are sold under various brand names, such as *Saputo, Stella, Armstrong, Caron, Cayer,* and *Tavistock.* Saputo also sells its cheese products under private labels and produces butter, powdered milk and evaporated milk as well as a number of by-products derived from its cheese production, including whey powder, ice cream mixes, lactose and whey protein. The Company's distribution network distributes fine imported cheeses to specialty delis and a large assortment of third party manufactured non-dairy products that complement its cheese distribution to the pizzerias in the food service industry.

In the United States, Saputo produces a broad line of mozzarella, specialty cheeses such as ricotta, provolone, blue, swiss, parmesan and romano and imitation cheese products which are sold under various brand names such as *Saputo*, *Stella, Frigo, Cheese Heads, Dragone* and *Lorraine*, as well as under private label. The Company also produces sweetened condensed milk as well as whey protein concentrates and ingredient blends which are derived from its cheese production.

4.1.1.2 Milk division

Saputo is one of the three largest fresh milk processors in Canada, with an estimated 21% share of the Canadian market. Fluid milk is sold under the *Dairyland* brand in Western Canada and Ontario, the *Baxter* brand in the Maritimes and the *Nutrilait* brand in Québec. Saputo also produces and markets cream, sour cream and cottage cheese under the *Dairyland* and *Baxter* brands and specialty milk under the brand names *Pure 'n Fresh Microfiltered Milk, Pure 'n Fresh Calcium Extra* and *Milk 2 Go*. In addition to its dairy products line, Saputo also produces and distributes other refrigerated products, including juices and other products manufactured under license from third parties.

4.1.2 Production

Milk Sourcing

Due to the regulated nature of the Canadian dairy industry, Saputo sources its milk in Canada through the milk boards in each province. In the United States, Saputo sources its milk primarily from cooperatives pursuant to contracts.

Facilities

In the Dairy Products sector, the Company operates a total of 50 manufacturing facilities, 34 of which are located in Canada and 16 in the United States. All of the manufacturing facilities operated in the United States relate to the Cheese division while in Canada, 20 facilities relate to the Cheese division and 14 to the Milk division. In Canada, the Company owns all of its plants with the exception of the facility located in Annacis Island, British Columbia and one of its two facilities located in Calgary, Alberta. In the United States, except for the facility located on Rolling Meadows Drive in Fond du Lac, Wisconsin, all of the facilities are owned by the Company.

Canada. The Company operates 19 facilities in Western Canada, of which 10 operate in the Cheese division and 9 in the Milk division. These facilities have the overall weekly capacity to process approximately 36 million litres of milk into cheese, fluid milk and other related dairy products and to produce processed cheese.

In Ontario, the Company operates 6 facilities, with an overall weekly capacity to process approximately 7,8 million litres of milk into cheese or fluid milk. Five of these facilities are used in the Cheese division while the other operates in the Milk division.

Of the Company's 9 facilities in Quebec and in the Maritimes, 5 form part of the Cheese division and the remaining 4 are in the Milk division. The Company has an overall weekly capacity to process approximately 16 million litres of milk into cheese, fluid milk and other related dairy products as well as liquid whey in these facilities.

United States. In the American Northeast, the Company operates 3 plants with an overall weekly capacity to process approximately 9.1 million litres of milk into cheese. The Company also operates 11 facilities in the Midwest, with a total overall weekly capacity to process approximately 33.5 million litres of milk into cheese and related dairy products and to produce canned milk powders. Finally, the Company operates 2 facilities in the Western United States, which have a combined weekly capacity to process approximately 9.6 million litres of milk into cheese. All of the U.S. facilities operate in the Cheese division.

Net Capital Expenditures

Management believes that the Company has adequate dairy manufacturing capacity to meet current and near term demand for its products. It is Saputo's intention to continue to expand and modernize its plants, with investments being focused on equipment and processes designed to increase output per litre of milk. More specifically, during the last five fiscal years, Saputo incurred $240.5 million in net capital expenditures. During the fiscal years 1998 to 2001, the previous owners spent $130.4 million in net capital expenditure on the Dairyworld operations. In fiscal 2002, the Company spent $33.0 million on its Canadian dairy operations and $24.2 million on its United States operations. In fiscal 2003, Saputo expects to incur net capital expenditures of approximately $44.5 million for its Canadian dairy operations and $14.0 million for its United States dairy operations to enhance the efficiency of its plants.

Environment

The Company's operations are subject to various federal, provincial, state and local government laws and regulations relating to the protection of the environment. Compliance with these laws and regulations requires the Company to incur expenses and to monitor its operations on an ongoing basis. The Company believes that its operations are in compliance in all material respects with currently applicable environmental laws and regulations except for the issues discussed below. It is the Company's intention to comply with all applicable environmental laws and regulations.

The Grocery Products facility located in Sainte-Marie does not have the required certificate of authorization to operate. On October 30, 2001, the Sainte-Marie facility filed with the relevant authority a request to obtain the environmental certificate of authorization. The Company expects to obtain such authorization within the next few weeks and does not anticipate any problems.

The Saint-Raymond facility does not have the required certificate of authorization for its current operations. On May 31, 2001, the Saint-Raymond facility filed with the relevant authority a request to obtain the certificate of authorization. Issuance of the certificate of authorization is subject to the prior authorization of the *Commission de protection du territoire agricole* (CPTAQ) with respect to the non-agricultural use of the land. The Company does not anticipate any problems in obtaining the authorization from the CPTAQ and the certificate of authorization.

Certain of the acquired Dairyworld facilities have minor contamination problems. At the Calgary dairy plant, the Company, with the concurrence of provincial authorities, has undertaken further investigation in respect of petroleum contaminated groundwater to assess the extent of the contamination and has prepared a work plan pursuant to which remediation activities should commence in October 2002. At the Harrowsmith, Bashaw and Yorkton facilities, discrete areas of minor petroleum contamination in the soil and/or groundwater have been identified and the Company will be undertaking further investigation during this fiscal year to determine the appropriate course of action, if any.

Under an agreement entered into with the Town of Winkler the Company has undertaken to fund part of the cost of upgrading the Town's wastewater treatment system. The upgraded treatment system is anticipated to be fully operational in the fall of 2002. Once this system is operational, the Company will be subject to the limits and fee structure set out in the Agreement entered into with the Town.

One of the five groundwater quality monitoring wells located at the Kent facility shows levels of chloride in excess of the level generally permitted in the State of Illinois. The Company closed this facility on April 1, 1999 and, at the request of the authority, continues to monitor the groundwater on the site to assess the natural attenuation process and confirm whether further action is warranted.

During fiscal 2002, approximately $3.3 million[6] were spent to comply with existing environmental laws and regulations and improve plant efficiency to reduce wastewater discharge, to update or remove underground storage tanks, and to improve wastewater treatment systems at a number of its facilities in Canada and the United States. Management estimates that similar expenditures will amount to $2.6 million [6] during fiscal 2003.

Management believes that compliance with currently applicable environmental protection requirements will not have a material effect on the Company's earnings or competitive position in the near future. Any new environmental laws or regulations could have a material adverse effect on the financial position of the Company and could require significant additional expenditures to achieve or maintain compliance.

4.1.3 Markets

Geographic Segmentation

The Company sells its products in Canada and the United States. The following table presents, for the Dairy Products sector, the geographic segmentation of sales during the last two fiscal years:

Dairy Products Sector – Sales – Geographic Segmentation

	Year ended March 31, 2002		Pro Forma year ended March 31, 2001[(1)]		Year ended March 31, 2001[(2)]	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales	Sales ($000)	% of total sales
United States	1,282,555	39.2	1,106,039	36.4	1,106,039	57.9
Canada[(3)]	1,987,486	60.8	1,934,017	63.6	803,970	42.1
Total	3,270,041	100.0	3,040,056	100.0	1,910,009	100.0

(1) Takes into account the sales by the businesses acquired pursuant to the Dairyworld Acquisition from February 5, 2001 to March 31, 2001 on an annualized basis.
(2) Takes into account the sales by the businesses acquired pursuant to the Dairyworld Acquisition from February 5, 2001 to March 31, 2001.
(3) Includes international sales made from Canada.

Canada. Saputo is Canada's leading producer of cheese with a share of approximately 35% of the Canadian cheese production. Saputo sells its products to the food service, retail and industrial market segments. In Canada, the Company also distributes fine imported cheeses to specialty delis and provides independent pizzerias with numerous food and non-food products sourced from third-party manufacturers that are complementary to the sale of its cheeses to such clients. The Company is one of the three largest fresh milk processors in Canada with an estimated 21% share of the Canadian market. Saputo also sells, through its Canadian operations, cheese, lactose, whey powder, ice cream mixes, and whey protein to a vast array of clients in Europe, South America, Asia and Africa.

6 These amounts are included in the amounts disclosed under the section " Dairy Products Sector – Production – Net Capital Expenditures".

United States. The Company competes in the United States natural cheese industry, by selling branded and private label products to retail, industrial and food service customers.

Clientele

Within the Cheese division, the Company services three market segments: food service, retail and industrial. Within the Milk division, the Company operates in Canada and sells its products mostly in the retail market segment.

The following table illustrates, for the Dairy Products sector, the segmentation of sales by market segment for each of the last two fiscal years:

Dairy Products Sector – Sales – Market Segmentation

	Year ended March 31, 2002		Pro Forma Year ended March 31, 2001[1]		Year ended March 31, 2001 [2]	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Cheese Division						
Food Service	939,719	28.7	796,956	26.2	694,206	36.3
Retail	874,748	26.7	838,035	27.6	568,966	29.8
Ingredient	610,066	18.7	574,051	18.9	508,953	26.7
Sub-Total	2,424,533	74.1	2,209,042	72.7	1,772,125	92.8
Milk Division[3]	845,508	25.9	831,014	27.3	137,884	7.2
Total	3,270,041	100.0	3,040,056	100.0	1,910,009	100.0

(1) Takes into account the sales by the businesses acquired pursuant to the Dairyworld Acquisition from February 5, 2001 to March 31, 2001 on an annualized basis.
(2) Takes into account the sales by the businesses acquired pursuant to the Dairyworld Acquisition from February 5, 2001 to March 31, 2001.
(3) The fluid milk products are mainly sold in the retail market segment.

Cheese Division

Food service. Food service customers principally include broad-line distributors, restaurants (corporate restaurant chains, franchisees and individually-owned) and hotels. Saputo provides its food service customers with branded and private label dairy products. In the case of independent pizzerias in Canada, Saputo also provides these clients with non-dairy products manufactured by third parties through its own distribution network. Saputo also produces soft-serve dairy mixes for quick service restaurant chains and holds an important market share of volume processed in this category in Canada. No food service customer represented more than 10% of total consolidated sales during each of fiscal 2002 and 2001.

Retail. Saputo sells both branded and private label products to its retail customers which include supermarket chains, independent retailers, warehouse clubs and specialty cheese boutiques. In fiscal 2002, the majority of Saputo's retail sales was in branded products with the remainder being private label. Saputo's retail grocery products are sold in the dairy case and deli cheese counter sections of stores. In Canada, Saputo also provides its retail customers with speciality cheeses and fine cheeses. The acquisitions made by the Company have enhanced the Company's presence in the retail market segment. No retail customer represented more than 10% of total consolidated sales during each of fiscal 2002 and 2001.

Industrial. Industrial clients include processors who use the Company's products as an ingredient in the preparation of other food items. The Company supplies cheese to a majority of Canadian frozen pizza manufacturers as well as to processors of frozen entrées and supplies many important food manufacturers in the United States. Consistent with the trend of increased home-meal replacements, Saputo continues to seek opportunities in this market segment. To support this effort, Saputo's technical experts work with customers to develop new products customized to their needs. No industrial customer represented more than 10% of total consolidated sales during each of fiscal 2002 and 2001.

Milk Division

Saputo's fluid milk products are mainly sold in the retail market segment. Saputo has strong relationships with the majority of the large national and regional grocery retailers in Canada for its Milk division. The Canadian retail segment is mainly comprised of the grocery channel, which represents approximately 77% of fluid milk and related products sold at the wholesale level. The top ten customers in the Milk division account for approximately 63% of the sales of this division. No fluid milk customer represented more than 10% of total consolidated sales during each of fiscal 2002 and 2001.

4.1.4 Distribution

4.1.4.1 Cheese division

In Canada, sales are made through direct shipments to certain large food service, retail and industrial customers as well as to national and regional third party distributors. Saputo has also developed a nation-wide distribution network for its cheese operations which is targeted at serving a clientele comprised of independent pizzerias and retail deli customers. This network is comprised of 15 distribution centers located across Canada. Saputo believes that its distribution network is the cornerstone of its market penetration in these Canadian niche markets as its weekly personalized service constitutes an advantage against competing cheese manufacturers.

In the United States, sales are made through direct shipments to certain large food service, retail and industrial customers as well as to national and regional third party distributors.

4.1.4.2 Milk division

With respect to its fluid milk operations, Saputo has a comprehensive DSD network in all Canadian provinces other than Quebec and Newfoundland. The DSD distribution network covers major retailers, mass merchandisers, convenience store chains, food service organizations and individual retailers. Saputo also operates one of the largest home delivery networks for milk and other food products in Canada, with over 60,000 accounts.

The Company's Canadian distribution network for the Milk division is comprised of 545 distribution routes and 14 warehouses.

4.1.5 Competition

4.1.5.1 Cheese division

Canada. In the Cheese division in Canada, the Company competes mainly with Agropur coopérative agro-alimentaire ("**Agropur**"), Parmalat Canada Inc. ("**Parmalat**"), Kraft General Foods Canada Inc.

(through the production volumes of Agropur) and National Cheese Co. Ltd. Saputo has established itself as Canada's leading producer of cheese with a share of approximately 35% of the Canadian cheese production.

United States. In the United States, the Company competes on a national basis with regional and national competitors including Lactalis USA, Inc. (Sorrento), LePrino Foods Company, Land O'Lakes, Inc., Kraft Foods, Inc., Dairy Farmers of America, Con Agra Dairy Foods (formerly known as Beatrice) and Belgioioso Cheese Inc.

4.1.5.2 Milk division

Saputo holds an estimated 21% share of the Canadian market for fluid milk which ranks it among the three largest fresh milk processors, all of which hold similar market shares. The Company faces very broad competition in most product categories, with specific competitors varying widely by region. Among the Company's largest competitors are Agropur and Parmalat. Other competitors include co-operatives in British Columbia and Atlantic Canada.

4.1.6 Employee Relations

As at May 1, 2002, the Company's Dairy Products sector had 3,873 full-time employees and 244 part-time employees in Canada and 1,817 full-time and 32 part-time employees in the United States.

Approximately 43% of the Canadian Dairy Products sector work force is unionized. In the United States, approximately 40% of the Dairy Products sector work force is unionized.

The Company presently does not foresee any labour unrest in connection with the renewal of collective agreements expiring in fiscal 2003. All agreements that expired in fiscal 2002 were either renewed upon satisfactory terms or continue to govern during ongoing negotiations, which are expected to result in satisfactory renewals. The Company has good employee relations both in Canada and in the United States. The loyalty and dedication of its employees are key elements in the Company's performance. In Management's opinion, this is the direct result of the family culture that has permeated the entire Company.

4.2 Grocery Products Sector

The Company produces, markets and distributes snack cakes in Canada. In July 2001, Dare acquired the cookies, fine breads and soup operations of the Grocery Products sector in consideration for the issuance to Saputo of a 21% interest in Dare. The following provides an overview of the products, production facilities, markets, competition and employee relations for the Grocery Products sector, which, since the Dare Transaction, consists solely of the snack cake products.

4.2.1 Products

In this sector, the Company produces and markets snack cakes, muffin bars, flakies and tarts which are sold almost exclusively in the Canadian retail market. Saputo occupies a predominant position in the snack cake market in Canada and its products are sold under the *Vachon* and *Hostess* umbrella brands which carry recognized brand names such as *Jos Louis*, *Ah Caramel!*, *Hop & Go!*, *May West*, *Passion Flakie* and others.

4.2.2 Production

Facilities

Within this sector, Saputo operates one manufacturing facility in the Province of Québec which is owned by the Company, and one in the Province of Ontario which is leased[7].

Net Capital Expenditures

During fiscal 2000 to 2002, the Company incurred 7.8 million in capital expenditures. During the three years prior to the Culinar Acquisition, the prior owners had spent an aggregate of approximately $29.0 million in net capital expenditures on the five facilities then existing. In fiscal 2003, the Company expects to incur net capital expenditures of approximately $5.7 million to enhance the efficiency of its Grocery Products sector.

Environment

For a discussion of environmental matters relating to the Grocery Products sector, reference is made to the section entitled **"Dairy Products Sector – Production – Environment"**.

4.2.3 Markets and distribution

The Company is the largest manufacturer of snack cakes in Canada. Saputo sells its products almost exclusively in the Canadian retail market, including a significant portion through the grocery channel. The majority of the Company's sales for this sector is in branded products. The Company's products are distributed mainly through its DSD distribution network.

4.2.4 Competition

In the snack cakes category, the Company competes with regional manufacturers which enjoy significantly smaller market shares than Saputo. In the Province of Québec, the Company's main competitors are Pâtisserie Chevalier Inc., McKee Foods Corporation and Pâtisserie Fortin, a division of Maple Hurst Bakery Inc. In Ontario and Western Canada, the principal competitors are Oakrun Farm Bakery Ltd., McKee Foods Corporation and McSweeney's Plus Distribution Ltd., respectively.

4.2.5 Employee Relations

As at May 1, 2002, the Grocery Products sector had 979 full time employees and 152 part time employees, approximately 80% of which were unionized. The collective agreement for the Sainte-Marie facility will expire in fiscal 2003 and the Company does not foresee any labour unrest in connection with its renewal.

---

7 The facility in Ontario will close before September 27, 2002 and its activities will be relocated to the facility located in Québec.

ITEM 5 - SELECTED CONSOLIDATED FINANCIAL INFORMATION [10]

	Years ended March 31				
	2002	2001 [1]	2000	1999	1998 [2]
	(audited) (in thousands of dollars, except per share amounts)				
Statement of earnings data					
Revenues	3,457,412	2,161,671	1,860,878	1,915,637	817,255
Cost of sales, selling and administrative expenses	3,104,990	1,890,697	1,623,933	1,724,550	721,828
EBITDA [3]	352,422	270,974	236,945	191,087	95,427
EBITDA margin	10.2%	12.5%	12.7%	10.0%	11.7%
Depreciation of fixed assets	68,087	51,763	37,785	27,051	13,068
Operating income	284,335	219,211	199,160	164,036	82,359
Interest on long-term debt	53,379	40,703	34,184	28,589	8,435
Other interest, net of interest income	(801)	(1,184)	3,397	5,307	491
Earnings before income taxes and amortization of goodwill	231,757	179,692	161,579	130,140	73,433
Income taxes	71,596	55,607	51,386	43,170	25,053
Earnings before amortization of goodwill	160,161	124,085	110,193	86,970	48,380
Amortization of goodwill [4]	-	13,844	10,125	7,877	2,635
Net earnings	160,161	110,241	100,068	79,093	45,745
Net margin	4.6%	5.1%	5.4%	4.1%	5.6%
Earnings per share before amortization of goodwill [5] [7]	1.56	1.21	1.10	0.90	0.65
Diluted earnings per share before amortization of goodwill [6] [7]	1.54	1.20	1.09	0.89	0.64
Net earnings per share [5] [7]	1.56	1.08	1.00	0.82	0.62
Diluted net earnings per share [6] [7]	1.54	1.07	0.99	0.81	0.61
Balance sheet data					
Total assets	2,046,675	2,012,979	1,411,002	1,072,049	896,662
Long-term debt (including current portion)	675,125	795,896	501,575	377,784	361,334
Dividends per share [7]	0.22	0.18	0.12	0.124	0.025 [8]
Shareholders' equity	900,588	747,901	628,894	449,933	369,893
Statement of cash flow data					
Cash generated by operations [9]	244,535	190,090	176,047	128,334	63,972
Net additions to fixed assets	59,735	42,934	53,115	62,624	22,107

(1) Includes the results of Dairyworld from February 5, 2001 to March 31, 2001.
(2) Includes the results of Stella from December 6, 1997 to March 31, 1998.
(3) Earnings before interest, income taxes, depreciation and amortization.
(4) The Company adopted the new Canadian Institute of Chartered Accountants accounting recommendations on amortization of goodwill. Goodwill ceased to be amortized in accordance with these recommendations since April 1, 2001.
(5) Earnings per share have been calculated using the weighted average number of Common Shares outstanding during the year.
(6) Diluted earnings per share have been calculated using the sum of the weighted average number of outstanding Common Shares during the year ended March 31 as well as the number of potentially dilutive shares under options granted pursuant to the Company's Stock Option Plan.
(7) Prior years figures have been restated to reflect the Stock Split. (See "The Company – Incorporation").
(8) The amount of $0.025 per share represents the quarterly dividend declared and paid on March 6, 1998 for the period from October 15, 1997 to December 31, 1997 in accordance with the Company's dividend policy. See "Dividend Policy".

(9) Before changes in non-cash operating working capital items.
(10) For information on each of the Dairy Products sector and the Grocery Products sector, reference is made to pages 51 to 53 of the 2002 Annual Report of Saputo, which information is incorporated herein by reference.

ITEM 6 - DIVIDEND POLICY[8]

Saputo has a policy of declaring quarterly cash dividends on the Common Shares. In fiscal 2002, the Company's dividend policy was reviewed by the Board of Directors and the dividend of $0.045 per share, representing a yearly dividend of $0.18 per share, was increased on August 1, 2001 to $0.055 per share, representing a yearly dividend of $0.22 per share. The balance of the Company's earnings are reinvested to finance the growth of its business. The Company's dividend policy will be reviewed from time to time, but at least once annually, by the Board of Directors and will depend on Saputo's financial condition, results of operations, capital requirements and such other factors as the Board of Directors, in its sole discretion, deems relevant.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS

A discussion and analysis by management of the financial condition and results of operations of the Company for the fiscal year ended March 31, 2002 is presented under the section "Management's Discussion and Analysis" on pages 27 to 33 of the 2002 Annual Report of Saputo, which section is incorporated herein by reference. To complete Management's discussion and analysis, reference is made to the Consolidated Financial Statements of Saputo for the fiscal year ended March 31, 2002, and the Notes thereto appearing on pages 36 to 53 of the 2002 Annual Report of Saputo, which Consolidated Financial Statements and Notes are also incorporated herein by reference.

ITEM 8 - MARKET FOR SECURITIES

The Common Shares of Saputo are listed on The Toronto Stock Exchange under the stock market symbol "SAP".

ITEM 9 - DIRECTORS AND OFFICERS

9.1 Directors

The following table sets forth, for each director, his name and municipality of residence, the year in which he first became a director, the principal occupation of each director and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised as at June 1, 2002. Directors are elected until the next annual meeting of shareholders or, in the case of a vacancy or resignation, until a successor is elected or appointed.

8 The information contained in this section has been restated to reflect the Stock Split (See "The Company – Incorporation").

Name and municipality of residence	Director since	Principal occupation	Common Shares beneficially owned or over which control or direction was exercised
EMANUELE (LINO) SAPUTO [2][3] Senneville, Québec	1992	Chairman of the Board and Chief Executive Officer of the Company	67,600,074 [1]
ANDRÉ BÉRARD [2] Verdun, Québec	1997	Chairman of the Board of a Canadian Chartered Bank	5,000
CLAUDE BLANCHET [4] Île Bizard, Québec	2000	Chairman of the Board, President and Chief Executive Officer of Société générale de financement du Québec	–
PIERRE BOURGIE [2] Outremont, Québec	1997	President and Chief Executive Officer of Société Financière Bourgie Inc. (a holding company)	460,000
CATERINA MONTICCIOLO, CA [4] Laval, Québec	1997	President of Julvest Capital Inc. (a holding company)	119,000
LINO A. SAPUTO, JR. Westmount, Québec	2001	President and Chief Operating Officer, Cheese Division (USA) of the Company	33,176
PATRICIA SAPUTO, CA, FP [4] Laval, Québec	1999	President of Pasa Holdings Inc. (a holding company)	17,200
LOUIS A. TANGUAY [4] Laval, Québec	1997	Corporate Director	4,000

(1) The shares are held by Jolina Capital Inc. and Gestion Jolina Inc., both of which are holding companies controlled by Mr. Emanuele (Lino) Saputo, and by other holding companies owned and controlled by his brothers and sisters and their families and G. De Lucia Holdings Inc., all of which have granted to Gestion Jolina Inc. a power of attorney to vote all of the Common Shares held by them at the time of the Company's Initial Public Offering.

(2) Members of the Corporate Governance and Human Resources Committee.

(3) Mr. Emanuele (Lino) Saputo is a director of Uniforêt Inc. which filed for protection under the *Companies' Creditors Arrangement Act* on April 17, 2001.

(4) Members of the Audit Committee.

During the last five years, all of the above directors have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their name or with related or affiliated companies, except for: Mr. Lino A. Saputo, Jr. who, from January 1, 2000 to January 15, 2001, was Assistant to the President of Uniforêt Inc. (a lumber company); and Ms. Patricia Saputo who, prior to July 1998, was a Senior Tax Manager with Deloitte & Touche.

Information as to shares beneficially owned by each director, or over which each exercised control or direction, as at June 1, 2002, has been furnished by the directors individually as such information is not within the knowledge of the Company.

9.2 Executive Officers

The following table sets forth the name, municipality of residence and position with the Company of each person who is an executive officer of the Company as of the date hereof:

Name and municipality of residence	Position
Emanuele (Lino) Saputo Senneville, Québec	Chairman of the Board and Chief Executive Officer
Daniel Boulais Brossard, Québec	President and Chief Operating Officer, Bakery Division
Louis-Philippe Carrière, CA Lorraine, Québec	Executive Vice-President, Finance and Administration and Secretary
Dino Dello Sbarba Rosemère, Québec	President and Chief Operating Officer, Cheese Division (Canada)
Pierre Leroux Saint-Bruno, Québec	Executive Vice-President, Human Resources and Corporate Affairs
Lino A. Saputo, Jr. Westmount, Québec	President and Chief Operating Officer, Cheese Division (USA)
Randy Williamson Surrey, British Columbia	President and Chief Operating Officer, Milk Division

During the last five years, all of the above executive officers have held the principal occupation indicated above or other executive capacities with the Company, except for Lino A. Saputo, Jr. who, from January 1, 2000 to January 15, 2001, was Assistant to the President of Uniforêt Inc. (a lumber company); Randy Williamson who, between 1998 and the completion of the Dairyworld Acquisition, was Chief Operating Officer of Dairyworld, and prior to 1998 was Senior Vice-President, Operations of Dairyworld; and Daniel Boulais who joined Saputo Bakery (formerly known as Culinar) in 1995 as Director – Marketing and who, between the completion of the Culinar Acquisition in 1999 and July 2001, was Vice-President Marketing, Research and Development and International Sales for the same company.

As at June 1, 2002, the directors and executive officers of Saputo, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 68,263,077 Common Shares, representing approximately 66.1% of the outstanding Common Shares of the Company. Additional information concerning the share holdings of directors is contained in the section entitled "Election of Directors" appearing on page 3 of the Company's Management Proxy Circular dated June 4, 2002, which information is incorporated herein by reference.

ITEM 10 – ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Saputo's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in Saputo's Management Proxy Circular dated June 4, 2002. Additional financial information is included in the Consolidated Financial Statements of Saputo and Notes thereto for the fiscal year ended March 31, 2002. Copies of these documents may be obtained upon request from the Secretary of Saputo, at its head office, 6869 Metropolitain Boulevard East, Saint-Léonard, Québec, H1P 1X8, Telephone: (514) 328-6662.

In addition, when the securities of Saputo are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed, the following documents may be obtained free of charge from the Secretary of the Company:

(i) one copy of the Annual Information Form, together with one copy of any documents or portion thereof incorporated by reference therein;

(ii) one copy of the comparative financial statements of Saputo for its most recently completed fiscal year together with the report of the auditors thereon and one copy of any interim financial statements of Saputo subsequent to the financial statements for its most recently completed fiscal year;

(iii) one copy of Saputo's Management Proxy Circular for its most recent annual meeting of shareholders which involved the election of directors; and

(iv) one copy of any other documents that are incorporated by reference in the preliminary short form prospectus or the short form prospectus.

At any other time, one copy of the documents referred to in subparagraphs (i), (ii) and (iii) above will be provided free of charge upon request to the Secretary.

* * *

SAPUTO

SAPUTO INC.

ANNUAL INFORMATION FORM

June 1, 2001

TABLE OF CONTENTS

ITEM 1 - THE COMPANY 1

1.1 INCORPORATION 1
1.2 CORPORATE STRUCTURE 1

ITEM 2 - GENERAL DEVELOPMENT OF THE BUSINESS 2

2.1 OVERVIEW 2
2.2 HISTORY 3
2.3 SIGNIFICANT ACQUISITION 4

ITEM 3 - INDUSTRY OVERVIEW 5

3.1 DAIRY PRODUCTS INDUSTRY 5
3.1.1 The Canadian Dairy Industry 5
3.1.2 The United States Dairy Industry 7
3.1.3 Future Trends 9
3.2 GROCERY PRODUCTS INDUSTRY 10

ITEM 4 - DESCRIPTION OF THE BUSINESS 10

4.1 DAIRY PRODUCTS SECTOR 14
4.1.1 Products 14
4.1.2 Production 15
4.1.3 Markets 18
4.1.4 Distribution 20
4.1.5 Competition 20
4.1.6 Employee Relations 21
4.2 GROCERY PRODUCTS SECTOR 21
4.2.1 Products 21
4.2.2 Production 22
4.2.3 Markets 22
4.2.4 Competition 22
4.2.5 Employee Relations 22

ITEM 5 - SELECTED CONSOLIDATED FINANCIAL INFORMATION 23

5.1 SELECTED CONSOLIDATED FINANCIAL INFORMATION FOR THE LAST FIVE FISCAL YEARS 23
5.2 SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION 24

ITEM 6 - DIVIDEND POLICY 25

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS 25

ITEM 8 - MARKET FOR SECURITIES 25

ITEM 9 - DIRECTORS AND OFFICERS 25

9.1 DIRECTORS 25
9.2 EXECUTIVE OFFICERS 27

ITEM 10 – ADDITIONAL INFORMATION 28

ITEM 1 - THE COMPANY

1.1 Incorporation

Saputo Inc. was constituted by a Certificate of Amalgamation issued pursuant to the provisions of the *Canada Business Corporations Act* on July 1, 1992, which was amended on August 25, 1997 in order to change the provisions attached to its authorized share capital. On August 2, 2000, the Certificate was further amended to enable the directors to appoint additional directors between shareholders' meetings. The head office and principal place of business of the Company is located at 6869 Metropolitain Boulevard East, Saint-Léonard, Québec, Canada, H1P 1X8.

In this Annual Information Form, unless the context otherwise requires or indicates, the terms "Saputo" and the "Company" mean Saputo Inc. itself or together with its subsidiaries, or any one or more of them.

In this Annual Information Form, all references to "$" or "CDN $" are to Canadian dollars and all references to "US $" are to American dollars.

1.2 Corporate Structure

The following organizational chart illustrates the corporate structure of Saputo and its significant subsidiaries, and their respective jurisdictions of incorporation.



Saputo Inc.
(Canada)
100%
100%
100%
100%
100%
Saputo Cheese Limited (1)
(Canada)
Saputo Foods Limited(2)
(Canada)
Culinar Inc.(3)
(Québec)
Dairyland Fluid(5)
Division Ltd.
(Canada)
Armstrong Cheese(6)
Company Limited
(Canada)
100%
Baxter Foods(7)
Ltd.
(New Brunswick)
59%
41%
Saputo Cheese USA Inc.(4)
Delaware (U.S.A.)

(1) Production, sale and distribution of dairy and other food products in the Province of Québec.
(2) Production, sale and distribution of dairy and other food products in Canadian provinces other than Québec.
(3) Production, sale and distribution of snack cakes, cookies, fine breads and soups in Canada.
(4) Production and sale of dairy products in the United States.
(5) Production, sale and distribution of a wide range of fluid milk, cream products, sour cream, cottage cheese, yogurt and soft serve dairy mixes as well as juices and other beverages, and distribution of a variety of other dairy and related products in Western Canada and Ontario. Quebec fluid milk operations are conducted through Crèmerie des Trois Rivières S.E.C.
(6) Production and sale of dairy products, including cheese, butter, powdered milk and evaporated milk throughout Canada.
(7) Production, sale and distribution of dairy products including fluid milk, sour cream and juices and other beverages in the Maritime Provinces.

ITEM 2 - GENERAL DEVELOPMENT OF THE BUSINESS

2.1 Overview

The Company operates its business through two sectors, the Dairy Products sector and the Grocery Products sector, which represented respectively 87.1% and 12.9% of total sales before the Dairyworld Acquisition (as defined below) on February 5, 2001.

With the Dairyworld Acquisition, the Dairy Products Sector of the Company has increased in size and represents approximately 92.4% of total sales on a pro forma basis. On such basis, 33.6% of the Company's total consolidated sales are made in the United States and 66.4% are made in Canada[1]. Through its two sectors, the Company operates 56 manufacturing facilities and employs over 7,800 employees.

Dairy Products Sector

The Dairy Products sector is comprised of the Cheese division and the Fluid Milk division. Through its Cheese division, Saputo produces and markets mozzarella, cheddar, as well as other specialty cheeses, butter, and value-added by-products such as lactose and whey protein. In Canada, Saputo also distributes fine imported cheeses to specialty delis and a large assortment of other non-dairy products that complement its cheese distribution to restaurants, especially pizzerias. On a pro forma basis, taking into account the sales by the businesses acquired in the Dairyworld Acquisition between February 5 and March 31, 2001 on an annualized basis, the Cheese division represented approximately 67.1% of the Company's total sales and 72.7% of the Dairy Products sector sales. Of the Company's total sales for the Cheese division in fiscal 2001, approximately 37.6% were made in Canada[1] and 62.4% were made in the United States. In the Cheese division, the Company operates 22 manufacturing facilities in Canada and 15 in the United States. On June 1, 2001, the Company had 3,751 full-time employees and 239 part-time employees working in the Cheese division.

Saputo has established itself as Canada's leading producer of cheese, with a share of approximately 35% of the Canadian cheese production, including the Dairyworld Acquisition, and also ranks as one of the leading natural cheese producers in the United States. In its Cheese division, Saputo services, through independent non-exclusive distributors and sales agents as well as through its own distribution network, three market segments: food service, retail and ingredient. With the Dairyworld Acquisition, the food service segment accounts for 36.1% of the Cheese division sales, the retail segment for 37.9%, and the ingredient segment for 26.0%.

Since the Dairyworld Acquisition, the Company also produces, markets and distributes fluid milk, cream products, sour cream, cottage cheese, yogurt, juices and other beverages which it sells mainly to the retail segment through its DSD (direct-store delivery) distribution network operated by Company-owned and independent distributors, as well as through an important home delivery network. The Fluid Milk division represents 25.3% of the Company's total sales on a pro forma basis, annualizing the revenues from the businesses acquired pursuant to the Dairyworld Acquisition between February 5 and March 31, 2001. In this division, the Company operates 14 manufacturing facilities, all of which are located in Canada. On June 1, 2001, the Company had 1,775 full-time employees and 185 part-time employees working in this division.

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1 Including international sales made from Canada.

Grocery Products Sector

The Company produces, markets and distributes snack cakes, cookies, fine breads and soups in Canada. These products are sold almost exclusively in the Canadian retail market through a DSD distribution network as well as independent non-exclusive distributors. Saputo is the largest manufacturer of snack cakes and fine breads, as well as one of the most important cookie manufacturers in Canada. In this sector, the Company operates four manufacturing facilities in the Province of Québec and one in the Province of Ontario and employed, as of June 1, 2001, 1,779 full-time employees and 125 part-time employees.

2.2 History

Mr. Emanuele (Lino) Saputo, Chairman of the Board and Chief Executive Officer of Saputo, founded the Company with his parents in 1954, producing quality cheeses for the Italian community of Montréal. In the late 1950's, the Company's first major production facility was constructed in the Montréal Saint-Michel district. In the 1960's, Saputo grew significantly as demand for its products increased both in Montréal and in new markets, such as other regions of Québec, Ontario and the Maritimes.

In the 1970's, Saputo acquired several production operations and developed its national distribution network, positioning itself in Canada as the leading producer of mozzarella, primarily to the food service market segment. In 1981, the Company built a cheese plant in Mont-Laurier, Québec and acquired a cheese plant in Cookstown, Ontario. In 1984, Saputo acquired a plant in Saint-Hyacinthe, Québec which processes liquid whey, a by-product of its cheese production operations, into value-added products such as lactose and whey protein.

Since 1984, Saputo has continued its growth in Canada by acquiring small to medium-sized cheese manufacturers and food distributors located in various parts of Canada. In 1988, the Company entered the United States market by acquiring a cheese manufacturing plant located in Richmond, Vermont and the Jefferson cheese plant now located in Hancock, Maryland.

In 1996, Saputo acquired Fromages Caron Inc., a distributor of fine imported cheeses. On July 31, 1997, Saputo acquired Crémerie des Trois-Rivières, Limitée thereby entering the fluid milk and frozen novelties markets.

On October 15, 1997, the Company completed its initial public offering of 9,470,500 Common Shares at $17.00 per share (the "**Initial Public Offering**"). In December of the same year, Saputo issued 9,000,000 special warrants at $25.00 per warrant in order to finance, in part, the Stella Acquisition (as defined below).

On December 5, 1997, Saputo expanded its presence in the United States by acquiring Stella Holdings, Inc., a manufacturer of Italian and European cheeses (which, together with its then wholly-owned subsidiaries, are herein collectively referred to as "**Stella**") from Specialty Foods Corporation for a total consideration of approximately CDN $580 million (US $408 million) paid in cash (the "**Stella Acquisition**"). During its fiscal year ended December 31, 1996, Stella had revenues of approximately $1 billion. With the Stella Acquisition, the Company tripled its revenues and established itself as one of the leading natural cheese producers in the United States.

On May 1, 1998, Saputo acquired from Avonmore Waterford Group plc. all of the outstanding shares of Avonmore Cheese Inc. and Waterford Food Products, Inc., both located in the United States, mainly in Wisconsin (the "**AW Acquisition**") for CDN $54.1 million (US $37.8 million). These companies produced Italian specialty cheeses, sweetened condensed milk, Swiss cheese and value-added by-products such as whey protein concentrates, ingredient blends and cream. Of the six plants acquired, two were whey processing

facilities.

On August 31, 1998, the Company acquired all of the outstanding shares of Riverside Cheese and Butter Inc., a specialty cheese manufacturer located in Trenton, Ontario. Saputo also acquired, on September 16, 1998, substantially all of the assets and assumed certain liabilities of Bari Cheese Ltd., an Italian specialty cheese manufacturer based in Vancouver, British Columbia. The aggregate purchase price of $11.4 million was paid through the private placement of 26,750 Common Shares of Saputo at a price of $40.00 per share, with the balance paid in cash.

On September 15, 1999, the Company acquired all of the outstanding shares of Culinar Inc. ("**Culinar**") from SGF Soquia Inc. and various minority shareholders for a price of $283.5 million (the "**Culinar Acquisition**"). This transaction was paid by the issuance of 2,503,000 Common Shares of Saputo at a price of $39.95 per share, with the balance paid in cash. Culinar produced, marketed and distributed snack cakes, cookies, fine breads and soups and had sales of approximately $270 million. With this acquisition, Saputo became the largest manufacturer of snack cakes and fine breads as well as one of the most important cookie manufacturers in Canada.

On November 12, 1999, Saputo completed the private placement of US $250 million Senior Notes to institutional investors in the United States. The term of the Notes ranges from seven to fifteen years with an average interest rate of 8.16%. The proceeds of the private placement were used to refinance part of the Company's existing credit facilities.

On February 28, 2000, the Company acquired all of the outstanding shares of Groupe Cayer-JCB Inc., a manufacturer of European cheeses based in the Province of Québec, for a price of $13.7 million paid in cash and $6.7 million of indebtedness (the "**Cayer Acquisition**"). Cayer had sales of approximately $55 million.

2.3 Significant Acquisition

On February 5, 2001, Saputo completed the acquisition of the fluid milk and cheese operations of Agrifoods International Co-operative Limited ("**Agrifoods**"), one of the largest dairy processors in Canada, through the purchase of all of the outstanding shares of some of Agrifoods' subsidiaries including Dairyland Fluid Division Limited ("**DFDL**"), Armstrong Cheese Company Limited ("**Armstrong**") and Baxter Foods Ltd. ("**Baxter**") for the price of $407.3 million on a debt free basis, financed through bank indebtedness (the "**Dairyworld Acquisition**"). The acquired businesses generated net sales of approximately $1.4 billion and EBITDA of $61.4 million per annum. With the Dairyworld Acquisition, Saputo now holds an estimated 20% share of the Canadian market for fluid milk which ranks it among the top three fresh milk processors in Canada, and holds a share of approximately 35% of the Canadian cheese production.

ITEM 3 - INDUSTRY OVERVIEW

3.1 Dairy Products Industry

3.1.1 The Canadian Dairy Industry

Regulatory Environment

The regulation of the content, composition, labelling, packaging, marketing and distribution of all food products in Canada is a shared responsibility between the federal and the provincial governments. The dairy industry is further governed by a series of federal and provincial regulations specific to the production, processing and distribution of milk and milk-related products. All applicable statutes, whether provincial or federal, permit plant inspections, product testing and other regulatory scrutiny.

In Canada, all milk processing plants are subjected to regular inspections by federal authorities and are required to be registered under the Canada Agricultural Products Act. Provincial legislation also demands that milk processing plants be licensed, compelling them to comply with all provincial inspections and regulations.

Milk Supply

The Canadian dairy industry operates within a highly regulated environment. The Canadian Dairy Commission ("**CDC**"), a crown corporation, has been mandated by the federal government to implement Canada's national dairy policy which is predicated on shared jurisdictional powers between the federal and provincial governments. Fluid milk is regulated provincially, while industrial milk is regulated federally. "Fluid milk" refers to table milk or cream intended for consumption in fluid forms, whereas "industrial milk" is used for the manufacturing of all other dairy products, such as cheese, butter, ice cream and yogurt. According to CDC information, the fluid milk sector represents approximately 40% of raw milk delivered in Canada while the industrial milk sector represents approximately 60%.

The Canadian dairy industry operates within a supply management system. The key goal of supply management is to ensure stable revenues for dairy farmers while maintaining the production of sufficient volumes of industrial milk to satisfy the domestic Canadian consumer demand for dairy products as well as certain planned exports. This is essentially achieved by setting the support price that the dairy processors can receive for butter and skimmed milk powder and by controlling the supply of industrial milk.

Dairy farmers also receive a direct federal subsidy which is set to be phased out over the course of the five years commenced in February 1998. It is expected that the subsidy loss will be recovered through higher industrial milk prices.

Every dairy year, the CDC calculates the national industrial milk production quantum based on anticipated domestic demand and certain planned exports. This quantum is then allocated according to the terms of the National Milk Marketing Plan, a federal/provincial agreement. This agreement stipulates, among other things, that Québec's and Ontario's shares of the national industrial milk production quantum (the "**Market Sharing Quota**") are approximately 47.3% and 31.3% respectively.

Once the industrial milk quantum is determined and allocated among the provinces, provincial marketing boards govern the production, pricing and marketing of milk within their own borders. Each provincial marketing board allocates the milk to dairy processors. Industrial milk is allocated according to a cascading system that classifies industrial milk into various classes of products to be manufactured. Priority of supply is given to the higher milk class, which also commands a higher milk price.

Although there may be some provincial variations, quantities of milk in each class other than fluid milk are generally restricted in their growth. As a result, operating in a supply managed system means that a dairy processor of industrial milk can only achieve significant growth through acquisitions. Any attempt to grow internally is stymied by the plant quota which limits a dairy processor of industrial milk to a specific guaranteed volume. Conversely, since the Market Sharing Quota is based on historical and anticipated demand for dairy products, the risk of a processor losing an important part of its market share is very low.

International Trade (Canada)

Imports. The Department of Foreign Affairs and International Trade administers Canada's cheese import quotas. These quotas are divided into European Union and non-European Union sources. This results from Canada's obligation to the European Union to import 66.0% of the approximately 20.4 million kilograms of cheese that Canada is committed to import annually under the World Trade Organization ("**WTO**") Agreement on Agriculture. Imports within this minimum access commitment of 20.4 million kilograms of cheese are subject to low rates of duty while imports over this commitment are subject to significantly higher tariffs. Over-access tariffs for cheese currently stand at 245.5% of invoiced value.

Exports. In 1997, the United States and New Zealand challenged the legality of Canada's dairy supply management system under the terms of the 1994 GATT Agreement alleging that Canada's dairy exports benefit from subsidies. In March 1999, the WTO panel ruled in favour of the United States and New Zealand and determined that the structure of Canada's dairy export system provides for the grant of subsidies as a result of the intervention of the governments and their agencies. Canada appealed this decision and, in October 1999, an appellate body of the WTO confirmed most of the original decision. Until the end of February 2000, all cheese export activities had to be submitted for consideration by the CDC. With the WTO decision, the CDC is no longer involved in the issuance of permits to export cheese over and above Canada's export subsidy commitment to the WTO. The federal and provincial governments have since worked with industry stakeholders to devise a system that is WTO compatible, while attempting to protect the integrity of Canada's supply management system and Canada claims to have modified its dairy system accordingly. On March 1, 2001, the United States and New Zealand formally asked the WTO for the permission to impose on Canada economic sanctions of US$35 million per year for each country as compensation for alleged damages to their dairy industry due to Canadian dairy exports. The United States and New Zealand officially requested that the WTO establish a special committee to examine the issue of compliance in light of Canada's new system. The WTO agreed and the Committee has until January 2002 to decide whether Canada's new system complies with the WTO's regulations. The federal government has undertaken to defend the interest of the Canadian dairy industry before the WTO.

Canadian Market

The dairy processing industry makes a major contribution to the Canadian economy with shipments valued at over $9.8 billion in 2000. Second only to meat processing, the dairy processing sector accounted for approximately 14% of the estimated value of all food and beverage processing sales during the same year. Significant rationalization is occurring in the processing sector as plants strive to achieve the greater efficiencies and economies of scale required to remain competitive in increasingly global markets.

In 1999-2000, there were 20,576 dairy farms in Canada. This represents a decrease of 985 farms from the previous dairy year. Approximately 81% of Canada's dairy farms are located in the Provinces of Québec and Ontario. The Western provinces and the Atlantic provinces account for 14% and 5% respectively.

The following table indicates the production volumes of selected dairy products manufactured in Canada in 2000.

Canadian Production Volumes of Selected Dairy Products in 2000 [1]
(in thousands)

Cheddar	134,829 kg	Yogurt	149,851 kg
Specialty cheeses [2]	193,596 kg	Milk powder	75,386 kg
Cottage cheese	22,723 kg	Concentrated milk	102,450 kg
Butter	76,852 kg	Fluid milk	2,706,964 litres
Ice cream and other ice cream products	497,599 litres	Cream	170,351 litres

(1) Source: Canadian Dairy Commission.
(2) Includes mozzarella (114,594 kg).

3.1.2 The United States Dairy Industry

Regulatory Environment

In the United States, the production of all food products is subject to extensive federal, state and local government regulations regarding the advertising, quality, packaging, labelling and safety.

All food plants are subject to regulation and inspection by agencies such as the Food and Drug Administration ("**FDA**") and the United States Department of Agriculture ("**USDA**"). Individual states may also enforce more stringent regulations regarding the manufacturing of food products. State and local government agencies work with the federal government to ensure the safety of food produced within their jurisdictions. Violations of federal, state and local regulations may result in seizure and condemnation of products, cease and desist orders, injunctions and monetary penalties. State and local government agencies also enforce environmental compliance.

Milk Supply

In the United States, there are two grades of milk: Grade A and Grade B. Grade A milk is produced under specific sanitary requirements and dairy producers must hold a Grade A shipping permit. Grade A milk accounts for 98% of the United States milk supply and is used for fluid as well as manufacturing purposes. Grade B milk represents 2% of the United States milk production, and it is used exclusively to manufacture butter, cheese and skim milk powder.

The following table presents the utilization of the United States milk production in 2000:

Utilization of United States Milk Production in 2000 [(1)]

Utilized as fluid milk and cream	33.1%
Manufactured into cheese	37.1%
Manufactured into creamery butter	13.6%
Manufactured into frozen dairy products	8.6%
Manufactured into evaporated and condensed milk	1.3%
Used on farms where produced	0.8%
Other uses	5.5%

(1) Source: USDA, Dairy Products 2000 Annual Report, published April 2001.

In most cases, milk marketed within the United States is priced according to its use. Milk prices are set monthly based on product price formulas. Price data used in the formulas is collected through surveys conducted by the USDA's National Agriculture Statistics Service. Milk used in fluid products is placed in Class I, the highest priced class. Milk used to produce ice cream, yogurt and other soft products is Class II. Milk used to manufacture cheese is Class III, and milk used to produce butter and milk powders is Class IV.

Wholesale pricing for the bulk of the United States cheese production is established by daily cash cheddar cheese trading on the Chicago Mercantile Exchange (CME). The last trade of the day establishes the market price for the day. If no trades occur, the market price is determined based on the bid and offer prices. Processors usually charge a premium over the CME price.

A dairy processing plant is not limited in terms of the quantity of milk it can receive and is free to negotiate its milk supply with whomever it chooses. Independent processors usually negotiate with local cooperatives or may procure milk directly from individual farms. Processors are charged a price which reflects the current month's milk price plus a negotiated handling charge.

United States dairy programs influence the production and marketing of milk and milk products through the operation of the Commodity Credit Corporation ("**CCC**"), a federal agency. CCC buys butter, non-fat dry milk and cheese at the following support prices:

- Butter @ US $0.8548 per pound;
- Cheddar Cheese 40 pound blocks @ US $1.1314 per pound;
- Nonfat dry milk powder @ US $0.9000 per pound.

Such products are sold or used either domestically or internationally in specific government programs. However, the CCC does not directly support dairy farmers, nor does it establish a target return for farmers.

International Trade (United States)

Imports. Another key component of the United States dairy program is import restrictions. Most United States cheese import quotas are country and product specific. Under the terms of the WTO Agreement on Agriculture, the United States agreed to import, at a lower tariff rate, approximately 141,991 metric tons of cheese in 2001. Tariffs for cheese in excess of the quota are prohibitive.

Entry for dairy products made with sheep, goat and buffalo milk do not require a license nor are they subject to a United States duty. The same is true for a few other products including Brie cheese.

Exports. The United States is not a significant exporter of dairy products. Its export activity accounted for US $987.8 million in 2000 and US $911.6 million in 1999.

Most export activity is conducted through the Dairy Export Incentive Program which allocates subsidized export volumes to specific countries thereby enabling exporters to bid for export assistance for dairy products destined to these countries.

United States Market

The USDA states that there were 395 cheese manufacturing plants in the United States in 2000, which produced 3.8 billion kilograms of cheese. Cheddar accounted for 34.3% of this amount, or 1.3 billion kg, while Italian cheeses totalled 1.5 billion kg, or 40.1%. Mozzarella alone added up to 1.2 billion kg, representing 79.6% of Italian cheeses and 31.9% of all cheeses produced in 2000.

3.1.3 Future Trends

The consolidation trend which began several years ago in both the American and Canadian dairy industries is, in the Company's opinion, set to continue. This evolving competitive environment will necessarily force regional processors to either adapt, sell or merge with other industry participants. Well-capitalized industry consolidators should take advantage of this consolidation trend to make strategic acquisitions.

Despite the failure, in December 1999, of the Seattle conference where the next round of WTO negotiations regarding agriculture were supposed to be held, representatives of the various governments met on March 23, 2000 to initiate discussions that should lead to new tariff and subsidy reductions in agricultural products during the coming years.

In light of the WTO's decision on Canada's dairy exports in 1999, the federal and provincial governments worked with industry stakeholders to devise a system that they claim is WTO compatible. Following the request by the United States and New Zealand to examine Canada's new system, the WTO established a committee which has until January 2002 to decide whether Canada's new system complies with the WTO's regulations. The outcome may not be determined at this time.

As long as Canada's supply management system remains in place, no significant growth can be achieved by Canadian dairy processors other than through acquisitions.

In the United States, plant quotas are non-existent. Accordingly, dairy processing companies are not limited to their existing milk reception volumes, but rather their expansion is a function of the market place's acceptance of their products.

3.2 Grocery Products Industry

Regulatory Environment

The regulation of the content, composition, labelling, packaging, marketing and distribution of all food products in Canada is a shared responsibility between the federal and the provincial governments. The grocery products industry is subject to stringent quality and labelling standards, including those of the *Food and Drugs Act* and of the *Consumer Packaging and Labelling Act.*

Canadian Retail Market

Over the recent years, Canada's retail market has changed with the increasing importance of non-supermarket channels of distribution such as mass merchandisers and warehouse clubs. This trend has resulted in significant consolidation within the supermarket channel where five national chains controlled more than 82% of all retail sales made through the supermarket channel in 2000.

The snack cake industry generates sales of approximately $525 million per year in Canada. This industry segment comprises among others, snack cakes, muffins, granola, cereal and fruit bars, fresh baked deserts business as well as marshmallow squares. Prepackaged snack cake products enjoy a 24.4% market share of all snack cake products sold in Canada. Of the prepackaged snack cake products total sales in Canada, approximately 62.6% and 26.5% are made in the provinces of Québec and Ontario, respectively.

ITEM 4 - DESCRIPTION OF THE BUSINESS

The Company operates its business through two sectors, the Dairy Products sector (which includes the Cheese division and the Fluid Milk division) and the Grocery Products sector. Through its two sectors, the Company operates 56 manufacturing facilities and employs over 7,800 employees.

The following table presents the relative importance of the Company's two sectors during fiscal 2001 as well as on a pro forma basis to better reflect the impact of the Dairyworld Acquisition:

	Sales by Sector			
	Pro forma year ended March 31, 2001 [(1)]		Year ended March 31, 2001	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Dairy Products sector				
Cheese division	2,209,042	67.1	1,772,125	82.0
Fluid Milk division	831,014	25.3	137,884	6.4
	3,040,056	92.4	1,910,009	88.4
Grocery Products sector	251,662	7.6	251,662	11.6
Total	3,291,718	100.0	2,161,671	100.0

(1) Takes into account the impact of sales by the businesses acquired pursuant to the Dairyworld Acquisition between February 5 and March 31, 2001 on an annualized basis.

Dairy Products Sector – Cheese division

Through its Cheese division, Saputo produces and markets mozzarella, cheddar as well as other specialty cheeses, butter and value-added by-products such as lactose and whey protein. In Canada, Saputo also distributes fine imported cheeses to specialty delis and a large assortment of other non-dairy products that complement its cheese distribution to restaurants, especially pizzerias. In fiscal 2001, the Cheese division represented approximately 67.1% of the Company's total sales (taking into account the impact of sales by the businesses acquired pursuant to the Dairyland Acquisition between February 5 and March 31, 2001, on an annualized basis) and 72.7% of the Dairy Products sector sales. Of the Company's total sales for the Cheese division in fiscal 2001, approximately 37.6% were made in Canada[2] and 62.4% were made in the United States. In the Cheese division, the Company operates 22 manufacturing facilities in Canada and 15 in the United States. On June 1, 2001, the Company had 3,751 full-time employees and 239 part-time employees working in the Cheese division.

Saputo has established itself as Canada's leading producer of cheese, with a share of approximately 35% of the Canadian cheese production, including the Dairyworld Acquisition, and also ranks as one of the leading natural cheese producers in the United States. In its Cheese division, Saputo services, through independent non-exclusive distributors and sales agents as well as through its own distribution network, three market segments: food service, retail and ingredient. With the Dairyworld Acquisition, the food service segment accounts for 36.1% of the Cheese division sales, the retail segment for 37.9% and the ingredient segment for 26.0%.

Dairy Products Sector – Fluid Milk division

Since the Dairyworld Acquisition, the Company also produces, markets and distributes fluid milk, cream products, sour cream, cottage cheese, yogurt, juices and other beverages which it sells mainly to the retail segment through its DSD (direct-store delivery) distribution network operated by Company-owned and independent distributors, as well as through an important home delivery network. The Fluid Milk division represents 25.3% of the Company's total pro forma sales. In this division, the Company operates 14

2 Including international sales made from Canada.

manufacturing facilities, all of which are located in Canada. On June 1, 2001, the Company had 1,775 full-time employees and 185 part-time employees working in the Fluid Milk division.

Grocery Products Sector

The Company produces, markets and distributes snack cakes, cookies, fine breads and soups in Canada. These products are sold almost exclusively in the Canadian retail market through a DSD distribution network as well as independent non-exclusive distributors. Saputo is the largest manufacturer of snack cakes and fine breads, as well as one of the most important cookie manufacturers in Canada. In this sector, the Company operates four manufacturing facilities in the Province of Québec and one in the Province of Ontario and employed, as of June 1, 2001, 1,779 full-time employees and 125 part-time employees.

Overall Profile

The Dairyworld Acquisition changed the Company's overall profile by increasing the level of sales made in Canada and in the different market segments. The following tables present the segmentation of total Company sales by region and by market segment for the last two fiscal years and on a pro forma basis, to better reflect the impact of the Dairyworld Acquisition on the Company's sales segmentation:

Total Company Sales – Geographic Segmentation

	Pro forma year ended March 31, 2001[1]		Year ended March 31, 2001		Year ended March 31, 2000	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales	Sales ($000)	% of total sales
United States	1,106,039	33.6	1,106,039	51.2	1,186,136	63.7
Canada[2]	2,185,679	66.4	1,055,632	48.8	674,742	36.3
Total	3,291,718	100.0	2,161,671	100.0	1,860,878	100.0

(1) Takes into account the impact of sales by the businesses acquired pursuant to the Dairyworld Acquisition from February 5 to March 31, 2001, on an annualized basis.
(2) Includes international sales made from Canada.

Total Company Sales – Market Segmentation

	Pro forma year ended March 31, 2001[1]		Year ended March 31, 2001		Year ended March 31, 2000 [2]	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Dairy Products Sector						
Cheese Division						
Food Service........	796,956	24.2	694,206	32.1	759,821	40.8
Retail....................	838,035	25.5	568,966	26.3	452,798	24.3
Ingredient.............	574,051	17.4	508,953	23.6	501,983	27.0
Sub-Total	2,209,042	67.1	1,772,125	82.0	1,714,602	92.1
Fluid Milk Division[3]	831,014	25.3	137,884	6.4	—	—
Grocery Products Sector[3]	251,662	7.6	251,662	11.6	146,276	7.9
Total	3,291,718	100.0	2,161,671	100.0	1,860,878	100.0

(1) Takes into account the impact of sales by the businesses acquired pursuant to the Dairyworld Acquisition from February 5 to March 31, 2001, on an annualized basis.
(2) Fluid milk sales of a nominal amount are included in the Cheese division sales for the March 31, 2000 year end.
(3) The Fluid Milk division products and the grocery products are mainly sold in the retail market segment.

As the Company's sectors are completely different, the description of the Company's business will be divided in two sections, (i) the Dairy Products sector, segregated into the Cheese division and the Fluid Milk division, and (ii) the Grocery Products sector.

4.1 Dairy products sector

The following table shows, for the Dairy Products sector, the segmentation of sales by product category for the last two fiscal years as well as on a pro forma basis to better reflect the impact of the Dairyworld Acquisition:

Dairy Products Sector – Sales – Product Category Segmentation

	Pro forma year ended March 31, 2001[1]		Year ended March 31, 2001		Year ended March 31, 2000[2]	
	Sales ($ 000)	% of total sales	Sales ($.000)	% of total sales	Sales ($.000)	% of total sales
Cheese	1,922,886	63.3	1,568,058	82.1	1,536,070	89.6
Fluid milk, cream, cottage cheese, yogurt, dairy mixes, juices, and frozen novelties	831,014	27.3	137,884	7.2	—	—
By-products, sweetened condensed milk, powdered and evaporated milk, butter and non-dairy products	286,156	9.4	204,067	10.7	178,532	10.4
Total	3,040,056	100.0	1,910,009	100.0	1,714,602	100.0

(1) Takes into account the impact of sales by the businesses acquired pursuant to the Dairyworld Acquisition from February 5 to March 31, 2001, on an annualized basis.

(2) Fluid milk sales of a nominal amount are included in the Cheese division sales for the March 31, 2000 year end.

4.1.1 Products

4.1.1.1 Cheese division

In Canada, Saputo produces and markets nationally a wide variety of quality cheeses including mozzarella and cheddar, speciality cheeses such as ricotta, provolone, parmesan and feta, European cheeses such as havarti, brie and camembert, other firm cheeses including brick, colby, farmer, munster and monterey jack, as well as process cheeses. Saputo's cheese products are sold under various brand names, such as *Saputo, Stella, Bari, Caron, Cayer, Armstrong, Dari-Fresh* and *Faith Farms*. Saputo also sells its cheese products under private labels and produces butter, powdered milk and evaporated milk as well as a number of by-products derived from its cheese production, including lactose and whey protein. The Company's distribution network distributes fine imported cheeses to specialty delis and a large assortment of third party manufactured non-dairy products that complement its cheese distribution to the pizzerias in the food service industry.

In the United States, Saputo produces a broad line of mozzarella, specialty cheese and imitation cheese products which are sold under various brand names such as *Stella, Frigo, Cheese Heads, Dragone* and *Lorraine*, as well as under private label. The Company also produces sweetened condensed milk as well as whey protein concentrates and ingredient blends which are derived from its cheese production.

4.1.1.2 Fluid Milk division

With the Dairyworld Acquisition, Saputo has become one of the three largest fresh milk processors in Canada, with an estimated 20% share of the Canadian market. Fluid milk is sold under the *Dairyland* brand in Western Canada, the *Baxter* brand in Eastern Canada and the *Regal* brand in Quebec (through its interest in Crémerie des Trois-Rivières). Saputo also produces and markets cream, sour cream and cottage cheese under the *Dairyland* and *Baxter* brands and specialty milk under the brand names *Pure'n Fresh Microfiltered Milk, Pure'n Fresh Calcium Extra, Milk 2 Go, Acidophilus Bifidus Milk* and *Lactaid.* In addition to its dairy products line, Saputo also produces and distributes other refrigerated products, including its own brand of juices as well as other products under license from third parties.

4.1.2 Production

Milk Sourcing

Due to the regulated nature of the Canadian dairy industry, Saputo sources its milk in Canada from the Fédération des producteurs de lait du Québec, the Dairy Farmers of Ontario, the Manitoba Milk Producers, and from Agrifoods in the three Western Canadian provinces. In the Maritimes, milk is purchased from the Milk Marketing Board in New Brunswick and from contracted farmers in Nova Scotia. In the United States, Saputo sources its milk primarily from cooperatives pursuant to contracts.

Facilities

In the Dairy Products sector, the Company operates a total of 51 manufacturing facilities, 36 of which are located in Canada and 15 in the United States. All of the manufacturing facilities operated in the United States relate to the Cheese division while in Canada, 22 facilities relate to the Cheese division and 14 to the Fluid Milk division. In Canada, the Company owns all of its plants with the exception of the facilities located in Edmonton, Alberta, and Annacis Island, British Columbia. The Company has entered into an agreement to acquire by July 15, 2001 the Edmonton facility, which is presently leased. In the United States, except for the facility located on Rolling Meadows Drive in Fond du Lac, Wisconsin, all of the facilities are owned by the Company.

Canada. The Company operates twenty facilities in Western Canada, of which eleven operate in the Cheese division and nine in the Fluid Milk division. These facilities have the overall weekly capacity to process approximately 36 million litres of milk into cheese, fluid milk and other related dairy products and to produce processed cheese.

In Ontario, the Company operates six facilities, with an overall weekly capacity to process approximately 9.5 million litres of milk into cheese or fluid milk. Five of these facilities are used in the Cheese division while the other operates in the Fluid Milk division.

Of the Company's ten facilities in Quebec and Eastern Canada, six form part of the Cheese division and the remaining four are in the Fluid Milk division. The Company has an overall weekly capacity to process approximately 16 million litres of milk into cheese, fluid milk and other related dairy products as well as liquid whey in these facilities.

United States. In the American Northeast, the Company operates two plants with an overall weekly capacity to process approximately 5.2 million litres of milk into cheese. The Company also operates eleven facilities in the Midwest, with a total overall weekly capacity to process approximately 33.5 million litres of

milk into cheese and related dairy products and to produce 630,000 lbs of canned milk powders. Finally, the Company operates two facilities in the Western United States, which have a combined weekly capacity to process approximately 9.6 million litres of milk into cheese. All of the U.S. facilities operate in the Cheese division.

Net Capital Expenditures

Management believes that the Company has adequate dairy manufacturing capacity to meet current and near term demand for its products. It is Saputo's intention to continue to expand and modernize its plants, with investments being focused on equipment and processes designed to increase output per litre of milk. More specifically, during the last five fiscal years, Saputo incurred $179.7 million in net capital expenditures. In fiscal 2001, the Company spent $9.8 million on its Canadian dairy operations and $30.9 million on its United States operations. During the last five fiscal years, the previous owners have spent $144.3 million in net capital expenditure on the Dairyworld operations. In fiscal 2002, Saputo intends to incur net capital expenditures of approximately $26.3 million for its Canadian dairy operations and $21.3 million for its United States dairy operations to enhance the efficiency of its plants. The foregoing amounts do not take into account additional expenditures which may become required following the establishment of the integration plans relating to the operations recently acquired through the Dairyworld Acquisition.

Environment

The Company's operations are subject to various federal, provincial, state and local government laws and regulations relating to the protection of the environment. Compliance with these laws and regulations requires the Company to incur expenses and to monitor its operations on an ongoing basis. The Company believes that its operations are in compliance in all material respects with currently applicable environmental laws and regulations except for the issues discussed below. It is the Company's intention to comply with all applicable environmental laws and regulations.

On February 21, 2001, the municipal authority sent a notice to the Grocery Products facility located in Montreal requesting the Company to complete its application for a wastewater discharge permit by July 1, 2001. The Company expects to complete the application within the required delay and does not anticipate any problems in obtaining same.

None of the Grocery Products facilities located in Saint-Lambert, Sainte-Marie and Sainte-Martine has the required environmental certificates of authorization to operate. The Company is presently establishing an action plan with respect to these facilities and expects to file all requests to obtain such permits and authorizations in the course of this fiscal year. Saputo does not anticipate any problems in obtaining same.

The Saint-Raymond facility does not have the required certificate of authorization for its current operations. The Company has filed with the authority a request to obtain a certificate of authorization and does not anticipate any problems in obtaining same.

Certain of the recently acquired Dairyworld facilities have minor contamination issues. At the Calgary dairy plant, the Company, with the concurrence of provincial authorities, is undertaking remediation activities in respect of petroleum contaminated groundwater. At the Harrowsmith, Bashaw and Yorkton facilities, discrete areas of minor petroleum contamination in the soil and/or groundwater have been identified and the Company is considering its options and plans to take appropriate measures in this regard.

Effluent from the Winkler facility is not in compliance with the Town of Winkler's current sewer use by-law. The Company has been paying fines and penalties to the Town to allow the facility to discharge

overstrength effluent into the Town's wastewater treatment system. In May 2001, the Town notified the Company that it will no longer accept overstrength effluent from the facility. The Company is currently negotiating with the Town to resolve this issue and has proposed to fund a portion of the costs (capital and operating) required by the Town to upgrade its treatment system.

Some groundwater quality monitoring wells at the Almena and Lena facilities have shown levels of chloride exceeding the permitted concentration which are the result of past historical practices. The Company continues to monitor the groundwater situation to assess the natural attenuation process.

The Tulare facility has been exceeding its effluent discharge permit limits issued by the City of Tulare and is considered to be in violation with municipal wastewater discharge by-law. During fiscal 2002, the Company will be implementing reduction at source initiatives and expects to improve wastewater quality.

One of the six groundwater quality monitoring wells located at the Kent facility shows levels of chloride in excess of the level permitted in the State of Illinois. The Company closed this facility on April 1, 1999 and is discussing with authorities means to close out the monitoring wells permanently.

On October 20, 1999, the Peru facility received a notice of violation relating to the quality of its wastewater effluent discharge. The Company responded to the authority and has since been implementing various actions, including reduction at source, to improve its wastewater quality. An evaluation of different treatment equipment has been completed and the installation of a pre-treatment system will be done within the next fiscal year.

During fiscal 2001, approximately $3 million were spent to comply with existing environmental laws and regulations and improve plant efficiency to reduce wastewater loadings, to update or remove underground storage tanks, and to improve wastewater systems at a number of its facilities in Canada and the United States. Management estimates that similar expenditures will amount to $5 million during fiscal 2002.

Management believes that compliance with currently applicable environmental protection requirements will not have a material effect on the Company's earnings or competitive position during fiscal 2002. Any new environmental laws or regulations could have a material adverse effect on the financial position of the Company and could require significant additional expenditures to achieve or maintain compliance.

4.1.3 Markets

Geographic Segmentation

The Company sells its products in Canada and the United States. The following table presents, for the Dairy Products sector, the geographic segmentation of sales during the last two fiscal years and on a pro forma basis to better reflect the impact of the Dairyworld Acquisition:

Dairy Products Sector – Sales – Geographic Segmentation

	Pro Forma Year ended March 31, 2001[1]		Year ended March 31, 2001		Year ended March 31, 2000	
	Sales ($000)	% of total sales	Sales ($.000)	% of total sales	Sales ($.000)	% of total sales
United States	1,106,039	36.4	1,106,039	57.9	1,186,136	69.2
Canada[2]	1,934,017	63.6	803,970	42.1	528,466	30.8
Total	3,040,056	100.0	1,910,009	100.0	1,714,602	100.0

(1) Takes into account the impact of sales by the businesses acquired pursuant to the Dairyworld Acquisition from February 5 to March 31, 2001, on an annualized basis.

(2) Includes international sales made from Canada.

Canada. Saputo is Canada's leading producer of cheese with a share of approximately 35% of the Canadian cheese production. Saputo sells its products to the food service, retail and ingredient market segments. In Canada, the Company also distributes fine imported cheeses to specialty delis and provides independent pizzerias with numerous food and non-food products sourced from third-party manufacturers that are complementary to the sale of its cheeses to such clients. Since the Dairyworld Acquisition, the Company has become one of the three largest fresh milk processors in Canada with an estimated 20% share of the Canadian market. Saputo also sells, through its Canadian operations, cheese, lactose and whey protein to a vast array of clients in Europe, South America, Asia and Africa.

United States. The Company competes in the United States natural cheese industry, by selling branded and private label products to retail, ingredient and food service customers.

Clientele

Within the Cheese division, the Company services three market segments: food service, retail and ingredient. Within the Fluid Milk division, the Company operates in Canada and sells its products mostly in the retail market segment.

The following table illustrates, for the Dairy Products sector, the segmentation of sales by market segment for each of the last two fiscal years years and on a pro forma basis to better reflect the impact of the Dairyworld Acquisition:

Dairy Products Sector – Sales – Market Segmentation

	Pro Forma Year ended March 31, 2001(1)		Year ended March 31, 2001		Year ended March 31, 2000 (2)	
	Sales ($000)	% of total sales	Sales ($.000)	% of total sales	Sales ($.000)	% of total sales
Cheese Division						
Food Service	796,956	26.2	694,206	36.3	759,821	44.3
Retail	838,035	27.6	568,966	29.8	452,798	26.4
Ingredient	574,051	18.9	508,953	26.7	501,983	29.3
Sub-Total	2,209,042	72.7	1,772,125	92.8	1,714,602	100.0
Fluid Milk Division(3)	831,014	27.3	137,884	7.2	—	—
Total	3,040,056	100.0	1,910,009	100.0	1,714,602	100.0

(1) Takes into account the impact of sales by the businesses acquired pursuant to the Dairyworld Acquisition from February 5 to March 31, 2001, on an annualized basis.

(2) Fluid milk sales of a nominal amount are included in the Cheese division sales for the March 31, 2000 year end.

(3) The fluid milk products are mainly sold in the retail market segment.

Cheese Division

Food service. Food service customers principally include distributors, restaurants (corporate restaurant chains, franchisees and individually-owned) and hotels. Saputo provides its food service customers with branded and private label dairy products. In the case of independent pizzerias in Canada, Saputo also provides these clients with non-dairy products manufactured by third parties through its own distribution network. With the Dairyworld Acquisition, Saputo also produces soft-serve dairy mixes for quick service restaurant chains and holds an important market share of volume processed in this category in Canada. No food service customer represented more than five percent of total consolidated sales during each of fiscal 2001 and 2000.

Retail. Saputo sells both branded and private label products to its retail customers which include supermarket chains, independent retailers, warehouse clubs and specialty cheese boutiques. In fiscal 2001, approximately 80% of Saputo's retail sales were in branded products with the remainder being private label. Saputo's retail grocery products are sold in the dairy case and deli cheese counter sections of stores. In Canada, Saputo also provides its retail customers with European cheeses and imported cheeses. The acquisition of Fromages Caron Inc. in 1996, of Groupe Cayer-JCB Inc. in February 2000, and the Dairyworld Acquisition in 2001, have enhanced the Company's presence in the retail market segment. No retail customer represented more than five percent of total consolidated sales during each of fiscal 2001 and 2000.

Ingredient. Ingredient clients include processors who use the Company's products as an ingredient in the preparation of other food items. The Company supplies cheese to a majority of Canadian frozen pizza manufacturers as well as to processors of frozen entrées and supplies many important food manufacturers in the United States. Consistent with the trend of increased home-meal replacements, Saputo continues to seek opportunities in this market segment. To support this effort, Saputo's technical experts work with customers to develop new products customized to their needs. No ingredient customer represented more than five percent of total consolidated sales during each of fiscal 2001 and 2000.

Fluid Milk Division

Saputo's fluid milk products are mainly sold in the retail market segment. Through the Dairyworld Acquisition, Saputo has inherited strong relationships with the majority of the large national and regional grocery retailers in Canada for its Fluid Milk division. The Canadian retail segment is mainly comprised of the grocery channel, which represents approximately 75% of fluid milk and related products sold to consumers. The top ten customers in the Fluid Milk division account for approximately 62% of the sales of this division.

4.1.4 Distribution

4.1.4.1 Cheese division

In Canada, sales are made through direct shipments to certain large food service, retail and ingredient customers as well as to national and regional third party distributors. Saputo has also developed a nation-wide distribution network for its cheese operations which is targeted at serving a clientele comprised of independent pizzerias and retail deli customers. This network is comprised of 15 distribution centers located across Canada. Saputo believes that its distribution network is the cornerstone of its market penetration in these markets as its weekly personalized service constitutes an advantage against competing cheese manufacturers.

In the United States, sales are made through direct shipments to certain large food service, retail and ingredient customers as well as to national and regional third party distributors.

4.1.4.2 Fluid Milk division

With respect to its fluid milk operations, Saputo inherited from the Dairyworld Acquisition a comprehensive DSD network in all Canadian provinces other than Quebec and Newfoundland. The DSD network covers major retailers, mass merchandisers, convenience store chains, food service organizations and individual retailers. Saputo also operates one of the largest home delivery networks for milk and other food products in Canada, with over 60,000 accounts.

The Company's Canadian distribution network for the Fluid Milk division is comprised of 545 distribution routes and 14 warehouses.

4.1.5 Competition

4.1.5.1 Cheese division

Canada. In the Cheese division in Canada, the Company competes mainly with Agropur coopérative agro-alimentaire ("**Agropur**"), Parmalat Canada Inc. ("**Parmalat**"), Kraft General Foods Canada Inc. (through the production volumes of Agropur) and National Cheese Co. Ltd. Saputo has established itself as Canada's leading producer of cheese with a share of approximately 35% of the Canadian cheese production, including the Dairyworld Acquisition.

United States. In the United States, the Company competes on a national basis with regional and national competitors including Belgioioso Cheese Inc., Con Agra Dairy Foods (formerly known as Beatrice), Dairy Farmers of America, Kraft Foods, Inc., Lactalis USA, Inc. (Sorrento), Land O'Lakes, Inc. and LePrino Foods Company.

4.1.5.2 Fluid Milk division

Saputo holds an estimated 20% share of the Canadian market for fluid milk which ranks it among the top three largest fresh milk processors, all of which hold similar market shares. The Company faces very broad competition in most product categories, with specific competitors varying widely by region. Among the Company's largest competitors are Agropur and Parmalat. Other competitors include co-operatives in British Columbia and Atlantic Canada.

4.1.6 Employee Relations

As at June 1, 2001, the Company's Dairy Products sector had 3,752 full-time employees and 378 part-time employees in Canada and 1,774 full-time and 46 part-time employees in the United States.

Before the Dairyworld Acquisition, all of the Company's Canadian plants and distribution centres were non-unionized, except for the Trois-Rivières facility. Since the Dairyworld Acquisition, approximately 35% of the Canadian Dairy Products sector work force is unionized. In the United States, approximately 36% of the Dairy Products sector work force is unionized.

The Company presently does not foresee any labour unrest in connection with the renewal of the agreements expiring in fiscal 2002. All agreements that expired in fiscal 2001 were either renewed upon satisfactory terms or continue to govern during ongoing negotiations, which are expected to result in satisfactory renewals. The Company has good employee relations both in Canada and in the United States. The loyalty and dedication of its employees are key elements in the Company's performance. In Management's opinion, this is the direct result of the family culture that has permeated the entire Company.

4.2 Grocery Products Sector

The Company operates this sector since the Culinar Acquisition, which was completed on September 15, 1999. The following provides an overview of the products, production facilities, markets, competition and employee relations for the Grocery Products sector.

4.2.1 Products

The Company produces and markets four categories of products, being snack cakes, cookies, fine breads and soups. These products are sold almost exclusively in the Canadian retail market. Within this sector, the Company manufactures snack cakes, muffin bars, flakies and tarts. Saputo occupies a predominant position in the snack cake market in Canada and its products are sold under the *Vachon* and *Hostess* umbrella brands which carry recognized brand names such as *Ah Caramel!, Hop & Go, Jos Louis, May West, Passion Flakie* and others. The Company also manufactures a variety of cookies which are sold under the *Viau-McCormick* umbrella brand which carries recognized brand names such as *Normandie, Viva Puffs, Wagon Wheels, Whippet, Imagine* and others; as well as rusks, croutons, melba toasts, bread sticks, crisp breads and snack breads that are sold under recognized brand names such as *Grissol* and *Li'l Craving;* and a variety of soups and stock mixes which are sold under the *Loney's* brand.

4.2.2 Production

Facilities

Saputo operates four manufacturing facilities in Quebec within the Grocery Products sector, all of which are owned by the Company, and one in Ontario which is leased. These facilities have a combined total weekly capacity of 1,951,000 kg.

Net Capital Expenditures

During fiscal 2001 and 2000, the Company incurred $2.2 million and $3.1 million in capital expenditures, respectively. During the four years prior to the acquisition, the prior owners had spent an aggregate of approximately $43.8 million in net capital expenditures on existing facilities. In fiscal 2002, the Company expects to incur net capital expenditures of approximately $4.3 million to enhance the efficiency of its Grocery Products sector.

Environment

For a discussion of environmental matters relating to the Grocery Products sector, reference is made to the section entitled "**Dairy Products Sector – Production – Environment**".

4.2.3 Markets and distribution

The Company is the largest manufacturer of snack cakes and fine breads as well as one of the most important cookie manufacturers in Canada. Saputo sells its products almost exclusively in the Canadian retail market, including a significant portion through the supermarket channel. In fiscal 2001, 95.2% of the Company's sales for this sector were in branded products, with the remainder being private label and ingredient. The Company's products are distributed mainly through its DSD grocery distribution network.

4.2.4 Competition

In the snack cakes category, the Company competes with regional manufacturers which enjoy significantly smaller market shares than Saputo. In the Province of Québec, the Company's main competitors are Pâtisserie Chevalier Inc. and Pâtisserie Jean-Claude Fortin Inc. In Ontario and Western Canada, the principal competitors are Oakrun Farm Bakery Ltd. and McSweeney's Plus Distribution Ltd., respectively.

4.2.5 Employee Relations

As at June 1, 2001, the Grocery Products sector had 1,779 full time employees and 125 part time employees, approximately 75% of which were unionized. None of the collective agreements relating to the employees in this sector expires in fiscal 2002.

ITEM 5 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Selected Consolidated Financial Information for the Last Five Fiscal Years

	Years ended March 31				
	2001 (1)	2000	1999	1998 (2)	1997 (3)
	(audited) (in thousands of dollars, except per share amounts)				
Statement of earnings data					
Revenue	2,161,671	1,860,878	1,915,637	817,255	450,512
Cost of sales, selling and administrative expenses	1,890,697	1,623,933	1,724,550	721,828	378,845
EBITDA (4)	270,974	236,945	191,087	95,427	71,667
EBITDA margin	12.5%	12.7%	10.0%	11.7%	15.9%
Depreciation of fixed assets	51,763	37,785	27,051	13,068	7,383
Operating income	219,211	199,160	164,036	82,359	64,284
Interest on long-term debt	40,703	34,184	28,589	8,435	–
Other interest, net of interest income	(1,184)	3,397	5,307	491	231
Earnings before income taxes and amortization of goodwill	179,692	161,579	130,140	73,433	64,053
Income taxes	55,607	51,386	43,170	25,053	22,642
Earnings before amortization of goodwill	124,085	110,193	86,970	48,380	41,411
Amortization of goodwill	13,844	10,125	7,877	2,635	413
Net earnings	110,241	100,068	79,093	45,745	40,998
Net margin	5.1%	5.4%	4.1%	5.6%	9.1%
Earnings per share (5)	2.15	2.00	1.63	1.23	1.37
Diluted earnings per share (6)	2.14	1.99	1.62	1.22	
Balance sheet data					
Total assets	2,012,979	1,411,002	1,072,049	896,662	175,767
Long-term debt (excluding current portion)	700,821	461,353	328,639	330,271	–
Dividends per share (7)	0.36	0.24	0.24	0.05 (8)	
Shareholders' equity	747,901	628,894	449,993	369,893	114,190
Statement of cash flow data					
Cash generated by operations (9)	190,090	176,047	128,334	63,972	49,114
Net additions to fixed assets	42,934	53,115	62,624	22,107	4,242

(1) Includes the results of Dairyworld from February 5, 2001 to March 31, 2001.
(2) Includes the results of Stella from December 6, 1997 to March 31, 1998.
(3) Certain amounts for periods prior to the Company's Initial Public Offering are omitted as such information would be based upon assumptions that would make it irrelevant.
(4) Earnings before interest, income taxes, depreciation and amortization.
(5) Earnings per share have been calculated using the weighted average number of Common Shares outstanding during the year.
(6) Diluted earnings per share have been calculated using the sum of the weighted average number of outstanding Common Shares during the year ended March 31 as well as the number of potentially dilutive shares under options granted pursuant to the Company's Stock Option Plan.
(7) The amounts of dividends per share for the year ended March 31, 1997 have been omitted as they are not indicative of future dividends as a result of the amount of dividends paid and the number of shares then outstanding.
(8) The amount of $0.05 per share represents the quarterly dividend declared and paid on March 6, 1998 for the period from October 15, 1997 to December 31, 1997 in accordance with the Company's dividend policy. See "Dividend Policy".
(9) Before changes in non-cash operating working capital items.
(10) For information on each of the Dairy Products sector and the Grocery Products sector, reference is made to page 42 and page 43 of the 2001 Annual Report of Saputo, which information is incorporated herein by reference.

5.2 Selected Consolidated Quarterly Financial Information

	Three-month periods ended							
	Fiscal 2001				Fiscal 2000			
	March 31 [1]	December 31	September 30	June 30	March 31	December 31	September 30	June 30
	(unaudited) (in thousands of dollars, except per share amounts)							
Revenue	688,079	490,135	503,508	479,949	453,525	497,391	495,031	414,931
Cost of sales, selling and administrative expenses	608,495	432,534	436,478	413,190	387,917	431,824	439,428	364,764
EBITDA [2]	79,584	57,601	67,030	66,759	65,608	65,567	55,603	50,167
EBITDA margin	11.6%	11.8%	13.3%	13.9%	14.5%	13.2%	11.2%	12.1%
Depreciation of fixed assets	15,359	11,960	12,052	12,392	10,229	10,777	8,779	8,000
Operating income	64,225	45,641	54,978	54,367	55,379	54,790	46,824	42,167
Interest on long-term debt	12,117	9,233	9,446	9,907	11,411	9,800	6,655	6,318
Other interest, net of interest income	(173)	(680)	(274)	(57)	(565)	861	1,584	1,517
Earnings before income taxes and amortization of goodwill	52,281	37,088	45,806	44,517	44,533	44,129	38,585	34,332
Income taxes	15,571	11,480	14,529	14,027	12,549	14,695	12,766	11,376
Earnings before amortization of goodwill	36,710	25,608	31,277	30,490	31,984	29,434	25,819	22,956
Amortization of goodwill	4,252	3,235	3,177	3,180	3,049	3,137	2,109	1,830
Net earnings	32,458	22,373	28,100	27,310	28,935	26,297	23,710	21,126
Net margin	4.7%	4.6%	5.6%	5.7%	6.4%	5.3%	4.8%	5.1%
Earnings per share [3]	0.63	0.44	0.55	0.53	0.57	0.51	0.49	0.43

(1) Includes the results of Dairyworld from February 5, 2001 to March 31, 2001.
(2) Earnings before interest, income taxes, depreciation and amortization.
(3) Earnings per share for each quarter have been calculated using the weighted average number of Common Shares outstanding during the quarter.

ITEM 6 - DIVIDEND POLICY

Saputo has a policy of declaring quarterly cash dividends on the Common Shares. In fiscal 2001, the Company's dividend policy was reviewed by the Board of Directors and the dividend of $0.06 per share, representing a yearly dividend of $0.24 per share, was increased on August 2, 2000 to $0.09 per share, representing a yearly dividend of $0.36 per share. The balance of the Company's earnings are reinvested to finance the growth of its business. The Company's dividend policy will be reviewed from time to time by the Board of Directors and will depend on Saputo's financial condition, results of operations, capital requirements and such other factors as the Board of Directors, in its sole discretion, deems relevant.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS

A discussion and analysis by management of the financial condition and results of operations of the Company for the fiscal year ended March 31, 2001 is presented under the section "Management's Discussion and Analysis" on pages 21 to 26 of the 2001 Annual Report of Saputo, which section is incorporated herein by reference. To complete Management's discussion and analysis, reference is made to the Consolidated Financial Statements of Saputo for the fiscal year ended March 31, 2001, and the Notes thereto appearing on pages 28 to 43 of the 2001 Annual Report of Saputo, which Consolidated Financial Statements and Notes are also incorporated herein by reference.

ITEM 8 - MARKET FOR SECURITIES

The Common Shares of Saputo are listed on The Toronto Stock Exchange under the stock market symbol "SAP".

ITEM 9 - DIRECTORS AND OFFICERS

9.1 Directors

The following table sets forth, for each director, his name and municipality of residence, the year in which he first became a director, the principal occupation of each director and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised as at June 1, 2001. Directors are elected until the next annual meeting of shareholders or, in the case of a vacancy or resignation, until a successor is elected or appointed.

Name and municipality of residence	Director since	Principal occupation	Common Shares beneficially owned or over which control or direction was exercised
EMANUELE (LINO) SAPUTO [2] Senneville, Québec	1992	Chairman of the Board and Chief Executive Officer of the Company	33,800,037 [1]
ANDRÉ BÉRARD [2] Verdun, Québec	1997	Chairman of the Board and Chief Executive Officer of a Canadian Chartered Bank	2,500
CLAUDE BLANCHET [3] Île Bizard, Québec	2000	Chairman of the Board, President and Chief Executive Officer of Société générale de financement du Québec	--
PIERRE BOURGIE [2] Outremont, Québec	1997	President and Chief Executive Officer of Société Financière Bourgie Inc. (a holding company)	230,000
CATERINA MONTICCIOLO, CA [3] Laval, Québec	1997	Controller of Placements Vigica Inc. (a holding company)	59,500
LINO A. SAPUTO, JR. Westmount, Québec	2001	Executive Vice-President, Operations of the Company	16,588
PATRICIA SAPUTO, CA, FP [3] Laval, Québec	1999	President of Pasa Holdings Inc. (a holding company)	8,600
LOUIS A. TANGUAY [3] Laval, Québec	1997	President and Chief Executive Officer of Bell Canada International	2,000

(1) The shares are held by Jolina Capital Inc. and Gestion Jolina Inc., both of which are holding companies controlled by Mr. Emanuele (Lino) Saputo, and by other holding companies owned and controlled by his brothers and sisters and their families, which have granted to Gestion Jolina Inc. a power of attorney to vote all of the Common Shares held by them at the time of the Company's Initial Public Offering.

(2) Members of the Corporate Governance and Human Resources Committee.

(3) Members of the Audit Committee.

During the last five years, all of the above directors have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their name or with related or affiliated companies, except for: Mr. Claude Blanchet, who, prior to April 1997, was President – General Manager of Fonds de solidarité des travailleurs du Québec (FTQ); Mr. Pierre Bourgie who, prior to January 1997, was President and Chief Executive Officer of Urgel Bourgie Inc. (funeral services); Ms. Caterina Monticciolo who, from January 1995 to October 1996, was a financial analyst with the Company and prior thereto was an accountant with Deloitte & Touche (an accounting firm); Mr. Lino A. Saputo, Jr. who, from January 1, 2000 to January 15, 2001, was Assistant to the President of Uniforêt Inc. (a lumber company); and Ms. Patricia Saputo who, prior to July 1998, was a Senior Tax Manager with Deloitte & Touche.

Information as to shares beneficially owned by each director, or over which each exercised control or direction, as at June 1, 2001, has been furnished by the directors individually as such information is not within the knowledge of the Company.

9.2 Executive Officers

The following table sets forth the name, municipality of residence and position with the Company of each person who is an executive officer of the Company as of the date hereof:

Name and municipality of residence	Position
Emanuele (Lino) Saputo Senneville, Québec	Chairman of the Board and Chief Executive Officer
Louis-Philippe Carrière, CA Lorraine, Québec	Executive Vice-President, Finance and Administration and Secretary
Dino Dello Sbarba Rosemère, Québec	Executive Vice-President, Sales, Marketing and Logistics
Pierre Leroux Boucherville, Québec	Executive Vice-President, Human Resources and Quality Assurance
Lino A. Saputo, Jr. Westmount, Québec	Executive Vice-President, Operations
Randy Williamson Surrey, British Columbia	Executive Vice-President and Chief Operating Officer, Milk Division

During the last five years, all of the above executive officers have held the principal occupation indicated above or other executive capacities with the Company, except for Lino A. Saputo, Jr. who, from January 1, 2000 to January 15, 2001, was Assistant to the President of Uniforêt Inc. (a lumber company) and Randy Williamson who, between 1998 and the completion of the Dairyworld Acquisition, was Chief Operating Officer of Dairyworld, and prior to 1998 was Senior Vice-President, Operations of Dairyworld.

As at June 1, 2001, the directors and executive officers of Saputo, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 34,130,215 Common Shares, representing approximately 66.5% of the outstanding Common Shares of the Company. Additional information concerning the share holdings of directors is contained in the section entitled "Election of Directors" appearing on page 3 of the Company's Management Proxy Circular dated June 5, 2001, which information is incorporated herein by reference.

ITEM 10 – ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Saputo's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in Saputo's Information Circular for Solicitation of Proxies dated June 5, 2001. Additional financial information is included in the Consolidated Financial Statements of Saputo and Notes thereto for the fiscal year ended March 31, 2001. Copies of these documents may be obtained upon request from the Secretary of Saputo, at its head office, 6869 Metropolitain Boulevard East, Saint-Léonard, Québec, H1P 1X8, Telephone: (514) 328-6662.

In addition, when the securities of Saputo are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed, the following documents may be obtained free of charge from the Secretary of the Company:

(i) one copy of the Annual Information Form, together with one copy of any documents or portion thereof incorporated by reference therein;

(ii) one copy of the comparative financial statements of Saputo for its most recently completed fiscal year together with the report of the auditors thereon and one copy of any interim financial statements of Saputo subsequent to the financial statements for its most recently completed fiscal year;

(iii) one copy of Saputo's Information Circular for Solicitation of Proxies for its most recent annual meeting of shareholders which involved the election of directors; and

(iv) one copy of any other documents that are incorporated by reference in the preliminary short form prospectus or the short form prospectus.

At any other time, one copy of the documents referred to in subparagraphs (i) (ii) and (iii) above will be provided free of charge upon request to the Secretary.

* * *

QUEBECOR MERRILL
CANADA IN
Printed in Canada



SAPUTO INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of the holders of common shares of SAPUTO INC. will be held in the Laval room of the Hotel Sheraton Laval, 2440 autoroute des Laurentides, Laval, Québec, on August 7, 2002 at 11:00 a.m. (local time) for the following purposes:

(1) to receive the consolidated balance sheet, the consolidated statement of earnings and retained earnings and the consolidated statement of cash flows for the year ended March 31, 2002 and the auditors' report relating thereto;

(2) to elect directors for the ensuing year;

(3) to appoint auditors for the ensuing year and authorize the directors to fix their remuneration;

(4) to approve, ratify and confirm the proposed amendments to the General By-Laws of the Company; and

(5) to transact such other business as may properly come before the meeting and any adjournment thereof.

The management proxy circular for the meeting is appended to this Notice. A copy of the annual report to shareholders and a form of proxy for the meeting are also enclosed with this Notice.

Saint-Léonard, Québec, June 4, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Louis-Philippe Carrière, CA
Executive Vice-President,
Finance and Administration and Secretary

Holders of common shares may exercise their rights by attending the meeting or by completing a form of proxy. The holders of common shares who will be unable to attend the meeting in person are kindly asked to sign the enclosed form of proxy and return it in the stamped envelope provided as soon as possible. Your shares will be voted in accordance with your instructions as indicated on the proxy. If the proxy does not provide for any instructions, the persons whose names are printed on the form will vote in favour of the proposals made by Management.

SAPUTO INC.

MANAGEMENT PROXY CIRCULAR

This Circular is furnished in connection with the solicitation by the Management of SAPUTO INC. (the "Company") of proxies which will be used to vote at the Annual and Special Meeting (the "Meeting") of the holders of common shares of the Company (the "Common Shares") to be held on August 7, 2002, at the time and place and for the purposes set forth in the foregoing Notice and at any adjournment thereof.

The solicitation of proxies will be made primarily by mail. However, the management of the Company may solicit proxies at a nominal cost by telephone, telecopier or by personal interview. The Company will pay brokers and other persons holding shares for others their reasonable expenses for sending proxy material to beneficial owners in order to obtain voting instructions. The Company will bear all expenses in connection with the solicitation of proxies.

PROXIES

In order to be voted at the Meeting, a proxy must be received by the Secretary of the Company at least 48 hours prior to the Meeting. A proxy may be revoked at any time by the person giving it, to the extent that it has not already been exercised. A proxy may be revoked by filing a written notice with the Secretary of the Company if this notice is received no later than the business day preceding the Meeting. The powers of the proxy holders may also be revoked if the holder of Common Shares attends the Meeting in person and so requests.

The persons whose names are printed on the enclosed form of proxy are directors and executive officers of the Company. **Every holder of Common Shares has the right to appoint a person (who need not be a shareholder) other than those whose names are printed on the form of proxy to act on his behalf at the Meeting. To exercise this right, the holder of Common Shares must insert his nominee's name in the blank space provided for such purpose in the form of proxy or prepare another proxy in proper form.**

The persons whose names are printed on the enclosed form of proxy will vote all the shares in respect of which they are appointed to act in accordance with the instructions indicated on the form of proxy. **If the form of proxy does not provide for any instructions, these persons will vote in favour of the proposals made by Management.**

Every proxy given to any of the persons named in the form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to any other matter that may properly come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The Common Shares are the only securities of the share capital of the Company which carry voting rights. As at June 1, 2002, the Company had 103,298,237 Common Shares outstanding. Each Common Share entitles its holder to one vote.

Only holders of Common Shares of record at 5:00 p.m. on June 19, 2002 will be entitled to receive the Notice. They will also be entitled to vote at the Meeting and at any adjournment thereof unless their Common Shares have been transferred and the transferee has produced properly endorsed certificate(s) representing the transferred Common Shares or has otherwise established ownership of the transferred Common Shares and has requested, at least 10 days before the Meeting, that such transferee's name be duly entered on the list of shareholders of the Company, in which case the transferee shall exercise the voting rights attached to the Common Shares.

In connection with the Company's initial public offering in October 1997 (the "Initial Public Offering"), the initial shareholders of the Company, being Gestion Jolina Inc., a holding company controlled by Mr. Emanuele (Lino) Saputo, and the holding companies owned and controlled by Emanuele (Lino) Saputo's brothers and sisters and their families and G. De Lucia Holdings Inc. (collectively, the "Saputo Shareholders") entered into an agreement governing their relationship as shareholders of the Company. Under this agreement, Gestion Jolina Inc. has been granted by all other Saputo Shareholders a power of attorney to vote all of the Common Shares held by them at the time of the Initial Public Offering, which combined with the 41,050,608 shares held by Gestion Jolina Inc. represented, as of June 1, 2002, 67,600,074 Common Shares or 65.4% of all of the outstanding Common Shares. The agreement will terminate on the earlier of December 31, 2007 or the day on which Mr. Saputo ceases to control Gestion Jolina Inc.

To the knowledge of the Company's directors and executive officers, on June 1, 2002, the only persons or companies who or which owned of record or beneficially, directly or indirectly, or exercised control or direction over 10% or more of the issued and outstanding Common Shares were the following:

Name and municipality of residence	Type of ownership	Number of Common Shares	Percentage of class
Gestion Jolina Inc. .... Montréal, Québec	of record proxy	41,050,608 [(1)] 17,894,372 [(2)]	39.7 % 17.3 %
Placements Italcan Inc. .... Laval, Québec	of record	10,628,614 [(2)]	10.3 %

(1) Includes 7,622,274 Common Shares held by Jolina Capital Inc., the sole shareholder of Gestion Jolina Inc.

(2) 8,655,094 of the 10,628,614 Common Shares held by Placements Italcan Inc. are voted by proxy by Gestion Jolina Inc., in addition to the 17,894,372 Common Shares indicated above.

ELECTION OF DIRECTORS

For fiscal 2003, Management proposes that the Board of Directors be composed of eight members. **Except where the authority to vote in favour of the directors is withheld, the persons whose names are printed on the form of proxy intend to vote FOR the election of the eight nominees whose names are set forth in the following table.** Each director elected will hold office until the next annual meeting or until that director's successor is duly elected, unless the office is vacated earlier in accordance with the relevant provisions of the applicable laws.

The following table sets forth, for each person nominated by Management for election as a director, his or her name and municipality of residence, the year in which he or she first became a director, the principal occupation of each nominee and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised by each nominee as at June 1, 2002.

Name and municipality *of residence*	**Director *since***	***Principal occupation***	**Common Shares beneficially owned or over which control or *direction was exercised***
EMANUELE (LINO) SAPUTO (2) Senneville, Québec	1992	Chairman of the Board and Chief Executive Officer of the Company	67,600,074 (1)
ANDRÉ BÉRARD (2) Verdun, Québec	1997	Chairman of the Board of a Canadian Chartered Bank	5,000
CLAUDE BLANCHET (3) Ile-Bizard, Québec	2000	Chairman of the Board, President and Chief Executive Officer of Société générale de financement du Québec	--
PIERRE BOURGIE (2) Outremont, Québec	1997	President and Chief Executive Officer of Société Financière Bourgie Inc. (a holding company)	460,000
CATERINA MONTICCIOLO, CA (3) Laval, Québec	1997	President of Julvest Capital Inc. (a holding company)	119,000
LINO A. SAPUTO, JR. Westmount, Québec	2001	President and Chief Operating Officer, Cheese Division (USA) of the Company	33,176
PATRICIA SAPUTO, CA, FP (3) Laval, Québec	1999	President of Pasa Holdings Inc. (a holding company)	17,200
LOUIS A. TANGUAY (3) Laval, Québec	1997	Corporate Director	4,000

(1) The shares are held by Jolina Capital Inc. and Gestion Jolina Inc., both of which are holding companies controlled by Mr. Emanuele (Lino) Saputo, and by other holding companies owned and controlled by his brothers and sisters and their families, and G. De Lucia Holdings Inc., all of which have granted to Gestion Jolina Inc. a power of attorney to vote all of the Common Shares held by them at the time of the Company's Initial Public Offering. See "Voting Shares and Principal Holders of Voting Shares".

(2) Members of the Corporate Governance and Human Resources Committee.

(3) Members of the Audit Committee.

During the last five years, all of the above nominees have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their name or with related or affiliated companies, except for: Mr. Lino A. Saputo, Jr., who, from January 1, 2000 to January 15, 2001, was Assistant to the President of Uniforêt Inc. (a lumber company); and Ms. Patricia Saputo who, prior to July 1998, was a Senior Tax Manager with Deloitte & Touche.

Information as to shares beneficially owned by each nominee, or over which each exercised control or direction, as at June 1, 2002, has been furnished by the nominees individually as such information is not within the knowledge of the Company.

EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned during the fiscal years ended March 31, 2002, 2001 and 2000, as salary, bonus or otherwise, by the five most highly compensated senior executives of the Company (collectively, the "Named Executive Officers"). Certain aspects of this compensation are dealt with in further detail in the following tables.

		Annual compensation			Long-term compensation	
					Awards	
Name and principal occupation	Year	Salary [1] ($)	Bonus [1] ($)	Other annual compensation[2] ($)	Number of Common Shares under options granted [3]	All other compensation ($)
Emanuele (Lino) Saputo	2002 C$	600,000	300,000	-	-	-
Chairman of the Board and	2001 C$	400,000	200,000	-	-	-
Chief Executive Officer	2000 C$	400,000	200,000	-	-	-
Lino A. Saputo, Jr.	2002 C$	48,000	14,000	-	23,053	-
President and	2002 US$	286,000	141,000	-	34,579	-
Chief Operating Officer	2001 C$	42,300	-	-		-
Cheese Division (USA) [4]	2000 C$	82,500	36,750	-	15,372	-
	2000 US$	123,750	49,500	-	23,058	-
						-
Dino Dello Sbarba	2002 C$	365,500	197,000	-	23,053	-
President and	2002 US$	73,000	21,000	-	34,579	-
Chief Operating Officer	2001 C$	140,000	59,000	-	31,112	-
Cheese Division (Canada)	2001 US$	210,000	81,000	-	46,666	-
	2000 C$	110,000	49,000	-	16,752	-
	2000 US$	165,000	66,000	-	25,126	-
Louis-Philippe Carrière	2002 C$	146,000	61,000	-	23,053	-
Executive Vice-President	2002 US$	219,000	84,000	-	34,579	-
Finance and Administration and	2001 C$	140,000	59,000	-	31,112	-
Secretary	2001 US$	210,000	81,000	-	46,666	-
	2000 C$	110,000	49,000	-	16,752	-
	2000 US$	165,000	66,000		25,126	
Pierre Leroux	2002 C$	146,000	61,000	-	23,053	-
Executive Vice-President	2002 US$	219,000	84,000	-	34,579	-
Human Resources and	2001 C$	140,000	59,000	-	31,112	-
Corporate Affairs	2001 US$	210,000	81,000	-	46,666	-
	2000 C$	100,000	49,000	-	15,230	-
	2000 US$	150,000	66,000		22,842	

(1) The allocation of salary and bonus of the Named Executive Officers in US and Canadian dollars reflects the involvement of the individuals in the Company's United States and Canadian operations respectively. Unless otherwise specified, all amounts are in Canadian dollars.

(2) Excluded from Other Annual Compensation are perquisites and other personal benefits which, in the aggregate, do not exceed the lesser of $50,000 and ten percent of the total annual salary and bonus of the Named Executive Officer for the fiscal year.

(3) Prior years figures have been restated to reflect the stock dividend on the Common Shares of November 23, 2001, which had the same effect as a two-for-one stock split.

(4) Mr. Lino A. Saputo, Jr. was absent from the Company from January 1, 2000 to January 15, 2001. The table shows the compensation effectively earned during the fiscal years 2001 and 2000. On an annual basis, Mr. Saputo would have earned C$200,000 in salary for fiscal 2001, and C$110,000 and US $165,000 in salary, and C$49,000 and US $66,000 in bonus for fiscal 2000.

The aggregate cash remuneration paid by the Company and its subsidiaries to the executive officers of the Company for services rendered during fiscal 2002, including salaries and bonuses, was $2,732,500 and US$1,127,000.

STOCK OPTION PLAN

On October 15, 1997, prior to the closing of its Initial Public Offering, the Company established a Stock Option Plan (the "Plan") for full-time employees, officers and directors of the Company. The purpose of the Plan is to attract and retain experienced and competent employees, officers and directors and to encourage share ownership by such persons.

The total number of Common Shares which may be issued pursuant to the Plan was initially set at 3,000,000 Common Shares. At the Annual and Special Meeting of Shareholders held on August 1, 2001, this number was increased by 4,000,000 Common Shares, bringing the total number of Common Shares that may be issued under the Plan to 7,000,000. After giving effect to the stock dividend of November 23, 2001, which had the same effect as a two-for-one stock split, the total number of Common Shares that may be issued under the Plan is now 14,000,000 Common Shares.

The terms, exercise price and number of Common Shares covered by each option as well as the vesting periods of such options are determined by the Corporate Governance and Human Resources Committee at the time the options are granted. However, the Plan provides that the exercise price may not be less than the closing price of the Common Shares on The Toronto Stock Exchange on the business day immediately preceding the date of grant. Options granted under the Plan may not be assigned, and expire ten years from the date of grant. The maximum number of Common Shares which may be optioned in favour of any single individual shall not exceed the maximum number allowed pursuant to the rules of applicable regulatory authorities.

As at March 31, 2002, 3,258,967 options were outstanding. As of April 1, 2002, the Corporate Governance and Human Resources Committee granted an aggregate of 934,965 options to participants under the Plan at an exercise price of $30.35 per share. Of the 4,012,081 options outstanding as at June 1, 2002, 1,444,371 options were exercisable and 2,567,710 will vest at a rate of 20% per year, on each of the first five anniversaries of their date of grant.

As at June 1, 2002, 8,883,702 Common Shares remained available out of the basket of 14,000,000 Common Shares.

Options granted during the most recently completed fiscal year

The following table presents a summary of the options granted under the Plan to the Named Executive Officers during the fiscal year ended March 31, 2002.

Name	Number of Common Shares under options granted	% of total options granted to employees in financial year	Exercise price [(1)] ($/Share)	Market value of Common Shares underlying options on the date of grant ($/Share) [(1)]	Expiration date
Emanuele (Lino) Saputo	-	-	-	-	-
Lino A. Saputo, Jr.	57,632	4.47	19.00	19.00	04/01/2011
Dino Dello Sbarba	57,632	4.47	19.00	19.00	04/01/2011
Louis-Philippe Carrière	57,632	4.47	19.00	19.00	04/01/2011
Pierre Leroux	57,632	4.47	19.00	19.00	04/01/2011

(1) Corresponds to the closing price of the Common Shares on The Toronto Stock Exchange on March 30, 2001, which is the business day immediately preceding April 1, 2001 being the date of grant.

Fiscal year end option values

The following table presents, for each of the Named Executive Officers, a summary of the options exercised during the fiscal year ended March 31, 2002, as well as a summary of the unexercised options and of the value of the unexercised in-the-money options as at March 31, 2002 under the Plan. It should be noted that unexercised options might never be exercised and that the value of unexercised in-the-money options might never be realized.

Name	Number of Common Shares acquired on exercise	Aggregate value realized [(1)] ($)	Number of unexercised options as at 03/31/02		Value of unexercised in-the-money options as at 03/31/02 [(2)]	
			Exercisable	Unexercisable	Exercisable ($)	Unexercisable ($)
Emanuele (Lino) Saputo	-	-	-	-	-	-
Lino A. Saputo, Jr.	-	-	-	57,632	-	654,123.20
Dino Dello Sbarba	53,600	992,210	49,952	163,460	680,584.35	2,276,940.50
Louis-Philippe Carrière	89,000	1,187,530	2,316	161,578	32,887.75	2,235,818.80
Pierre Leroux	62,000	1,048,600	28,573	158,245	328,139.80	2,203,648.35

(1) The aggregate value realized on exercise is equal to the difference between the closing price of the Common Shares on The Toronto Stock Exchange on the exercise date and the exercise price of the option.

(2) *The value of an unexercised in-the-money option at fiscal year-end is equal to the difference between the closing price of the Common Shares* on The Toronto Stock Exchange on March 28, 2002, being $30.35 per share, and the exercise price of the option.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL

There is no contract, arrangement or any other understanding with respect to employment, termination of employment, a change of control or a change in responsibilities following a change of control, between the Company and any of the Company's senior executive officers.

CORPORATE GOVERNANCE AND HUMAN RESOURCES COMMITTEE

Composition of the Committee

The Corporate Governance and Human Resources Committee (the "Corporate Governance Committee") is composed of three members of the Board of Directors, being two directors considered related to the Company (Messrs. Emanuele (Lino) Saputo and André Bérard) and one unrelated director (Mr. Pierre Bourgie). See "Statement of Corporate Governance Practices - Composition of the Board and of its Committees".

Mandate of the Committee

The Committee was created on October 28, 1997 and has been assigned by the Board of Directors of the Company various functions which may be summarized as follows:

(i) the responsibility of reviewing the executive compensation policy of the Company;

(ii) the determination of option grants and financial performance targets for the bonuses of the executives of the Company;

(iii) the review of the Company's corporate governance practices and making recommendations to the Board of Directors with respect thereto;

(iv) the responsibility to ensure proper management succession planning for the Company and making recommendations to the Board of Directors with respect thereto;

(v) the review of the compensation of the directors in their capacity as directors and making recommendations to the Board of Directors with respect thereto;

(vi) the implementation of a uniform and transparent process for selecting nominees for election to the Board of Directors and the recruiting of new candidates for Board membership, and making recommendations to the Board of Directors with respect thereto; and

(vii) the implementation of a process to assess, on an annual basis, the effectiveness of the Board of Directors and its various committees.

Report on Executive Compensation

General Principles of Executive Compensation

During the year ended March 31, 1999, the Company revised its compensation policy following a review conducted by a compensation consulting firm. During such review, the compensation policies of several manufacturing companies and distributors were analysed in light of the size of the Company, the geographic markets in which it operates and the responsibilities given to its senior executives (the "Comparative Group").

For fiscal 2002, compensation for the senior executives of the Company, including the Named Executive Officers, consisted of three components: base salary, bonus and options. The compensation policy for fiscal 2002 was determined based on the principles established in fiscal 1999. The Corporate Governance Committee believes that the compensation policy is competitive with that offered by Canadian corporations of similar size having operations in the United States.

The following constitutes a summary of the principles based upon which the compensation of the senior executives was determined for fiscal 2002. The compensation policy is designed to attract and retain competent individuals who can ensure the current and long-term success of the Company.

Base Salary

For fiscal 2002, base salary was re-evaluated based on the principles established in fiscal 1999 following the review of the Comparative Group, as well as on more subjective criteria such as internal equity and prior performance of each senior executive. Base salary is competitive with the upper range of the base salaries offered by the Canadian corporations included in the Comparative Group and with the lower range offered by American corporations. A portion of the base salary of the Named Executive Officers (other than the Chief Executive Officer) for fiscal 2002 was paid in U.S. dollars in order to take into account compensation packages paid in the United States for similar positions, considering the importance of the Company's American operations. Upon the creation of four business units in July 2001, the compensation for two of the Named Executive Officers was revised to reflect their new responsibilities.

The Corporate Governance Committee believes that the base salary component of the compensation for the Company's senior executives reflects salaries offered for positions involving similar responsibilities and complexity, internal equity comparisons as well as the ability and experience of the Company's senior executives.

Annual Incentive (Bonus)

For fiscal 2002, the Corporate Governance Committee determined at the beginning of the fiscal year the financial performance targets which had to be achieved by the Company as well as the maximum amount of bonus which could be paid to each senior executive in the event the targets were met.

Under the plan, a bonus could only be paid if at least 85% of the financial performance targets were met by the Company and, in this event, payments were made in proportion to the level actually reached. Therefore, the maximum amount of bonus payable to a senior executive was only paid if the Company reached or exceeded the target levels set at the beginning of the fiscal year.

For fiscal 2002, the amount of bonus paid to each senior executive, other than the Chief Executive Officer, represented between 38% and 50% of his base salary. As with the base salary, considering the importance of the Company's American operations, a portion of the bonuses was paid in U.S. dollars in order to take into account compensation packages paid in the United States for similar positions.

The Corporate Governance Committee reviewed the bonus plan and believes that its underlying principles are sufficiently defined and adequately encourage the senior executives to excel.

Long-Term Incentive Plan (Options)

Options to purchase Common Shares may be granted from time to time to senior executives and other key employees pursuant to the Stock Option Plan in order to sustain a commitment to long-term profitability and maximize shareholder value.

On April 1, 2001, the Corporate Governance Committee granted options to senior executives for the fiscal year ended March 31, 2002. The number of options granted depended on the position held by each senior executive and represented a percentage of base salary, without taking into account the number of options already held by such senior executive. Refer to the section entitled "Stock Option Plan" for a discussion of the terms and conditions relating to the options, including vesting periods.

Chief Executive Officer

For fiscal 2002, the Chief Executive Officer's base salary and bonus and the evaluation of his performance were based upon the same principles as those used for the other senior executives of the Company. During fiscal 2002, no options were granted to the Chief Executive Officer, as his interest as principal shareholder constitutes a sufficient long-term incentive.

The members of the Corporate Governance Committee whose names are set forth below have approved the issuance of the foregoing report and its inclusion in this Management Proxy Circular.

André Bérard, Chairman
Pierre Bourgie
Emanuele (Lino) Saputo

PERFORMANCE GRAPH

The following graph compares, on a yearly basis, the total cumulative shareholder return for $100 invested in the Common Shares with the S & P TSX Index of The Toronto Stock Exchange during the period starting October 15, 1997, when the Common Shares were listed on such exchange, and ending March 31, 2002.



Saputo
S & P TSX
Cumulative total return since IPO
Investment made on October 15, 1997
October 15, 1997 = $100
400
350
300
250
200
150
100
50
10/15/97
03/31/98
03/31/99
03/31/00
03/31/01
03/31/02

	10/15/97	03/31/98	03/31/99	03/31/00	03/31/01	03/31/02
SAPUTO	100	217	234	161	229	369
S & P TSX	100	107	95	138	112	118

COMPENSATION OF DIRECTORS

Each director who is not a salaried officer or employee of the Company is paid an annual fee of $20,000 and a further attendance fee of $1,000 for each meeting of the Board of Directors or any committee thereof. The Chairman of a committee is also paid an additional annual fee of $3,000. For fiscal 2002, each director who was not a salaried officer or employee of the Company was granted 2,000[1] options pursuant to the Company's Stock Option Plan in consideration for his or her services as director of the Company. See "Stock Option Plan".

1 This information has been restated to reflect the stock dividend on the Common Shares of November 23, 2001, which had the same effect as a two-for-one stock split.

DIRECTORS AND OFFICERS INSURANCE COVERAGE

The Company carries liability insurance in an amount limited to $25 million with respect to its directors and officers as a group. For fiscal 2002, the total annual premium in respect of such insurance was approximately $95,000, all of which was paid by the Company and charged to income.

INDEBTEDNESS OF EXECUTIVE OFFICERS

None of the directors and other executive officers of the Company, nor any of their associates, are indebted towards the Company in respect of loans, advances or guarantees of indebtedness.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

The Toronto Stock Exchange (the "TSX") has adopted a requirement that each listed company incorporated in Canada disclose its corporate governance practices with reference to a series of guidelines (the "Guidelines"). These guidelines (which are not mandatory) address the constitution of boards and committees, their functions, their independence from Management and other means of ensuring sound corporate governance.

In November 2001, a final report on Corporate Governance was submitted to the TSX by a committee created to review the Guidelines. The recommendations contained in this final report propose to improve the corporate governance practices in Canada. While the TSX has not adopted these recommendations yet, on April 26, 2002 it announced proposed changes to the Guidelines, which will become effective upon approval by the Ontario Securities Commission following public notice and comment. The Corporate Governance Committee has already begun reviewing the final report and the proposed changes to the Guidelines and in fiscal 2003, will re-evaluate the corporate governance practices of the Company in light of the revised Guidelines which may be adopted by the TSX.

The Corporate Governance Committee has the responsibility of reviewing the Guidelines and reporting to the Board of Directors as to specific measures to be taken by the Company with respect thereto. On the date hereof, a meeting of the Board of Directors was held to discuss the corporate governance practices of the Company and adopt the necessary resolutions.

The following is a summary of the corporate governance practices of the Company as well as the plans of the Board of Directors to assure a greater degree of compliance with the Guidelines during the current and future fiscal years.

Mandate of the Board

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company. In order to better fulfil its mandate, the Board of Directors has formally acknowledged its responsibility for, among other matters,

(i) reviewing, at least once a year, the Company's strategic orientation and the plans established with respect thereto;

(ii) identifying, with Management, the principal risks of the Company's business and the

systems put in place to manage these risks;

(iii) ensuring proper management succession planning, including appointing, training and monitoring senior management;

(iv) maintaining a proper communication policy with shareholders, institutional investors and participants in the financial market; and

(v) monitoring the efficiency of internal control and management information systems.

The Board has taken, when necessary, specific measures in this respect. Some of these duties were delegated to the Corporate Governance Committee and to the Audit Committee. See "Corporate Governance and Human Resources Committee - Mandate of the Committee" and "Statement of Corporate Governance Practices - Audit Committee".

Composition of the Board and of its Committees

The Guidelines recommend that a board of directors be constituted with a majority of individuals who qualify as "unrelated directors". If a company has a significant shareholder, the board should include, in addition to a majority of unrelated directors, a number of directors who do not have interests in or relationships with either the company or the significant shareholder and which fairly reflects the investment in the company by shareholders other than the significant shareholder. The Guidelines define an "unrelated director" as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. The Guidelines also recommend that a board of directors should examine its size to ensure an appropriate number of directors in light of the circumstances.

The Board presently consists of a majority of directors who are related to the Company and to the Saputo family, the significant shareholder (see "Voting Shares and Principal Holders of Voting Shares"). There are three unrelated directors, being Messrs. Pierre Bourgie, Claude Blanchet and Louis A. Tanguay, whose presence adequately reflects the investment of minority shareholders in the Company. Ms. Caterina Monticciolo and Ms. Patricia Saputo are considered related as they are members of the Saputo family and Mr. André Bérard is considered related due to his position as Chairman of a Canadian chartered bank which acts as lender and co-agent for the banking syndicate under some of the Company's credit facilities. In fiscal 1999, the Corporation recognized that in order to comply with the Guideline, changes would have to be made to the composition of the Board of Directors of the Company.

The Board therefore approved the recommendations made by the Corporate Governance Committee to the effect that any changes to the composition of the Board should be made over a period of time which would permit the methodical integration of the new directors without disturbing the normal course of business. The Company indicated, in fiscal 1999, its intention to add two unrelated directors to the Board over the course of the next four years. In fiscal 2001, Mr. Claude Blanchet was elected to the Board of Directors and in fiscal 2003, Management intends to add an additional unrelated director. Further to the appointment of the additional unrelated director, the Board will be composed almost equally of related and unrelated directors. In fiscal 2001, the Company's Articles and By-Laws were amended to authorize the directors to appoint additional directors between shareholders' meetings. This should enable the Company to increase its level of compliance with the Guidelines. After reviewing its size, the Board determined that a board of seven to nine directors is appropriate for decision-making purposes.

A further Guideline recommends that board committees be generally comprised of outside directors, a majority of whom should be unrelated directors. A Guideline also states that the Audit Committee should be composed of outside directors only.

The Company currently has two committees: the Audit Committee and the Corporate Governance Committee. The Audit Committee is presently composed exclusively of outside directors and equally of related and unrelated directors. The Corporate Governance Committee is composed of a majority of outside and related directors. It is currently the intention of the Company to modify the composition of its committees in parallel with that of the Board of Directors in order to increase the level of compliance with the Guidelines.

Set out below is a description of the committees of the Board and their mandate.

Audit Committee

The mandate of the Audit Committee is to review (i) the annual and quarterly financial statements of the Company and certain other public disclosure documents required by regulatory authorities, (ii) the nature and scope of the annual audit as proposed by the auditors and Management, and (iii) with the auditors and Management, the adequacy of the internal control and management information systems of the Company, and present quarterly reports to the Board of Directors with respect thereto. The Audit Committee is presently composed of Claude Blanchet, Caterina Monticciolo, CA, Patricia Saputo, CA, FP, and Louis A. Tanguay.

Corporate Governance and Human Resources Committee

The composition and mandate of the Corporate Governance Committee are outlined above under "Corporate Governance and Human Resources Committee".

Independence from Management and Evaluation of the Board and Directors

The Guidelines provide that to ensure independence of a board, the chairman of the board should not be a member of management. Mr. Emanuele (Lino) Saputo is acting as Chairman of the Board and Chief Executive Officer of the Company. The Board concluded, after discussions, that Mr. Saputo should continue to act as Chairman of the Board. The Board of Directors approved the recommendation of the Corporate Governance Committee and delegated to the Chairman of this committee the responsibility of ensuring that the independence of the Board of Directors be maintained at all times. The Board is presently composed of eight directors, only two of whom are members of Management.

The Corporate Governance Committee is responsible for implementing a process to assess the effectiveness of each director, of the Board of Directors as a whole, and of the various committees of the Board of Directors.

Other

The Board of Directors considers that orienting and educating new directors is an important element of ensuring responsible corporate governance. By ensuring that Board members are properly informed of the business of the Company, the Board considers that it complies with the Guidelines.

In certain circumstances, it may be appropriate for an individual director to engage an outside advisor at the expense of the Company. The Corporate Governance Committee will determine if the circumstances warrant the engagement of an outside advisor.

Furthermore, reference is made to the definition of the mandate of the Corporate Governance Committee for particulars of other measures taken to assure a greater degree of compliance with the Guidelines and increase the effectiveness of the Board of Directors.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company may from time to time provide services to, or receive services from, other companies controlled by the Saputo Shareholders in consideration for a fee equal to the fair market value of such services.

Mr. André Bérard is the Chairman of a Canadian chartered bank which acts as lender and co-agent for the banking syndicate under some of the Company's credit facilities.

APPOINTMENT OF AUDITORS

Deloitte & Touche, chartered accountants, have been the auditors of the Company since 1992.

Except where the authority to vote in favour of the appointment of Deloitte & Touche is withheld, the persons whose names are printed on the form of proxy intend to vote FOR the appointment of Deloitte & Touche, chartered accountants, as auditors of the Company and to vote FOR authorizing the Board of Directors to determine their remuneration. The auditors will hold office until the next Annual Meeting or until their successors are appointed.

AMENDMENT TO THE GENERAL BY-LAWS OF THE COMPANY

This Meeting has been called in part as a special meeting of the Company to consider and, if deemed appropriate, to approve amendments to the General By-Law no. 1 of the Company. The amendments are proposed so as to harmonize the Company's General By-Law no. 1 with the amendments to the *Canada Business Corporations Act* that came into force on November 24, 2001. The Board of Directors has approved the amendments, which are in the form set forth in Schedule I to this Management Proxy Circular (the "Amendments").

The following resolution will be submitted to the Shareholders at the Meeting and requires the approval of a majority of the total votes cast in respect thereof.

> "IT IS RESOLVED that the Amendments to General By-Law no. 1 of the Company be and they are hereby approved."

Except where the form of proxy indicates the intention of the holder to vote against the resolution adopting the amendments to General By-Law no. 1, the persons whose names are printed on the form of proxy intend to vote FOR the resolution adopting the amendments to General By-Law no. 1 of the Company.

GENERAL

Except as otherwise specifically indicated, the information contained herein is given as at June 1, 2002. The Management of the Company presently knows of no matters to come before the Meeting other than matters identified in the Notice of Meeting. If any matters which are not known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters according to their best judgment.

APPROVAL OF THE DIRECTORS

The directors of the Company have approved the content and the sending of this Circular.

Saint-Léonard, Québec, June 4, 2002.

Emanuele (Lino) Saputo,
Chairman of the Board

SCHEDULE I

Resolutions of the Board of Directors

AMENDMENTS TO BY-LAW NO.1

WHEREAS the *Canada Business Corporations Act* (the "CBCA") was amended on November 24, 2001; and

WHEREAS it is deemed necessary or appropriate to (i) amend a number of sections of By-Law No. 1 of the Corporation and (ii) add new sections to By-Law No. 1 of the Corporation as a result of the CBCA amendments.

THEREFORE, BE IT RESOLVED:

THAT the following sections of By-Law No. 1 of the Corporation be and the same are hereby deleted and replaced by the following:

Current provisions	Proposed provisions
11. TELEPHONE PARTICIPATION. A director may, if all the directors of the Corporation consent thereto (either before, during or after the meeting), participate in a meeting of directors by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means shall be deemed to be present at that meeting.	**11. MEETING BY COMMUNICATIONS FACILITIES.** If all the directors of the Corporation consent, a director may participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other, and a director participating in such manner is deemed to be present at the meeting. Any such consent shall be effective whether given before, during or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.
13. QUORUM AND VOTING. Subject to the articles, a majority of the number of directors in office at the time shall constitute a quorum for the transaction of business. Subject to subsection 117(1) of the Act, no business shall be transacted by the directors except at a meeting of directors at which a quorum of the board is present. Questions arising at any meeting of the board of directors shall be decided by a majority of votes cast. In case of an equality of votes, the chairman of the meeting, in addition to his original vote shall not have a second or casting vote. Where the Corporation has only one director, that director may constitute the meeting.	**13. QUORUM AND VOTING.** Subject to the articles, a majority of the number of directors in office at the time shall constitute a quorum for the transaction of business. Subject to the Act, no business shall be transacted by the directors except at a meeting of directors at which a quorum of the board is present. Questions arising at any meeting of the board of directors shall be decided by a majority of votes cast. In case of an equality of votes, the chairman of the meeting, in addition to his original vote shall not have a second or casting vote. Where the Corporation has only one director, that director may constitute the meeting.

17. INDEMNITIES TO DIRECTORS AND OTHERS. Except in respect of an action by or on behalf of the Corporation or another body corporate (as hereinafter defined) to procure a judgment in its favour, the Corporation shall indemnify each director and officer of the Corporation and each former director and officer of the Corporation and each person who acts or acted at the Corporation's request as a director or officer of another body corporate, and his heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal, or administrative action or proceeding to which he may be a party by reason of being or having been a director or officer of the Corporation or another body corporate, as the case may be, if (a) he acted honestly and in good faith with a view to the best interests of the Corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. "Another body corporate" as used herein means a body corporate of which the Corporation is or was a shareholder or creditor.

17. INDEMNITIES TO DIRECTORS AND OTHERS. Subject to the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity. The Corporation shall advance the necessary moneys to a director, officer or other individual for the costs, charges, and expenses of a proceeding referred to above. The individual shall repay such moneys if the individual does not fulfill the following conditions: (a) he acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful. The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

28. COMMITTEES. The board of directors may from time to time appoint from their number one or more committees consisting of one or more individuals and delegate to such committee or committees any of the powers of the directors except as provided in subsection 115 (3) of the Act. Except in the case of a holding corporation referred to in subsection 105 (4) of the Act, a majority of the members of any such committee must be resident Canadians. Unless otherwise ordered by the board, a committee of directors shall have power to fix its quorum, to elect its chairman and to regulate its proceedings.

28. COMMITTEES. The board of directors may from time to time appoint from their number one or more committees consisting of one or more individuals and delegate to such committee or committees any of the powers of the directors except as provided in subsection 115 (3) of the Act. Unless otherwise ordered by the board, a committee of directors shall have power to fix its quorum, to elect its chairman, and to regulate its proceedings.

32. NOTICE. A printed, written or type-written notice stating the day, hour and place of meeting and, subject to subsection 135 (6) of the Act, the general nature of the business to be transacted shall be served to each person who is entitled to vote at such meeting, each director of the Corporation and the auditor of the Corporation, either personally or by sending such notice by prepaid mail not less than twenty-one (21) days or more than fifty (50) days before the meeting. If such notice is served by mail it shall be directed to the latest address as shown in the records of the Corporation, of the intended recipient. Notice of any meeting of shareholders or any irregularity of any such meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any directors or the auditor of the Corporation in writing, by telegram, cable or telex addressed to the Corporation or by any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates.

32. NOTICE. A printed, written or type-written notice stating that the day, hour, and place of meeting and, subject to subsection 135 (6) of the Act, the general nature of the business to be transacted shall be served to each person who is entitled to vote at such meeting, each director of the Corporation and the auditor of the Corporation, either personally or by sending such notice by prepaid mail not less than twenty-one (21) days or more than sixty (60) days (or such other minimum or maximum periods prescribed pursuant to the Act) before the meeting. If such notice is served by mail, it shall be directed to the latest address as shown in the records of the Corporation, of the intended recipient. Notice of any meeting of shareholders or any irregularity of any such meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any directors or the auditor of the Corporation in writing, by fax, telegram or cable addressed to the Corporation or by any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates.

34. RECORD DATE. The board of directors may by resolution fix in advance a date and time as the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders, but such record date shall not precede by more than fifty (50) days or by less than twenty-one (21) days the date on which the meeting is to be held. If the directors fail to fix in advance a date and time as the record date in respect of all or any of the matters described above for any meeting of the shareholders of the Corporation, the following provisions shall apply, as the case may be: (a) the record date for the determination of the shareholders entitled to receive notice of a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which notice is given or sent; (b) the record date for the determination of the shareholders entitled to vote at a meeting of shareholders shall be the day on which the meeting is held; and (c) the record date for the determination of the shareholders entitled to receive the financial statements of the Corporation shall be the close of business on the day on which the directors pass the resolution relating thereto.

34. RECORD DATE. The board of directors may by resolution within the period prescribed in the Act fix in advance a date and time as the record dates for the determination of the shareholders entitled to (i) receive notice of a meeting of the shareholders and/or (ii) vote at a meeting of shareholders and notice of any such record date shall be given in the manner provided in the Act. If the directors fail to fix in advance a date and time as the record date in respect of all or any of the matters described above for any meeting of the shareholders of the Corporation, the following provisions shall apply, as the case may be: (a) the record date for the determination of the shareholders entitled to receive notice of a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which notice is given or sent; (b) the record date for the determination of the shareholders entitled to vote at a meeting of shareholders shall be the day on which the meeting is held; and (c) the record date for the determination of the shareholders entitled to receive the financial statements of the Corporation shall be the close of business on the day on which the directors pass the resolution relating thereto.

FURTHER RESOLVED:

1° THAT (i) the following new section, numbered 8, be added to By-Law No.1 of the Corporation:

> **"8. CONSENT TO BE ELECTED OR APPOINTED DIRECTOR.**
> An individual who is elected or appointed to hold office as a director is not a director and is deemed not to have been elected or appointed to hold office as a director unless:
>
> (a) the said individual was present at the meeting when the election or appointment took place and the said individual did not refuse to hold office as a director; or
>
> (b) the said individual was not present at the meeting when the election or appointment took place and the said individual consented to hold office as a director in writing before the election or appointment or within ten days thereafter, or the said individual has acted as a director pursuant to the election or appointment."

and that (ii) sections 8 to 34 be renumbered as sections 9 to 35 respectively.

2° THAT (i) the following new section, numbered 36, be added to By-Law No. 1 of the Corporation:

> **"36. PARTICIPATION BY COMMUNICATIONS FACILITIES.**
> A shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting in accordance with the regulations under the Act, if any, by means of a telephonic, electronic or any other communication facility that permits all participants to communicate adequately with each other during the meeting if the Corporation makes available such a communication facility. A person participating in a meeting by such means is deemed to be present at that meeting. A meeting of shareholders may be held entirely by telephonic, electronic or other communications facility if the requirements listed above are met."

and that (ii) section 35 be renumbered as section 37.

3° THAT (i) the following new section, numbered 38 be added to By-law No.1 of the Corporation:

> **"38. VOTING BY ELECTRONIC FACILITIES.**
> Any vote may be held, in accordance with the regulations under the Act, if any, entirely by means of a telephonic, electronic or other communications facility, if the Corporation makes available such a communication facility.
>
> Any duly authorized person participating in a meeting of shareholders and entitled to vote at that meeting may vote, in accordance with the regulations under the Act, if any, by means of a telephonic, electronic or other communications facility, that the Corporation has made available for that purpose."

and that (ii) sections 36 to 55 be renumbered as sections 39 to 58.

QUEBECOR MERRILL CANADA INC
Printed in Canada
p5714mtl02



SAPUTO INC.

AVIS DE CONVOCATION
À L'ASSEMBLÉE GÉNÉRALE ANNUELLE ET EXTRAORDINAIRE
DES ACTIONNAIRES

AVIS EST PAR LES PRÉSENTES DONNÉ que l'assemblée générale annuelle et extraordinaire des porteurs d'actions ordinaires de SAPUTO INC. se tiendra le 1er août 2001 à 11 h (heure locale) dans le salon Laval de l'Hôtel Sheraton Laval, 2440, autoroute des Laurentides, Laval (Québec) aux fins suivantes :

(1) recevoir le bilan consolidé, l'état consolidé des résultats et des bénéfices non répartis et l'état consolidé des flux de trésorerie de l'exercice terminé le 31 mars 2001 ainsi que le rapport des vérificateurs s'y rapportant;

(2) élire les administrateurs pour le prochain exercice;

(3) nommer les vérificateurs pour le prochain exercice et autoriser les administrateurs à établir leur rémunération;

(4) approuver et ratifier la modification proposée du régime d'options d'achat d'actions;

(5) régler toute autre affaire qui pourrait être dûment soumise à l'assemblée et à toute reprise de celle-ci.

La circulaire de sollicitation de procurations pour l'assemblée est jointe à cet avis. Un exemplaire du rapport annuel aux actionnaires et un formulaire de procuration pour l'assemblée sont également joints à cet avis.

Saint-Léonard (Québec), le 5 juin 2001.

PAR ORDRE DU CONSEIL D'ADMINISTRATION

Louis-Philippe Carrière, CA
Vice-président exécutif,
finances et administration et secrétaire

Les porteurs d'actions ordinaires peuvent exercer leurs droits en assistant à l'assemblée ou en remplissant un formulaire de procuration. Les porteurs d'actions ordinaires qui ne pourront pas être présents à l'assemblée sont priés de bien vouloir signer le formulaire de procuration ci-joint et de le retourner dans l'enveloppe-réponse affranchie fournie à cette fin dans les meilleurs délais. Les droits de vote afférents à leurs actions seront exercés conformément aux instructions données dans la procuration. Si le formulaire de procuration ne contient aucune instruction, les personnes dont le nom figure sur le formulaire voteront en faveur des propositions faites par la direction.

SAPUTO INC.

CIRCULAIRE DE SOLLICITATION DE PROCURATIONS

La présente circulaire vous est remise dans le cadre de la sollicitation par la direction de SAPUTO INC. (la *Société*) de procurations qui seront utilisées pour voter à l'assemblée générale annuelle et extraordinaire (l'*assemblée*) des porteurs d'actions ordinaires de la Société (les *actions ordinaires*) et à toute reprise de celle-ci. Cette assemblée se tiendra le 1er août 2001 à l'heure, au lieu et aux fins indiqués dans l'avis de convocation ci-joint.

La sollicitation de procurations se fait principalement par la poste. Toutefois, la direction de la Société peut également solliciter, à un coût minime, des procurations par téléphone, par télécopieur ou par des entrevues personnelles. La Société rembourse aux courtiers et autres personnes qui détiennent des actions pour le compte de tiers les frais raisonnables qu'ils engagent pour envoyer aux propriétaires véritables les documents relatifs aux procurations afin d'obtenir leurs instructions. Les frais de sollicitation sont à la charge de la Société.

PROCURATIONS

Pour que les droits de vote visés par la procuration puissent être exercés à l'assemblée, le secrétaire de la Société doit recevoir la procuration au moins 48 heures avant l'assemblée. La personne qui la donne peut la révoquer à tout moment jusqu'à ce que les droits de vote en cause soient exercés. La procuration peut être révoquée par un avis écrit adressé au secrétaire de la Société si ce dernier le reçoit au plus tard le jour ouvrable précédant l'assemblée. Les pouvoirs des fondés de pouvoir peuvent aussi être révoqués si le porteur d'actions ordinaires est présent à l'assemblée et qu'il en fait la demande.

Les personnes dont le nom figure sur le formulaire de procuration ci-joint sont administrateurs et membres de la haute direction de la Société. **Tout porteur d'actions ordinaires a le droit de nommer une personne (qui n'est pas nécessairement actionnaire de la Société) autre que les personnes dont le nom figure sur le formulaire de procuration pour agir en son nom à l'assemblée. Pour exercer ce droit, le porteur d'actions ordinaires doit inscrire le nom du fondé de pouvoir de son choix dans l'espace prévu à cet effet dans le formulaire de procuration ou préparer une autre procuration en bonne et due forme.**

Les personnes dont le nom figure sur le formulaire de procuration ci-joint exerceront les droits de vote afférents aux actions pour lesquelles elles ont reçu mandat conformément aux instructions données dans le formulaire de procuration. **Si le formulaire de procuration ne contient aucune instruction, ces personnes voteront en faveur des propositions faites par la direction.**

Toute procuration donnée à n'importe laquelle des personnes nommées dans le formulaire de procuration lui confère un pouvoir discrétionnaire pour les modifications des questions indiquées dans l'avis de convocation et pour toute autre question qui pourrait être dûment soumise à l'assemblée.

ACTIONS COMPORTANT DROIT DE VOTE ET PRINCIPAUX PORTEURS

Les actions ordinaires sont les seuls titres du capital-actions de la Société comportant droit de vote. Au 1er juin 2001, la Société avait 51 291 047 actions ordinaires en circulation. Chaque action ordinaire confère un droit de vote à son porteur.

Seuls les porteurs d'actions ordinaires inscrits à 17 h le 22 juin 2001 ont le droit de recevoir l'avis de convocation. Ils ont également droit de vote à l'assemblée et à toute reprise de celle-ci à moins qu'ils n'aient cédé leurs actions ordinaires et que le cessionnaire n'ait présenté le ou les certificats dûment endossés représentant les actions ordinaires cédées ou qu'il n'ait prouvé autrement son droit de propriété sur celles-ci et qu'il n'exige, au moins 10 jours avant l'assemblée, l'inscription de son nom en bonne et due forme sur la liste des actionnaires, auquel cas le cessionnaire exerce les droits de vote afférents à ces actions ordinaires.

Dans le cadre du premier appel public à l'épargne de la Société en octobre 1997 (*le premier appel public à l'épargne*), les actionnaires initiaux de la Société, soit Gestion Jolina Inc., société de portefeuille contrôlée par M. Emanuele (Lino) Saputo, et les sociétés de portefeuille détenues et contrôlées par les frères et soeurs d'Emanuele (Lino) Saputo et leurs familles et G. De Lucia Holdings Inc. (collectivement, les *actionnaires de Saputo*) ont conclu une convention régissant leurs relations en qualité d'actionnaires de la Société. Aux termes de la convention, Gestion Jolina Inc. a reçu de tous les autres actionnaires de Saputo une procuration l'autorisant à exercer les droits de vote afférents à toutes les actions ordinaires qu'ils détenaient au moment du premier appel public à l'épargne, ce qui représentait, au 1er juin 2001, avec les 20 525 304 actions détenues par Gestion Jolina Inc., 33 800 037 actions ordinaires, soit 66 % de la totalité des actions ordinaires en circulation. La convention prend fin le jour où M. Saputo cesse de détenir le contrôle de Gestion Jolina Inc., mais au plus tard le 31 décembre 2007.

À la connaissance des administrateurs et des membres de la haute direction de la Société, au 1er juin 2001, les seules personnes physiques ou morales qui étaient propriétaires inscrits ou véritables, directs ou indirects, d'au moins 10 % des actions ordinaires émises et en circulation ou qui exerçaient un contrôle ou une emprise sur celles-ci étaient les suivantes :

Nom et lieu de résidence	Type de propriété	Nombre d'actions ordinaires	% de la catégorie
Gestion Jolina Inc.	Propriétaire inscrit	20 525 304 (1)	40,0 %
Montréal (Québec)	Procuration	8 947 186 (2)	17,4 %
Placements Italcan Inc.	Propriétaire inscrit	5 314 307 (2)	10,4 %
Laval (Québec)			

(1) Comprend 3 811 137 actions ordinaires détenues par Jolina Capital Inc., l'unique actionnaire de Gestion Jolina Inc.

(2) Les droits de vote afférents à 4 327 547 de ces 5 314 307 actions ordinaires sont exercés par procuration par Gestion Jolina Inc., en plus des 8 947 186 actions ordinaires prévues ci-dessus.

ÉLECTION DES ADMINISTRATEURS

Pour l'exercice 2002, la direction propose que le conseil d'administration soit composé de huit membres. **Sauf lorsque l'autorisation de voter en faveur des administrateurs est révoquée, les personnes dont le nom figure sur le formulaire de procuration ont l'intention de voter POUR l'élection des huit candidats dont le nom figure au tableau ci-après.** Chaque administrateur élu demeurera en fonction jusqu'à la prochaine assemblée annuelle ou jusqu'à ce que son successeur soit dûment élu, à moins que son poste ne devienne vacant plus tôt conformément aux dispositions pertinentes des lois applicables.

Le tableau ci-dessous indique le nom et le lieu de résidence de chaque personne proposée par la direction comme candidat au poste d'administrateur, l'année au cours de laquelle chaque candidat est devenu administrateur pour la première fois, les principales fonctions de celui-ci et le nombre d'actions ordinaires qu'il détenait en propriété effective, directement ou indirectement, ou sur lesquelles il exerçait un contrôle ou une emprise au 1er juin 2001.

Nom et lieu de résidence	Administrateur depuis	Fonctions principales	Actions ordinaires détenues en propriété effective ou sur lesquelles est exercé un contrôle ou une emprise
EMANUELE (LINO) SAPUTO (2) Senneville (Québec)	1992	Président du conseil et chef de la direction de la Société	33 800 037 (1)
ANDRÉ BÉRARD (2) Verdun (Québec)	1997	Président du conseil et chef de la direction d'une banque à charte canadienne	2 500
CLAUDE BLANCHET (3) ÎLE-Bizard (Québec)	2000	Président du conseil, président et chef de la direction de la Société générale de financement du Québec	--
PIERRE BOURGIE (2) Outremont (Québec)	1997	Président et chef de la direction de la Société Financière Bourgie Inc. (société de portefeuille)	230 000
CATERINA MONTICCIOLO, CA (3) Laval (Québec)	1997	Contrôleur de Placements Vigica Inc. (société de portefeuille)	59 500
LINO A. SAPUTO, JR. Westmount (Québec)	2001	Vice-président exécutif, fabrication de la Société	16 588
PATRICIA SAPUTO, CA, PF (3) Laval (Québec)	1999	Présidente de Gestion Pasa Inc. (société de portefeuille)	8 600
LOUIS A. TANGUAY (3) Laval (Québec)	1997	Président et chef de la direction de Bell Canada International	2 000

(1) Les actions sont détenues par Jolina Capital Inc. et Gestion Jolina Inc., deux sociétés de portefeuille contrôlées par M. Emanuele (Lino) Saputo, et par d'autres sociétés de portefeuille appartenant et contrôlées par ses frères et soeurs et leurs familles, lesquelles ont donné à Gestion Jolina Inc. une procuration l'autorisant à exercer les droits de vote afférents aux actions ordinaires qu'elles détenaient au moment du premier appel public à l'épargne de la Société. Voir « Actions comportant droit de vote et principaux porteurs ».

(2) Membres du comité de régie d'entreprise et des ressources humaines.

(3) Membres du comité de vérification.

Au cours des cinq dernières années, tous les candidats nommés ci-dessus ont exercé les principales fonctions indiquées en regard de leur nom ou occupé d'autres postes de direction au sein des mêmes sociétés ou de sociétés liées ou du même groupe, sauf : M. Claude Blanchet qui, avant avril 1997, était président-directeur général du Fonds de Solidarité des travailleurs du Québec (FTQ); M. Pierre Bourgie qui, avant janvier 1997, était président et chef de la direction d'Urgel Bourgie Inc. (salons funéraires); Mme Caterina Monticciolo qui, de janvier 1995 à octobre 1996, était analyste financier au sein de la Société et qui, auparavant, était comptable chez Deloitte & Touche (cabinet d'experts-comptables); M. Lino A. Saputo, Jr., qui, du 1er janvier 2000 au 15 janvier 2001, était adjoint du président d'Uniforêt Inc. (société d'exploitation forestière); et Mme Patricia Saputo qui, avant juillet 1998, était directrice principale, fiscalité, chez Deloitte & Touche.

Les informations quant aux actions dont chaque candidat était propriétaire véritable ou sur lesquelles il exerçait un contrôle ou une emprise au 1er juin 2001 ont été fournies par lui personnellement, ces informations n'étant pas connues de la Société.

RÉMUNÉRATION DE LA HAUTE DIRECTION

Le tableau suivant présente un résumé de la rémunération gagnée sous forme de salaire, de prime ou autre au cours des exercices terminés les 31 mars 2001, 2000 et 1999 par les cinq membres de la haute direction de la Société les mieux rémunérés (collectivement, les *membres de la direction désignés*). Certains aspects de cette rémunération sont traités plus en détail dans les tableaux qui suivent.

		Rémunération annuelle			Rémunération à long terme	
					Octrois	
Nom et fonctions principales	**Année**	**Salaire [(1)] ($)**	**Prime [(1)] ($)**	**Autre rémunération annuelle [(2)] ($)**	**Nombre d'actions ordinaires sous-jacentes aux options *octroyées***	**Autres avantages ($)**
Emanuele (Lino) Saputo Président du conseil et chef de la direction	2001 $ CA 2000 $ CA 1999	400 000 400 000 400 000	200 000 200 000 200 000	- - -	- - -	- - -
Camillo Lisio [(3)] Président et chef de l'exploitation	2001 $ CA 2001 $ US 2000 $ CA 2000 $ US 1999	218 000 327 000 180 000 270 000 300 000	115 000 165 000 85 000 120 000 125 000	- - - - -	32 296 48 445 18 275 27 410 24 425	- - - - -
Louis-Philippe Carrière Vice-président exécutif, finances et administration et secrétaire	2001 $ CA 2001 $ US 2000 $ CA 2000 $ US 1999	140 000 210 000 110 000 165 000 225 000	59 000 81 000 49 000 66 000 80 000	- - - -	15 556 23 333 8 376 12 563 12 215	- - - -
Dino Dello Sbarba Vice-président exécutif, ventes, marketing et logistique	2001 $ CA 2001 $ US 2000 $ CA 2000 $ US 1999	140 000 210 000 110 000 165 000 225 000	59 000 81 000 49 000 66 000 80 000	- - - - -	15 556 23 333 8 376 12 563 12 215	- - - - -
Pierre Leroux Vice-président exécutif, ressources humaines et assurance qualité [(4)]	2001 $ CA 2001 $ US 2000 $ CA 2000 $ US 1999	140 000 210 000 100 000 150 000 190 000	59 000 81 000 49 000 66 000 80 000	- - - - -	15 556 23 333 7 615 11 421 10 315	- - - - -

(1) En raison de la nature des activités de la Société, une partie du salaire et de la prime des membres de la direction désignés (à l'exception de M. Lino Saputo) pour les exercices 2000 et 2001 a été versée en dollars canadiens et le solde, en dollars américains. Sauf indication contraire, toutes les sommes sont en dollars canadiens.

(2) Ne comprend pas les avantages indirects et autres avantages personnels qui, au total, ne dépassent pas 10 % du total du salaire annuel et de la prime des membres de la direction désignés pour l'exercice, sous réserve d'un maximum de 50 000 $.

(3) Le 6 avril 2001, M. Lisio a démissionné de son poste de président et chef de la direction.

(4) Du 1er janvier 2000 au 15 janvier 2001, M. Leroux a également été vice-président exécutif, fabrication, par intérim.

La rémunération globale payée en espèces par la Société et ses filiales aux membres de la haute direction de la Société pour services rendus au cours de l'exercice 2001, notamment sous forme de salaire et de prime, s'établissait à 1 552 000 $ et à 1 365 000 $ US.

RÉGIME D'OPTIONS D'ACHAT D'ACTIONS

Le 15 octobre 1997, avant la clôture de son premier appel public à l'épargne, la Société a mis sur pied un régime d'options d'achat d'actions (le *régime*) pour les employés à temps plein, membres de la haute direction et administrateurs de la Société. Le régime a pour but d'aider la Société à recruter et à retenir à son service des employés, membres de la haute direction et administrateurs qui possèdent l'expérience et la compétence voulues ainsi qu'à encourager leur actionnariat.

Le nombre total d'actions ordinaires pouvant être émises aux termes du régime ne peut dépasser 3 000 000. Le nombre maximum d'actions ordinaires pouvant être octroyées en faveur d'une personne en particulier ne peut dépasser le maximum permis aux termes des règles établies par les autorités de réglementation intéressées.

Les modalités, le prix de levée et le nombre d'actions ordinaires visées par chaque option ainsi que les périodes de levée des options sont déterminés par le comité de régie d'entreprise et des ressources humaines au moment de l'octroi. Cependant, le régime prévoit que le prix de levée ne peut être inférieur au cours de clôture des actions ordinaires à la Bourse de Toronto le jour ouvrable précédant immédiatement la date de l'octroi. Les options octroyées aux termes du régime ne peuvent être cédées et expirent dix ans après la date de l'octroi.

Au 31 mars 2001, 1 650 978 options étaient en cours de validité. Le 1er avril 2001, le comité de régie d'entreprise et des ressources humaines a octroyé un total de 628 704 options aux participants aux termes du régime au prix de levée de 38 $ l'action. Des 2 098 025 options en cours de validité au 1er juin 2001, 841 925 pouvaient être levées et 1 256 100 seront acquises au taux de 20 % par année à chacun des cinq anniversaires de la date de leur octroi.

Du panier original de 3 000 000 d'actions ordinaires constitué en 1997, il en restait 707 938 au 1er juin 2001. La Société a l'intention d'augmenter ce panier pour continuer à fournir un incitatif à long terme à ses employés à l'avenir. Voir « Modification du régime d'options d'achat d'actions pour augmenter le nombre maximal d'actions ordinaires réservées pour émission aux termes du régime ».

Options octroyées au cours du plus récent exercice parachevé

Le tableau ci-dessous présente un résumé des options octroyées aux termes du régime aux membres de la direction désignés au cours de l'exercice terminé le 31 mars 2001.

Nom	Nombre d'actions ordinaires sous-jacentes aux options octroyées	% du total d'options octroyées aux employés au cours de l'exercice	Prix de levée [1] ($/action)	Valeur marchande des actions ordinaires sous-jacentes aux options à la date de l'octroi ($/action) [1]	Date d'expiration
Emanuele (Lino) Saputo	-	-	-	-	-
Camillo Lisio	80 741	11,0	27,00	27,00	2010-04-01
Louis-Philippe Carrière	38 889	5,3	27,00	27,00	2010-04-01
Dino Dello Sbarba	38 889	5,3	27,00	27,00	2010-04-01
Pierre Leroux	38 889	5,3	27,00	27,00	2010-04-01

(1) Représente le cours de clôture des actions ordinaires à la Bourse de Toronto le 31 mars 2000, soit le jour précédant immédiatement la date de l'octroi.

Valeurs des options à la fin de l'exercice

Le tableau ci-dessous présente, pour chacun des membres de la direction désignés, un résumé des options levées au cours de l'exercice terminé le 31 mars 2001, de même qu'un résumé des options non levées et de la valeur des options en jeu non levées au 31 mars 2001 aux termes du régime. Il est à noter que les options non levées peuvent ne jamais être levées et que la valeur des options en jeu non levées peut ne jamais être réalisée.

Nom	Nombre d'actions ordinaires acquises à la levée	Valeur totale réalisée [1] ($)	Nombre d'options non levées au 31 mars 2001		Valeur des options en jeu non levées au 31 mars 2001 [1]	
			Pouvant être levées	Ne pouvant pas être levées	Pouvant être levées ($)	Ne pouvant pas être levées ($)
Emanuele (Lino) Saputo	--	--	-	-	-	-
Camillo Lisio [2]	--	--	69 848	146 062	1 080 996	1 201 482
Louis-Philippe Carrière	--	--	27 837	69 794	399 663	579 511
Dino Dello Sbarba	--	--	33 014	71 676	508 380	619 033
Pierre Leroux	--	--	27 992	67 601	425 984	588 070

(1) La valeur des options en jeu non levées à la fin de l'exercice correspond à la différence entre le cours de clôture des actions ordinaires à la Bourse de Toronto le 31 mars 2001, soit 38 $ l'action, et le prix de levée de l'option.

(2) Après le départ de M. Lisio le 6 avril 2001, toutes ses options seront levées ou résiliées conformément au régime.

CESSATION D'EMPLOI ET CHANGEMENT DE CONTRÔLE

Aucun contrat d'emploi, aucune entente ni aucun autre engagement relatif à l'emploi, à une cessation d'emploi, à un changement de contrôle ou à un changement de responsabilités à la suite d'un changement de contrôle n'existe entre la Société et des membres de sa haute direction.

COMITÉ DE RÉGIE D'ENTREPRISE ET DES RESSOURCES HUMAINES

Composition du comité

Le comité de régie d'entreprise et des ressources humaines (le *comité de régie d'entreprise*) est composé de trois membres du conseil d'administration, soit deux administrateurs pouvant être considérés comme reliés à la Société (MM. Emmanuele (Lino) Saputo et André Bérard) et un administrateur non relié (M. Pierre Bourgie). Voir « Énoncé des pratiques de régie d'entreprise - Composition du conseil et de ses comités ».

Mandat du comité

Le comité a été créé le 28 octobre 1997 et le conseil d'administration lui a attribué diverses fonctions qui peuvent être résumées comme suit:

(i) réviser la politique de rémunération de la haute direction de la Société;

(ii) décider des octrois d'options et des objectifs de performance financière relatifs aux primes de la haute direction de la Société;

(iii) réviser les pratiques de régie d'entreprise de la Société et faire des recommandations au conseil d'administration à cet égard;

(iv) assurer la planification adéquate de la relève des dirigeants de la Société et faire des recommandations au conseil d'administration à cet égard;

(v) passer en revue la rémunération des administrateurs en leur qualité d'administrateurs et faire des recommandations au conseil d'administration à cet égard;

(vi) mettre en place un processus uniforme et transparent pour sélectionner des candidats en vue de leur élection au conseil d'administration et recruter de nouveaux candidats, et faire des recommandations au conseil d'administration à cet égard;

(vii) mettre en place un processus d'évaluation annuelle de l'efficacité du conseil d'administration et de ses divers comités.

Rapport sur la rémunération de la haute direction

Principes généraux régissant la rémunération de la haute direction

Au cours de l'exercice terminé le 31 mars 1999, la Société a révisé sa politique de rémunération à la suite d'une étude menée par des experts-conseils en rémunération. Au cours de cette étude, ces derniers ont analysé les politiques salariales de plusieurs sociétés de fabrication et de distribution en tenant compte de la taille de la Société, des marchés géographiques dans lesquels elle exerce ses activités et des responsabilités données à ses membres de la haute direction (le *groupe de comparaison*).

Au cours de l'exercice 2001, la rémunération des membres de la haute direction de la Société, y compris les membres de la direction désignés, comportait trois volets, soit le salaire de base, la prime et les options. La politique de rémunération de l'exercice 2001 a été déterminée sur la base des principes établis durant l'exercice 1999. Le comité de régie d'entreprise est d'avis que la nouvelle politique de rémunération se compare à celle de sociétés canadiennes de même envergure ayant des activités aux États-Unis.

Le texte qui suit présente un résumé des principes selon lesquels la rémunération de la haute direction a été établie pour l'exercice 2001. La politique de rémunération vise à recruter et à retenir des personnes compétentes et capables d'assurer le succès à court et à long terme de la Société.

Salaire de base

Pour l'exercice 2001, le salaire de base a été réévalué en fonction des principes établis durant l'exercice 1999 après l'étude du groupe de comparaison et selon des critères plus subjectifs comme l'équité interne et la performance antérieure de chaque membre de la haute direction. Le salaire de base se situe dans le haut de la fourchette des salaires versés par les sociétés canadiennes faisant partie du groupe de comparaison et dans le bas de la fourchette des salaires offerts par les sociétés américaines. Étant donné l'importance des activités de la Société aux États-Unis, une partie du salaire de base des membres de la direction désignés (à l'exception du chef de la direction) pour l'exercice 2001 a été versée en dollars américains afin qu'il soit tenu compte des systèmes de rémunération aux États-Unis pour des postes semblables.

Le comité de régie d'entreprise est d'avis que le salaire de base reflète les salaires offerts pour des postes comportant des responsabilités et une complexité comparables, ainsi que les critères d'équité interne et les compétences et l'expérience des membres de la haute direction de la Société.

Primes incitatives annuelles

Pour l'exercice 2001, le comité de régie d'entreprise a établi, en début d'exercice, les objectifs de rendement financier à atteindre par la Société ainsi que le montant de la prime maximale pouvant être versée à chaque membre de la haute direction si les objectifs sont atteints.

Selon le régime, une prime ne pouvait être versée que si la Société atteignait au moins 85 % des objectifs de rendement financier et, dans ce cas, les paiements étaient proportionnels au niveau ainsi atteint. Ainsi, la prime maximale à payer à chaque membre de la haute direction ne lui était versée que si la Société atteignait ou dépassait les objectifs de rendement fixés en début d'exercice.

Pour l'exercice 2001, la prime versée à chaque membre de la haute direction autre que le chef de la direction représentait entre 38,6 % et 52,8 % de son salaire de base. Étant donné l'importance des activités de la Société aux États-Unis, comme pour le salaire de base, une partie des primes a été versée en dollars

américains afin qu'il soit tenu compte des systèmes de rémunération aux États-Unis pour des postes semblables.

Après examen du régime de primes, le comité de régie d'entreprise est d'avis que les principes sous-jacents sont suffisamment définis et qu'ils encouragent bien les membres de la haute direction à se surpasser.

Régime d'intéressement à long terme

Des options d'achat d'actions ordinaires peuvent être octroyées à l'occasion aux membres de la haute direction et autres employés clés aux termes du régime d'options d'achat d'actions pour les encourager à rechercher la rentabilité à long terme et à optimiser le rendement tiré par les actionnaires.

Le 1er avril 2000, le comité de régie d'entreprise a octroyé des options à des membres de la haute direction pour l'exercice terminé le 31 mars 2001. Le nombre d'options octroyées variait en fonction du poste occupé et représentait un pourcentage du salaire de base, sans tenir compte du nombre d'options déjà détenu par l'intéressé. Voir « Régime d'options d'achat d'actions » pour connaître les modalités sur les options, y compris les périodes d'acquisition.

Chef de la direction

Pour l'exercice 2001, le salaire de base et la prime ainsi que l'évaluation de la performance du chef de la direction ont été basés sur les mêmes principes que ceux établis pour les autres membres de la haute direction de la Société.

Au cours de l'exercice 2001, aucune option n'a été octroyée au chef de la direction étant donné que sa participation à titre de principal actionnaire de la Société constitue une mesure d'intéressement à long terme suffisante.

Les membres du comité de régie d'entreprise dont le nom figure ci-après ont approuvé le rapport présenté ci-dessus et son inclusion dans la présente circulaire de sollicitation de procurations.

André Bérard, président
Pierre Bourgie
Emanuele (Lino) Saputo

GRAPHIQUE DE RENDEMENT

Le graphique qui suit compare, sur une base annuelle, le rendement cumulatif total d'un placement de 100 $ dans les actions ordinaires avec celui de l'indice TSE 300 de la Bourse de Toronto au cours de la période commençant le 15 octobre 1997, date de l'inscription des actions ordinaires à la cote de cette bourse, et se terminant le 31 mars 2001.


Rendement cumulatif total depuis le premier appel public à l'épargne
Placement fait le 15 octobre 1997
15 octobre 1997 = 100
275
250
225
200
175
150
125
100
75
97-10-15
98-03-31
99-03-31
00-03-31
01-03-31
Saputo
TSE 300

	97-10-15	98-03-31	99-03-31	00-03-31	01-03-31
SAPUTO	100	217	234	161	229
TSE 300	100	107	95	138	112

RÉMUNÉRATION DES ADMINISTRATEURS

Chaque administrateur qui n'est pas dirigeant ni employé salarié de la Société touche une rémunération annuelle de 18 000 $ ainsi que des jetons de présence de 750 $ par réunion du conseil d'administration ou de l'un de ses comités à laquelle il assiste. Le président d'un comité touche aussi une rémunération annuelle supplémentaire de 3 000 $. Au cours de l'exercice 2001, la Société a octroyé à chaque administrateur qui n'est pas dirigeant ni employé salarié de la Société 1 000 options aux termes du régime d'options d'achat d'actions pour ses services en qualité d'administrateur de la Société. Voir « Régime d'options d'achat d'actions ».

ASSURANCE DES ADMINISTRATEURS ET DIRIGEANTS

La Société souscrit une assurance de la responsabilité civile de 25 millions de dollars pour ses administrateurs et membres de la direction en tant que groupe. Pour l'exercice 2001, la prime annuelle totale de cette assurance s'est élevée à environ 99 000 $, dont la totalité a été payée par la Société et imputée au revenu.

PRÊTS AUX MEMBRES DE LA HAUTE DIRECTION

Aucun des administrateurs et autres membres de la haute direction de la Société, ni aucune des personnes avec qui ils ont des liens, n'a contracté de dettes envers la Société, que ce soit sous forme de prêts ou d'avances.

ÉNONCÉ DES PRATIQUES DE RÉGIE D'ENTREPRISE

Généralités

La Bourse de Toronto exige que chaque société inscrite et constituée au Canada présente ses pratiques en matière de régie d'entreprise en faisant des renvois à une série de lignes directrices (les *lignes directrices*). Ces lignes directrices (qui ne sont pas obligatoires) traitent de la composition des conseils et des comités, de leurs fonctions, de leur indépendance par rapport à la direction ainsi que d'autres moyens d'assurer des pratiques saines en matière de régie d'entreprise.

Le comité de régie d'entreprise doit examiner les lignes directrices et recommander au conseil d'administration les mesures précises que la Société devrait prendre à cet égard. En juin 2001, le conseil d'administration s'est réuni pour discuter du rapport du comité de régie d'entreprise et adopter les résolutions nécessaires.

Le texte qui suit est un résumé des pratiques de régie d'entreprise de la Société ainsi que des projets du conseil d'administration visant à mieux assurer la conformité aux lignes directrices au cours des exercices actuel et futurs.

Mandat du conseil

Le conseil d'administration a pour mandat de superviser la gestion des affaires internes et commerciales de la Société. Afin de mieux remplir son mandat, il a reconnu officiellement sa responsabilité à l'égard, entre autres, de ce qui suit:

(i) passer en revue, au moins une fois par année, l'orientation stratégique de la Société et les mesures prises à cet égard;

(ii) repérer, avec la direction, les principaux risques liés aux activités de la Société et mettre en place des systèmes permettant de les gérer;

(iii) bien planifier la relève des membres de la direction, notamment la nomination, la formation et la supervision de ceux-ci;

(iv) maintenir une politique de communication efficace avec les actionnaires, les investisseurs institutionnels et les intervenants des marchés financiers;

(v) superviser l'efficacité des systèmes de contrôle interne et d'information de gestion.

Le conseil a pris, au besoin, des mesures précises à cet égard. Certaines de ces responsabilités ont été déléguées au comité de régie d'entreprise et au comité de vérification. Voir « Comité de régie d'entreprise et des ressources humaines - Mandat du comité » et « Énoncé des pratiques de régie d'entreprise - Comité de vérification ».

Composition du conseil et de ses comités

Les lignes directrices recommandent qu'un conseil d'administration soit composé en majorité de personnes qui sont des *administrateurs non reliés*. Si la société compte un actionnaire important, le conseil devrait inclure, outre une majorité d'administrateurs non reliés, un certain nombre d'administrateurs qui n'ont pas d'intérêts dans la société ou l'actionnaire important ni de relations avec la société ou l'actionnaire important, de manière à refléter équitablement le placement des autres actionnaires dans la société. Au sens des lignes directrices, l'*administrateur non relié* est un administrateur indépendant de la direction et n'ayant aucun intérêt ni aucune relation, y compris des relations d'affaires, mais à l'exclusion d'intérêts ou de relations découlant simplement de son actionnariat, qui soit susceptible de nuire d'une façon importante à sa capacité d'agir au mieux des intérêts de la société, ou qui soit raisonnablement susceptible d'être perçu comme ayant cet effet. Les lignes directrices recommandent aussi que le conseil d'administration revoie sa taille pour s'assurer que le nombre d'administrateurs convient à sa situation.

Actuellement, le conseil est composé d'une majorité d'administrateurs reliés à la Société et à la famille Saputo, qui est l'actionnaire important (Voir « Actions comportant droit de vote et principaux porteurs »). Il y a trois administrateurs non reliés, soit MM. Pierre Bourgie, Claude Blanchet et Louis A. Tanguay, dont la présence reflète bien le placement des actionnaires minoritaires dans la Société. Mmes Caterina Monticciolo et Patricia Saputo sont considérées reliées puisqu'elles font partie de la famille Saputo, et M. André Bérard est considéré relié en raison de son poste de président du conseil et chef de la direction d'une banque à charte canadienne qui agit comme prêteur et co-mandataire du consortium bancaire aux termes de certaines facilités de crédit de la Société. Au cours de l'exercice 1999, la Société a reconnu que pour respecter la ligne directrice, des modifications devraient être apportées à la composition du conseil d'administration de la Société.

Le conseil a donc approuvé la recommandation du comité de régie d'entreprise selon laquelle les modifications de la composition du conseil devront se faire sur une période qui permettrait une intégration ordonnée des nouveaux administrateurs sans nuire au cours normal des activités. La Société a indiqué, au cours de l'exercice 1999, son intention d'ajouter deux administrateurs non reliés au conseil au cours des quatre prochaines années. Au cours de l'exercice 2001, M. Claude Blanchet a été élu au conseil d'administration et la direction a l'intention d'ajouter un administrateur non relié au cours des deux prochaines années. Après la nomination de l'administrateur non relié supplémentaire, le nombre d'administrateurs non reliés sera presque égal à celui des administrateurs reliés. Au cours de l'exercice 2001, les statuts et règlements généraux de la Société ont été modifiés pour autoriser les administrateurs à nommer d'autres administrateurs entre les assemblées des actionnaires. Cela devrait permettre à la Société de mieux se conformer aux lignes directrices. Après avoir révisé sa taille, le conseil a décidé qu'un nombre de sept à neuf administrateurs convient à la prise de décision.

Une autre ligne directrice recommande que les comités du conseil soient généralement composés d'administrateurs externes, dont une majorité d'administrateurs non reliés. Une ligne directrice énonce également que le comité de vérification devrait être composé uniquement d'administrateurs externes.

À l'heure actuelle, la Société a deux comités : le comité de vérification et le comité de régie d'entreprise. Le comité de vérification est actuellement composé uniquement d'administrateurs externes et d'un nombre égal d'administrateurs reliés et non reliés. Le comité de régie d'entreprise est composé d'une majorité d'administrateurs externes et reliés. La Société a présentement l'intention de modifier la composition de ses comités en parallèle avec celle du conseil afin : (i) de nommer un administrateur externe non relié au sein du comité de régie d'entreprise, qui sera alors composé d'un nombre égal d'administrateurs reliés et non reliés; (ii) que le comité de vérification soit composé d'une majorité d'administrateurs non reliés.

Le texte qui suit donne une description des comités du conseil ainsi que de leur mandat.

Comité de vérification

Le comité de vérification a pour mandat de passer en revue : (i) les états financiers annuels et trimestriels de la Société et certains autres documents de divulgation publique exigés par les autorités réglementaires; (ii) la nature et la portée de la vérification annuelle proposée par les vérificateurs et la direction; (iii) avec les vérificateurs et la direction, le caractère adéquat des systèmes de contrôle interne et d'information de gestion de la Société, et présenter des rapports trimestriels au conseil d'administration à cet égard. Le comité de vérification est actuellement composé de Claude Blanchet, Caterina Monticciolo, CA, Patricia Saputo, CA, PF, et Louis A. Tanguay.

Comité de régie d'entreprise et des ressources humaines

La composition et le mandat du comité de régie d'entreprise sont énoncés ci-dessus à la rubrique « Comité de régie d'entreprise et des ressources humaines ».

Indépendance par rapport à la direction et évaluation du conseil et des administrateurs

Les lignes directrices précisent que pour assurer l'indépendance du conseil, le président du conseil ne devrait pas être membre de la direction. M. Emanuele (Lino) Saputo agit à titre de président du conseil et de chef de la direction de la Société. Après discussion, le conseil a conclu que M. Saputo demeurerait président du conseil. Le conseil d'administration a approuvé la recommandation du comité de régie d'entreprise et délégué au président de ce comité la charge de s'assurer que l'indépendance du conseil est constamment maintenue. Le conseil est présentement composé de huit administrateurs, dont seulement deux sont membres de la direction.

Le comité de régie d'entreprise est responsable de la mise en œuvre d'un processus d'évaluation de l'efficacité de chacun des administrateurs, du conseil d'administration et des divers comités de celui-ci.

Divers

Le conseil d'administration juge que l'orientation et la formation des nouveaux administrateurs représentent un élément important d'une saine régie d'entreprise. En s'assurant que ses membres sont bien informés des activités de la Société, le conseil considère qu'il se conforme aux lignes directrices.

Dans certaines circonstances, un administrateur peut avoir à retenir les services d'un conseiller professionnel indépendant aux frais de la Société. Le comité de régie d'entreprise établira s'il existe ou non des circonstances qui justifient le recours à de tels conseillers.

De plus, il y a lieu de se reporter à la définition du mandat du comité de régie d'entreprise pour avoir des précisions sur les autres mesures prises pour assurer une plus grande conformité aux lignes directrices et une plus grande efficacité du conseil d'administration.

DIRIGEANTS ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

La Société fournit à l'occasion des services à d'autres sociétés contrôlées par les actionnaires de Saputo, ou en reçoit d'elles, moyennant une contrepartie égale à la juste valeur marchande de ces services.

M. André Bérard est président du conseil et chef de la direction d'une banque à charte canadienne qui agit à titre de prêteur et de co-mandataire pour le consortium bancaire aux termes de certaines facilités de crédit de la Société.

NOMINATION DES VÉRIFICATEURS

Deloitte & Touche, comptables agréés, agissent comme vérificateurs de la Société depuis 1992.

Sauf révocation de l'autorisation de voter en faveur de la nomination de Deloitte & Touche, les personnes dont le nom figure sur le formulaire de procuration ont l'intention de voter POUR la nomination de Deloitte & Touche, comptables agréés, comme vérificateurs de la Société et POUR autoriser le conseil d'administration à établir la rémunération de ces derniers. Ces derniers seront en fonction jusqu'à la prochaine assemblée annuelle des actionnaires ou jusqu'à la nomination de leurs successeurs.

MODIFICATION DU RÉGIME D'OPTIONS D'ACHAT D'ACTIONS POUR AUGMENTER LE NOMBRE MAXIMAL D'ACTIONS ORDINAIRES RÉSERVÉES POUR ÉMISSION AUX TERMES DU RÉGIME.

Mis sur pied en 1997, le régime prévoit qu'un maximum de 3 000 000 d'actions ordinaires peuvent être émises aux termes de celui-ci. Du panier original de 3 000 000 d'actions ordinaires, il en restait 707 938 au 1er juin 2001. La Société a l'intention d'augmenter ce panier pour continuer à fournir un incitatif à long terme à ses employés. En juin 2001, le conseil d'administration a approuvé des modifications (la *modification*) au régime qui consistent à porter de 3 000 000 à 7 000 000 le nombre maximal d'actions ordinaires réservées pour émission aux termes de celui-ci, soit environ 13,6 % du nombre total d'actions ordinaires en circulation.

Le 22 mai 2001, la Bourse de Toronto a donné son approbation préalable pour la modification. La résolution spéciale suivante sera soumise à l'approbation des actionnaires à l'assemblée.

> « **IL EST RÉSOLU** que la modification du régime approuvée par le conseil d'administration le 5 juin 2001 soit approuvée et ratifiée par les présentes, et elle l'est de sorte que le nombre maximal d'actions ordinaires réservées pour émission aux termes du régime passe de 3 000 000 à 7 000 000. »

Pour que cette résolution produise ses effets, la Bourse de Toronto exige qu'elle soit approuvée à la majorité des voies exprimées à l'assemblée, à l'exception des droits de vote afférents aux actions ordinaires dont les porteurs véritables sont des initiés à qui des actions peuvent être émises aux termes du régime et les personnes qui leur sont liées. Le 1er juin 2001, des initiés et des personnes qui leur sont liées étaient propriétaires véritables d'un total de 35 123 644 actions ordinaires, soit 68 % des actions ordinaires en circulation.

À moins que le formulaire de procuration n'indique l'intention du porteur de voter contre cette résolution, les personnes dont le nom figure sur le formulaire de procuration ont l'intention de voter POUR la modification.

GÉNÉRALITÉS

Sauf indication contraire, les renseignements figurant aux présentes sont fournis en date du 1er juin 2001. À l'heure actuelle, la direction de la Société n'est au courant d'aucune question qui pourrait être soumise à l'assemblée autre que celles indiquées dans l'avis de convocation. Si d'autres questions non connues sont soumises à l'assemblée en bonne et due forme, les personnes nommées dans le formulaire de procuration voteront sur ces questions selon leur meilleur jugement.

APPROBATION DES ADMINISTRATEURS

Les administrateurs de la Société ont approuvé le contenu et l'envoi de la présente circulaire.

Saint-Léonard (Québec), le 5 juin 2001

Le président du conseil,

Emanuele (Lino) Saputo

QUEBECOR MERRILL
CANADA INC.
Imprimé au Canada


SAPUTO

SAPUTO INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of the holders of common shares of SAPUTO INC. will be held in the Laval room of the Hotel Sheraton Laval, 2440 autoroute des Laurentides, Laval, Québec, on August 1, 2001 at 11:00 a.m. (local time) for the following purposes:

(1) to receive the consolidated balance sheet, the consolidated statement of earnings and retained earnings and the consolidated statement of cash flows for the year ended March 31, 2001 and the auditors' report relating thereto;

(2) to elect directors for the ensuing year;

(3) to appoint auditors for the ensuing year and authorize the directors to fix their remuneration;

(4) to approve, ratify and confirm the proposed amendment to the Stock Option Plan; and

(5) to transact such other business as may properly come before the meeting and any adjournment thereof.

The management proxy circular for the meeting is appended to this Notice. A copy of the annual report to shareholders and a form of proxy for the meeting are also enclosed with this Notice.

Saint-Léonard, Québec, June 5, 2001.

BY ORDER OF THE BOARD OF DIRECTORS

Louis-Philippe Carrière, CA
Executive Vice-President,
Finance and Administration and Secretary

Holders of common shares may exercise their rights by attending the meeting or by completing a form of proxy. The holders of common shares who will be unable to attend the meeting in person are kindly asked to sign the enclosed form of proxy and return it in the stamped envelope provided as soon as possible. Your shares will be voted in accordance with your instructions as indicated on the proxy. If the proxy does not provide for any instructions, the persons whose names are printed on the form will vote in favour of the proposals made by Management.

SAPUTO INC.

MANAGEMENT PROXY CIRCULAR

This Circular is furnished in connection with the solicitation by the Management of SAPUTO INC. (the "Company") of proxies which will be used to vote at the Annual and Special Meeting (the "Meeting") of the holders of common shares of the Company (the "Common Shares") to be held on August 1, 2001, at the time and place and for the purposes set forth in the foregoing Notice and at any adjournment thereof.

The solicitation of proxies will be made primarily by mail. However, the management of the Company may solicit proxies at a nominal cost by telephone, telecopier or by personal interview. The Company will pay brokers and other persons holding shares for others their reasonable expenses for sending proxy material to beneficial owners in order to obtain voting instructions. The Company will bear all expenses in connection with the solicitation of proxies.

PROXIES

In order to be voted at the Meeting, a proxy must be received by the Secretary of the Company at least 48 hours prior to the Meeting. A proxy may be revoked at any time by the person giving it to the extent that it has not been exercised. A proxy may be revoked by filing a written notice with the Secretary of the Company if this notice is received no later than the business day preceding the Meeting. The powers of the proxy holders may also be revoked if the holder of Common Shares attends the Meeting in person and so requests.

The persons whose names are printed on the enclosed form of proxy are directors and executive officers of the Company. **Every holder of Common Shares has the right to appoint a person (who need not be a shareholder) other than those whose names are printed on the form of proxy to act on his behalf at the Meeting. To exercise this right, the holder of Common Shares must insert his nominee's name in the blank space provided for such purpose in the form of proxy or prepare another proxy in proper form.**

The persons whose names are printed on the enclosed form of proxy will vote all the shares in respect of which they are appointed to act in accordance with the instructions indicated on the form of proxy. **If the form of proxy does not provide for any instructions, these persons will vote in favour of the proposals made by Management.**

Every proxy given to any of the persons named in the form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to any other matter that may properly come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The Common Shares are the only securities of the share capital of the Company which carry voting rights. As at June 1, 2001, the Company had 51,291,047 Common Shares outstanding. Each Common Share entitles its holder to one vote.

Only holders of Common Shares of record at 5:00 p.m. on June 22, 2001 will be entitled to receive the Notice. They will also be entitled to vote at the Meeting and at any adjournment thereof unless their Common Shares have been transferred and the transferee has produced properly endorsed certificate(s) representing the transferred Common Shares or has otherwise established ownership of the transferred Common Shares and has requested, at least 10 days before the Meeting, that such transferee's name be duly entered on the list of shareholders of the Company, in which case the transferee shall exercise the voting rights attached to the Common Shares.

In connection with the Company's initial public offering in October 1997 (the "Initial Public Offering"), the initial shareholders of the Company, being Gestion Jolina Inc., a holding company controlled by Mr. Emanuele (Lino) Saputo, and the holding companies owned and controlled by Emanuele (Lino) Saputo's brothers and sisters and their families and G. De Lucia Holdings Inc. (collectively, the "Saputo Shareholders") entered into an agreement governing their relationship as shareholders of the Company. Under this agreement, Gestion Jolina Inc. has been granted by all other Saputo Shareholders a power of attorney to vote all of the Common Shares held by them at the time of the Initial Public Offering, which combined with the 20,525,304 shares held by Gestion Jolina Inc. represented, as of June 1, 2001, 33,800,037 Common Shares or 66% of all of the outstanding Common Shares. The agreement will terminate on the earlier of December 31, 2007 or the day on which Mr. Saputo ceases to control Gestion Jolina Inc.

To the knowledge of the Company's directors and executive officers, on June 1, 2001, the only persons or companies who or which owned of record or beneficially, directly or indirectly, or exercised control or direction over 10% or more of the issued and outstanding Common Shares were the following:

Name and municipality of residence	Type of ownership	Number of Common Shares	Percentage of class
Gestion Jolina Inc. .... Montréal, Québec	of record proxy	20,525,304 [(1)] 8,947,186 [(2)]	40.0 % 17.4 %
Placements Italcan Inc. .... Laval, Québec	of record	5,314,307 [(2)]	10.4 %

(1) Includes 3,811,137 Common Shares held by Jolina Capital Inc., the sole shareholder of Gestion Jolina Inc.

(2) 4,327,547 of these 5,314,307 Common Shares are voted by proxy by Gestion Jolina Inc. in addition to the 8,947,186 Common Shares indicated above.

ELECTION OF DIRECTORS

For fiscal 2002, Management proposes that the Board of Directors be composed of eight members. **Except where the authority to vote in favour of the directors is withheld, the persons whose names are printed on the form of proxy intend to vote FOR the election of the eight nominees whose names are set forth in the following table.** Each director elected will hold office until the next annual meeting or until that director's successor is duly elected, unless the office is vacated earlier in accordance with the relevant provisions of the applicable laws.

The following table sets forth, for each person nominated by Management for election as a director, his name and municipality of residence, the year in which he first became a director, the principal occupation of each nominee and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised by each nominee as at June 1, 2001.

Name and municipality of residence	Director since	Principal occupation	Common Shares beneficially owned or over which control or direction was exercised
EMANUELE (LINO) SAPUTO [(2)] Senneville, Québec	1992	Chairman of the Board and Chief Executive Officer of the Company	33,800,037 [(1)]
ANDRÉ BÉRARD [(2)] Verdun, Québec	1997	Chairman of the Board and Chief Executive Officer of a Canadian Chartered Bank	2,500
CLAUDE BLANCHET [(3)] Ile-Bizard, Québec	2000	Chairman of the Board, President and Chief Executive Officer of Société générale de financement du Québec	--
PIERRE BOURGIE [(2)] Outremont, Québec	1997	President and Chief Executive Officer of Société Financière Bourgie Inc. (a holding company)	230,000
CATERINA MONTICCIOLO, CA [(3)] Laval, Québec	1997	Controller of Placements Vigica Inc. (a holding company)	59,500
LINO A. SAPUTO, JR. Westmount, Québec	2001	Executive Vice-President, Operations of the Company	16,588
PATRICIA SAPUTO, CA, FP [(3)] Laval, Québec	1999	President of Pasa Holdings Inc. (a holding company)	8,600
LOUIS A. TANGUAY [(3)] Laval, Québec	1997	President and Chief Executive Officer of Bell Canada International	2,000

(1) The shares are held by Jolina Capital Inc. and Gestion Jolina Inc., both of which are holding companies controlled by Mr. Emanuele (Lino) Saputo, and by other holding companies owned and controlled by his brothers and sisters and their families, which have granted to Gestion Jolina Inc. a power of attorney to vote all of the Common Shares held by them at the time of the Company's Initial Public Offering. See "Voting Shares and Principal Holders of Voting Shares".

(2) Members of the Corporate Governance and Human Resources Committee.

(3) Members of the Audit Committee.

During the last five years, all of the above nominees have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their name or with related or affiliated companies, except for: Mr. Claude Blanchet, who, prior to April 1997, was President-General Manager of Fonds de solidarité des travailleurs du Québec (FTQ); Mr. Pierre Bourgie who, prior to January 1997, was President and Chief Executive Officer of Urgel Bourgie Inc. (funeral services); Ms. Caterina Monticciolo who, from January 1995 to October 1996, was a financial analyst with the Company and prior thereto was an accountant with Deloitte & Touche (an accounting firm); Mr. Lino A. Saputo, Jr., who, from January 1, 2000 to January 15, 2001, was Assistant to the President of Uniforêt Inc. (a lumber company); and Ms. Patricia Saputo who, prior to July 1998, was a Senior Tax Manager with Deloitte & Touche.

Information as to shares beneficially owned by each nominee, or over which each exercised control or direction, as at June 1, 2001, has been furnished by the nominees individually as such information is not within the knowledge of the Company.

EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned during the fiscal years ended March 31, 2001, 2000 and 1999, as salary, bonus or otherwise, by the five most highly compensated senior executives of the Company (collectively, the "Named Executive Officers"). Certain aspects of this compensation are dealt with in further detail in the following tables.

		Annual compensation			Long-term compensation	
					Awards	
Name and principal occupation	Year	Salary [(1)] ($)	Bonus [(1)] ($)	Other annual compensation[(2)] ($)	Number of Common Shares under options granted	All other compensation ($)
Emanuele (Lino) Saputo Chairman of the Board and Chief Executive Officer	2001 C$ 2000 C$ 1999	400,000 400,000 400,000	200,000 200,000 200,000	- - -	- - -	- - -
Camillo Lisio [(3)] President and Chief Operating Officer	2001 C$ 2001 US$ 2000 C$ 2000 US$ 1999	218,000 327,000 180,000 270,000 300,000	115,000 165,000 85,000 120,000 125,000	- - - - -	32,296 48,445 18,275 27,410 24,425	- - - - -
Louis-Philippe Carrière Executive Vice-President Finance and Administration and Secretary	2001 C$ 2001 US$ 2000 C$ 2000 US$ 1999	140,000 210,000 110,000 165,000 225,000	59,000 81,000 49,000 66,000 80,000	- - - - -	15,556 23,333 8,376 12,563 12,215	- - - - -
Dino Dello Sbarba Executive Vice-President Sales, Marketing and Logistics	2001 C$ 2001 US$ 2000 C$ 2000 US$ 1999	140,000 210,000 110,000 165,000 225,000	59,000 81,000 49,000 66,000 80,000	- - - - -	15,556 23,333 8,376 12,563 12,215	- - - - -
Pierre Leroux Executive Vice-President Human Resources and Quality Assurance [(4)]	2001 C$ 2001 US$ 2000 C$ 2000 US$ 1999	140,000 210,000 100,000 150,000 190,000	59,000 81,000 49,000 66,000 80,000	- - - - -	15,556 23,333 7,615 11,421 10,315	- - - - -

(1) Because of the nature of the Company's activities, a portion of the salary and bonus for each Named Executive Officer (other than Mr. Lino Saputo) for fiscal 2000 and 2001 was paid in Canadian dollars, with the balance paid in American dollars. Unless otherwise specified, all amounts are in Canadian dollars.

(2) Excluded from Other Annual Compensation are perquisites and other personal benefits which, in the aggregate, do not exceed the lesser of $50,000 and ten percent of the total annual salary and bonus of the Named Executive Officer for the year.

(3) On April 6, 2001, Mr. Lisio resigned as President and Chief Executive Officer.

(4) From January 1, 2000 to January 15, 2001, Mr. Leroux was also acting as Executive Vice-President Operations, on an interim basis.

The aggregate cash remuneration paid by the Company and its subsidiaries to the executive officers of the Company for services rendered during fiscal 2001, including salaries and bonuses, was $1,552,000 and US$1,365,000.

STOCK OPTION PLAN

On October 15, 1997, prior to the closing of its Initial Public Offering, the Company established a Stock Option Plan (the "Plan") for full-time employees, officers and directors of the Company. The purpose of the Plan is to attract and retain experienced and competent employees, officers and directors and to encourage share ownership by such persons.

The total number of Common Shares which may be issued pursuant to the Plan is 3,000,000 Common Shares. The maximum number of Common Shares which may be optioned in favour of any single individual shall not exceed the maximum number allowed pursuant to the rules of applicable regulatory authorities.

The terms, exercise price and number of Common Shares covered by each option as well as the vesting periods of such options are determined by the Corporate Governance and Human Resources Committee at the time the options are granted. However, the Plan provides that the exercise price may not be less than the closing price of the Common Shares on The Toronto Stock Exchange the business day immediately preceding the date of grant. Options granted under the Plan may not be assigned and expire ten years from the date of grant.

As at March 31, 2001, 1,650,978 options were outstanding. On April 1, 2001, the Corporate Governance and Human Resources Committee granted an aggregate of 628,704 options to participants under the Plan at an exercise price of $38 per share. Of the 2,098,025 options outstanding as at June 1, 2001, 841,925 options were exercisable and 1,256,100 will vest at a rate of 20% per year, on each of the five anniversaries of their date of grant.

As at June 1, 2001, 707,938 common shares remained available on the original basket of 3,000,000 Common Shares established in 1997. It is the Company's intention to increase this basket in order to continue providing a long-term incentive to its employees in the future. See "Amendment to the Stock Option Plan in order to increase the maximum number of Common Shares reserved for issuance under the Plan".

Options granted during the most recently completed fiscal year

The following table presents a summary of the options granted under the Plan to the Named Executive Officers during the fiscal year ended March 31, 2001.

Name	Number of Common Shares under options granted	% of total options granted to employees in financial year	Exercise price [(1)] ($/Share)	Market value of Common Shares underlying options on the date of grant ($/Share) [(1)]	Expiration date
Emanuele (Lino) Saputo	-	-	-	-	-
Camillo Lisio	80,741	11.0	27.00	27.00	04/01/2010
Louis-Philippe Carrière	38,889	5.3	27.00	27.00	04/01/2010
Dino Dello Sbarba	38,889	5.3	27.00	27.00	04/01/2010
Pierre Leroux	38,889	5.3	27.00	27.00	04/01/2010

(1) Corresponds to the closing price of the Common Shares on The Toronto Stock Exchange on March 31, 2000, which is the day immediately preceding the date of grant.

Fiscal year end option values

The following table presents, for each of the Named Executive Officers, a summary of the options exercised during the fiscal year ended March 31, 2001, as well as a summary of the unexercised options and of the value of the unexercised in-the-money options as at March 31, 2001 under the Plan. It should be noted that unexercised options may never be exercised and that the value of unexercised in-the-money options may never be realized.

Name	Number of Common Shares acquired on exercise	Aggregate value realized ($)	Number of unexercised options as at 03/31/01		Value of unexercised in-the-money options as at 03/31/01 [(1)]	
			Exercisable	Unexercisable	Exercisable ($)	Unexercisable ($)
Emanuele (Lino) Saputo	-	-	-	-	-	-
Camillo Lisio [(2)]	-	-	69,848	146,062	1,080,996	1,201,482
Louis-Philippe Carrière	-	-	27,837	69,794	399,663	579,511
Dino Dello Sbarba	-	-	33,014	71,676	508,380	619,033
Pierre Leroux	-	-	27,992	67,601	425,984	588,070

(1) The value of an unexercised in-the-money option at fiscal year-end is equal to the difference between the closing price of the Common Shares on The Toronto Stock Exchange on March 31, 2001, being $38 per share, and the exercise price of the option.
(2) Following Mr. Lisio's departure on April 6, 2001, all of his options will either be exercised or cancelled in accordance with the provisions of the Plan.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL

There is no contract, arrangement or any other understanding with respect to employment, termination of employment, a change of control or a change in responsibilities following a change of control, between the Company and any of the Company's senior executive officers.

CORPORATE GOVERNANCE AND HUMAN RESOURCES COMMITTEE

Composition of the Committee

The Corporate Governance and Human Resources Committee (the "Corporate Governance Committee") is composed of three members of the Board of Directors, being two directors considered related to the Company (Messrs. Emanuele (Lino) Saputo and André Bérard) and one unrelated director (Mr. Pierre Bourgie). See "Statement of Corporate Governance Practices - Composition of the Board and of its Committees".

Mandate of the Committee

The Committee was created on October 28, 1997 and has been assigned by the Board of Directors of the Company various functions which may be summarized as follows:

(i) the responsibility of reviewing the executive compensation policy of the Company;

(ii) the determination of option grants and financial performance targets for the bonuses of the executives of the Company;

(iii) the review of the Company's corporate governance practices and making recommendations to the Board of Directors with respect thereto;

(iv) the responsibility to ensure proper management succession planning for the Company and making recommendations to the Board of Directors with respect thereto;

(v) the review of the compensation of the directors in their capacity as directors and making recommendations to the Board of Directors with respect thereto;

(vi) the implementation of a uniform and transparent process for selecting nominees for election to the Board of Directors and the recruiting of new candidates for Board membership, and making recommendations to the Board of Directors with respect thereto; and

(vii) the implementation of a process to assess, on an annual basis, the effectiveness of the Board of Directors and its various committees.

Report on Executive Compensation

General Principles of Executive Compensation

During the year ended March 31, 1999, the Company revised its compensation policy following a review conducted by a compensation consulting firm. During such review, the compensation policies of several manufacturing companies and distributors were analysed in light of the size of the Company, the geographic markets in which it operates and the responsibilities given to its senior executives (the "Comparative Group").

For fiscal 2001, compensation for the senior executives of the Company, including the Named Executive Officers, was composed of three components: base salary, bonus and options. The compensation policy for fiscal 2001 was determined based on the principles established in fiscal 1999. The Corporate Governance Committee believes that the compensation policy is competitive with that offered by Canadian corporations of similar size having operations in the United States.

The following constitutes a summary of the principles based upon which the compensation of the senior executives was determined for fiscal 2001. The compensation policy is designed to attract and retain competent individuals who can ensure the current and long-term success of the Company.

Base Salary

For fiscal 2001, base salary was re-evaluated based on the principles established in fiscal 1999 following the review of the Comparative Group, as well as on more subjective criteria such as internal equity and prior performance of each senior executive. Base salary is competitive with the upper range of the base salaries offered by the Canadian corporations included in the Comparative Group and with the lower range offered by American corporations. A portion of the base salary of the Named Executive Officers (other than the Chief Executive Officer) for fiscal 2001 was paid in U.S. dollars in order to take into account compensation packages paid in the United States for similar positions, considering the importance of the Company's American operations.

The Corporate Governance Committee believes that the base salary reflects salaries offered for positions involving similar responsibilities and complexity, internal equity comparisons as well as the ability and experience of the Company's senior executives.

Annual Incentive

For fiscal 2001, the Corporate Governance Committee determined at the beginning of the fiscal year the financial performance targets which had to be achieved by the Company as well as the maximum amount of bonus which could be paid to each senior executive in the event the targets were met.

Under the plan, a bonus could only be paid if at least 85% of the financial performance targets were met by the Company, and, in this event, payments were made in proportion to the level so reached. Therefore, the maximum amount of bonus payable to a senior executive was only paid if the Company reached or exceeded the target levels set at the beginning of the fiscal year.

For fiscal 2001, the amount of bonus paid to each senior executive, other than the Chief Executive Officer, represented between 38.6% and 52.8% of his base salary. Like the base salary, a portion of the bonuses was paid in U.S. dollars in order to take into account compensation packages paid in the United States for similar positions, considering the importance of the Company's American operations.

The Corporate Governance Committee reviewed the bonus plan and believes that its underlying principles are sufficiently defined and adequately encourage the senior executives to excel.

Long-Term Incentive Plan

Options to purchase Common Shares may be granted from time to time to senior executives and other key employees pursuant to the Stock Option Plan in order to sustain a commitment to long-term profitability and maximize shareholder value.

On April 1, 2000, the Corporate Governance Committee granted options to senior executives for the fiscal year ended March 31, 2001. The number of options granted depended on the position held by each senior executive and represented a percentage of base salary, without taking into account the number of options already held by such senior executive. Refer to the section entitled "Stock Option Plan" for a discussion of the terms and conditions relating to the options, including vesting periods.

Chief Executive Officer

For fiscal 2001, the Chief Executive Officer's base salary and bonus and the evaluation of his performance were based upon the same principles as those used for the other senior executives of the Company.

During fiscal 2001, no options were granted to the Chief Executive Officer as his interest as principal shareholder constitutes a sufficient long-term incentive.

The members of the Corporate Governance Committee whose names are set forth below have approved the issue of the foregoing report and its inclusion in this proxy circular.

André Bérard, Chairman
Pierre Bourgie
Emanuele (Lino) Saputo

PERFORMANCE GRAPH

The following graph compares, on a yearly basis, the total cumulative shareholder return for $100 invested in the Common Shares with the TSE 300 Index of The Toronto Stock Exchange during the period starting October 15, 1997, when the Common Shares were listed on such exchange, and ending March 31, 2001.


Cumulative total return since IPO
Investment made on October 15, 1997
Saputo
TSE 300
October 15, 1997 = 100
275
250
225
200
175
150
125
100
75
10/15/97
03/31/98
03/31/99
03/31/00
03/31/01

	10/15/97	03/31/98	03/31/99	03/31/00	03/31/01
SAPUTO	100	217	234	161	229
TSE 300	100	107	95	138	112

COMPENSATION OF DIRECTORS

Each director who is not a salaried officer or employee of the Company is paid an annual fee of $18,000 and a further attendance fee of $750 for each meeting of the Board of Directors or any committee thereof. The Chairman of a committee is also paid an additional annual fee of $3,000. For fiscal 2001, each director who is not a salaried officer or employee of the Company was granted 1,000 options pursuant to the Company's Stock Option Plan in consideration for his services as director of the Company. See "Stock Option Plan".

DIRECTORS AND OFFICERS INSURANCE COVERAGE

The Company carries liability insurance in an amount limited to $25 million with respect to its directors and officers as a group. For fiscal 2001, the total annual premium in respect of such insurance was approximately $99,000 all of which was paid by the Company and charged to income.

INDEBTEDNESS OF EXECUTIVE OFFICERS

None of the directors and other executive officers of the Company, nor their associates, are indebted towards the Company in respect of loans or advances.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

The Toronto Stock Exchange has adopted a requirement that each listed company incorporated in Canada disclose its corporate governance practices with reference to a series of guidelines (the "Governance Guidelines"). These guidelines (which are not mandatory) address the constitution of boards and committees, their functions, their independence from Management and other means of ensuring sound corporate governance.

The Corporate Governance Committee has the responsibility of reviewing the Governance Guidelines and to report to the Board of Directors as to specific measures to be taken by the Company with respect thereto. In June 2001, a meeting of the Board of Directors was held to discuss the report of the Corporate Governance Committee and adopt the necessary resolutions.

The following is a summary of the corporate governance practices of the Company as well as the plans of the Board of Directors to assure a greater degree of compliance with the Governance Guidelines during the current and future fiscal years.

Mandate of the Board

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company. In order to better fulfil its mandate, the Board of Directors has formally acknowledged its responsibility for, among other matters,

(i) reviewing, at least once a year, the Company's strategic orientation and the plans established with respect thereto;

(ii) identifying, with Management, the principal risks of the Company's business and the systems put in place to manage these risks;

(iii) ensuring proper management succession planning, including appointing, training and monitoring senior management;

(iv) maintaining a proper communication policy with shareholders, institutional investors and participants in the financial market; and

(v) monitoring the efficiency of internal control and management information systems.

The Board has taken, when necessary, specific measures in this respect. Some of these duties were delegated to the Corporate Governance Committee and to the Audit Committee. See "Corporate Governance and Human Resources Committee - Mandate of the Committee" and "Statement of Corporate Governance Practices - Audit Committee".

Composition of the Board and of its Committees

The Governance Guidelines recommend that a board of directors be constituted with a majority of individuals who qualify as "unrelated directors". If a company has a significant shareholder, the board should include, in addition to a majority of unrelated directors, a number of directors who do not have interests in or relationships with either the company or the significant shareholder and which fairly reflects the investment in the company by shareholders other than the significant shareholder. The Governance Guidelines define an "unrelated director" as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. The Governance Guidelines also recommend that a board of directors should examine its size to ensure an appropriate number of directors in light of the circumstances.

The Board presently consists of a majority of directors who are related to the Company and to the Saputo family, the significant shareholder (see "Voting Shares and Principal Holders of Voting Shares"). There are three unrelated directors, being Messrs. Pierre Bourgie, Claude Blanchet and Louis A. Tanguay, whose presence adequately reflects the investment of minority shareholders in the Company. Ms. Caterina Monticciolo and Ms. Patricia Saputo are considered related as they are members of the Saputo family and Mr. André Bérard is considered related due to his position as Chairman and Chief Executive Officer of a Canadian chartered bank which acts as lender and co-agent for the banking syndicate under some of the Company's credit facilities. In fiscal 1999, the Corporation recognized that in order to comply with the Governance Guideline, changes would have to be made to the composition of the Board of Directors of the Company.

The Board therefore approved the recommendations made by the Corporate Governance Committee to the effect that any changes to the composition of the Board should be made over a period of time which would permit the methodical integration of the new directors without disturbing the normal course of business. The Company indicated, in fiscal 1999, its intention to add two unrelated directors to the Board over the course of the next four years. In fiscal 2001, Mr. Claude Blanchet was elected to the Board of Directors and Management intends to add an additional unrelated director over the course of the next two years. Further to the appointment of the additional unrelated director, the Board will be composed almost equally of related and unrelated directors. In fiscal 2001, the Company's Articles and By-Laws were amended to authorize the directors to appoint additional directors between shareholders' meetings. This should enable the Company to increase its level of compliance with the Governance Guidelines. After reviewing its size, the Board determined that a board of seven to nine directors is appropriate for decision-making purposes.

A further Governance Guideline recommends that board committees be generally comprised of outside directors, a majority of whom should be unrelated directors. A guideline also states that the Audit Committee should be composed of outside directors only.

The Company currently has two committees: the Audit Committee and the Corporate Governance Committee. The Audit Committee is presently composed exclusively of outside directors and equally of related and unrelated directors. The Corporate Governance Committee is composed of a majority of outside and related directors. It is currently the intention of the Company to modify the composition of its committees in parallel with that of the Board of Directors in order (i) for an outside and unrelated director to be appointed on the Corporate Governance Committee, which will then be composed equally of related and unrelated directors, and (ii) for the Audit Committee to be comprised of a majority of unrelated directors.

Set out below is a description of the committees of the Board and their mandate.

Audit Committee

The mandate of the Audit Committee is to review (i) the annual and quarterly financial statements of the Company and certain other public disclosure documents required by regulatory authorities, (ii) the nature and scope of the annual audit as proposed by the auditors and Management, and (iii) with the auditors and Management, the adequacy of the internal control and management information systems of the Company, and present quarterly reports to the Board of Directors with respect thereto. The Audit Committee is presently composed of Claude Blanchet, Caterina Monticciolo, CA, Patricia Saputo, CA, FP, and Louis A. Tanguay.

Corporate Governance and Human Resources Committee

The composition and mandate of the Corporate Governance Committee are outlined above under "Corporate Governance and Human Resources Committee".

Independence from Management and Evaluation of the Board and Directors

The Governance Guidelines provide that to ensure independence of a board, the chairman of the board should not be a member of management. Mr. Emanuele (Lino) Saputo is acting as Chairman of the Board and Chief Executive Officer of the Company. The Board concluded, after discussions, that Mr. Saputo should continue to act as Chairman of the Board. The Board of Directors approved the recommendation of the Corporate Governance Committee and delegated to the Chairman of this committee the responsibility of ensuring that the independence of the Board of Directors be maintained at all times. The Board is presently composed of eight directors, only two of whom are members of Management.

The Corporate Governance Committee is responsible for implementing a process to assess the effectiveness of each director, of the Board of Directors as a whole, and of the various committees of the Board of Directors.

Other

The Board of Directors considers that orienting and educating new directors is an important element of ensuring responsible corporate governance. By ensuring that Board members are properly informed of the business of the Company, the Board considers that it complies with the Governance Guidelines.

In certain circumstances, it may be appropriate for an individual director to engage an outside advisor at the expense of the Company. The Corporate Governance Committee will determine if the circumstances warrant the engagement of an outside advisor.

Furthermore, reference is made to the definition of the mandate of the Corporate Governance Committee for particulars of other measures taken to assure a greater degree of compliance with the Governance Guidelines and increase the effectiveness of the Board of Directors.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company may from time to time provide services to, or receive services from, other companies controlled by the Saputo Shareholders in consideration for a fee equal to the fair market value of such services.

Mr. André Bérard is the Chairman and Chief Executive Officer of a Canadian chartered bank which acts as lender and co-agent for the banking syndicate under some of the Company's credit facilities.

APPOINTMENT OF AUDITORS

Deloitte & Touche, chartered accountants, have been the auditors of the Company since 1992.

Except where the authority to vote in favour of the appointment of Deloitte & Touche is withheld, the persons whose names are printed on the form of proxy intend to vote FOR the appointment of Deloitte & Touche, chartered accountants, as auditors of the Company and to vote FOR authorizing the Board of Directors to determine their remuneration. The auditors will hold office until the next Annual Meeting or until their successors are appointed.

AMENDMENT TO THE STOCK OPTION PLAN IN ORDER TO INCREASE THE MAXIMUM NUMBER OF COMMON SHARES RESERVED FOR ISSUANCE UNDER THE PLAN

The Plan was established in 1997 and provides that a maximum of 3,000,000 Common Shares may be issued thereunder. As at June 1, 2001, 707,938 shares remained available on the original basket of 3,000,000 Common Shares. It is the Company's intention to increase this basket in order to continue providing a long-term incentive to its employees. In June 2001, the Board of Directors approved amendments (the "Amendment") to the Plan in order to increase the maximum number of Common Shares reserved for issuance thereunder from 3,000,000 to 7,000,000, which represents approximately 13.6% of the total number of Common Shares outstanding.

Pre-clearance for the Amendment has been granted by The Toronto Stock Exchange on May 22, 2001. The following special resolution will be submitted for approval by the Shareholders at the Meeting.

> "IT IS RESOLVED that the Amendment to the Plan approved by the Board of Directors on June 5, 2001 be and it is hereby approved, ratified and confirmed so as to increase the maximum number of Common Shares reserved for issuance under the Plan from 3,000,000 to 7,000,000."

In order for this resolution to be effective, The Toronto Stock Exchange requires that it be approved by a majority of the votes cast at the Meeting, other than votes attaching to Common Shares beneficially owned by insiders to whom shares may be issued pursuant to the Plan and their associates. On June 1, 2001, a total of 35,123,644 Common Shares were beneficially owned by insiders and their associates, representing 68% of the outstanding Common Shares.

Except where the form of proxy indicates the intention of the holder to vote against this resolution, the persons whose names are printed on the form of proxy intend to vote FOR the Amendment.

GENERAL

Except as otherwise specifically indicated, the information contained herein is given as at June 1, 2001. The Management of the Company presently knows of no matters to come before the Meeting other than matters identified in the Notice of Meeting. If any matters which are not known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters according to their best judgment.

APPROVAL OF THE DIRECTORS

The directors of the Company have approved the content and the sending of this Circular.

Saint-Léonard, Québec, June 5, 2001.

Emanuele (Lino) Saputo,
Chairman of the Board

QUEBECOR MERRILL
CANADA INC.
Printed in Canada



SAPUTO INC.

AVIS DE CONVOCATION
À L'ASSEMBLÉE GÉNÉRALE ANNUELLE ET EXTRAORDINAIRE
DES ACTIONNAIRES

AVIS EST PAR LES PRÉSENTES DONNÉ que l'assemblée générale annuelle et extraordinaire des porteurs d'actions ordinaires de SAPUTO INC. se tiendra le 7 août 2002 à 11 h (heure locale) dans le salon Laval de l'Hôtel Sheraton Laval, 2440, autoroute des Laurentides, Laval (Québec) aux fins suivantes :

(1) recevoir le bilan consolidé, l'état consolidé des résultats et des bénéfices non répartis et l'état consolidé des flux de trésorerie de l'exercice terminé le 31 mars 2002 ainsi que le rapport des vérificateurs s'y rapportant;

(2) élire les administrateurs pour le prochain exercice;

(3) nommer les vérificateurs pour le prochain exercice et autoriser les administrateurs à établir leur rémunération;

(4) approuver et ratifier les modifications proposées aux règlements généraux de la Société; et

(5) régler toute autre affaire qui pourrait être dûment soumise à l'assemblée et à toute reprise de celle-ci.

La circulaire de sollicitation de procurations pour l'assemblée est jointe à cet avis. Un exemplaire du rapport annuel aux actionnaires et un formulaire de procuration pour l'assemblée sont également joints à cet avis.

Saint-Léonard (Québec), le 4 juin 2002.

PAR ORDRE DU CONSEIL D'ADMINISTRATION

Louis-Philippe Carrière, CA
Vice-président exécutif,
finances et administration et secrétaire

Les porteurs d'actions ordinaires peuvent exercer leurs droits en assistant à l'assemblée ou en remplissant un formulaire de procuration. Les porteurs d'actions ordinaires qui ne pourront pas être présents à l'assemblée sont priés de bien vouloir signer le formulaire de procuration ci-joint et de le retourner dans l'enveloppe-réponse affranchie fournie à cette fin dans les meilleurs délais. Les droits de vote afférents à leurs actions seront exercés conformément aux instructions données dans la procuration. Si le formulaire de procuration ne contient aucune instruction, les personnes dont le nom figure sur le formulaire voteront en faveur des propositions faites par la direction.

SAPUTO INC.

CIRCULAIRE DE SOLLICITATION DE PROCURATIONS

La présente circulaire vous est remise dans le cadre de la sollicitation par la direction de SAPUTO INC. (la *Société*) de procurations qui seront utilisées pour voter à l'assemblée générale annuelle et extraordinaire (l'*assemblée*) des porteurs d'actions ordinaires de la Société (les *actions ordinaires*) qui se tiendra le 7 août 2002 à l'heure, au lieu et aux fins indiqués dans l'avis de convocation ci-joint, et à toute reprise de celle-ci.

La sollicitation de procurations se fait principalement par la poste. Toutefois, la direction de la Société peut également solliciter, à un coût minime, des procurations par téléphone, par télécopieur ou par des entrevues personnelles. La Société rembourse aux courtiers et autres personnes qui détiennent des actions pour le compte de tiers les frais raisonnables qu'ils engagent pour envoyer aux propriétaires véritables les documents relatifs aux procurations afin d'obtenir leurs instructions. Les frais de sollicitation sont à la charge de la Société.

PROCURATIONS

Pour que les droits de vote visés par la procuration puissent être exercés à l'assemblée, le secrétaire de la Société doit recevoir la procuration au moins 48 heures avant l'assemblée. La personne qui la donne peut la révoquer à tout moment jusqu'à ce que les droits de vote en cause soient exercés. La procuration peut être révoquée par un avis écrit adressé au secrétaire de la Société si ce dernier le reçoit au plus tard le jour ouvrable précédant l'assemblée. Les pouvoirs des fondés de pouvoir peuvent aussi être révoqués si le porteur d'actions ordinaires est présent à l'assemblée et qu'il en fait la demande.

Les personnes dont le nom figure sur le formulaire de procuration ci-joint sont administrateurs et membres de la haute direction de la Société. **Tout porteur d'actions ordinaires a le droit de nommer une personne (qui n'est pas nécessairement actionnaire de la Société) autre que les personnes dont le nom figure sur le formulaire de procuration pour agir en son nom à l'assemblée. Pour exercer ce droit, le porteur d'actions ordinaires doit inscrire le nom du fondé de pouvoir de son choix dans l'espace prévu à cet effet dans le formulaire de procuration ou préparer une autre procuration en bonne et due forme.**

Les personnes dont le nom figure sur le formulaire de procuration ci-joint exerceront les droits de vote afférents aux actions pour lesquelles elles ont reçu mandat conformément aux instructions données dans le formulaire de procuration. **Si le formulaire de procuration ne contient aucune instruction, ces personnes voteront en faveur des propositions faites par la direction.**

Toute procuration donnée à n'importe laquelle des personnes nommées dans le formulaire de procuration lui confère un pouvoir discrétionnaire pour les modifications des questions indiquées dans l'avis de convocation et pour toute autre question qui pourrait être dûment soumise à l'assemblée.

ACTIONS COMPORTANT DROIT DE VOTE ET PRINCIPAUX PORTEURS

Les actions ordinaires sont les seuls titres du capital-actions de la Société comportant droit de vote. Au 1er juin 2002, la Société avait 103 298 237 actions ordinaires en circulation. Chaque action ordinaire confère un droit de vote à son porteur.

Seuls les porteurs d'actions ordinaires inscrits à 17 h le 19 juin 2002 ont le droit de recevoir l'avis de convocation. Ils ont également droit de vote à l'assemblée et à toute reprise de celle-ci à moins qu'ils n'aient cédé leurs actions ordinaires et que le cessionnaire n'ait présenté le ou les certificats dûment endossé(s) représentant les actions ordinaires cédées ou qu'il n'ait prouvé autrement son droit de propriété sur celles-ci et qu'il n'exige, au moins 10 jours avant l'assemblée, l'inscription de son nom en bonne et due forme sur la liste des actionnaires, auquel cas le cessionnaire exerce les droits de vote afférents à ces actions ordinaires.

Dans le cadre du premier appel public à l'épargne de la Société en octobre 1997 (*le premier appel public à l'épargne*), les actionnaires initiaux de la Société, soit Gestion Jolina Inc., société de portefeuille contrôlée par M. Emanuele (Lino) Saputo, et les sociétés de portefeuille détenues et contrôlées par les frères et soeurs d'Emanuele (Lino) Saputo et leurs familles et G. De Lucia Holdings Inc. (collectivement, les *actionnaires de Saputo*) ont conclu une convention régissant leurs relations en qualité d'actionnaires de la Société. Aux termes de la convention, Gestion Jolina Inc. a reçu de tous les autres actionnaires de Saputo une procuration l'autorisant à exercer les droits de vote afférents à toutes les actions ordinaires qu'ils détenaient au moment du premier appel public à l'épargne, ce qui représentait, au 1er juin 2002, avec les 41 050 608 actions détenues par Gestion Jolina Inc., 67 600 074 actions ordinaires, soit 65,4 % de la totalité des actions ordinaires en circulation. La convention prend fin le jour où M. Saputo cesse de détenir le contrôle de Gestion Jolina Inc., mais au plus tard le 31 décembre 2007.

À la connaissance des administrateurs et des membres de la haute direction de la Société, au 1er juin 2002, les seules personnes physiques ou morales qui étaient propriétaires inscrits ou véritables, directs ou indirects, d'au moins 10 % des actions ordinaires émises et en circulation ou qui exerçaient un contrôle ou une emprise sur celles-ci étaient les suivantes :

Nom et lieu de résidence	**Type de propriété**	**Nombre d'actions ordinaires**	**% de la catégorie**
Gestion Jolina Inc.	Propriétaire inscrit	41 050 608 (1)	39,7 %
Montréal (Québec)	Procuration	17 894 372 (2)	17,3 %
Placements Italcan Inc.	Propriétaire inscrit	10 628 614 (2)	10,3 %
Laval (Québec)			

(1) Comprend 7 622 274 actions ordinaires détenues par Jolina Capital Inc., l'unique actionnaire de Gestion Jolina Inc.

(2) Les droits de vote afférents à 8 655 094 des 10 628 614 actions ordinaires détenues par Placements Italcan Inc. sont exercés par procuration par Gestion Jolina Inc., en plus des 17 894 372 actions ordinaires prévues ci-dessus.

ÉLECTION DES ADMINISTRATEURS

Pour l'exercice 2003, la direction propose que le conseil d'administration soit composé de huit membres. **Sauf lorsque l'autorisation de voter en faveur des administrateurs est révoquée, les personnes dont le nom figure sur le formulaire de procuration ont l'intention de voter POUR l'élection des huit candidats dont le nom figure au tableau ci-après.** Chaque administrateur élu demeurera en fonction jusqu'à la prochaine assemblée annuelle ou jusqu'à ce que son successeur soit dûment élu, à moins que son poste ne devienne vacant plus tôt conformément aux dispositions pertinentes des lois applicables.

Le tableau ci-dessous indique le nom et le lieu de résidence de chaque personne proposée par la direction comme candidat au poste d'administrateur, l'année au cours de laquelle chaque candidat est devenu administrateur pour la première fois, les principales fonctions de celui-ci et le nombre d'actions ordinaires dont il était, directement ou indirectement, propriétaire véritable ou sur lesquelles il exerçait un contrôle ou une emprise au 1er juin 2002.

Nom et lieu de résidence	Administrateur depuis	Fonctions principales	Actions ordinaires détenues en propriété effective ou sur lesquelles est exercé un contrôle ou une emprise
EMANUELE (LINO) SAPUTO (2) Senneville (Québec)	1992	*Président du conseil et chef de la direction de la Société*	67 600 074 (1)
ANDRÉ BÉRARD (2) Verdun (Québec)	1997	Président du conseil d'une banque à charte canadienne	5 000
CLAUDE BLANCHET (3) ÎLE-Bizard (Québec)	2000	Président du conseil, président et chef de la direction de la Société générale de financement du Québec	--
PIERRE BOURGIE (2) Outremont (Québec)	1997	Président et chef de la direction de la Société Financière Bourgie Inc. (société de portefeuille)	460 000
CATERINA MONTICCIOLO, CA (3) Laval (Québec)	1997	Présidente de Julvest Capital Inc. (société de portefeuille)	119 000
LINO A. SAPUTO, JR. Westmount (Québec)	2001	Président et chef de l'exploitation, division fromage (États-Unis)	33 176
PATRICIA SAPUTO, CA, PF (3) Laval (Québec)	1999	Présidente de Gestion Pasa Inc. (société de portefeuille)	17 200
LOUIS A. TANGUAY (3) Laval (Québec)	1997	Administrateur de sociétés	4 000

(1) Les actions sont détenues par Jolina Capital Inc. et Gestion Jolina Inc., deux sociétés de portefeuille contrôlées par M. Emanuele (Lino) Saputo, et par d'autres sociétés de portefeuille appartenant et contrôlées par ses frères et soeurs et leurs familles ainsi que par G. De Lucia Holdings Inc., lesquelles ont toutes donné à Gestion Jolina Inc. une procuration l'autorisant à exercer les droits de vote afférents aux actions ordinaires qu'elles détenaient au moment du premier appel public à l'épargne de la Société. Voir « Actions comportant droit de vote et principaux porteurs ».

(2) Membres du comité de régie d'entreprise et des ressources humaines.

(3) Membres du comité de vérification.

Au cours des cinq dernières années, tous les candidats nommés ci-dessus ont exercé les principales fonctions indiquées en regard de leur nom ou occupé d'autres postes de direction au sein des mêmes sociétés ou de sociétés liées ou du même groupe, sauf : M. Lino A. Saputo, Jr., qui, du 1er janvier 2000 au 15 janvier 2001, était adjoint du président d'Uniforêt Inc. (société d'exploitation forestière); et Mme Patricia Saputo qui, avant juillet 1998, était directrice principale, fiscalité, chez Deloitte & Touche.

Les informations quant aux actions dont chaque candidat était propriétaire véritable ou sur lesquelles il exerçait un contrôle ou une emprise au 1er juin 2002 ont été fournies par lui personnellement, ces informations n'étant pas connues de la Société.

RÉMUNÉRATION DE LA HAUTE DIRECTION

Le tableau suivant présente un résumé de la rémunération gagnée sous forme de salaire, de prime ou autre au cours des exercices terminés les 31 mars 2002, 2001et 2000 par les cinq membres de la haute direction de la Société les mieux rémunérés (collectivement, les *membres de la direction désignés*). Certains aspects de cette rémunération sont traités plus en détail dans les tableaux qui suivent.

		Rémunération annuelle			Rémunération à long terme	
					Octrois	
Nom et fonctions principales	**Année**	**Salaire (1) ($)**	**Prime (1) ($)**	**Autre rémunération annuelle (2) ($)**	**Nombre d'actions ordinaires sous-jacentes aux options octroyées(3)**	**Autres avantages ($)**
Emanuele (Lino) Saputo Président du conseil et chef de la direction	2002 $ CA 2001 $ CA 2000 $ CA	600 000 400 000 400 000	300 000 200 000 200 000	- - -	- - -	- - -
Lino A. Saputo, Jr. Président et chef de l'exploitation, division fromage (États-Unis)(4)	2002 $ CA 2002 $ US 2001 $ CA 2000 $ CA 2000 $ US	48 000 286 000 42 300 82 500 123 750	14 000 141 000 - 36 750 49 500	- - - - -	23 053 34 579 - 15 372 23 058	- - - - -
Dino Dello Sbarba Président et chef de l'exploitation, division fromage (Canada)	2002 $ CA 2002 $ US 2001 $ CA 2001 $ US 2000 $ CA 2000 $ US	365 500 73 000 140 000 210 000 110 000 165 000	197 000 21 000 59 000 81 000 49 000 66 000	- - - - - -	23 053 34 579 31 112 46 666 16 752 25 126	- - - - - -
Louis-Philippe Carrière Vice-président exécutif, finances et administration et secrétaire	2002 $ CA 2002 $ US 2001 $ CA 2001 $ US 2000 $ CA 2000 $ US	146 000 219 000 140 000 210 000 110 000 165 000	61 000 84 000 59 000 81 000 49 000 66 000	- - - - - -	23 053 34 579 31 112 46 666 16 752 25 126	- - - - - -
Pierre Leroux Vice-président exécutif, ressources humaines et affaires corporatives	2002 $ CA 2002 $ US 2001 $ CA 2001 $ US 2000 $ CA 2000 $ US	146 000 219 000 140 000 210 000 100 000 150 000	61 000 84 000 59 000 81 000 49 000 66 000	- - - - - -	23 053 34 579 31 112 46 666 15 230 22 842	- - - - - -

(1) La répartition du salaire et de la prime des membres de la direction désignés en dollars américains et en dollars canadiens reflète l'implication de ces individus dans les activités américaines et canadiennes de la Société, respectivement. Sauf indication contraire, toutes les sommes sont en dollars canadiens.

(2) Ne comprend pas les avantages indirects et autres avantages personnels qui, au total, ne dépassent pas le moindre de 50 000 $ ou 10 % du total du salaire annuel et de la prime des membres de la direction désignés pour l'exercice.

(3) Les données des années antérieures ont été redressées afin de refléter le dividende en actions sur les actions ordinaires du 23 novembre 2001, lequel a eu le même effet qu'un fractionnement des actions à raison de deux pour une.

(4) M. Lino A. Saputo, Jr. a été absent de la Société du 1er janvier 2000 au 15 janvier 2001. Le tableau démontre le salaire effectivement gagné durant les exercices 2001 et 2000. Sur une base annuelle, M. Saputo aurait gagné 200 000 $ CA en salaire pour l'exercice 2001, et 110 000 $ CA et 165 000 $ US en salaire, 49 000 $ CA et 66 000 $ US en prime pour l'exercice 2000.

La rémunération globale payée en espèces par la Société et ses filiales aux membres de la haute direction de la Société pour services rendus au cours de l'exercice 2002, notamment sous forme de salaire et de prime, s'établissait à 2 732 500 $ et à 1 127 000 $ US.

RÉGIME D'OPTIONS D'ACHAT D'ACTIONS

Le 15 octobre 1997, avant la clôture de son premier appel public à l'épargne, la Société a mis sur pied un régime d'options d'achat d'actions (le *régime*) pour les employés à temps plein, membres de la haute direction et administrateurs de la Société. Le régime a pour but d'aider la Société à recruter et à retenir à son service des employés, membres de la haute direction et administrateurs qui possèdent l'expérience et la compétence voulues ainsi qu'à encourager leur actionnariat.

Le nombre total d'actions ordinaires pouvant être émises aux termes du régime ne pouvait initiallement dépasser 3 000 000. Lors de l'assemblée générale annuelle et extraordinaire tenue le 1er août 2001, ce nombre a été augmenté de 4 000 000 d'actions ordinaires pour un total de 7 000 000 d'actions ordinaires pouvant être émises aux termes du régime. Après avoir donné effet au dividende en actions sur les actions ordinaires du 23 novembre 2001, lequel a eu le même effet qu'un fractionnement des actions à raison de deux pour une, le nombre total d'actions ordinaires pouvant être émises aux termes du régime est dorénavant de 14 000 000.

Les modalités, le prix de levée et le nombre d'actions ordinaires visées par chaque option ainsi que les périodes d'acquisition des options sont déterminés par le comité de régie d'entreprise et des ressources humaines au moment de l'octroi. Cependant, le régime prévoit que le prix de levée ne peut être inférieur au cours de clôture des actions ordinaires à la Bourse de Toronto le jour ouvrable précédant immédiatement la date de l'octroi. Les options octroyées aux termes du régime ne peuvent être cédées, et expirent dix ans après la date de l'octroi. Le nombre maximum d'actions ordinaires pouvant être octroyées en faveur d'une personne en particulier ne peut dépasser le maximum permis aux termes des règles établies par les autorités de réglementation intéressées.

Au 31 mars 2002, 3 258 967 options étaient en cours de validité. En date du 1er avril 2002, le comité de régie d'entreprise et des ressources humaines a octroyé un total de 934 965 options aux participants aux termes du régime au prix de levée de 30,35 $ l'action. Des 4 012 081options en cours de validité au 1er juin 2002, 1 444 371 pouvaient être levées et 2 567 710 seront acquises au taux de 20 % par année à chacun des cinq premiers anniversaires de la date de leur octroi.

Du panier de 14 000 000 d'actions ordinaires, il en restait 8 883 702 au 1er juin 2002.

Options octroyées au cours du plus récent exercice parachevé

Le tableau ci-dessous présente un résumé des options octroyées aux termes du régime aux membres de la direction désignés au cours de l'exercice terminé le 31 mars 2002.

Nom	Nombre d'actions ordinaires sous-jacentes aux options octroyées	% du total d'options octroyées aux employés au cours de l'exercice	Prix de levée [1] ($/action)	Valeur marchande des actions ordinaires sous-jacentes aux options à la date de l'octroi ($/action) [1]	Date d'expiration
Emanuele (Lino) Saputo	-	-	-	-	-
Lino A. Saputo, Jr.	57 632	4,47	19,00	19,00	2011-04-01
Dino Dello Sbarba	57 632	4,47	19,00	19,00	2011-04-01
Louis-Philippe Carrière	57 632	4,47	19,00	19,00	2011-04-01
Pierre Leroux	57 632	4,47	19,00	19,00	2011-04-01

(1) Représente le cours de clôture des actions ordinaires à la Bourse de Toronto le 30 mars 2001, soit le jour ouvrable précédant immédiatement le 1er avril 2001, qui était la date de l'octroi.

Valeurs des options à la fin de l'exercice

Le tableau ci-dessous présente, pour chacun des membres de la direction désignés, un résumé des options levées au cours de l'exercice terminé le 31 mars 2002, de même qu'un résumé des options non levées et de la valeur des options en jeu non levées au 31 mars 2002 aux termes du régime. Il est à noter que les options non levées peuvent ne jamais être levées et que la valeur des options en jeu non levées peut ne jamais être réalisée.

Nom	Nombre d'actions ordinaires acquises à la levée	Valeur totale réalisée [1] ($)	Nombre d'options non levées au 31 mars 2002		Valeur des options en jeu non levées au 31 mars 2002 [2]	
			Pouvant être levées	Ne pouvant pas être levées	Pouvant être levées ($)	Ne pouvant pas être levées ($)
Emanuele (Lino) Saputo	-	-	-	-	-	-
Lino A. Saputo, Jr.	-	-	-	57 632	-	654 123,20
Dino Dello Sbarba	53 600	992 210	49 952	163 460	680 584,35	2 276 940,50
Louis-Philippe Carrière	89 000	1 187 530	2 316	161 578	32 887,75	2 235 818,80
Pierre Leroux	62 000	1 048 600	28 573	158 245	328 139,80	2 203 648,35

(1) La valeur totale réalisée lors de la levée correspond à la différence entre le cours de clôture des actions ordinaires à la Bourse de Toronto à la date de l'exercice et le prix de levée de l'option.

(2) La valeur des options en jeu non levées à la fin de l'exercice correspond à la différence entre le cours de clôture des actions ordinaires à la Bourse de Toronto le 28 mars 2002, soit 30,35 $ l'action, et le prix de levée de l'option.

CESSATION D'EMPLOI ET CHANGEMENT DE CONTRÔLE

Aucun contrat d'emploi, aucune entente ni aucun autre engagement relatif à l'emploi, à une cessation d'emploi, à un changement de contrôle ou à un changement de responsabilités à la suite d'un changement de contrôle n'existe entre la Société et des membres de sa haute direction.

COMITÉ DE RÉGIE D'ENTREPRISE ET DES RESSOURCES HUMAINES

Composition du comité

Le comité de régie d'entreprise et des ressources humaines (le *comité de régie d'entreprise*) est composé de trois membres du conseil d'administration, soit deux administrateurs pouvant être considérés comme reliés à la Société (MM. Emmanuele (Lino) Saputo et André Bérard) et un administrateur non relié (M. Pierre Bourgie). Voir « Énoncé des pratiques de régie d'entreprise - Composition du conseil et de ses comités ».

Mandat du comité

Le comité a été créé le 28 octobre 1997 et le conseil d'administration lui a attribué diverses fonctions qui peuvent être résumées comme suit:

(i) réviser la politique de rémunération de la haute direction de la Société;

(ii) décider des octrois d'options et des objectifs de rendement financier relatifs aux primes de la haute direction de la Société;

(iii) réviser les pratiques de régie d'entreprise de la Société et faire des recommandations au conseil d'administration à cet égard;

(iv) assurer la planification adéquate de la relève des dirigeants de la Société et faire des recommandations au conseil d'administration à cet égard;

(v) passer en revue la rémunération des administrateurs en leur qualité d'administrateurs et faire des recommandations au conseil d'administration à cet égard;

(vi) mettre en place un processus uniforme et transparent pour sélectionner des candidats en vue de leur élection au conseil d'administration et recruter de nouveaux candidats, et faire des recommandations au conseil d'administration à cet égard; et

(vii) mettre en place un processus d'évaluation annuelle de l'efficacité du conseil d'administration et de ses divers comités.

Rapport sur la rémunération de la haute direction

Principes généraux régissant la rémunération de la haute direction

Au cours de l'exercice terminé le 31 mars 1999, la Société a révisé sa politique de rémunération à la suite d'une étude menée par des experts-conseils en rémunération. Au cours de cette étude, ces derniers ont analysé les politiques salariales de plusieurs sociétés de fabrication et de distribution en tenant compte de la taille de la Société, des marchés géographiques dans lesquels elle exerce ses activités et des responsabilités données à ses membres de la haute direction (le *groupe de comparaison*).

Au cours de l'exercice 2002, la rémunération des membres de la haute direction de la Société, y compris les membres de la direction désignés, comportait trois volets, soit le salaire de base, la prime et les options. La politique de rémunération de l'exercice 2002 a été déterminée sur la base des principes établis durant l'exercice 1999. Le comité de régie d'entreprise est d'avis que la nouvelle politique de rémunération se compare à celle de sociétés canadiennes de même envergure ayant des activités aux États-Unis.

Le texte qui suit présente un résumé des principes selon lesquels la rémunération de la haute direction a été établie pour l'exercice 2002. La politique de rémunération vise à recruter et à retenir des personnes compétentes et capables d'assurer le succès à court et à long terme de la Société.

Salaire de base

Pour l'exercice 2002, le salaire de base a été réévalué en fonction des principes établis durant l'exercice 1999 après l'étude du groupe de comparaison et selon des critères plus subjectifs comme l'équité interne et la performance antérieure de chaque membre de la haute direction. Le salaire de base se situe dans le haut de la fourchette des salaires de base versés par les sociétés canadiennes faisant partie du groupe de comparaison et dans le bas de la fourchette des salaires de base offerts par les sociétés américaines. Étant donné l'importance des activités de la Société aux États-Unis, une partie du salaire de base des membres de la direction désignés (à l'exception du chef de la direction) pour l'exercice 2002 a été versée en dollars américains afin qu'il soit tenu compte des systèmes de rémunération aux États-Unis pour des postes semblables. Dès la création des quatre divisions d'affaires en juillet 2001, la rémunération de deux des membres de la haute direction désignés de la Société a été révisée afin de refléter leurs nouvelles responsabilités.

Le comité de régie d'entreprise est d'avis que la rémunération offerte aux membres de la haute direction sous forme de salaire de base reflète les salaires offerts pour des postes comportant des responsabilités et une complexité comparables, ainsi que les critères d'équité interne et les compétences et l'expérience des membres de la haute direction de la Société.

Primes incitatives annuelles

Pour l'exercice 2002, le comité de régie d'entreprise a établi, en début d'exercice, les objectifs de rendement financier à atteindre par la Société ainsi que le montant de la prime maximale pouvant être versée à chaque membre de la haute direction si les objectifs sont atteints.

Selon le régime, une prime ne pouvait être versée que si la Société atteignait au moins 85 % des objectifs de rendement financier et, dans ce cas, les paiements étaient proportionnels au niveau réellement atteint. Ainsi, la prime maximale à payer à chaque membre de la haute direction ne lui était versée que si la Société atteignait ou dépassait les objectifs de rendement fixés en début d'exercice.

Pour l'exercice 2002, la prime versée à chaque membre de la haute direction autre que le chef de la direction représentait entre 38 % et 50 % de son salaire de base. Étant donné l'importance des activités de la Société aux États-Unis, comme pour le salaire de base, une partie des primes a été versée en dollars

américains afin qu'il soit tenu compte des systèmes de rémunération aux États-Unis pour des postes semblables.

Après examen du régime de primes, le comité de régie d'entreprise est d'avis que les principes sous-jacents sont suffisamment définis et qu'ils encouragent bien les membres de la haute direction à se surpasser.

Régime d'intéressement à long terme (options)

Des options d'achat d'actions ordinaires peuvent être octroyées à l'occasion aux membres de la haute direction et autres employés clés aux termes du régime d'options d'achat d'actions pour les encourager à rechercher la rentabilité à long terme et à optimiser le rendement tiré par les actionnaires.

Le 1er avril 2001, le comité de régie d'entreprise a octroyé des options à des membres de la haute direction pour l'exercice terminé le 31 mars 2002. Le nombre d'options octroyées variait en fonction du poste occupé et représentait un pourcentage du salaire de base, sans tenir compte du nombre d'options déjà détenu par l'intéressé. Voir « Régime d'options d'achat d'actions » pour connaître les modalités sur les options, y compris les périodes d'acquisition.

Chef de la direction

Pour l'exercice 2002, le salaire de base et la prime ainsi que l'évaluation de la performance du chef de la direction ont été basés sur les mêmes principes que ceux établis pour les autres membres de la haute direction de la Société. Au cours de l'exercice 2002, aucune option n'a été octroyée au chef de la direction étant donné que sa participation à titre de principal actionnaire de la Société constitue une mesure d'intéressement à long terme suffisante.

Les membres du comité de régie d'entreprise dont le nom figure ci-après ont approuvé le rapport présenté ci-dessus et son inclusion dans la présente circulaire de sollicitation de procurations.

André Bérard, président
Pierre Bourgie
Emanuele (Lino) Saputo

GRAPHIQUE DE RENDEMENT

Le graphique qui suit compare, sur une base annuelle, le rendement cumulatif total d'un placement de 100 $ dans les actions ordinaires avec celui de l'indice S & P TSX de la Bourse de Toronto au cours de la période commençant le 15 octobre 1997, date de l'inscription des actions ordinaires à la cote de cette bourse, et se terminant le 31 mars 2002.



Saputo
S & P TSX
Rendement cumulatif total depuis le premier appel public à l'épargne
Investissement fait le 15 octobre 1997
15 octobre 1997 = $100
400
350
300
250
200
150
100
50
97/10/15
98/03/31
99/03/31
31/03/00
01/03/31
02/03/31

	97-10-15	98-03-31	99-03-31	00-03-31	01-03-31	02-03-31
SAPUTO	100	217	234	161	229	369
S & P TSX	100	107	95	138	112	118

RÉMUNÉRATION DES ADMINISTRATEURS

Chaque administrateur qui n'est ni dirigeant ni employé salarié de la Société touche une rémunération annuelle de 20 000 $ ainsi que des jetons de présence de 1 000 $ par réunion du conseil d'administration ou de l'un de ses comités à laquelle il assiste. Le président d'un comité touche aussi une rémunération annuelle supplémentaire de 3 000 $. Au cours de l'exercice 2002, la Société a octroyé à chaque administrateur qui n'était ni dirigeant ni employé salarié de la Société 2 000[1]options aux termes du régime d'options d'achat d'actions pour ses services en qualité d'administrateur de la Société. Voir « Régime d'options d'achat d'actions ».

[1] Cette donnée a été redressée afin de refléter le dividende en actions sur les actions ordinaires du 23 novembre 2001, lequel a eu le même effet qu'un fractionnement des actions à raison de deux pour une.

ASSURANCE DES ADMINISTRATEURS ET DIRIGEANTS

La Société souscrit une assurance de la responsabilité civile de 25 millions de dollars pour ses administrateurs et membres de la direction en tant que groupe. Pour l'exercice 2002, la prime annuelle totale de cette assurance s'est élevée à environ 95 000 $, dont la totalité a été payée par la Société et imputée au revenu.

PRÊTS AUX MEMBRES DE LA HAUTE DIRECTION

Aucun des administrateurs et autres membres de la haute direction de la Société, ni aucune des personnes avec qui ils ont des liens, n'a contracté de dettes envers la Société, que ce soit sous forme de prêts, d'avances ou de garanties de dette.

ÉNONCÉ DES PRATIQUES DE RÉGIE D'ENTREPRISE

Généralités

La Bourse de Toronto exige que chaque société inscrite et constituée au Canada présente ses pratiques en matière de régie d'entreprise en faisant des renvois à une série de lignes directrices (les *lignes directrices*). Ces lignes directrices (qui ne sont pas obligatoires) traitent de la composition des conseils et des comités, de leurs fonctions, de leur indépendance par rapport à la direction ainsi que d'autres moyens d'assurer des pratiques saines en matière de régie d'entreprise.

Au mois de novembre 2001, un rapport final sur la régie d'entreprise a été soumis à la Bourse de Toronto par un comité créé afin de réviser les lignes directrices. Les recommandations énoncées dans ce rapport final proposent d'améliorer les pratiques en matière de régie d'entreprise au Canada. Bien que la Bourse de Toronto n'ait pas à ce jour adopté ces recommandations, le 26 avril 2002 elle a annoncé des modifications proposées aux lignes directrices qui entreront en vigueur sur approbation par la commission des valeurs mobilières de l'Ontario, après une période de publication et de commentaires. Le comité de régie d'entreprise a déjà débuté sa révision du rapport final et des modifications proposées aux lignes directrices et, au cours de l'exercice 2003, il réévaluera les pratiques de la Société en matière de régie d'entreprise à la lumière des lignes directrices révisées qui pourraient être adoptées par la Bourse de Toronto.

Le comité de régie d'entreprise doit examiner les lignes directrices et recommander au conseil d'administration les mesures précises que la Société devrait prendre à cet égard. En date des présentes, le conseil d'administration s'est réuni pour discuter des pratiques de la Société en matière de régie d'entreprise et adopter les résolutions nécessaires.

Le texte qui suit est un résumé des pratiques de régie d'entreprise de la Société ainsi que des projets du conseil d'administration visant à mieux assurer la conformité aux lignes directrices au cours des exercices actuel et futurs.

Mandat du conseil

Le conseil d'administration a pour mandat de superviser la gestion des affaires internes et commerciales de la Société. Afin de mieux remplir son mandat, il a reconnu officiellement sa responsabilité à l'égard, entre autres, de ce qui suit:

(i) passer en revue, au moins une fois par année, l'orientation stratégique de la Société et les mesures prises à cet égard;

(ii) repérer, avec la direction, les principaux risques liés aux activités de la Société et les systèmes en place permettant de les gérer;

(iii) bien planifier la relève des membres de la direction, notamment la nomination, la formation et la supervision de ceux-ci;

(iv) maintenir une politique de communication efficace avec les actionnaires, les investisseurs institutionnels et les intervenants des marchés financiers; et

(v) superviser l'efficacité des systèmes de contrôle interne et d'information de gestion.

Le conseil a pris, au besoin, des mesures précises à cet égard. Certaines de ces responsabilités ont été déléguées au comité de régie d'entreprise et au comité de vérification. Voir « Comité de régie d'entreprise et des ressources humaines - Mandat du comité » et « Énoncé des pratiques de régie d'entreprise - Comité de vérification ».

Composition du conseil et de ses comités

Les lignes directrices recommandent qu'un conseil d'administration soit composé en majorité de personnes qui sont des *administrateurs non reliés*. Si la société compte un actionnaire important, le conseil devrait inclure, outre une majorité d'administrateurs non reliés, un certain nombre d'administrateurs qui n'ont pas d'intérêts dans la société ou l'actionnaire important ni de relations avec la société ou l'actionnaire important, de manière à refléter équitablement le placement des autres actionnaires dans la société. Au sens des lignes directrices, l'*administrateur non relié* est un administrateur indépendant de la direction et n'ayant aucun intérêt ni aucune relation, y compris des relations d'affaires, mais à l'exclusion d'intérêts ou de relations découlant simplement de son actionnariat, qui soit susceptible de nuire d'une façon importante à sa capacité d'agir au mieux des intérêts de la société, ou qui soit raisonnablement susceptible d'être perçu comme ayant cet effet. Les lignes directrices recommandent aussi que le conseil d'administration revoie sa taille pour s'assurer que le nombre d'administrateurs convient à sa situation.

Actuellement, le conseil est composé d'une majorité d'administrateurs reliés à la Société et à la famille Saputo, qui est l'actionnaire important (Voir « Actions comportant droit de vote et principaux porteurs »). Il y a trois administrateurs non reliés, soit MM. Pierre Bourgie, Claude Blanchet et Louis A. Tanguay, dont la présence reflète bien le placement des actionnaires minoritaires dans la Société. Mmes Caterina Monticciolo et Patricia Saputo sont considérées reliées puisqu'elles font partie de la famille Saputo, et M. André Bérard est considéré relié en raison de son poste de président du conseil d'une banque à charte canadienne qui agit comme prêteur et co-mandataire du consortium bancaire aux termes de certaines facilités de crédit de la Société. Au cours de l'exercice 1999, la Société a reconnu que pour respecter la ligne directrice, des modifications devraient être apportées à la composition du conseil d'administration de la Société.

Le conseil a donc approuvé la recommandation du comité de régie d'entreprise selon laquelle les modifications de la composition du conseil devront se faire sur une période qui permettrait une intégration ordonnée des nouveaux administrateurs sans nuire au cours normal des activités. La Société a indiqué, au cours de l'exercice 1999, son intention d'ajouter deux administrateurs non reliés au conseil au cours des quatre prochaines années. Au cours de l'exercice 2001, M. Claude Blanchet a été élu au conseil d'administration et la direction a l'intention d'ajouter un administrateur non relié au cours de l'exercice 2003. Après la nomination de l'administrateur non relié supplémentaire, le nombre d'administrateurs non reliés sera presque égal à celui des administrateurs reliés. Au cours de l'exercice 2001, les statuts et règlements généraux de la Société ont été modifiés pour autoriser les administrateurs à nommer d'autres administrateurs entre les assemblées des actionnaires. Cela devrait permettre à la Société de mieux se conformer aux lignes directrices. Après avoir révisé sa taille, le conseil a décidé qu'un nombre de sept à neuf administrateurs convient à la prise de décision.

Une autre ligne directrice recommande que les comités du conseil soient généralement composés d'administrateurs externes, dont une majorité d'administrateurs non reliés. Une ligne directrice énonce également que le comité de vérification devrait être composé uniquement d'administrateurs externes.

À l'heure actuelle, la Société a deux comités : le comité de vérification et le comité de régie d'entreprise. Le comité de vérification est actuellement composé uniquement d'administrateurs externes et d'un nombre égal d'administrateurs reliés et non reliés. Le comité de régie d'entreprise est composé d'une majorité d'administrateurs externes et reliés. La Société a présentement l'intention de modifier la composition de ses comités en parallèle avec celle du conseil afin d'augmenter le niveau de conformité aux lignes directrices.

Le texte qui suit donne une description des comités du conseil ainsi que de leur mandat.

Comité de vérification

Le comité de vérification a pour mandat de passer en revue : (i) les états financiers annuels et trimestriels de la Société et certains autres documents de divulgation publique exigés par les autorités réglementaires; (ii) la nature et la portée de la vérification annuelle proposée par les vérificateurs et la direction; et (iii) avec les vérificateurs et la direction, le caractère adéquat des systèmes de contrôle interne et d'information de gestion de la Société, et présenter des rapports trimestriels au conseil d'administration à cet égard. Le comité de vérification est actuellement composé de Claude Blanchet, Caterina Monticciolo, CA, Patricia Saputo, CA, PF, et Louis A. Tanguay.

Comité de régie d'entreprise et des ressources humaines

La composition et le mandat du comité de régie d'entreprise sont énoncés ci-dessus à la rubrique « Comité de régie d'entreprise et des ressources humaines ».

Indépendance par rapport à la direction et évaluation du conseil et des administrateurs

Les lignes directrices précisent que pour assurer l'indépendance du conseil, le président du conseil ne devrait pas être membre de la direction. M. Emanuele (Lino) Saputo agit à titre de président du conseil et de chef de la direction de la Société. Après discussion, le conseil a conclu que M. Saputo demeurerait président du conseil. Le conseil d'administration a approuvé la recommandation du comité de régie d'entreprise et a délégué au président de ce comité la charge de s'assurer que l'indépendance du conseil est constamment maintenue. Le conseil est présentement composé de huit administrateurs, dont seulement deux sont membres de la direction.

Le comité de régie d'entreprise est responsable de la mise en œuvre d'un processus d'évaluation de l'efficacité de chacun des administrateurs, du conseil d'administration et des divers comités de celui-ci.

Divers

Le conseil d'administration juge que l'orientation et la formation des nouveaux administrateurs représentent un élément important d'une saine régie d'entreprise. En s'assurant que ses membres sont bien informés des activités de la Société, le conseil considère qu'il se conforme aux lignes directrices.

Dans certaines circonstances, un administrateur peut avoir à retenir les services d'un conseiller professionnel indépendant aux frais de la Société. Le comité de régie d'entreprise établira s'il existe ou non des circonstances qui justifient le recours à de tels conseillers.

De plus, il y a lieu de se reporter à la définition du mandat du comité de régie d'entreprise pour avoir des précisions sur les autres mesures prises pour assurer une plus grande conformité aux lignes directrices et une plus grande efficacité du conseil d'administration.

DIRIGEANTS ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

La Société fournit à l'occasion des services à d'autres sociétés contrôlées par les actionnaires de Saputo, ou en reçoit d'elles, moyennant une contrepartie égale à la juste valeur marchande de ces services.

M. André Bérard est président du conseil d'une banque à charte canadienne qui agit à titre de prêteur et de co-mandataire pour le consortium bancaire aux termes de certaines facilités de crédit de la Société.

NOMINATION DES VÉRIFICATEURS

Deloitte & Touche, comptables agréés, agissent comme vérificateurs de la Société depuis 1992.

Sauf révocation de l'autorisation de voter en faveur de la nomination de Deloitte & Touche, les personnes dont le nom figure sur le formulaire de procuration ont l'intention de voter POUR la nomination de Deloitte & Touche, comptables agréés, comme vérificateurs de la Société et POUR autoriser le conseil d'administration à établir la rémunération de ces derniers. Ces derniers seront en fonction jusqu'à la prochaine assemblée annuelle des actionnaires ou jusqu'à la nomination de leurs successeurs.

MODIFICATIONS DES RÈGLEMENTS GÉNÉRAUX DE LA SOCIÉTÉ

Cette assemblée a été convoquée en partie à titre d'assemblée extraordinaire afin de considérer et, si jugé approprié, d'approuver des modifications aux règlements généraux de la Société. Les modifications sont proposées afin d'harmoniser les règlements généraux de la Société avec les modifications apportées à la *Loi canadienne sur les sociétés par actions*, lesquelles sont entrées en vigueur le 24 novembre 2001. Le conseil d'administration a approuvé les modifications telles que formulées dans l'annexe I jointe à la présente circulaire de sollicitation de procurations (les *modifications*).

La résolution suivante sera soumise aux actionnaires à l'assemblée et nécessite l'approbation de la majorité des voix exprimées à cet égard.

> « IL EST RÉSOLU que les modifications aux règlements généraux de la Société soient et elles sont par les présentes approuvées. »

À moins que le formulaire de procuration n'indique l'intention du porteur de voter contre cette résolution, les personnes dont le nom figure sur le formulaire de procuration ont l'intention de voter POUR les modifications aux règlements généraux de la Société.

GÉNÉRALITÉS

Sauf indication contraire, les renseignements figurant aux présentes sont fournis en date du 1er juin 2002. À l'heure actuelle, la direction de la Société n'est au courant d'aucune question qui pourrait être soumise à l'assemblée autre que celles indiquées dans l'avis de convocation. Si d'autres questions non connues sont soumises à l'assemblée en bonne et due forme, les personnes nommées dans le formulaire de procuration voteront sur ces questions selon leur meilleur jugement.

APPROBATION DES ADMINISTRATEURS

Les administrateurs de la Société ont approuvé le contenu et l'envoi de la présente circulaire.

Saint-Léonard (Québec), le 4 juin 2002.

Le président du conseil,

Emanuele (Lino) Saputo

Annexe I

Résolutions du Conseil d'Administration

MODIFICATIONS AU RÈGLEMENT NO. 1

CONSIDÉRANT que la *Loi canadienne sur les sociétés par actions* (la "**Loi**") a été modifiée en date du 24 novembre 2001; et

CONSIDÉRANT qu'il est jugé nécessaire ou opportun (i) de modifier certains paragraphes du Règlement No. 1 de la Société et (ii) d'ajouter des nouveaux paragraphes au Règlement No. 1 de la Société suite aux modifications à la Loi.

EN CONSÉQUENCE, IL EST RÉSOLU :

QUE les paragraphes suivants du Règlement No. 1 de la Société[2] soient et ils sont abrogés et remplacés par les paragraphes suivants :

Dispositions actuelles	Nouvelles dispositions
11. PARTICIPATION PAR TÉLÉPHONE. Un administrateur peut, avec le consentement de tous les administrateurs de la Société (soit avant, pendant ou après la réunion), participer à une réunion du conseil d'administration par voie téléphonique ou par un autre moyen de communication qui permet à tous les participants de communiquer oralement entre eux; et un administrateur qui participe de cette façon est réputé être présent à cette réunion.	**11. RÉUNION PAR DES MOYENS DE COMMUNICATION**. Si tous les administrateurs de la Société acceptent, un administrateur peut participer à une réunion du conseil ou d'un comité du conseil par voie téléphonique, électronique ou par un autre moyen de communication qui permet à tous les participants de communiquer de façon adéquate avec les autres; et un administrateur qui participe de cette façon est réputé être présent à la réunion. Tout tel consentement est valide, qu'il soit donné avant, pendant ou après la réunion à laquelle il se rapporte et peut être donné pour toutes les réunions du conseil et des comités du conseil.
13. QUORUM ET VOTE. Sous réserve des statuts, la majorité des administrateurs en fonction constituent un quorum pour la disposition des affaires. Sous réserve du paragraphe 117(1) de la Loi, les administrateurs ne peuvent traiter des affaires que s'il y a quorum du conseil d'administration à la réunion des administrateurs. Les questions débattues à toute réunion du conseil d'administration sont décidées par la majorité des voix émises. En cas de partage des voix, le président de la réunion n'a pas, en plus de sa voix initiale, une voix prépondérante. Si le conseil d'administration est formé d'un seul administrateur, ce dernier pourra former seul la réunion aux fins des présentes.	**13. QUORUM ET VOTE**. Sous réserve des statuts, la majorité des administrateurs en fonction constituent un quorum pour la disposition des affaires. Sous réserve de la Loi, les administrateurs ne peuvent traiter des affaires que s'il y a quorum du conseil d'administration à la réunion des administrateurs. Les questions débattues à toute réunion du conseil d'administration sont décidées par la majorité des voix émises. En cas de partage des voix, le président de la réunion n'a pas, en plus de sa voix initiale, une voix prépondérante. Si le conseil d'administration est formé d'un seul administrateur, ce dernier pourra former seul la réunion aux fins des présentes.

2 Traduction non-officielle des dispositions pertinentes du Règlement No. 1 de la Société.

17. INDEMNITÉ AUX ADMINISTRATEURS ET AUTRES. Sauf en ce qui concerne une action intentée par ou pour le compte de la Société ou d'une autre personne morale (telle que ci-après définie) afin d'obtenir un jugement en sa faveur, la Société doit indemniser tout administrateur et dirigeant de la Société, tout ancien administrateur et dirigeant de celle-ci et toute autre personne qui, à la demande de la Société, agit ou a agi en qualité d'administrateur ou de dirigeant d'une personne morale, de même que les héritiers et représentants légaux de telle personne, de tous les frais, charges et dépenses, y compris toute somme payée pour régler une poursuite ou satisfaire à un jugement, que cette personne a raisonnablement engagés en raison de toute action ou procédure de nature civile, criminelle ou administrative dans laquelle elle s'est trouvée partie en raison du fait qu'elle est ou était administrateur ou dirigeant de la Société ou une autre personne morale, le cas échéant, si (a) elle a agi honnêtement et de bonne foi dans l'intérêt de la Société; et (b) dans le cas d'une action ou procédure de nature criminelle ou administrative qui aboutit au paiement d'une amende, elle avait des motifs sérieux de croire que sa conduite était licite. L'expression « autre personne morale » employée dans les présentes désigne une personne morale dont la Société est ou était actionnaire ou créancière.

17. INDEMNITÉ AUX ADMINISTRATEURS ET AUTRES. Sous réserve des dispositions de la Loi, la Société doit indemniser un administrateur ou un dirigeant de la Société, un ancien administrateur ou dirigeant de la Société, ou une autre personne qui, à la demande de la Société, agit ou a agi à titre d'administrateur ou de dirigeant d'une autre entité, ou une personne occupant un poste similaire au sein de celle-ci, de tous les frais, charges et dépenses, y compris une somme versée pour régler une poursuite ou satisfaire à un jugement, que la personne a raisonnablement engagée dans le cadre de toute poursuite civile, criminelle, administrative, d'un procédé d'enquête ou de toute autre procédure à laquelle la personne est partie en raison de son lien avec la Société ou l'autre entité. La Société avance les fonds nécessaires à l'administrateur, au dirigeant ou à l'autre personne pour les frais, charges et dépenses engagées dans le cadre d'une poursuite dont il est question ci-dessus. La personne rembourse les fonds si elle ne remplit pas les conditions suivantes: a) elle a agi honnêtement et de bonne foi dans l'intérêt de la Société ou, selon le cas, dans l'intérêt de l'autre entité pour laquelle elle a agi à titre d'administrateur ou de dirigeant, ou au sein de laquelle elle a occupé un poste similaire, à la demande de la Société; et b) dans le cas d'une poursuite criminelle ou administrative, ou d'une poursuite aux termes de laquelle elle est tenue de verser une amende, la personne a des motifs valables de croire que sa conduite était légale.

28. COMITÉS. Le conseil d'administration peut, à l'occasion, nommer parmi ses membres un ou plusieurs comités formés d'un ou plusieurs particuliers, et peut déléguer à ce ou à ces comités tous les pouvoirs des administrateurs, sauf ceux énumérés au paragraphe 115(3) de la Loi. Sauf dans le cas d'une société mère visée au paragraphe 105(4) de la Loi, la majorité des membres d'un comité quelconque doit se composer de résidents canadiens. À moins que le conseil d'administration n'en dispose autrement, un comité des administrateurs a le pouvoir de fixer son quorum, d'élire son président et de réglementer ses délibérations.

28. COMITÉS. Le conseil d'administration peut, à l'occasion, nommer parmi ses membres un ou plusieurs comités formés d'un ou plusieurs particuliers, et peut déléguer à ce ou à ces comités tous les pouvoirs des administrateurs, sauf ceux énumérés au paragraphe 115(3) de la Loi. À moins que le conseil d'administration n'en dispose autrement, un comité des administrateurs a le pouvoir de fixer son quorum, d'élire son président et de réglementer ses délibérations.

32. AVIS. Un avis imprimé, écrit ou dactylographié précisant la date, l'heure et le lieu d'une assemblée et, sous réserve du paragraphe 135(6) de la Loi, le caractère général des affaires à y être transigées doit être signifié à chaque personne

32. AVIS. Un avis imprimé, écrit ou dactylographié précisant la date, l'heure et le lieu d'une assemblée et, sous réserve du paragraphe 135(6) de la Loi, le caractère général des affaires à y être transigées doit être signifié à chaque

habile à y voter, à chaque administrateur et au vérificateur de la Société, soit personnellement soit par la poste dans une enveloppe affranchie, au moins vingt et un (21) jours et au plus cinquante (50) jours avant l'assemblée. Si un tel avis est signifié par la poste, il doit être envoyé à la dernière adresse du destinataire figurant aux registres de la Société. Tout actionnaire, fondé de pouvoir de tout actionnaire, administrateur ou le vérificateur de la Société peut renoncer par écrit, télécopieur, câblogramme ou télex adressé à la Société ou de toute autre manière, à tout avis d'une assemblée des actionnaires ou à toute dérogation dans la tenue de l'assemblée ou de l'avis de convocation, et une telle renonciation peut être valablement donnée avant ou après l'assemblée pour laquelle l'avis a été donné.

34. DATE DE RÉFÉRENCE. Les administrateurs peuvent fixer d'avance par résolution la date et l'heure pouvant servir de point de référence pour déterminer quels actionnaires sont fondés à recevoir avis des assemblées des actionnaires, mais la date de référence ne doit pas précéder la date de l'assemblée par plus de cinquante (50) jours ou moins de vingt et un (21) jours.

Si les administrateurs omettent de fixer à l'avance la date et l'heure comme date de référence à l'égard de toute question décrite ci-dessus pour toute assemblée des actionnaires de la Société, les dispositions suivantes s'appliquent selon le cas : (a) la date de référence servant à déterminer les actionnaires habiles à recevoir avis d'une assemblée des actionnaires est fixée à l'heure de la fermeture des bureaux le jour précédant celui où cet avis est donné; (b) la date de référence servant à déterminer les actionnaires fondés à voter à une assemblée des actionnaires est fixée au jour de la tenue de l'assemblée; et (c) la date de référence servant à déterminer les actionnaires ayant qualité à recevoir les états financiers de la Société est fixée à l'heure de la fermeture des bureaux à la date d'adoption de la résolution des administrateurs à ce sujet.

personne habile à y voter, à chaque administrateur et au vérificateur de la Société, soit personnellement soit par la poste dans une enveloppe affranchie, au moins vingt et un (21) jours et au plus soixante (60) jours (ou tout autre délai minimum ou maximum prescrit selon la Loi) avant l'assemblée. Si un tel avis est signifié par la poste, il doit être envoyé à la dernière adresse du destinataire figurant aux registres de la Société. Tout actionnaire, fondé de pouvoir de tout actionnaire, administrateur ou le vérificateur de la Société peut renoncer par écrit, télécopieur, câblogramme ou télex adressé à la Société ou de toute autre manière, à tout avis d'une assemblée des actionnaires ou à toute dérogation dans la tenue de l'assemblée ou de l'avis de convocation, et une telle renonciation peut être valablement donnée avant ou après l'assemblée pour laquelle l'avis a été donné.

34. DATE DE RÉFÉRENCE. Les administrateurs peuvent par résolution, à l'intérieur de la période établie dans la Loi, fixer d'avance la date et l'heure pouvant servir de point de référence pour déterminer quels actionnaires sont fondés (a) à recevoir avis d'une assemblée des actionnaires; et/ou (b) à voter à une telle assemblée, et avis de toute date de référence sera donné dans la manière prescrite par la Loi.

Si les administrateurs omettent de fixer à l'avance la date et l'heure comme date de référence à l'égard de toute question décrite ci-dessus pour toute assemblée des actionnaires de la Société, les dispositions suivantes s'appliquent selon le cas : (a) la date de référence servant à déterminer les actionnaires habiles à recevoir avis d'une assemblée des actionnaires est fixée à l'heure de la fermeture des bureaux le jour précédant celui où cet avis est donné; (b) la date de référence servant à déterminer les actionnaires fondés à voter à une assemblée des actionnaires est fixée au jour de la tenue de l'assemblée; et (c) la date de référence servant à déterminer les actionnaires ayant qualité à recevoir les états financiers de la Société est fixée à l'heure de la fermeture des bureaux à la date d'adoption de la résolution des administrateurs à ce sujet.

IL EST AUSSI RÉSOLU :

1° QUE (i) le nouveau paragraphe suivant, numéroté No. 8, soit ajouté au Règlement No. 1 de la Société :

> « **8. CONSENTEMENT À ÊTRE ÉLU OU NOMMÉ ADMINISTRATEUR.** Une personne qui est élue ou nommée pour agir à titre d'administrateur n'est pas un administrateur et n'est pas réputée avoir été élue ou nommée pour agir à titre d'administrateur, sauf si :
>
> (a) ladite personne était présente à l'assemblée au moment de l'élection ou de la nomination et qu'elle n'a pas refusé d'agir à titre d'administrateur; ou
>
> (b) ladite personne n'était pas présente à l'assemblée au moment de l'élection ou de la nomination et elle a accepté d'agir à titre d'administrateur par écrit avant l'élection ou la nomination ou dans les 10 jours suivants cette élection ou nomination, ou elle a agi à titre d'administrateur aux termes de l'élection. »

et que (ii) les paragraphes 8 à 34 soient renumérotés pour devenir les paragraphes 9 à 35 respectivement.

2° QUE (i) le nouveau paragraphe suivant, numéroté No. 36, soit ajouté au Règlement No. 1 de la Société :

> « **36. PARTICIPATION PAR DES MOYENS DE COMMUNICATION.** L'actionnaire ou toute autre personne ayant le droit d'assister à une assemblée peut participer à l'assemblée, conformément aux règlements d'application de la Loi, le cas échéant, par voie téléphonique, électronique ou tout autre moyen de communication qui permet à tous les participants de communiquer de façon adéquate au cours de l'assemblée si la Société permet ce moyen de communication. Une personne participant à une assemblée de cette façon est réputée être présente à l'assemblée. Une assemblée des actionnaires peut être entièrement tenue par voie téléphonique, électronique ou tout autre moyen de communication si les exigences susmentionnées sont satisfaites. »

et que (ii) le paragraphe 35 soit renuméroté pour devenir le paragraphe 37.

3° QUE (i) le paragraphe suivant, numéroté No. 38, soit ajouté au Règlement No. 1 de la Société :

> « **38. VOTE PAR VOIE ÉLECTRONIQUE.** Un vote peut être exercé, conformément aux règlements d'application de la Loi, le cas échéant, entièrement par voie téléphonique, électronique ou tout autre moyen de communication, si la Société permet ce moyen de communication.
>
> Toute personne dûment autorisée qui participe à une assemblée des actionnaires et qui a le droit de voter à cette assemblée peut voter, conformément aux règlements d'application de la Loi, le cas échéant, par voie téléphonique, électronique ou autre moyen de communication que la Société peut permettre à cette fin. »

et que (ii) les paragraphes 36 à 55 soient renumérotés pour devenir les paragraphes 39 à 58.

QUEBECOR MERRILL
CANADA INC
Imprimé au Canada
p5714mtl02

Annual Report **2001**


Armstrong
SAPUTO
RICOTTA
Armstrong
SAPUTO
MOZZARELLA

SAPUTO

The most important dairy processor in Canada and one of the leading cheese producers in North America, Saputo Inc. is a public company operating in the dairy and grocery products sectors.

Active in international markets, the Company's Dairy Products sector markets and distributes mozzarella, as well as a comprehensive range of Italian, European and North American cheeses, fluid milk, yoghurt, butter, powdered milk, juices and whey by-products such as lactose and whey protein. In Canada, this sector also operates a specialized distribution network that offers clients a vast assortment of imported cheeses and non-dairy products in addition to Company lines. The main brands are *Saputo, Stella, Frigo, Dragone, Dairyland, Dairy Producers, Baxter, Armstrong, Caron* and *Cayer*.

Dairy Products sector facilities include 15 plants in the United States, as well as 36 plants in Canada.

Operating nationwide in Canada, Saputo's Grocery Products sector markets and distributes a broad selection of snack cakes, cookies, fine breads and soups, under such well-known brand names as *Vachon, Viau-McCormicks, Grissol* and *Loney's*. Facilities include five plants and a direct-to-store delivery network.

A dynamic, world class company, Saputo Inc. today employs over 7800 individuals. Company shares are listed on the Toronto Stock Exchange under the symbol SAP. For further information, please visit our website at **www.saputo.com.**

Revenues

(in millions of dollars)

	1999	2000	**2001**
Total	1,915.6	1,860.8	**2,161.7**
United States	521.1	674.7	**1,055.6**
Canada	1,394.5	1,186.1	**1,106.1**

EBITDA

(in millions of dollars)

	1999	2000	**2001**
Total	191.1	236.9	**271.0**
United States	77.7	102.7	**139.4**
Canada	113.4	134.2	**131.6**

Net Earnings

(in millions of dollars)

1999	2000	**2001**
79.1	100.1	**110.2**

Cash flow generated by operations

(in millions of dollars)

1999	2000	**2001**
128.3	176.0	**190.1**

Canada
United States

All amounts in this report are in Canadian dollars, unless otherwise stated.

Table of contents / Financial Highlights **01** / Message to the Shareholders **02** / Dairy Products sector **05** / Grocery Products sector **15** / Management's Discussion and Analysis of Operating Results and Financial Position **21** / Corporate Management **27** / Consolidated Financial Statements **29** / Notes to the Consolidated Financial Statements **32** / Shareholder Information **44** / Board of Directors **45**

Financial Highlights

As at March 31

(In thousands of dollars, except per share amounts and ratios)	2001	2000	1999
REVENUES			
Dairy Products sector			
Canada	$ 803,970	$ 528,466	$ 521,146
United States	$ 1,106,039	$ 1,186,136	$ 1,394,491
	$ 1,910,009	$ 1,714,602	$ 1,915,637
Grocery Products sector	$ 251,662	$ 146,276	—
	$ 2,161,671	$ 1,860,878	$ 1,915,637
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)			
Dairy Products sector			
Canada	$ 96,912	$ 81,539	$ 77,744
United States	$ 131,555	$ 134,188	$ 113,343
	$ 228,467	$ 215,727	$ 191,087
Grocery Products sector	$ 42,507	$ 21,218	—
	$ 270,974	$ 236,945	$ 191,087
NET EARNINGS	$ 110,241	$ 100,068	$ 79,093
Cash flow generated by operations, before changes in non-cash operating working capital items	$ 190,090	$ 176,047	$ 128,334
Working capital	$ 242,878	$ 171,232	$ 98,459
Total assets	$ 2,012,979	$ 1,441,002	$ 1,072,049
Long-term debt, including current portion	$ 795,896	$ 501,575	$ 377,784
Shareholders' equity	$ 747,901	$ 628,894	$ 449,933
PER SHARE			
Earnings before amortization of goodwill			
Basic	$ 2.42	$ 2.20	$ 1.79
Diluted	$ 2.41	$ 2.19	$ 1.78
Net earnings			
Basic	$ 2.15	$ 2.00	$ 1.63
Diluted	$ 2.14	$ 1.99	$ 1.62
Cash flow generated by operations, before changes in non-cash operating working capital items	$ 3.71	$ 3.52	$ 2.64
Book value	$ 14.60	$ 12.28	$ 9.25
FINANCIAL RATIOS			
Interest bearing debt / Shareholders' equity	1.07	0.83	0.99
Return on average shareholders' equity	16.0 %	18.6 %	19.3 %



A reflection of our **objectives**

Net earnings at March 31, 2001 totalled $110.2 million ($2.15 per share), representing an increase of 10.1% over the figure of $100.1 million ($2.00 per share) posted the previous year. This rise was primarily attributable to the full-year contribution of our Grocery Products sector, as opposed to just twenty-eight weeks in 2000. With the Dairyworld Foods acquisition, we are now the most important dairy processor in Canada.

Revenues in 2001 amounted to $2.162 billion compared with $1.861 billion a year ago. This 16.2% increase was mainly due to the addition of Dairyworld, as well as the full-year contribution of Cayer-JCB Group and the Grocery Products sector.

For the second time in three years, acquisitions have contributed significantly to the increase in corporate revenues. Indeed, in keeping with our business development plan to become a leader in the North American dairy industry, Saputo acquired Dairyworld Foods, one of Canada's leading cheese and fluid milk producers, on February 5, 2001. This transaction has enabled us to diversify product offerings in our core sector of activities. We are confident that our operating expertise will contribute to maximizing shareholder return on investment.

We fully integrated our subsidiary, Cayer-JCB Group, into the Cheese division where it enjoys the benefits of our

nationwide distribution network. We are now poised to develop new markets for our extensive offering of European-style cheeses.

In 2001, we also completed the integration of Culinar. While some Culinar activities were rationalized to enhance efficiency, appropriate marketing support was lent to high growth brands and efforts devoted to maintaining high standards of quality. Although the Cookies category is currently facing intense competition, we are confident to be able to increase our market share in the Grocery Products sector, particularly with regard to the Snack cakes category, and to achieve the future profitability objectives we have set.

The process of integrating Dairyworld began with an in-depth analysis followed by the drawing up of an action plan to be implemented over a period of 12 to 18 months. As a result, our Canadian Dairy Products sector was restructured in early May 2001, and now comprises two divisions: Cheese, grouping together the Canadian cheese operations of Saputo and Dairyworld; and Milk, which oversees Saputo and Dairyworld fluid milk, yoghurt and juice operations. We are now poised to optimize the integration process in the coming months. Several corporate functions of Dairyworld have already been incorporated into existing functions within the Company.

WORLD TRADE ORGANIZATION

At the close of the 2000 fiscal year, the World Trade Organization (WTO) panel handed down its final decision confirming that the Canadian dairy export system was not consistent with the trade agreement to which Canada is a signatory. Canada was allowed one year to put a new system into place. Industry players therefore began revamping provincial procedures to enable dairy producers and manufacturers to negotiate the purchase of milk used in export dairy products.

Early in 2001, the United States and New Zealand, the two countries that had lodged the original complaint with the WTO, advised the organization that they were dissatisfied with the new Canadian system. They alleged that a two-tier system, with one price for domestic dairy producers and another for the international market, still exists. They also requested the right to impose commercial sanctions on Canada. The WTO referred this issue to the same panel that had previously rendered an unfavourable decision against Canada. At the time this message was written, no decision had yet been rendered.

As this situation has led to problems of ensuring adequate milk supply for export products, we have had to limit our international activities until the situation is resolved.

OUTLOOK

On April 6, 2001, following the resignation of Camillo Lisio as President and Chief Operating Officer, I assumed full control of the Company's activities, supported in these functions by the corporate management team. Also, the Dairyworld acquisition brought with it the realization that in order to maintain our ability to grow and to preserve the management style that has guaranteed our success to date, we would have to restructure. To optimize our operations and respond to the Company's new business needs, we have implemented a structure that will eventually see the creation of business units. As already indicated, the Dairy Products sector has been divided into two units, the Cheese and Milk divisions, while Grocery Products activities are all included within the Bakery division. Each division will have its own operating structure, thereby strengthening the Saputo organization and better enabling us to pursue expansion from within or by means of acquisitions.

Human resources are currently focusing efforts on incorporating the Dairyworld activities into the corporate fold. Once this has been achieved, we shall be poised to consolidate our position as a major player in the North American food processing industry.

Our philosophy of discerning growth has always proved a major strength of Saputo. Should any acquisition opportunities arise while we are integrating Dairyworld into the group, they will be examined in the light of this philosophy.

Throughout the year, our employees once again proved to be a constant source of inspiration given their ongoing dedication and professionalism. I should like to take this opportunity to thank all the men and women who, day in and day out, have contributed to the success of our Company. I should also like to extend a warm welcome to the employees of Dairyworld who joined us on February 5, 2001. The merger of our two companies will, I am certain, prove to be an enriching experience for everyone. My thanks also to our clients for the trust and loyalty they continue to place in us year after year, and to our suppliers who, yet again, have proven to be excellent business partners.

In closing, I wish to thank Camillo Lisio most sincerely for his contribution to corporate growth and for his close, inestimable cooperation with all the members of the management team. Finally, my thanks to the members of the Board of Directors for their continued support and wise counsel throughout the year.

LINO SAPUTO
Chairman of the Board and Chief Executive Officer
June 5, 2001

Dairy Products Sector


NEW!
Frigo
Cheese Heads
12
100% NATURAL STRING CHEESE
Light
MOZZARELLA
1 kg
SAPUTO
Armstrong
MEDIUM - MI-FORT
NEW!
Frigo
CRUMBLED GORGONZOLA CHEESE & CRUMBLED BLUE CHEESE
FOR YOUR DAIRY DEPARTMENT
FROMAGE FRIULANO CHEESE
RICOTTA


Dairyland
FAT FREE
SKIM MILK
Dairyland
CALCIUM EXTRA



Dairy Products form the backbone of corporate development and remain our primary focus. Now divided into the Cheese and Milk divisions, this sector produces dairy products of all kinds.

The Cheese Division manufactures, distributes and markets a comprehensive range of cheeses, including mozzarella, cheddar and a vast assortment of other Canadian and European specialty cheeses, as well as value-added by-products such as butter and whey.

Recognized industry leader in Canada, Saputo is the largest producer of cheese in the country. Saputo is also one of the most important manufacturers of natural cheeses in the United States.

Created following the acquisition of Dairyworld in February 2001, the Milk Division transforms, markets and distributes fluid milk, cream-based products, cottage cheese, yoghurt and other types of beverages, including juices, across Canada.

Saputo is one of the top three processors of fluid milk in Canada.



Cheese Division













This division provides customers with premium products designed to satisfy the most discerning palates. Originally recognized for our "savoir-faire" in producing quality Italian cheeses, we have broadened our expertise over the years to include the production of Canadian and European cheeses as well.

With the purchase of Dairyworld in February 2001, our Cheese Division acquired an impressive lineup of internationally renowned cheddars as well as expertise that admirably complements our production know-how. These cheeses, many of which have won coveted international awards, are marketed mainly under the *Armstrong* label, but are also sold under private labels to major food chains.

In Canada, the Cheese Division also operates its own distribution network, which was developed in parallel with corporate growth in the pizzeria and retail segments of the market.

In fiscal 2001, Cheese Division operations in Canada and the United States generated aggregate revenues of $1.772 billion.

Historically, foodservice was the Company's dominant sector of activities. With the acquisition of Dairyworld, which operates primarily in the retail market, Saputo has aligned itself more closely with the buying habits of North American consumers. As a result, sales are now divided more equitably among the foodservice, retail and industrial segments of the market. Backed by a team of seasoned professionals, Saputo is now firmly established in the marketplace and ranks among the leaders in the food processing industry in North America.

SALES BY MARKET *(in millions of dollars)*

Market	Sales
Canada [1]	**666**
United States	**1,106**

[1] *Includes international sales.*

SALES BY MARKET SEGMENT

Segment	Share
Retail	**37.9%**
Foodservice	**36.1%**
Industrial	**26.0%**

Percentages established on a pro forma basis using revenues of Dairyworld from February 5 to March 31, 2001, on an annualized basis.

Retail

Saputo offers retail clients — supermarket chains, warehouse stores, independent stores and specialty cheese shops — a vast assortment of Canadian, Italian and European cheeses. Indeed, we offer more than just an impressive selection of quality cheeses under one roof. We ensure that our products are packaged to meet the needs of consumers and appropriately supported by targeted marketing efforts. Campaign customization serves to promote and position each range or variety of cheese. When combined with in-store programs, which include sampling by consumers, our promotional initiatives enhance consumer product awareness while boosting demand with intermediaries.


DARI-FRESH

CANADA

Throughout fiscal 2001, we sought to achieve a stronger retail presence. Accordingly, we expanded our range of counter-ready cheeses and then broadened our coast-to-coast offering of specialty cheeses by fully integrating Cayer-JCB Group into our sales and distribution network. Promotional initiatives such as *"Les poésies du chef"*, involvement in the Italian cooking show *"La Trattoria"*, and the publication of recipe booklets contributed to enhancing consumer awareness of Saputo branded cheeses.

In fiscal 2002, the addition of the *Armstrong* branded cheese line will help us further increase our presence in this market segment. As one of the most important producers of private-label cheese in Canada, we aim to take maximum advantage of this fast growing category. We shall also pursue Dairyworld's promotional efforts at the regional level to increase the market penetration of our cheddar lineup. Lastly, in an effort to maximize consumer impact and spur the sales of specialty cheeses, we plan to enhance the image and positioning of our various trademarks.


SAPUTO
PART-SKIM
Mozzarella
FETA
MOZZARELLA
CHEDDAR
BOCCONCINI
CARON
FOURME d'AMBERT

Industrial

UNITED STATES

In fiscal 2001, we increased market penetration and brand awareness among consumers using innovative promotions. Some of these advertising initiatives developed for our *Cheese Heads* string cheese spurred additional sales of this product, which today commands a 20.4% share of the market, up 2.4%[1] over the previous fiscal year. In addition, three new blends of *Stella* shredded cheese were added to our range of Italian cheeses, and *Stella* cheese wedges were relaunched in a new, resealable pack: an industry first.

For fiscal 2002, we intend to increase our position in this segment and gain additional distribution by focusing on key brands with strong growth potential. Marketing support will continue to consistently provide innovative consumer promotions designed to increase our retail presence and brand equity. In addition, we shall continue to develop product line extensions that address emerging consumer needs.

[1] *Information Resources Incorporated – April 22, 2001 (52 weeks)*

In the industrial segment of the market, we supply ingredients to processors who manufacture frozen meals and ready-to-serve foods. These clients rely upon Saputo to develop quality, competitively priced products in accordance with rigidly monitored specifications. Our low-cost production expertise and our ability to guarantee consistent ingredient quality combine to provide Saputo with an important competitive edge. Given these fundamental strengths, clients further appreciate that we are poised to help them preserve the exclusive character of their products. Our sales team plays an invaluable role at this level. Each member is specially trained to offer clients first-rate technical support in developing new and original convenience foods.

In the markets where we serve industrial clients, we consistently focus upon broadening our knowledge of their activities with a view to developing cheese varieties and other ingredients adapted to their individual needs and production processes. As a result, we are able to make an extensive selection of products better known to clients and enhance our presence in this market segment.


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"To run a successful promotion, one must know one's market well and then be willing to take calculated, strategic risks."



Steve Josen, Vice-President, Marketing, Cheese Division (USA)

Foodservice

Most of our foodservice clients are distributors, national restaurant chains, hotels, pizzerias and caterers. They look to Saputo for innovative solutions and products designed to meet their specific needs. Day after day, we seek to enhance our reputation as master cheesemakers and become the supplier of choice.


SAPUTO
MOZZARELLA
FETA
"RICOTTA"
L'ITALIANA
Bleu d'Auvergne

CANADA

During the year, we further solidified ties with clients, established relations with new customers and thus increased market penetration. The specialized training of our sales personnel was instrumental in maintaining our lead in this particular segment of the market.

In the upcoming fiscal year, we shall continue to align our marketing efforts with those of our clients in an attempt to broaden product awareness with customers. The integration of Dairyworld into the corporate fold will open the doors to new market niches and provide an opportunity to offer these new clients an expanded range of products and services. By continuing to favour a partnership approach, we seek to establish lasting relationships with clients and grow together.


Armstrong
MEDIUM · MI FORT

"In the Sales Department, our primary goal is to build mutually profitable relationships with our clients. Business is bound to thrive when everyone's a winner!"



Frank Conte, Regional Sales and Logistics Manager, Atlantic Canada

UNITED STATES

In 2001, we increased the size of our sales organization to raise the level of customer coverage and personalized service. Targeted promotions and original meal suggestions helped spur business volume, particularly the sale of blue, gorgonzola and Italian specialty cheeses. We enhanced our promotion management system to provide greater accuracy and turnaround and, in turn, reinforce our position with clients.

During fiscal 2002, we intend to increase our presence in this segment by focusing on key brands with considerable growth potential, especially our *Stella* branded products. For 80 years, *Stella* has been a trusted name in fine cheeses of unsurpassed flavour, quality and variety. Our intention in the coming year is to seize the full potential of this long established, value-added brand.

INTERNATIONAL

Saputo's international activities slowed significantly during fiscal 2001. To comply with the requirements of the World Trade Organization, industry players in Canada worked towards implementing a new Canadian system for dairy exports which made it difficult, and sometimes impossible, to secure milk for export dairy products. Although we honoured commitments to our international clients, in part through our US operations, we were obliged to forego some sales volume until the situation is resolved.

At the outset of fiscal 2002, the milk supply for export products is as uncertain as it was in fiscal 2001. We shall continue to monitor the situation and proceed with caution. Accordingly, we shall attempt to maintain a certain volume of sales abroad until we are certain that conditions are favourable to renewed development in these markets.


STELLA
MY BLUE HEAVEN
STELLA

"At Saputo, we are totally committed to quality. It is a challenge we rise to day after day with a combination of discipline and passion."



Sandra Veaudry, Laboratory Supervisor, Cheese Division (Canada)





Milk Division

Dairyland. Baxter DAIRY PRODUCERS. Nutrilait. Régal

This new division, which blends well with the Company's core operations, bottles fluid milk and beverages, and manufactures dairy products other than cheese.

Retail

In fiscal 2001, the Milk Division generated sales of $137.9 million in Canada. On a pro forma basis, annualizing Dairyworld revenues for the eight weeks ended March 31, 2001, the Milk Division revenues would represent $831 million, which would be approximately 27% of the Company pro forma revenues.

The retail segment accounts for the majority of our business in this division. Distributed nationwide, our products are mainly marketed under recognized brands such as *Dairyland* and *Baxter*. In Quebec, we bottle fluid milk and market it under the *Régal* brand; we also manufacture frozen novelties under various private label brands.


MILK 2 GO
Dairyland
HOMO
SKIM

In Western and Atlantic Canada respectively, *Dairyland* and *Baxter* spell freshness and quality for consumers. We use this platform of well established brands as a springboard for developing value-added products that allow us to capture market share and increase profitability. In each of these regions, we also operate an extensive home delivery network. Day after day, more than 60 000 families enjoy the convenience of buying milk and dairy products at their own front door.

During fiscal 2001, Dairyworld focused on reinforcing brand equity and extending the value-added product segment. Brand activities included advertising campaigns, as well as numerous events and seasonal promotions. Expansion of the value added component of the product mix included *Pure'n Fresh* microfiltered milk, *Calcium Plus* milk, ultra-pasteurized eggnog and single-serve plastic bottle *Milk 2 Go*. All of these marketing endeavours were backed by a commitment to provide clients with premium quality products and excellent service.

In fiscal 2002, we shall pursue business development by focusing on the types of retailers we serve, such as convenience stores and service station outlets, which now tend to offer a wider choice of food items. Extensive efforts will also be undertaken in Québec and Ontario to target major clients and significantly enhance market penetration.

Foodservice

The foodservice sector continues to experience rapid expansion. To increase market share, Dairyworld has adopted a strategic development plan well adapted to this particular segment of the market. Among other things, Dairyworld provides customers with a flexible distribution network and varied product offering with multiple flavours and formats designed to respond to a broad spectrum of individual customer needs.

Our seasoned team of sales representatives deploy the full extent of their expertise to understand and satisfy the highly specific requirements of our customer base, which includes major foodservice distributors, fast food restaurant chains, upscale restaurants, schools, hospitals, caterers and organizers of sporting events.

In fiscal 2001, Dairyworld secured growth through strategic alliances with major national distributors. These connections expanded our customer base and opened up new business opportunities for our products. We are henceforth poised to adapt ourselves to client preferences by supplying them either through these distributors or through our vast direct delivery network.

In the upcoming fiscal year, we intend to enhance our penetration of the markets in Québec and Ontario. We are also planning to strengthen our position in Atlantic Canada by revitalizing production and marketing, optimizing ties with key clients in this region, and forging new partnerships.


Dairyland
Dairyland
Dairyland
Dairyland
Dairyland

"Home delivery helps to personalize and gives character to a company. Customers really appreciate it."



Randy Gerbrandt, Home Service Franchisee, Vancouver

Grocery Products Sector


Vachon
GREAT TASTE!
DECORMAG
STYLE at HOME
NEW LOOK
SAME GREAT TASTE!
PACKAGES TO BE WON
VACHON BREAKS NEW GROUND IN THE COOKIE WORLD
A new Flavour Palette to season your sales!
NEW COOKIES
Ah Caramel!

The Grocery Products sector comprises the production and marketing of snack cakes, cookies, fine breads and soups. Saputo is the most important producer of snack cakes and fine breads in Canada and one of the nation's leading manufacturers of cookies. Grocery Products sector sales totalled $251.7 million for the 2001 fiscal year.

With sales generated almost exclusively by the Canadian retail market and trademarks firmly positioned with consumers, the Grocery Products sector provides a better balance between our core line of dairy products and our branded product offering.



Snack cakes Category







The prominent position achieved in Canada has transformed this category into a major development thrust within our Grocery Products sector. We produce a broad spectrum of snack cakes, muffin bars, flakies and tarts which are marketed under well known brands such as **Jos.Louis**, **Ah Caramel!**, **Hop & Go!**, **May West** and **Passion Flakie**, to name but a few. The majority of the trademarks in this category are part of the extensive **Vachon** family of products, a name that has enjoyed a solid reputation for over 60 years.

During the 2001 fiscal year, a number of promotional activities were conducted in relation to our key brands with a view to enhancing visibility with consumers. Indeed our *"What is your Passion?"* and *"You've Got Taste"* campaigns proved particularly successful. New products such as our *May West* bar as well as several seasonal products were introduced into the market during the year. These new products further contributed to improving brand visibility. In 2001, we also entered into two partnership agreements which resulted in the launch of a new *Jos.Louis* ice cream and a new *Ah Caramel!* spread.

During the year, we continued to revamp corporate packaging under a program designed to enhance product visibility and in-store appeal, and ultimately set our products apart from rival brands.

In the year ahead, we shall again seek to promote our leading trademarks by means of targeted promotional initiatives. Moreover, in an effort to increase our consumer base, we plan on introducing new products backed by several of our well established trademarks.

"In the Production Department, we are committed to maintaining standards of high quality and excellent product reputation."



Aline Jacques, Lead Hand, Sainte-Marie plant

Cookies Category


VIAU
McCormicks



In this category, we manufacture a broad range of products marketed under the **Viau-McCormicks** brand which comprises a vast selection of cookies bearing such renowned names as **Whippet, Viva Puffs, Normandie, Wagon Wheels** and **Imagine**.

During the year, we introduced new products to reinforce our position in this particularly competitive market. Among them, the launch of our new *Ah Caramel!* cookies, which enjoyed the visibility of this already well established snack cake brand, yielded results well beyond corporate expectations.

In the upcoming fiscal year, we will be faced with increasing competition in this segment of the market. In an attempt to better offset the effects of intense competition and improve product profitability, efforts will focus upon key brands. Accordingly, our new *Ah Caramel!* cookie will occupy a dominant position in our product portfolio.

Fine Breads Category


GRISSOL
CRAVINGS

We produce a variety of rusks, bread sticks and croutons, including the well known Melba toasts. These products are marketed under the **Grissol** and **Li'l Cravings** labels.

During the 2001 fiscal year, our main objective was to enhance the image of the *Grissol* label with a view to maintaining our leading position in this market segment. Developed in this light, the *"Grissol My Way!"* campaign proved highly successful and contributed to spurring sales in this category.

In an effort to enhance consumer utilization of our products, a number of activities were also initiated to promote new suggested uses for our products.

During the fiscal year now in progress, we shall continue to devote efforts to reinforcing our leading position in this market segment and to increasing product use. To do so, we plan to develop a new platform for the *"Grissol My Way!"* campaign. In fact, to optimize the impact of this initiative, various products marketed under the *Li'l Cravings* brand will be repositioned under the *Grissol* label. Other promotional activities aimed at increasing market share will also be developed and carried out over the coming year.

Soups Category


Loney's

In this category, a comprehensive range of soups and stock mixes are produced and marketed under the **Loney's** label.

During the 2001 fiscal year, a number of product packages were revisited to enhance brand image, an initiative that resulted in increased sales. In-store tactical activities also continued, with an emphasis on the use of display units and bonus size product formats to attract consumer attention.

In the year ahead, we plan to capitalize on past achievements and continue to foster impulse buying through in-store tactical initiatives.



TABLE OF CONTENTS

Management's Discussion and Analysis of Operating Results and Financial Position **21**/
Corporate Management **27**/ Management's statement of responsibility and Auditors' report **28**/
Consolidated Financial Statements **29**/ Notes to the Consolidated Financial Statements **32**



Management's Discussion and Analysis of Operating Results and Financial Position

During the 2001 fiscal year, net earnings totalled $110.2 million, up 10.1% over the figure of $100.1 million reported the previous year. Results would, however, have risen considerably higher had it not been for the uncontrollable negative impact of declining cheese prices per pound in the United States which tumbled to a twenty-year low, difficult export market conditions which hindered development at the international level, and the sharp rise in energy costs.

This past fiscal year has, without question, established Saputo Inc. as a leader in the Canadian dairy processing industry, particularly following the acquisition of Dairyworld on February 5, 2001, and for which results of the fiscal year include eight weeks of operations.

OPERATING RESULTS

Revenues totalled $2.162 billion for the fiscal year ended March 31, 2001, an increase of 16.2% over the figure of $1.861 billion reported the previous year.

This increase in revenues was essentially the result of the contribution of Dairyworld. Other notable sources included the full-year contribution by Cayer-JCB Group and the Grocery Products sector (Culinar). During the previous fiscal year, contributions to revenues by each of these acquired companies amounted to four and twenty-eight weeks respectively.

These additional contributions to revenues, which are the result of acquisitions by Saputo, offset the negative impact of the average price per pound of cheese in the United States, which declined by almost 13% from levels last year.

With the advent of Dairyworld, approximately 66% of Saputo Inc. revenues will now be generated in Canada, the remainder being generated in the United States.

The Company experienced a 14.4% increase in **earnings before interest, income taxes, depreciation and amortization (EBITDA)** for a total of $271,0 million for the 2001 fiscal year, compared with $236.9 million for the preceding year. This rise in EBITDA was mainly due to the twelve-month contribution of Culinar to the 2001 fiscal year.

Revenues *(in thousands of dollars)*

Year	Revenues
2001	**2,161,671**
2000	1,860,878
1999	1,915,637

EBITDA *(in thousands of dollars)*

Year	EBITDA
2001	**270,974**
2000	236,945
1999	191,087

EBITDA profit margins declined from 12.7 % in 2000 to 12.5% in 2001, a slight decline largely attributable to the addition of Dairyworld, which currently generates profit margins in the order of 4.6%.

Depreciation of fixed assets amounted to $51.8 million as at March 31, 2001, compared with $37.8 million a year earlier; this rise is owed mainly to acquired companies.

Interest expense climbed to $39.5 million for the year ended March 31, 2001, compared to $37.6 million for the previous fiscal year. Increased debt relating to the acquisition of Dairyworld and the financing of Culinar over fifty-two weeks as opposed to twenty-eight in 2000 resulted in the rise in interest charges, which were nonetheless reduced following substantial repayment of debt during the fiscal year. Repayment was made possible as a result of Saputo's excellent performance in cash flow generated from operations.

Income tax expense rose by $4.2 million during the year, an increase nonetheless lessened by a lower applicable consolidated tax rate than during the preceding year.

Amortization of goodwill totalled $13.8 million, an increase of $3.7 million over the figure of $10.1 million reported last year. This increase was attributable to goodwill associated with corporate acquisitions.

Net earnings totalled $110.2 million ($2.15 per share) for the fiscal year ended March 31, 2001, an increase of 10.1% over the $100.1 million ($2.00 per share) reported in 2000. Rising energy prices cost the Company an additional $3.8 million in 2001 over the figure posted for 2000.

CASH AND FINANCIAL RESOURCES

Once again, cash generated before changes in non-cash working capital items was important, totalling $190.1 million ($3.71 per share) and representing an increase of 8.0 % over the level of $176.0 million ($3.52 per share) posted for the previous year.

On February 5, 2001, the Company completed the acquisition of Dairyworld for a total consideration of $407.3 million, financed in full by a bank loan with a term of four years.

Net capital expenditures totalled $42.9 million, $30.9 million of which related to our American activities, $9.8 million to our Canadian Dairy Products sector activities, and $2.2 million to our Grocery Products sector activities. Although a portion of these expenses was earmarked for ongoing asset maintenance, the majority was devoted to additional equipment required to increase overall production efficiency, especially packaging equipment. Additional fixed assets were indeed required to pursue rationalization in the United States. As a result, production at our Thorp and Monroe facilities was absorbed by our existing facilities at Almena and Lena. Lastly, head office expansion was completed in March 2001.

During the 2002 fiscal year, we expect to spend an amount of $52 million to enhance efficiency and profitability. This amount does not take into account additional expenses that may be necessary once integration plans have been finalized with regard to our recently acquired Dairyworld activities.

The Company reimbursed $151.1 million in long-term debt during the 2001 fiscal year, a full $111 million above stated

Net earnings
(in thousands of dollars)

2001	**110,241**
2000	100,068
1999	79,093

Cash flow generated by operations
(in thousands of dollars)

2001	**190,090**
2000	176,047
1999	128,334



commitments, and also paid out $16.9 million in dividends. Saputo presently pays a quarterly dividend of $0.09 per share.

Backed by sound working capital resources and repayments of long-term debt totalling $296.3 million over the past two fiscal years, the Company posted an extremely sound financial position. Additional long-term debt in the amount of $411.4 million was contracted in connection with the acquisition of Dairyworld and has been scheduled to be repaid in only four years.

The current financial structure in place at Saputo Inc. would allow for additional debt of nearly $300 million without impacting in any way the financial ratios that the Company is committed to honouring. It goes without saying that this speaks eloquently about the quality of the tools in place to provide for future needs and ensure continued growth.

FINANCIAL INSTRUMENTS, RISK AND UNCERTAINTY

To protect itself from interest rate fluctuations relating to corporate long-term debt, approximately half of Saputo's debt is in the form of fixed-rate senior notes, while the remaining half is at a floating rate as at March 31, 2001, which currently allows the Company to take advantage of reduced market rates. At the appropriate time, the Company intends to fix interest rates in full or in part through the use of swap contracts. Cash generated by our American activities is sufficient to provide a natural hedge against exchange rate risk.


Armstrong
MEDIUM · MI-FORT

OUTLOOK

Following the acquisition of Dairyworld in February 2001, the Company clearly established itself as the leader in the Canadian dairy industry. During the upcoming fiscal year, Dairyworld will constitute the Company's key challenge as work begins on enhancing Dairyworld profit margins, currently well below those of other Saputo operations. Every effort will be devoted to integrating Dairyworld activities into the corporate fold and raising standards of efficiency and profitability to levels achieved elsewhere within the group. Indeed the Company has already put the required structures into place to provide for the integration of existing Canadian cheese activities and those of Dairyworld in the coming months. Several corporate services have already been integrated and every effort will be made to achieve the same with production and distribution activities. Integration will be conducted gradually, with the majority expected to have been completed by March 31, 2002. Our operating expertise will allow us to enhance the profitability of this new subsidiary.

During the fiscal year, the Company initiated action to revisit the Cookies category of the Grocery Products sector. The Company is currently studying various alternatives and intends to make a decision on this issue in the near future, the object being to increase the profitability of this sector.

Always on the lookout for new means of enhancing efficiency, our US Dairy Products sector should begin to reap the benefits of plant rationalization undertaken in recent months. Furthermore, the Company intends to concentrate efforts upon maximizing current plant production capacity and optimizing manufacturing processes with a view to spurring growth in the United States.

Despite the importance of the Dairyworld acquisition and the significant efforts required to integrate the latter into the corporate fold, Saputo remains on the outlook for strategic growth and expansion opportunities.


Dairyland
MILK 2 GO
CHOCOLATE

Information **by sector**

DAIRY PRODUCTS

The Dairy Products sector is divided into two territories, namely Canada and the United States.

In Canada, revenues for the fiscal year ended March 31, 2001 totalled $804.0 million, an increase of 52.1% over the figure of $528.5 million posted the previous year. Some 76% of this $275.5 million increase was generated by Dairyworld, acquired on February 5, 2001; a further 18% is owed to the full-year contribution by Cayer-JCB Group, a subsidiary which contributed only four weeks to fiscal 2000 results. The remainder of the increase was primarily due to efforts devoted to developing industrial markets and private labels, efforts that proved sufficient to offset the decline in export sales.

In the United States, revenues amounted to $1.106 billion, a decrease of 6.7% over the $1.186 billion figure reported the previous year. The average price per pound of cheese was lower in 2001 than during the previous fiscal year; this resulted in a $83 million decrease in revenues, which was, however, partially offset by a $26 million increase in revenues due to a weaker Canadian dollar. The remainder of the decrease was attributable to a slight 1.5% drop in the volume of cheese sales.

EBITDA generated by the Dairy Products sector totalled $228.5 million at March 31, 2001, up 5.9 % over the figure of $215.7 million reported the previous year.

EBITDA from Canadian activities rose by $15.4 million or 18.8 %. Of this increase, $9.6 million resulted from the added contribution by Dairyworld, while the remainder was mainly due to the full-year contribution by Cayer-JCB Group to corporate results.

EBITDA profit margins at Dairyworld remained more or less the same as upon completion of the acquisition. Profit margins for the rest of the Dairy Products sector decreased from 15.4% at the end of the 2000 fiscal year to 14.7% at year-end in 2001. Two factors led to this decline. Firstly, although the integration of Cayer-JCB Group into the corporate fold has for all intents and purposes been completed, profit margins were lower at the time of acquisition and therefore exerted a downward pressure on overall profit margins generated by Canadian



operations during the year. Secondly, the export market developed by Saputo had to be financially supported to maintain ties with our international clients and enable the Company to assess the possibilities offered by the new export regulations.

EBITDA from American activities totalled $131.6 million, a decrease of 1.9% over the figure of $134.2 million reported the previous year. Although this slight decline in volume had a softening effect on the EBITDA, the improved efficiency of our American operations was completely erased by the average price per pound of cheese, which fell to a 20-year low. It should be noted that the lower the price per pound of cheese, the more difficult it is to cover expenses other than milk, and the lower the profit margin, if any, per pound of cheese.

As mentioned previously, the decline in the average price per pound of cheese during the 2001 fiscal year resulted in a decrease of $83 million in revenues, a figure that was partially offset by an influx of $26 million as a result of a weaker Canadian dollar. Regardless of the effect of these two factors on revenues, EBITDA profit margins would have been 11.3%, which is the same level as the year before. During the year, two plants were closed in keeping with rationalization efforts, and all related expenses were absorbed.

A promising future lies ahead despite undeniably unfavourable market conditions during the fiscal year ended March 31, 2001.

Revenues / Dairy Products sector
(in thousands of dollars)

Year	Canada	United-States
2001	803,970	1,106,039
2000	528,466	1,186,136
1999	521,146	1,394,491

Canada United-States

EBITDA / Dairy Products sector
(in thousands of dollars)


2001
96,912
131,555
2000
81,539
134,188
1999
77,744
113,343

Canada United States

GROCERY PRODUCTS

Grocery Products sector revenues rose from $146.3 million for the fiscal year ended March 31, 2000 to $251.7 million for the fiscal year ended March 31, 2001. This increase was primarily due to the full, fifty-two-week contribution to corporate results in 2001, compared with just twenty-eight weeks the previous year. Annualized revenues decreased by nearly 7.4%, following the elimination of various unprofitable products. EBITDA totalled $42.5 million, up $21.3 million over the figure of $21.2 million posted at March 31, 2000. EBITDA profit margins grew from 14.5% at March 31, 2000 to 16.9% at March 31, 2001, which reflects the rationalization and integration efforts devoted by the Company in this sector during the year.

Although EBITDA profit margins increased from 12.2% at the time of the acquisition of Culinar Inc. in September 1999 to 16.9% at the end of the 2001 fiscal year, the Company intends to take a stand in the near future with respect to the status of the Cookies category, the object being to improve overall sector profitability. Action designed to capitalize on strong market awareness of the *Vachon* label should also contribute to enhancing performance in this sector.

Corporate **Management**



First row, from left to right
Lino Saputo*, Chairman of the Board and Chief Executive Officer*
Lino Saputo Jr.*, Executive Vice-President, Operations*
Randy Williamson, *Executive Vice-President and Chief Operating Officer, Milk Division*
Second row, from left to right
Louis-Philippe Carrière, *Executive Vice-President, Finance and Administration*
Dino Dello Sbarba, *Executive Vice-President, Sales, Marketing and Logistics*
Pierre Leroux, *Executive Vice-President, Human Resources and Quality Assurance*

Management's **statement of responsibility** for financial reporting

Management is responsible for the preparation and presentation of the consolidated financial statements and the financial information presented in this annual report.

This responsibility includes the selection of accounting policies and practices and making judgements and estimates necessary to prepare the consolidated financial statements in accordance with generally accepted accounting principles. Management has also prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that assets are safeguarded and that relevant and reliable financial information is being produced.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee, which is comprised solely of directors who are not employees of the Company.

The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues. It also reviews the annual report, the consolidated financial statements and the external auditors' report. The Audit Commitee recommends the external auditors for appointment by the shareholders. The external auditors have unrestricted access to the Audit Commitee. The consolidated financial statements have been audited by the external auditors, Deloitte & Touche, whose report follows.

LINO SAPUTO
Chairman of the Board and Chief Executive Officer

LOUIS-PHILIPPE CARRIÈRE, CA
Executive Vice-President, Finance and Administration, and Secretary

Auditors' report to the Shareholders of Saputo Inc.

We have audited the consolidated balance sheets of Saputo Inc. as at March 31, 2001 and 2000 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche, LLP

Chartered Accountants
Laval, Quebec
May 11, 2001

Consolidated statements of earnings

Years ended March 31

(in thousands of dollars, except per share amounts)	2001	2000
REVENUES	$ 2,161,671	$ 1,860,878
Cost of sales, selling and administrative expenses	1,890,697	1,623,933
EARNINGS BEFORE INTEREST, DEPRECIATION, AMORTIZATION AND INCOME TAXES	270,974	236,945
Depreciation of fixed assets	51,763	37,785
OPERATING INCOME	219,211	199,160
Interest on long-term debt	40,703	34,184
Other interest (note 7)	(1,184)	3,397
EARNINGS BEFORE INCOME TAXES AND AMORTIZATION OF GOODWILL	179,692	161,579
Income taxes (note 9)	55,607	51,386
EARNINGS BEFORE AMORTIZATION OF GOODWILL	124,085	110,193
Amortization of goodwill	13,844	10,125
NET EARNINGS	$ 110,241	$ 100,068
EARNINGS PER SHARE (note 10)		
Earnings before amortization of goodwill		
Basic	$ 2.42	$ 2.20
Diluted	$ 2.41	$ 2.19
Net earnings		
Basic	$ 2.15	$ 2.00
Diluted	$ 2.14	$ 1.99

Consolidated statements of retained earnings

Years ended March 31

(in thousands of dollars)	2001	2000
RETAINED EARNINGS, BEGINNING OF YEAR	$ 177,746	$ 89,655
Net earnings	110,241	100,068
Dividends	(16,900)	(11,977)
RETAINED EARNINGS, END OF YEAR	$ 271,087	$ 177,746

Consolidated balance sheets

As at March 31

(in thousands of dollars)	2001	2000
ASSETS		
CURRENT ASSETS		
Cash	$ 6,294	$ 4,310
Receivables	279,493	147,188
Inventories	376,447	236,791
Income taxes	2,866	3,096
Future income taxes	22,751	13,422
Prepaid expenses and other assets	10,628	8,999
	698,479	413,806
FIXED ASSETS (note 3)	675,021	491,514
GOODWILL, UNAMORTIZED PORTION (COST OF $630,593)	592,646	475,229
OTHER ASSETS	33,970	9,534
FUTURE INCOME TAXES	12,863	20,919
	$ 2,012,979	$ 1,411,002
LIABILITIES		
CURRENT LIABILITIES		
Bank loans (note 4)	$ 10,643	$ 17,585
Accounts payable and accrued liabilities	320,426	162,637
Income taxes	29,457	22,130
Current portion of long-term debt	95,075	40,222
	455,601	242,574
LONG-TERM DEBT (note 5)	700,821	461,353
EMPLOYEE FUTURE BENEFITS	11,574	7,248
FUTURE INCOME TAXES	97,082	70,933
	1,265,078	782,108
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (note 6)	451,047	450,632
RETAINED EARNINGS	271,087	177,746
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	25,767	516
	747,901	628,894
	$ 2,012,979	$ 1,411,002

On behalf of the board

Lino Saputo, *Director*

Louis A. Tanguay, *Director*

Consolidated statements of cash flows

Years ended March 31

(in thousands of dollars)	2001	2000
Cash flows related to the following activities:		
OPERATING		
Net earnings	$ 110,241	$ 100,068
Items not affecting cash		
Depreciation and amortization	65,607	47,910
Future income taxes	15,232	28,069
Other items	(990)	—
	190,090	176,047
Currency loss (gain) on cash held in foreign currency	7	(82)
Changes in non-cash operating working capital items	44,310	(10,363)
	234,407	165,602
INVESTING		
Business acquisitions (note 8)	(1,432)	(2,334)
Net additions to fixed assets	(42,934)	(53,115)
Other assets	(1,694)	(2,119)
Foreign currency translation adjustment	(48,411)	22,433
	(94,471)	(35,135)
FINANCING		
Bank loans	(6,942)	(44,074)
Increase in long-term debt	—	96,287
Repayment of long-term debt	(151,140)	(145,194)
Issuance of share capital	415	1,150
Dividends	(16,900)	(11,977)
Foreign currency translation adjustment	36,622	(14,576)
	(137,945)	(118,384)
INCREASE IN CASH	1,991	12,083
CURRENCY (LOSS) GAIN ON CASH HELD IN FOREIGN CURRENCY	(7)	82
CASH (BANK OVERDRAFT), BEGINNING OF YEAR	4,310	(7,855)
CASH, END OF YEAR	$ 6,294	$ 4,310
SUPPLEMENTAL INFORMATION		
Interest paid	$ 39,165	$ 28,030
Income taxes paid	$ 31,976	$ 12,963

Notes to the Consolidated Financial Statements

Years ended March 31 *(in thousands of dollars)*

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles used in Canada and take into account the following significant accounting policies:

Use of estimates

In the course of the preparation of financial statements in conformity with generally accepted accounting principles, management must make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses for the period. Actual results could differ from these estimates.

Consolidated financial statements

The consolidated financial statements include the accounts of Saputo Inc. and all its subsidiaries. The operating results of acquired businesses, from their respective acquisition dates, are included in the consolidated statements of earnings.

Inventories

Finished goods and goods in process are valued at the lower of average cost and net realizable value. Raw materials are valued at the lower of cost and replacement value, cost being determined under the first-in, first-out method.

Fixed assets

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives or by using the following methods:

Buildings	15 years to 40 years
Furniture, machinery and equipment	3 years to 15 years
Rolling stock	5 years to 10 years or based on kilometers traveled

Goodwill

Goodwill is recorded at cost and amortized under the straight-line method over a maximum period of forty years. Management reviews goodwill on a continuous basis to determine whether there has been a permanent impairment of its value by comparing the carrying amount with future undiscounted operating income.

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

Employee future benefits

The cost of pension and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on services and using estimates of expected return on plan assets, rates of compensation increase, retirement ages of employees and expected health care costs and other post-retirement benefits.

1. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Foreign currency translation

The balance sheet accounts of the self-sustaining companies operating in the United States were translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts were translated into Canadian dollars using the average monthly exchange rates in effect during the fiscal years. Canadian company debt relating to the financing of the acquisitions of the self-sustaining companies was also converted using the exchange rates at the balance sheet dates. The foreign currency translation adjustment account presented in shareholders' equity represents accumulated foreign currency gains or losses on the Company's net investments in self-sustaining companies operating in the United States. The change in the foreign currency translation account during the year ended March 31, 2001 resulted from the weakening of the Canadian dollar as compared to the US dollar.

Foreign currency accounts of Canadian companies were translated into Canadian dollars using the exchange rates at the end of the year for current assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Gains or losses resulting from this translation are included in the statement of earnings.

2. CHANGES IN ACCOUNTING POLICIES

Income taxes

Effective April 1, 2000, the Company adopted the new Canadian Institute of Chartered Accountants accounting recommendations for income taxes. Under these new rules, income taxes must be accounted for using the liability method of income tax allocation. Future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Prior to April 1, 2000, the Company followed the deferred tax allocation method. Under this method, timing differences between accounting income and expenses and taxable income and deductible expenses gave rise to deferred income taxes. Deferred income taxes were determined using the tax rates prevailing at the time the provisions for income taxes were recorded.

The Company adopted the new recommendations retroactively and restated the presentation of the financial statements. The adoption of the new recommendations did not affect net earnings and retained earnings of prior years and its effect on earnings for the current year was immaterial.

Employee future benefits

Effective April 1, 2000, the Company adopted on a prospective basis the new recommendations of the Canadian Institute of Chartered Accountants concerning employee future benefits.

In accordance with these new recommendations, the cost of pension and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on services and using estimates of expected return on plan assets, rates of compensation increase, retirement ages of employees and expected health care costs and other post-retirement benefits. Plan obligations are discounted using current market interest rates. Previously, costs for employee future benefits other than pension were expensed as incurred and pension cost obligations were discounted using the expected long-term rate of return on plan assets.

As a result of the adoption of these new recommendations, operating income was reduced by $1,545,000 and the accrued employee future benefit liability increased by $919,000.

2. CHANGES IN ACCOUNTING POLICIES (CONT'D)

Earnings per share

Effective January 1, 2001, the Company adopted on a retroactive basis the new recommendations of the Canadian Institute of Chartered Accountants concerning earnings per share. Basic earnings per share is based on the weighted average of common shares issued and outstanding, and is calculated by dividing earnings by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing earnings by the weighted number of shares used in the basic earnings per share calculation plus the number of shares that would be issued assuming that all potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan were issued using the treasury stock method.

Under the treasury stock method, share purchase options are assumed exercised at the beginning of the period and the proceeds from exercise are presumed to be used to purchase shares at the average market price during the period.

Diluted earnings per share for the year ended March 31, 2000 were restated in accordance with the new recommendations.

As a result of these new recommendations, diluted earnings per share before amortization of goodwill increased by $0.09 and net earnings per share increased by $0.08 for the year ended March 31, 2001 and $0.11 and $0.10 respectively for the year ended March 31, 2000.

3. FIXED ASSETS

	2001			2000
	Cost	Accumulated depreciation	Net book value	Net book value
Land	$ 31,844	$ —	$ 31,844	$ 20,179
Buildings	238,237	29,033	209,204	148,470
Furniture, machinery and equipment	581,450	153,297	428,153	318,052
Rolling stock	8,720	2,900	5,820	4,813
	$ 860,251	$ 185,230	$ 675,021	$ 491,514

4. BANK LOANS

The Company has available short-term bank credit facilities providing for bank loans up to a maximum of approximately $235,000,000. These bank loans are available in Canadian or US dollars and bear interest at rates based on lenders' prime rates or LIBOR.

5. LONG-TERM DEBT

	2001	2000
Term bank loan, available in the form of bank advances or bankers' acceptances, repayable by quarterly variable instalments until December 2004, bearing interest at fluctuating rates based on prime rate plus a maximum of 0.6% and bankers' acceptances rates plus 0.55% up to a maximum of 1.6%, depending on the interest-bearing debt to the earnings before interest, depreciation and amortization and income taxes ratio of the Company. As at March 31, 2001, the term bank loan is comprised of advances of $770,000 and bankers' acceptances of $400,600,000	**$ 401,370**	$ —
Senior notes		
7.97%, due in November 2006 (US$30,000,000)	**47,289**	43,482
8.12%, due in November 2009 (US$170,000,000)	**267,971**	246,398
8.41%, due in November 2014 (US$50,000,000)	**78,815**	72,470
Bonds and other loans, repayable in annual variable instalments, due in 2008	**451**	1,249
Term bank loan, bearing interest at fluctuating rates based on bankers' acceptances rates plus 0.5% up to a maximum of 1.25%, depending on the interest-bearing debt to the earnings before interest, depreciation and amortization and income taxes ratio of the Company, repaid during the year	**—**	80,000
Term bank loan (US$40,000,000), bearing interest at fluctuating rates based on LIBOR rate plus 0.75% up to a maximum of 1.5% depending on the interest-bearing debt to the earnings before interest, depreciation and amortization and income taxes ratio of the Company, repaid during the year	**—**	57,976
	795,896	501,575
Current portion	**95,075**	40,222
	$ 700,821	$ 461,353

Estimated principal payments required in each of the next five years are as follows:

2002	**$ 95,075**
2003	**102,557**
2004	**110,105**
2005	**93,969**
2006	**50**
2007 and subsequent years	**394,140**
	$ 795,896

6. SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

	2001	2000
ISSUED		
51,225,390 common shares (51,200,994 in 2000)	**$ 451,047**	$ 450,632

24,396 common shares for an amount of $414,732 were issued during the year ended March 31, 2001 pursuant to the share option plan.

2,503,000 common shares for an amount of $99,994,850 were issued during the year ended March 31, 2000 in partial consideration for the acquisition of Culinar Inc. 66,996 common shares for an amount of $1,149,850 were also issued pursuant to the share option plan.

Share option plan

The Company established a share option plan to allow for the purchase of common shares by key employees, officers and directors of the Company. The total number of common shares which may be issued pursuant to this plan will not exceed 3,000,000 common shares. Options may be exercised at a price equal to the closing quoted value of the shares on the day preceding the date of the grant. In general, the options vest at 20% per year and expire ten years from the date of the grant. No compensation expense is recognized for this plan when options are granted. The consideration paid on exercise of options is credited to share capital.

Options issued and outstanding as at the year-ends are as follows:

2001				2000	
Granting period	Exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
1998	$ 17.00	**321,765**	**$ 17.00**	349,787	$ 17.00
1999	from $ 32.25 to $ 37.50	**265,358**	**$ 36.48**	278,306	$ 36.43
2000	$ 39.40	**358,786**	**$ 39.40**	373,699	$ 39.40
2001	$ 27.00	**705,069**	**$ 27.00**		
		1,650,978	**$ 29.27**	1,001,792	$ 30.75
Options exercisable at year-end		**363,497**	**$ 27.09**	199,075	$ 22.39

Changes in the number of options are as follows:

	2001		2000	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	**1,001,792**	**$ 30.75**	745,502	$ 25.24
Options granted	**733,741**	**$ 27.00**	422,825	$ 39.40
Options exercised	**(24,396)**	**$ 17.00**	(66,996)	$ 17.16
Options cancelled	**(60,159)**	**$ 31.30**	(99,539)	$ 35.29
Balance at end of year	**1,650,978**	**$ 29.27**	1,001,792	$ 30.75

628,704 options to purchase common shares at a price of $38.00 were also granted on April 1, 2001.

7. OTHER INTEREST

	2001	2000
Expense	$ 2,923	$ 6,149
Income	(4,107)	(2,752)
	$ (1,184)	$ 3,397

8. BUSINESS ACQUISITIONS

Year ended March 31, 2001

On February 5, 2001, the Company completed the acquisition of the fluid milk and cheese manufacturing operations of Agrifoods International Cooperative Limited, commonly known as Dairyworld Foods. This acquisition of a total cost of $407,293,000 was financed by a term bank loan.

The acquisition was recorded using the purchase method of accounting. Goodwill resulting from the acquisition is amortized under the straight-line method over a period of forty years.

Net assets acquired were the following as at the date of acquisition:

Tangible assets	$ 441,348
Goodwill	115,920
Total assets	557,268
Liabilities assumed including bank indebtedness of $5,509	149,975
NET ASSETS ACQUIRED	$ 407,293

Purchase price	$ 407,293
Term bank loan	(411,370)
Bank indebtedness of the acquired business	5,509
CASH USED FOR THE ACQUISITION	$ 1,432

The final allocation of the purchase price between tangible and intangible assets is not finalized as the Company has not completed the valuation of net assets acquired. Adjustments to the allocation of the purchase price will be completed in the subsequent fiscal year.

Year ended March 31, 2000

On September 15, 1999, the Company acquired for a total consideration of $283,500,000, all of the issued shares of Culinar Inc., a manufacturer of pastry products, biscuits, fine breads and soups operating in Canada. This acquisition was paid by a cash consideration of $183,505,150 which was financed in part with a long-term credit facility of $180,000,000 and by the issuance of 2,503,000 common shares at $39.95 per share for an amount of $99,994,850.

On February 28, 2000, the Company also acquired for a cash consideration of $13,725,000 all of the issued shares of Groupe Cayer-JCB Inc., a Canadian producer of European cheeses. Liabilities assumed of $13,729,000 includes bank indebtedness and long-term debt of $6,689,000.

These acquisitions were recorded using the purchase method of accounting. Goodwill resulting from these acquisitions is amortized under the straight-line method over a period of forty years.

8. BUSINESS ACQUISITIONS (CONT'D)

Net assets acquired were the following as at the dates of acquisition:

	Culinar Inc.	Groupe Cayer-JCB Inc.	Total
Cash	$ 14,737	$ 159	$ 14,896
Tangible assets	118,117	14,856	132,973
Goodwill	201,721	12,439	214,160
Total assets	334,575	27,454	362,029
Liabilities assumed	51,075	13,729	64,804
NET ASSETS ACQUIRED	$ 283,500	$ 13,725	$ 297,225

Purchase price	$ 297,225
Long-term financing	(180,000)
Issuance of share capital	(99,995)
Cash of acquired businesses	(14,896)
CASH USED FOR THE ACQUISITIONS	$ 2,334

9. INCOME TAXES

The provision for income taxes is comprised of the following:

	2001	2000
Current income taxes	$ 41,365	$ 23,317
Future income taxes	14,242	28,069
	$ 55,607	$ 51,386

Reconciliation of income taxes, calculated using statutory Canadian income tax rates, to the income tax provision presented in the statement of earnings:

	2001	2000
Income taxes, calculated using statutory Canadian income tax rates	$ 66,498	$ 60,283
Adjustments resulting from the following:		
Manufacturing and processing credit	(6,856)	(6,440)
Other	(4,035)	(2,457)
Provision for income taxes	$ 55,607	$ 51,386

Future income taxes assets and liabilities reflect the temporary differences between the carrying amounts of balance sheet accounts and the amounts for income tax purposes.

The principal components of these differencies are as follows:

	2001	2000
Future income taxes asset		
Current		
Accounts payable and accrued liabilities	$ 16,510	$ 9,735
Shareholders' equity	1,010	1,010
Losses for income tax purposes	5,231	2,677
	22,751	13,422

9. INCOME TAXES (CONT'D)

	2001	2000
Long-term		
Employee future benefits and accounts payable and accrued liabilities	5,816	11,652
Other assets	3,014	2,823
Shareholders' equity	—	1,010
Losses for income tax purposes	4,033	5,434
	12,863	20,919
	$ 35,614	$ 34,341
Future income taxes liability		
Fixed assets	$ 86,950	$ 68,362
Other assets	10,132	2,571
	$ 97,082	$ 70,933

The Company and subsidiaries have accumulated losses for income tax purposes amounting to $32,000,000. These losses expire gradually up to 2018. The future tax asset corresponding to these tax losses has been recognized in the financial statements.

10. EARNINGS PER SHARE

Basic earnings per share have been calculated using the weighted average number of common shares outstanding during each fiscal year: 51,209,763 shares in 2001 and 50,008,209 in 2000.

Diluted earnings per share for the year ended March 31, 2001 have been calculated using 51,508,669 common shares, being the sum of the weighted average number of outstanding shares as at March 31, 2001 (51,209,763 shares) and the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan (298,906 shares).

Diluted earnings per share for the year ended March 31, 2000 have been calculated using 50,356,959 common shares, being the sum of the weighted average number of outstanding shares as at March 31, 2000 (50,008,209 shares) and the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan (348,750 shares).

Earnings per share were calculated net of income taxes.

11. EMPLOYEE BENEFIT PLANS

The Company provides defined benefit and defined contribution pension plans as well as other benefits such as health insurance, life insurance and dental plans to eligible employees and retired employees.

Under the terms of the defined benefit pension plans, pensions are based on years of service and the average salary of the last employment years or the career salary. Contributions are paid by employees and contributions by the Company are based on recommendations from independent actuaries.

The defined contribution pension plans entitle participating employees to an annual contribution giving right to a pension.

Plan assets are principally comprised of shares of Canadian and foreign companies, mutual funds and fixed income investments.

11. EMPLOYEE BENEFIT PLANS (CONT'D)

FINANCIAL POSITION OF THE PLANS

	Defined benefit pension plans	Other benefit plans
CHANGES IN FAIR VALUE OF PLAN ASSETS		
Fair value of plan assets at beginning of year	$ 123,593	$ —
Acquisitions during the year	73,795	—
Actual return on plan assets	2,611	—
Employer contributions	267	452
Employee contributions	1,824	—
Benefits paid	(9,620)	(452)
Fair value of plan assets at end of year	192,470	—
CHANGES IN ACCRUED BENEFIT OBLIGATION		
Benefit obligation at beginning of year	92,737	13,694
Acquisitions during the year	55,135	2,890
Current service cost	3,363	504
Interest and foreign exchange	7,054	1,584
Benefits paid	(9,620)	(452)
Actuarial loss	8,917	475
Amendments and transfers	8,844	—
Benefit obligation at end of year	166,430	18,695
SURPLUS (DEFICIT)	26,040	(18,695)
Unamortized actuarial loss	15,533	1,099
Unamortized past service cost	1,321	—
Loss on foreign exchange	(271)	—
Unamortized transitional obligation	(17,571)	6,022
Asset (liability) as at the measurement date	25,052	(11,574)
Employer contributions made from the measurement date to the end of the year	69	—
Net asset (employee future benefit obligation) recognized in the balance sheet	$ 25,121	$ (11,574)

The net accrued benefit asset is included in other assets presented in the balance sheet.

	Pension plans	Other benefit plans
EMPLOYEE BENEFIT PLANS EXPENSE		
Defined benefit plans		
Current service cost	$ 1,539	$ 504
Interest cost	6,831	1,006
Expected return on plan assets	(9,589)	—
Amortization of transitional obligation	(1,294)	487
Amortization of past service cost	42	—
Amortization of actuarial gain	(23)	—
	(2,494)	1,997
Defined contribution plans	4,434	—
	$ 1,940	$ 1,997

11. EMPLOYEE BENEFIT PLANS (CONT'D)

Weighted average assumptions

	Defined benefit pension plans	Other benefit plans
Discount rate of obligation	6.75 %	7.00 %
Expected long-term rate of return on plan assets	7.75 %	n/a
Rate of compensation increase	3.50 %	3.50 %

For measurement purposes, a 5.5% to 9% annual rate of increase was used for health, life insurance and dental plan costs for the year 2001 and this rate is asssumed to decrease gradually to 5% in 2005 and remain at that level thereafter.

12. COMMITMENTS RELATED TO LEASES

The Company carries some of its operations in leased premises and has also entered into lease agreements for equipment and rolling stock. The minimum annual lease payments required for the next five years are as follows:

2002	$ 14,396
2003	12,512
2004	10,173
2005	8,341
2006	6,956
	$ 52,378

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair value of financial instruments

The fair value of cash and bank loans, receivables, accounts payable and accrued liabilities corresponds to their carrying value due to their short-term maturity.

The fair value of long-term debt, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, is $817,173,000.

b) Credit risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. The Company does not have any credit risk concentration.

c) Interest rate risk

The short-term bank credit facilities and long-term bank loans bear interest at fluctuating rates.

The Company occasionally enters into interest swap contracts to hedge against exposures to increases in interest rates.

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT'D)

c) Interest rate risk (cont'd)

No such contracts were outstanding as at March 31, 2001. In April 2001, the Company entered into an interest swap contract at 5.08% covering $150,000,000 of long-term debt. This contract expires in December 2004.

d) Currency risk

In the normal course of Canadian operations, the Company enters into certain foreign currency transactions. The Company manages its currency risks by occasionally entering into foreign currency contracts. Outstanding foreign currency contracts as at the balance sheet date are not material.

The majority of the Company's operations are carried out in the United States. The cash flows from US operations constitute a natural hedge against the exchange risk related to debt expressed in US dollars.

14. SEGMENTED INFORMATION

The dairy products segment principally includes the production and distribution of cheeses and fluid milk. The activities of this segment are carried out in Canada and the United States.

The grocery products segment includes all non-dairy products manufactured by the Company. These products are classified in four categories, snack cakes, cookies, fine breads and soups. The activities of this segment are carried out in Canada.

These operating segments are managed separately because each segment represents a strategic business unit that offers different products and serves different markets. The Company measures performance based on geographic operating income and segment operating income on a stand alone basis.

The accounting policies of the segments are the same as those described in note 1 relating to significant accounting policies. The Company does not make any intersegment sales.

Information on operating segments

	2001			2000		
	Canada	United States	Total	Canada	United States	Total
Revenues						
Dairy products	$ 803,970	$ 1,106,039	$ 1,910,009	$ 528,466	$ 1,186,136	$ 1,714,602
Grocery products	251,662	—	251,662	146,276	—	146,276
	$ 1,055,632	$ 1,106,039	$ 2,161,671	$ 674,742	$ 1,186,136	$ 1,860,878
Earnings before interest, depreciation, amortization and income taxes						
Dairy products	$ 96,912	$ 131,555	$ 228,467	$ 81,539	$ 134,188	$ 215,727
Grocery products	42,507	—	42,507	21,218	—	21,218
	$ 139,419	$ 131,555	$ 270,974	$ 102,757	$ 134,188	$ 236,945
Depreciation of fixed assets						
Dairy products	$ 14,165	$ 28,078	$ 42,243	$ 9,108	$ 23,739	$ 32,847
Grocery products	9,520	—	9,520	4,938	—	4,938
	$ 23,685	$ 28,078	$ 51,763	$ 14,046	$ 23,739	$ 37,785

14. SEGMENTED INFORMATION (CONT'D)

	2001			2000		
	Canada	United States	Total	Canada	United States	Total
Operating income						
Dairy products	$ 82,747	$ 103,477	$ 186,224	$ 72,431	$ 110,449	$ 182,880
Grocery products	32,987	—	32,987	16,280	—	16,280
	$ 115,734	$ 103,477	$ 219,211	$ 88,711	$ 110,449	$ 199,160
Interest			39,519			37,581
Earnings before income taxes and amortization of goodwill			179,692			161,579
Income taxes			55,607			51,386
Earnings before amortization of goodwill			124,085			110,193
Amortization of goodwill			13,844			10,125
Net earnings			$ 110,241			$ 100,068
Total assets						
Dairy products	$ 825,458	$ 887,181	$ 1,712,639	$ 255,352	$ 828,662	$1,084,014
Grocery products	300,340	—	300,340	326,988	—	326,988
	$ 1,125,798	$ 887,181	$ 2,012,979	$ 582,340	$ 828,662	$1,411,002
Net book value of fixed assets						
Dairy products	$ 259,199	$ 345,954	$ 605,153	$ 97,636	$ 316,714	$ 414,350
Grocery products	69,868	—	69,868	77,164	—	77,164
	$ 329,067	$ 345,954	$ 675,021	$ 174,800	$ 316,714	$ 491,514
Net additions to fixed assets						
Dairy products	$ 9,776	$ 30,933	$ 40,709	$ 13,278	$ 36,742	$ 50,020
Grocery products	2,225	—	2,225	3,095	—	3,095
	$ 12,001	$ 30,933	$ 42,934	$ 16,373	$ 36,742	$ 53,115
Goodwill, unamortized portion						
Dairy products	$ 133,216	$ 270,347	$ 403,563	$ 20,980	$ 255,373	$ 276,353
Grocery products	189,083	—	189,083	198,876	—	198,876
	$ 322,299	$ 270,347	$ 592,646	$ 219,856	$ 255,373	$ 475,229

15. COMPARATIVES FIGURES

Certain of the prior year's comparative figures have been reclassified to conform to the current year's presentation.

Shareholder Information

GENERAL ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Wednesday August 1, 2001 at 11:00 AM
Salon Laval, Hotel Sheraton
2440 Autoroute des Laurentides
Laval, Québec

INVESTOR RELATIONS

Communications Department
Telephone: (514) 328-3381
Fax: (514) 328-3364
E-mail: saputo@saputo.com

STOCK EXCHANGE

Toronto
Symbol: SAP

TRANSFER AGENT

General Trust of Canada
1100 University Street, Suite 900
Montréal, Québec Canada H3B 2G7
Telephone: (514) 871-7171 or 1 800 341-1419
Fax: (514) 871-7442

EXTERNAL AUDITORS

Deloitte & Touche, Laval, Québec

DIVIDEND POLICY

It is the policy of Saputo Inc. to declare quarterly cash dividends on the common shares in an amount of $0.09 per share, representing a yearly dividend of $0.36 per share. The balance of corporate earnings is reinvested to finance the growth of the Company's business.

The Board of Directors may review the Company's dividend policy from time to time based on financial position, operating results, capital requirements and such other factors as are deemed relevant by the Board, at its sole discretion.

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Board of Directors



André **Bérard**
Chairman of the Board and Chief Executive Officer
National Bank of Canada



Lino **Saputo**
Chairman of the Board and Chief Executive Officer
Saputo Inc.



Claude **Blanchet**
Chairman of the Board, President and Chief Executive Officer
Société générale de financement du Québec



Lino **Saputo Jr.**
Executive Vice-President, Operations
Saputo Inc.



Pierre **Bourgie**
President and Chief Executive Officer
Société financière Bourgie Inc.



Patricia **Saputo,** CA, FP
President
Pasa Holdings Inc.



Caterina **Monticciolo,** CA
Controller
Placements Vigica Inc.



Louis A. **Tanguay**
President and Chief Executive Officer
Bell Canada International

A reflection of our **objectives**











SAPUTO

6869 Metropolitain Blvd. East
Saint-Léonard, Québec H1P 1X8
CANADA

Telephone: (514) 328-6662
Fax: (514) 328-3364

www.saputo.com

MATERIAL CHANGE REPORT
UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN)
SECTION 118(1)(b) OF THE SECURITIES ACT (ALBERTA) AND
SECTION 67(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1. **Reporting Issuer**

SAPUTO INC.
6869 Metropolitain Blvd. East
Saint-Leonard, Quebec
H1P 1X8

Item 2. **Date of Material Change**

November 6, 2001

Item 3. **Press Release**

See attached copy of a press release disseminated through Canada News Wire (CNW) on November 6, 2001.

Item 4. **Summary of Material Change**

Two-for-one stock split

Item 5. **Full Description of Material Change**

See attached press release

Item 6. **Reliance on Provisions Applying to Confidential Filing**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officer**

For further information, contact:

Louis-Philippe Carrière
Executive Vice President, Finance and Administration

Tel.: (514) 328-3304

Item 9. **Statement of Senior Officer**

The information contained in this material change report accurately disclose the material change referred to herein.

DATED at Montreal, Quebec this 13th day of November, 2001

signed: Louis-Philippe Carrière
Executive Vice President, Finance and Administration



PRESS RELEASE

FINANCIAL RESULTS FOR THE SECOND QUARTER OF FISCAL 2002 AND TWO-FOR-ONE STOCK SPLIT

NET EARNINGS UP 32.6%, CASH FLOW UP 31.4% AND TWO-FOR-ONE STOCK SPLIT

(Montreal, November 6, 2001) – Saputo Inc. revealed today its financial results for the second quarter of fiscal 2002, ended September 30, 2001, for which the Company reported excellent financial performance.

Net earnings up 32.6%

Net earnings rose to $41.5 million or $0.81 (basic) per share, a 32.6% increase over the $31.3 million or $0.61 (basic) per share figures posted for the corresponding quarter the previous fiscal year. This increase in earnings reflected the positive impact of the integration and enhancements initiated at Dairyworld since its acquisition in February 2001. The upward trend in the price per pound of cheese in the United States also positively impacted second quarter net earnings compared with last year. Since the beginning of the fiscal year, net earnings have risen by $19.9 million to reach $81.7 million, a 32.3% increase over the corresponding period in 2001.

EBITDA up 35.8%

Earnings before interest, income taxes, depreciation and amortization (EBITDA) totalled $91 million, a 35.8% increase over the $67 million figure posted in the second quarter of the previous year. Dairyworld, acquired on February 5, 2001, accounted for more than 84% of this $24 million increase in EBITDA.

Cash flow up 31.4%

Since the outset of the 2002 fiscal year, cash generated before changes in non-cash working capital items totalled $122.7 million or $2.39 (basic) per share, a 31.4% increase over the 93.4 million or $1.82 (basic) per share figure posted for the corresponding period the previous year.

Revenues up 78.3%

The Company's revenues for the quarter ended September 30, 2001 climbed from $503.5 million to $897.7 million, a 78.3% increase over the same period the previous year. Dairyworld contributed nearly $345 million to the Company's revenues during this period.

.../2

Dividends

The Board of Directors of the Company declared today a 100% stock dividend on the common shares which will be paid on November 30, 2001 to common shareholders of record on November 23, 2001. This dividend, which is subject to obtaining all necessary regulatory approvals, has the same effect as a two-for-one stock split and will double the number of common shares outstanding.

Concurrently, the Board of Directors declared a quarterly dividend of $0.055 per share payable on November 30, 2001 to common shareholders of record on November 23, 2001. This dividend represents a dividend of $0.11 per share prior to the stock split, which is the quarterly dividend paid by the Company in accordance with its dividend policy. This dividend relates to the second quarter ended September 30, 2001.

The Company's common shares, which currently trade on the Toronto Stock Exchange under the symbol "SAP", will begin trading on a split basis as of November 21, 2001.

Conference call

A conference call to discuss the second quarter of fiscal 2002 results will be held on Wednesday November 7, 2001 at 10:00, Montreal time. To participate in the conference dial (416) 695-5801 or 1-800-478-9326. To ensure your participation, please dial in approximately five minutes before the call.

To listen to this call on the web, please enter:
www.newswire.ca/webcast/pages/SaputoInc20011107/ in your web browser.

For those unable to participate, a taped rebroadcast will be available to listeners up until midnight, Wednesday, November 14, 2001. To access the rebroadcast please dial (416) 695-5800 or 1-800-408-3053, pass code 942253.

The conference call will be archived on the Saputo web site at www.saputo.com.

About Saputo

The largest dairy processor in Canada and one of the leading cheese producers in North America, Saputo Inc. is a public company operating in the dairy and grocery products sectors.

Active in international markets, the Company's Dairy Products sector markets and distributes mozzarella, as well as a comprehensive range of Italian, European and North American cheeses, fluid milk, yoghurt, butter, powdered milk, juices and whey by-products such as lactose and whey protein. In Canada, this sector also operates a specialized distribution network that offers clients a vast assortment of imported cheeses and non-dairy products in addition to Company lines. The main brands are Saputo, Stella, Frigo, Dragone, Dairyland, Dairy Producers, Baxter, Armstrong, Caron and Cayer. Dairy Products sector facilities include 36 plants in Canada and 15 in the United States.

.../3

Saputo's Grocery Products sector markets and distributes a broad selection of snack cakes under the Vachon brand name. Facilities include two plants in Canada and a direct-to-store delivery network.

A dynamic, world class company, Saputo Inc. today employs over 7100 individuals. Company shares are listed on the Toronto Stock Exchange under the symbol SAP. For further information, please visit our website at www.saputo.com.

.../4



FINANCIAL HIGHLIGHTS
(In millions of dollars, except per share amounts)

	For the three-month periods ended September 30 (unaudited)			For the six-month periods ended September 30 (unaudited)		
	2001 $	2000 $	Change	**2001 $**	2000 $	Change
Revenues						
Dairy Products sector						
Canada	**498.0**	152.3	227.0%	**994.6**	301.0	230.4%
United States	**354.7**	288.2	23.1%	**673.9**	554.7	21.5%
	852.7	440.5	93.6%	**1,668.5**	855.7	95.0%
Grocery Products sector	**45.0**	63.0	(28.6%)	**105.7**	127.8	(17.3%)
	897.7	503.5	78.3%	**1,774.2**	983.5	80.4%
Earnings before interest, depreciation, amortization and income taxes						
Dairy Products sector						
Canada	**43.7**	20.1	117.4%	**84.7**	42.2	100.7%
United States	**38.8**	36.1	7.5%	**79.3**	70.4	12.6%
	82.5	56.2	46.8%	**164.0**	112.6	45.6%
Grocery Products sector	**8.5**	10.9	(22.0%)	**18.1**	21.2	(14.6%)
	91.0	67.1	35.6%	**182.1**	133.8	36.1%
Depreciation of fixed assets	**17.1**	12.1		**35.4**	24.4	
Interest	**13.6**	9.2		**27.6**	19.0	
Income taxes	**18.8**	14.5		**37.4**	28.6	
Earnings before amortization of goodwill	**41.5**	31.3	32.6%	**81.7**	61.8	32.3%
Amortization of goodwill***	**-**	3.2		**-**	6.4	
Net earnings	**41.5**	28.1	47.7%	**81.7**	55.4	47.6%
Net inflow of cash related to operations before changes in non-cash operating working capital items	**61.3**	46.5	31.8%	**122.7**	93.4	31.4%
Net additions to fixed assets	**17.5**	9.5	84.2%	**29.4**	16.0	83.8%
Repayment of long-term debt	**30.0**	32.4	(7.4%)	**40.0**	81.1	(50.7%)
Dividends	**10.3**	7.7	33.8%	**10.3**	7.7	33.8%

*** The Company adopted the new Canadian Institute of Chartered Accountants accounting recommendations on amortization of goodwill. Goodwill ceased to be amortized in accordance with these recommendations since April 1, 2001. Had the application of the new recommendations been permitted during the period of six months ended September 30th, 2000, net earnings would have been respectively $ 31 277 000 and $ 61 767 000.

PER SHARE						
Net Earnings ***(earnings before amortization of goodwill for 2000)***						
Basic	**0.81**	0.61	32.8%	**1.59**	1.20	32.5%
Diluted	**0.80**	0.61		**1.58**	1.20	
Cash flow generated by operations, before changes in non-cash operating working capital items						
Basic	**1.19**	0.91	30.8%	**2.39**	1.82	31.3%
Diluted	**1.19**	0.90	32.2%	**2.37**	1.81	30.9%
Number of shares						
Basic	**51,361,946**	51,207,251		**51,317,857**	51,204,701	
Diluted	**51,645,191**	51,523,256		**51,645,191**	51,523,256	

.../5

CONSOLIDATED BALANCE SHEETS
(in thousands of dollars)

	September 30, 2001 (unaudited)	March 31, 2001 (audited)
ASSETS		
Current assets		
Cash	$ 15,469	$ 6,294
Receivables	287,644	279,493
Inventories	404,840	376,447
Income taxes	664	2,866
Future income taxes	20,956	22,751
Prepaid expenses and other assets	6,981	10,628
	736,554	698,479
Fixed assets	644,210	675,021
Investment, at cost (note 3)	55,187	-
Goodwill, unamortized portion (cost of $ 606 535)	568,553	592,646
Other assets	40,074	33,970
Future income taxes	12,267	12,863
	$ 2,056,845	$ 2,012,979
LIABILITIES		
Current liabilities		
Bank loans	$ 10,331	$ 10,643
Accounts payable and accrued liabilities	323,109	320,426
Income taxes	29,842	29,457
Current portion of long-term debt	105,000	95,075
	468,282	455,601
Long-term debt	651,561	700,821
Employee future benefits	12,150	11,574
Future income taxes	100,342	97,082
	1,232,335	1,265,078
SHAREHOLDERS' EQUITY		
Share capital (51 389 495 shares, 51 225 390 shares as at March 31, 2001)	454,503	451,047
Retained earnings	342,552	271,087
Foreign currency translation adjustment	27,455	25,767
	824,510	747,901
	$ 2,056,845	$ 2,012,979

- 30 -

For information:
Claude Pinard, Vice President, Communications
(514) 328-3381

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. These securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

Preliminary Short Form Prospectus

This short form prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

*The securities offered under this short form prospectus have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "**Securities Act**"), or any state securities laws. Subject to certain exceptions, these securities may not be offered, sold or delivered within the United States of America or to U.S. persons (as such term is defined in Regulation S under the Securities Act) unless an exemption from registration under the Securities Act and any applicable state securities laws is available. See "**Plan of Distribution**".*

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Saputo Inc. at 6869 Metropolitain Boulevard East, Saint-Léonard, Québec H1P 1X8, (514) 328-6662. For the purpose of the Province of Québec, this short form prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Saputo Inc. at the above-mentioned address and telephone number.*

Secondary Offering June 11, 2002

Saputo

Saputo Inc.
$250,046,250
7,635,000 Common Shares

This offering (the "**Offering**") consists of an offering to the public of 7,635,000 common shares (the "**Common Shares**") of Saputo Inc. The Common Shares are being sold by the persons (the "**Selling Shareholders**") referred to under "**Selling Shareholders**". Saputo Inc. will not receive any proceeds from the sale of Common Shares by the Selling Shareholders.

Under an agreement dated June 11, 2002 (the "**Underwriting Agreement**") between the Selling Shareholders, Saputo Inc. and BMO Nesbitt Burns Inc., National Bank Financial Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Raymond James Ltd. and Scotia Capital Inc. as underwriters (the "**Underwriters**"), the Selling Shareholders have agreed to sell and the Underwriters have agreed to purchase all but not less than all of the 7,635,000 Common Shares offered to the public hereby at a price of $32.75 per share, payable in cash to the Selling Shareholders against delivery of the Common Shares. The offering price of the Common Shares was determined by negotiation between the Selling Shareholders and the Underwriters. See "**Plan of Distribution**".

The Common Shares of Saputo Inc. are listed on The Toronto Stock Exchange under the symbol "SAP" and have been so listed since October 15, 1997. The closing price of the Common Shares on The Toronto Stock Exchange on June 7, 2002, being the business day prior to the announcement of the Offering, was $33.25.

In the opinion of counsel, the Common Shares offered hereby will qualify for investment under certain statutes as set out in "**Eligibility for Investment**". Investors should carefully consider the risk factors described under "**Risk Factors**".

Price: $32.75 per share

	Price to the Public	Underwriting Fee	Net Proceeds to the Selling Shareholders[1]
Per Share	$32.75	$1.31	$31.44
Total	$250,046,250	$10,001,850	$240,044,400

(1) Before deducting expenses of the Offering estimated at $350,000, which, together with the Underwriting Fee, will be paid by the Selling Shareholders. See "**Plan of Distribution**".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when sold and delivered by the Selling Shareholders and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement referred to under "**Plan of Distribution**" and subject to the approval of certain legal matters on behalf of Saputo Inc. and the Selling Shareholders by Stikeman Elliott and on behalf of the Underwriters by Ogilvy Renault.

BMO Nesbitt Burns Inc., National Bank Financial Inc. and CIBC World Markets Inc. are subsidiaries of banks which are members of a group of banks that have made credit facilities available to certain of the Selling Shareholders. A portion of the proceeds of the Offering may be used by certain of the Selling Shareholders to reduce indebtedness to such banks. Accordingly, certain of the Selling Shareholders may be considered connected issuers of these Underwriters for purposes of securities laws in certain Canadian provinces and territories. See "Plan of Distribution".

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the date of closing and the date on which the Common Shares in definitive form will be ready for delivery will be on or about June 28, 2002 or on such later date as may be agreed upon with the Underwriters but not later than July 26, 2002.

TABLE OF CONTENTS

	Page		Page
Documents Incorporated by Reference	2	Risk Factors	9
Saputo Inc.	3	Eligibility for Investment	11
The Selling Shareholders	4	Legal Matters	11
Use of Proceeds	5	Auditors, Transfer Agent and Registrar	11
Plan of Distribution	6	Statutory Rights of Withdrawal and Rescission	12
Selected Consolidated Financial Information	8	Certificate of the Corporation	C-1
Description of Share Capital	9	Certificate of the Underwriters	C-2

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference and form an integral part of this short form prospectus:

(a) Annual Information Form of Saputo Inc. dated June 1, 2002 for the year ended March 31, 2002;

(b) Audited Consolidated Financial Statements of Saputo Inc. for the years ended March 31, 2002 and 2001, together with the Auditors' Report thereon, provided on pages 37 to 53 and page 36 respectively, of the 2002 Annual Report of Saputo Inc.;

(c) Management's Analysis for the year ended March 31, 2002 provided on pages 27 to 33 of the 2002 Annual Report of Saputo Inc.; and

(d) Management Proxy Circular of Saputo Inc. dated June 4, 2002 in connection with the Annual and Special Meeting of the shareholders of Saputo Inc. to be held on August 7, 2002.

Any documents of the type referred to above and any material change reports (excluding confidential material change reports) and unaudited interim financial statements filed by Saputo Inc. with a securities commission or any similar authority in Canada after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.

In this short form prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

SAPUTO INC.

Saputo Inc. was constituted by a Certificate of Amalgamation issued pursuant to the provisions of the *Canada Business Corporations Act* on July 1, 1992. The head office and principal place of business of Saputo Inc. is located at 6869 Metropolitain Boulevard East, Saint-Léonard, Québec, Canada, H1P 1X8.

Saputo Inc. operates its business through two sectors, the Dairy Products Sector and the Grocery Products Sector. The Dairy Products Sector is comprised of the Cheese Division and the Fluid Milk Division. Through its Cheese Division, Saputo Inc. produces and markets mozzarella, cheddar, as well as other specialty and fine cheeses, butter, and value-added by-products such as whey powder, ice cream mixes, lactose and whey protein. In Canada, Saputo Inc. also distributes fine imported cheeses to specialty delis and a large assortment of other non-dairy products that complement its cheese distribution mainly to pizzerias. In the Cheese Division, Saputo Inc. operates 20 manufacturing facilities in Canada and 16 in the United States. On May 1, 2002, Saputo Inc. had 3,691 full-time employees and 276 part-time employees working in the Cheese Division. Saputo Inc. has established itself as Canada's leading producer of cheese, with a share of approximately 35% of the Canadian natural cheese production, and also ranks as one of the leading natural cheese producers in the United States. In its Cheese Division, Saputo Inc. services, through independent non-exclusive distributors and sales agents as well as through its own distribution network, three market segments: food service, retail and industrial. The main brands for Saputo Inc.'s cheese products are *Saputo, Stella, Armstrong, Caron, Cayer, Tavistock, Frigo, Dragone* and *Lorraine*.

Through its Fluid Milk Division, Saputo Inc. produces, markets and distributes fluid milk, cream products, sour cream, cottage cheese, yogurt, juices and other beverages which it sells mainly to the retail segment through its direct-store delivery distribution network operated by company-owned and independent distributors, as well as through an important home delivery network. In this division, Saputo Inc. operates 14 manufacturing facilities, all of which are located in Canada. On May 1, 2002, Saputo Inc. had 1,999 full-time employees working in this division. The main brands for Saputo Inc.'s fluid milk products are *Dairyland, Nutrilait* and *Baxter*.

Through its Grocery Products Sector, Saputo Inc. also produces, markets and distributes snack cakes, muffin bars, flakies and tarts in Canada under the *Vachon* and *Hostess* umbrella brands which carry recognized brand names such as *Jos Louis, Ah Caramel!, Hop & Go!, May West, Passion Flakie* and others. These products are sold almost exclusively in the Canadian retail market through a direct-store delivery distribution network as well as independent distributors. Saputo Inc. is the largest manufacturer of snack cakes in Canada. In this sector, Saputo Inc. operates one manufacturing facility in the Province of Québec and one in the Province of Ontario[1] and employed, as of May 1, 2002, 979 full-time employees and 152 part-time employees.

---

1 The facility located in Ontario will close before September 27, 2002 and its activities will be relocated to the facility located in Québec.

The intercorporate relationships among Saputo Inc. and its major subsidiaries are as follows:


Saputo Inc.
(Canada)
100%
Armstrong Cheese Company Ltd[1]
(Canada)
100%
Saputo Bakery Inc.[2]
(Canada)
100%
Dairyland Fluid Division Ltd[3]
(Canada)
100%
Saputo Foods Ltd[4]
(Canada)
100%
Saputo Cheese Ltd[5]
(Canada)
100%
Baxter Foods Ltd[6]
(New Brunswick)
41%
59%
Saputo Cheese USA Inc.[7]
(Delaware, USA)

---

(1) Production and sale of dairy products, including cheese, butter, powdered milk and evaporated milk throughout Canada.
(2) Production, sale and distribution of bakery items in Canada.
(3) Production, sale and distribution of a wide range of fluid milk, cream products, sour cream, cottage cheese, yogurt and soft serve dairy mixes as well as juices and other beverages, and distribution of a variety of other dairy and related products in Western Canada and Ontario. Québec fluid milk operations are conducted through Crémerie des Trois Rivières S.E.C.
(4) Production, sale and distribution of dairy products, mainly cheese, and other food products in Canadian provinces other than Québec.
(5) Production, sale and distribution of dairy products, mainly cheese, and other food products in the Province of Québec.
(6) Production, sale and distribution of dairy products, including fluid milk, sour cream and juices and other beverages, in the Maritime Provinces.
(7) Production and sale of dairy products, mainly cheese, in the United States.

THE SELLING SHAREHOLDERS

The Selling Shareholders under this Offering are Jolina Capital Inc. ("**Jolina**"), Placements Italsap Inc., 9084-3491 Québec Inc., Placements Vigica Inc., 9084-3483 Québec Inc., 9084-3384 Québec Inc. and 9084-3442 Québec Inc. Such companies are either controlled by Mr. Emanuele (Lino) Saputo or by Mr. Emanuele (Lino) Saputo's brothers and sisters and their families.

In connection with Saputo Inc.'s initial public offering in October 1997 (the "**Initial Public Offering**"), the initial shareholders of Saputo Inc., being Gestion Jolina Inc., a holding company controlled by Mr. Emanuele (Lino) Saputo, and the holding companies owned and controlled by Mr. Emanuele (Lino) Saputo's brothers and sisters and their families, and G. De Lucia Holdings Inc. entered into an agreement governing their relationship as shareholders of Saputo Inc. Under this agreement, the Selling Shareholders granted Gestion Jolina Inc. a power of attorney to vote all of the Common Shares held by them at the time of the Initial Public Offering, which combined with the 41,050,608 shares held by Gestion Jolina Inc. represented, as of June 10, 2002, 67,600,074 Common Shares or 65.4% of all of the outstanding Common Shares. The agreement will terminate on the earlier of December 31, 2007 or the day on which Mr. Saputo ceases to control Gestion Jolina Inc.

In addition, 1,973,520 Common Shares are held by Placements Italsap Inc. and are not subject to the power of attorney granted to Gestion Jolina Inc., which together with the Common Shares subject to the said power of attorney of Gestion Jolina Inc., represents, in the aggregate, 67.33% of the outstanding Common Shares.

The following table sets out information concerning each Selling Shareholders' ownership of Saputo Inc.'s shares as of the close of business on June 10, 2002, and as adjusted as of that date to give effect to the Offering. The information in this table assumes no exercise of outstanding stock options.

	Common Shares Owned Before Offering		Common Shares to be Sold in Offering	Common Shares Owned After Offering	
Name	Number	Percentage	Number	Number	Percentage
Jolina Capital Inc.	41,050,608[(1)]	39.73%	6,110,646	34,939,962[(1)]	33.81%
Placements Italsap Inc.	10,628,614[(2)]	10.29%	628,614	10,000,000[(3)]	9.68%
9084-3483 Québec Inc.	5,067,340	4.90%	257,230	4,810,110	4.66%
9084-3442 Québec Inc.	4,362,992	4.22%	221,480	4,141,512	4.01%
9084-3491 Québec Inc.	1,599,570	1.55%	81,190	1,518,380	1.47%
Placements Vigica Inc.	5,067,342	4.90%	257,230	4,810,112	4.66%
9084-3384 Québec Inc.	1,548,566	1.50%	78,610	1,469,956	1.42%
G. De Lucia Holdings Inc.	248,562	0.24%	-	248,562	0.24%
Total	69,573,594	67.33%	7,635,000	61,938,594	59.95%

(1) Including 33,428,334 Common Shares which are held by Gestion Jolina Inc., a wholly-owned subsidiary of Jolina Capital Inc.

(2) Of the 10,628,614 Common Shares, (i) 8,655,094 Common Shares are held by Placements Italcan Inc., the parent company of Placements Italsap Inc. and (ii) 1,973,520 Common Shares are not subject to the power of attorney granted to Gestion Jolina Inc.

(3) Of the 10,000,000 Common Shares, (i) 8,655,094 Common Shares are held by Placements Italcan Inc., the parent company of Placements Italsap Inc. and (ii) 1,344,906 Common Shares are not subject to the power of attorney granted to Gestion Jolina Inc.

All of the shares owned by the Selling Shareholders are owned of record and beneficially, except for the Common Shares owned by 9084-3442 Québec Inc. which are owned beneficially only, and were acquired by such Selling Shareholders prior to Saputo Inc.'s Initial Public Offering and/or pursuant to an offering in March 1998 by Saputo Inc. of special warrants exercisable into Common Shares.

The Selling Shareholders have agreed to pay the expenses of the Offering together with the fees payable to the Underwriters pursuant to the Underwriting Agreement. None of the proceeds from the sale of the Common Shares will be received by Saputo Inc.

USE OF PROCEEDS

The net proceeds to be received by the Selling Shareholders from the sale of the 7,635,000 Common Shares pursuant to the Offering are estimated at $239,694,400 after deducting expenses of issue. Saputo Inc. will not receive any proceeds from the sale of the 7,635,000 Common Shares by the Selling Shareholders. See "**Plan of Distribution**".

PLAN OF DISTRIBUTION

Under an agreement dated June 11, 2002 between the Selling Shareholders, Saputo Inc. and BMO Nesbitt Burns Inc., National Bank Financial Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Raymond James Ltd. and Scotia Capital Inc. as underwriters, the Selling Shareholders have agreed to sell and the Underwriters have agreed to purchase on June 28, 2002, or on such later date as may be agreed upon, but in any event not later than July 26, 2002, all but not less than all of the 7,635,000 Common Shares offered to the public hereby at a price of $32.75 per share, payable in cash to the Selling Shareholders against delivery of the Common Shares, and the Selling Shareholders have agreed to pay the Underwriters a fee equal to $1.31 per Common Share for Common Shares purchased by the Underwriters. All fees payable to the Underwriters will be paid on account of services rendered in connection with the Offering and will be paid, directly or indirectly, by the Selling Shareholders.

Pursuant to the Underwriting Agreement, Jolina shall have the option (the "**Jolina Holdco Option**"), exercisable at its sole discretion at any time prior to the closing of the Offering, to sell its portion of the Common Shares to be sold pursuant to this Offering through the following transactions (i) Jolina will transfer 6,110,646 Common Shares to a wholly-owned subsidiary of Jolina to be incorporated ("**Newco**"), (ii) Jolina will transfer all of the issued and outstanding shares of Newco to an arm's length third party to be incorporated ("**Holdco**"), controlled by Mr. Michael Latifi, (iii) Newco will thereafter be dissolved into Holdco and (iv) the 6,110,646 Common Shares will be sold by Holdco, as selling shareholder, to the Underwriters pursuant to the Underwriting Agreement. If the Jolina Holdco Option is exercised, all of the shares to be owned by Holdco will be owned of record and beneficially and will be acquired from Jolina as at the closing of this Offering, which is expected to occur on or near June 28, 2002.

Prior to the closing of this Offering, each of the Selling Shareholders may sell its respective portion of the Common Shares to be sold pursuant to this Offering through the following transactions (i) all such Selling Shareholders will transfer their respective Common Shares to one or more corporations to be incorporated, all the shares of which will be held by one or more of such Selling Shareholders (the "**Subsidiary**"), (ii) each such Selling Shareholder will transfer its shares of the Subsidiary to one or more newly incorporated entities controlled by other members of the family ("**Holding**"), (iii) each respective Subsidiary will thereafter be dissolved into Holding and (iv) all of the Common Shares will be sold by Holding to the Underwriters pursuant to the Underwriting Agreement.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at the discretion of the Underwriters upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all the Common Shares if any Common Shares are purchased under the Underwriting Agreement.

Saputo Inc. and the Selling Shareholders (including Holdco and Holding if the options described above are exercised) have agreed that, without the prior written consent of BMO Nesbitt Burns Inc. and National Bank Financial Inc. on behalf of the Underwriters, Saputo Inc. and the Selling Shareholders (including Holdco and Holding if the options described above are exercised) will not, until such date that is 90 days following the closing of the Offering (a) offer, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of directly or indirectly, Common Shares or any securities of Saputo Inc. convertible into or exercisable or exchangeable for such shares or any securities of Saputo Inc. which are substantially similar to the Common Shares, or (b) enter into any swap (including a pledge) or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares or such other securities, whether any such transaction at (a) or (b) is to be settled by delivery of shares or other securities, in cash or otherwise or announce its intention to do so, except for the following cases where the consent of BMO Nesbitt Burns Inc. and National Bank Financial Inc. is not required: (i) the granting of further options under Saputo Inc.'s stock option plan; (ii) the issuance of shares in connection with the exercise of outstanding options issued under Saputo Inc.'s stock option plan; and (iii) the issuance of shares in connection with deductions under Saputo Inc.'s employee stock purchase plan.

BMO Nesbitt Burns Inc., National Bank Financial Inc. and CIBC World Markets Inc. are subsidiaries of banks (the "**Banks**") which are members of a group of banks that have made credit facilities available to Jolina. As at June 10, 2002, a total amount of approximately $210,000,000 was authorized under credit facilities issued by the Banks in favor of Jolina. Jolina is not and has not been in default of its obligations to the Banks. The indebtedness to the

group of Banks is unsecured. A portion of the total net proceeds to be received by Jolina from the Offering may be used to reduce certain of its bank indebtedness.

Accordingly, Jolina may be considered a connected issuer to BMO Nesbitt Burns Inc., National Bank Financial Inc. and CIBC World Markets Inc. for purposes of securities laws in certain Canadian provinces and territories. The decision to distribute the Common Shares and the determination of the terms and conditions of the Offering were made through negotiations between the Selling Shareholders and the Underwriters without the involvement of the Banks of which BMO Nesbitt Burns Inc., National Bank Financial Inc. and CIBC World Markets Inc. are respectively subsidiaries. All of the Underwriters participated in the due diligence review of Saputo Inc. and in the process relating to the determination of the offering price of the Common Shares offered hereby. The Underwriters will derive no benefit from the Offering other than the remuneration described above payable by the Selling Shareholders.

The Common Shares have not been and will not be registered under the Securities Act or any state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act and any applicable state securities laws. Each Underwriter has agreed that, except as permitted by the Underwriting Agreement, it will not offer, sell or deliver the Common Shares within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Pursuant to policy statements of the Commission des valeurs mobilières du Québec and the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, including a bid or purchase permitted under the rules of The Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. In connection with this Offering and subject to the foregoing and to applicable law, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

There have been no material changes in Saputo Inc.'s consolidated share and loan capital since March 31, 2002, the date of Saputo Inc.'s last completed financial year.

The following table sets forth certain consolidated financial information derived from the audited Consolidated Financial Statements of Saputo Inc. for the fiscal years ended March 31, 2002 and 2001. The information set forth below should be read in conjunction with "Management's Analysis" and the Consolidated Financial Statements of Saputo Inc., including related notes thereto.

	Years ended March 31[7]	
	2002	2001[1]
	(audited) (in thousands of dollars, except per share amounts)	
Statement of Earnings Data		
Revenues	3,457,412	2,161,671
Cost of sales, selling and administrative expenses	3,104,990	1,890,697
Earnings before interest, depreciation, amortization and income taxes	352,422	270,974
Margin	10.2%	12.5%
Depreciation of fixed assets	68,087	51,763
Operating income	284,335	219,211
Interest on long-term debt	53,379	40,703
Other interest, net of interest income	(801)	(1,184)
Earnings before income taxes and amortization of goodwill	231,757	179,692
Income taxes	71,596	55,607
Earnings before amortization of goodwill	160,161	124,085
Amortization of goodwill [2]	-	13,844
Net earnings	160,161	110,241
Net margin	4.6%	5.1%
Earnings per share before amortization of goodwill [3] [5]	1.56	1.21
Diluted earnings per share before amortization of goodwill [4] [5]	1.54	1.20
Net earnings per share [3] [5]	1.56	1.08
Diluted net earnings per share[4] [5]	1.54	1.07
Balance Sheet Data		
Total assets	2,046,675	2,012,979
Long-term debt (including current portion)	675,125	795,896
Dividends per share[5]	0.22	0.18
Shareholders' equity	900,588	747,901
Statement of Cash Flow Data		
Cash generated by operations [6]	244,535	190,090
Net additions to fixed assets	59,735	42,934

(1) Includes the results of the fluid milk and cheese operations acquired by Saputo Inc. from Agrifoods International Cooperative Ltd. from February 5, 2001 (the date of acquisition) to March 31, 2001.

(2) Saputo Inc. adopted the new Canadian Institute of Chartered Accountants accounting recommendations on amortization of goodwill. Goodwill ceased to be amortized in accordance with these recommendations since April 1, 2001.

(3) Earnings per share have been calculated using the weighted average number of Common Shares outstanding during the year.

(4) Diluted earnings per share have been calculated using the sum of the weighted average number of outstanding Common Shares during the year ended March 31, as well as the number of potentially dilutive shares under options granted pursuant to Saputo Inc.'s Stock Option Plan.

(5) Prior years' figures have been restated to reflect the 100% stock divided on the Common Shares declared by Saputo Inc. on November 23, 2001, which had the same effect as a two-for-one stock split and which doubled the number of Common Shares outstanding.

(6) Before changes in non-cash operating working capital items.

(7) For information on each of the Dairy Products Sector and the Grocery Products Sector, reference is made to pages 51 to 53 of the 2002 Annual Report of Saputo Inc., which information is incorporated herein by reference.

DESCRIPTION OF SHARE CAPITAL

The articles of Saputo Inc. provide that its authorized share capital shall be composed of an unlimited number of Common Shares and an unlimited number of Preferred shares, issuable in series, all without nominal or par value. As of the close of business on June 10, 2002, 103,324,586 Common Shares and no Preferred shares were issued and outstanding.

The following is a summary of the material provisions which attach to the classes of shares of the capital stock of Saputo Inc. and is qualified by reference to the full text of the rights, privileges, restrictions and conditions of such shares.

Common Shares

The Common Shares carry and are subject to the following rights, privileges, restrictions and conditions:

Voting

Each Common Share entitles its holder to receive notice of and to attend all general and special meetings of shareholders of Saputo Inc., other than meetings at which only the holders of a particular class or series are entitled to vote, and each such Common Share entitles its holder to one vote.

Dividends

The holders of Common Shares are, in the discretion of the Board of Directors, entitled to receive, out of any amounts properly applicable to the payment of dividends and after the payment of any dividends payable on the Preferred shares, any dividends declared and payable by Saputo Inc. on the Common Shares.

Dissolution

The holders of Common Shares shall be entitled to share equally in any distribution of the assets of Saputo Inc. upon the liquidation, dissolution or winding-up of Saputo Inc. or other distribution of its assets among its shareholders. Such participation is subject to the rights, privileges, restrictions and conditions attached to any issued and outstanding Preferred shares or shares of any other class ranking prior to the Common Shares.

Preferred Shares

The Preferred shares may be issued from time to time in one or more series, the terms of each series including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations to be determined at the time of creation of each such series by the Board of Directors of Saputo Inc. without shareholder approval, provided that all Preferred shares will rank, with respect to dividends and return of capital in the event of liquidation, dissolution, winding-up or other distribution of assets of Saputo Inc. for the purpose of winding-up its affairs, *pari passu* among themselves and in priority to all shares of any class ranking junior to the Preferred shares.

RISK FACTORS

The purchase of the Common Shares offered hereby involves the following risk factors which prospective purchasers should take into consideration when making a decision to purchase Common Shares.

Competition

The food processing industry in North America is highly competitive. Saputo Inc. participates in this industry primarily through its dairy operations. The Canadian dairy industry is highly competitive and is comprised of three major competitors, including Saputo Inc. In the United States, Saputo Inc. competes in the dairy industry on a national basis with several regional and national competitors. Saputo Inc.'s performance in this industry, both in

Canada and the United States, will be dependent on its ability to continue to offer quality products at competitive prices.

Product Liability

Saputo Inc.'s operations are subject to certain dangers and risks of liability faced by all food processors, such as the potential contamination of ingredients or products by bacteria or other external agents that may accidentally be introduced into products or packaging. Although Saputo Inc. has never experienced any material contamination problem with its products, the occurrence of such a problem could result in a costly product recall and serious damage to Saputo Inc.'s reputation for product quality. Saputo Inc. maintains product liability and other insurance coverage which it believes to be generally in accordance with the market practice in the industry.

Regulatory Considerations

The production and distribution of all food products in Canada and the United States are subject to state, federal, provincial and local laws, rules, regulations and policies and to international trade agreements, all of which provide a framework for Saputo Inc.'s operations. Such laws, rules, regulations and policies are administered by various federal, state, provincial, regional and local agencies and other government authorities including, without limitation, Agriculture and Agri-Food Canada, the Canadian Food Inspection Agency, the United States Department of Agriculture, and the United States Food and Drug Administration. Saputo Inc. believes that it is currently in compliance with all material governmental laws and regulations and maintains all material permits and licenses in relation to Saputo Inc.'s operations. Nevertheless, there can be no assurance that Saputo Inc. will be able to comply with any future laws and regulations. Failure by Saputo Inc. to comply with applicable laws and regulations could subject Saputo Inc. to civil or regulatory proceedings, including fines, injunctions, recalls or seizures. Changes to such laws and regulations or international trade agreements could have a significant impact on Saputo Inc.'s business. Also, the present Canadian supply managed system imposes milk quotas on dairy processing companies. As a result, growth of substance in Canada can only be achieved through acquisitions.

Tariff Protection

Canada's and the United States' dairy producing industries are still partially protected from imports by tariff-rate quotas which permit a specific volume of imports at a reduced or zero tariff and impose significant tariffs for greater quantities of imports. There is no guarantee that political decisions or international trade agreements will not, at some time in the future, result in the removal of tariff protection in the dairy market resulting in increased competition.

Financial Risk Exposures

Saputo Inc. has financial risk exposure to varying degrees relating to interest rates, commodity pricing and United States currency exchange. While Saputo Inc. uses interest rate swaps to manage its interest rate exposure, Saputo Inc. does not fully hedge against all of these financial risk exposures and there can be no assurances that such financial risk exposures will not affect Saputo Inc.'s profitability. Saputo Inc. realizes approximately 37% of its sales in the United States and is therefore exposed to currency exchange fluctuations. The cash flows from US operations constitute a natural hedge against the exchange risk related to debt expressed in US dollars.

Environmental Issues

Saputo Inc.'s business and operations are subject to environmental laws and regulations. Saputo Inc. believes that its operations are in compliance in all material respects with such environmental laws and regulations except as disclosed in its Annual Information Form dated June 1, 2002 for the year ended March 31, 2002, incorporated herein by reference. Any new environmental laws or regulations or more vigorous regulatory enforcement policies could have a material adverse effect on the financial position of Saputo Inc. and could require significant additional expenditures to achieve or maintain compliance.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott, counsel to Saputo Inc. and the Selling Shareholders, and Ogilvy Renault, counsel to the Underwriters, based on legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the following statutes (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures and goals, and, in certain cases, subject to the filing of such policies, standards, procedures or goals, without resorting to the so-called "basket" provisions, an investment in the Common Shares will not, at the date of issue, be precluded under the following statutes:

Insurance Companies Act (Canada);
Pension Benefits Standards Act, 1985 (Canada);
Trust and Loan Companies Act (Canada);
Cooperative Credit Associations Act (Canada)
An Act respecting insurance (Québec), for an insurer, as defined therein, incorporated under the laws of the Province of Québec, other than a guarantee fund;
An Act respecting trust companies and savings companies (Québec), for a trust company or savings company, as defined therein, which invests its own funds and funds received as deposits;
Supplemental Pension Plans Act (Québec), for an insured plan as defined therein;
Insurance Act (Ontario);
Loan and Trust Corporations Act (Ontario);
Pension Benefits Act (Ontario);
Loan and Trust Corporations Act (Alberta);
Insurance Act (Alberta);
Employment Pension Plans Act (Alberta);
Alberta Heritage Savings Trust Fund Act (Alberta);
Financial Institutions Act (British Columbia); and
Pension Benefits Standards Act (British Columbia).

In the opinion of Stikeman Elliott, counsel to Saputo Inc. and the Selling Shareholders, and Ogilvy Renault, counsel to the Underwriters, the Common Shares will, at the date of closing of the Offering, qualify as investments under the *Income Tax Act* (Canada) for trusts governed by a registered retirement savings plan, a registered education savings plan, a registered retirement income fund or a deferred profit sharing plan under the *Income Tax Act* (Canada).

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Common Shares offered herein have been passed upon on behalf of Saputo Inc. and the Selling Shareholders by Stikeman Elliott, and on behalf of the Underwriters by Ogilvy Renault. On June 10, 2002, the partners and associates of Stikeman Elliott and Ogilvy Renault beneficially owned, directly or indirectly, as a group less than 1% of the Common Shares of Saputo Inc.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Saputo Inc. are Deloitte & Touche, LLP, Chartered Accountants, Laval, Québec.

The transfer agent and registrar for the Common Shares offered hereunder is National Bank Trust Inc. at its principal offices in Montreal and Toronto.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE CORPORATION

Dated: June 11, 2002

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia, Newfoundland, Yukon, the Northwest Territories and Nunavut. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) Emanuele (Lino) Saputo
Chairman of the Board and
Chief Executive Officer

(Signed) Louis-Philippe Carrière
Executive Vice-President, Finance
and Administration and Secretary

On behalf of the Board of Directors:

(Signed) Louis A. Tanguay
Director

(Signed) André Bérard
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: June 11, 2002

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia, Newfoundland, Yukon, the Northwest Territories and Nunavut. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO Nesbitt Burns Inc.

By: (signed) Luigi Fraquelli

National Bank Financial Inc.

By: (signed) Louis Gendron

CIBC World Markets Inc.

By: (signed) François Gervais

RBC Dominion Securities Inc.

By: (signed) Linda Boulanger

Raymond James Ltd.

By: (signed) Roland A. Cardy

Scotia Capital Inc.

By: (signed) Stephen MacCulloch

Saputo

QUEBECOR MERRILL
CANADA INC
Printed in Canada
p5722mtl02

Short Form Prospectus

This short form prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

*The securities offered under this short form prospectus have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "**Securities Act**"), or any state securities laws. Subject to certain exceptions, these securities may not be offered, sold or delivered within the United States of America or to U.S. persons (as such term is defined in Regulation S under the Securities Act) unless an exemption from registration under the Securities Act and any applicable state securities laws is available. See "**Plan of Distribution**".*

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Saputo Inc. at 6869 Metropolitain Boulevard East, Saint-Léonard, Québec H1P 1X8, (514) 328-6662. For the purpose of the Province of Québec, this short form prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Saputo Inc. at the above-mentioned address and telephone number.*

Secondary Offering June 20, 2002


Saputo

Saputo Inc.
$250,046,250
7,635,000 Common Shares

This offering (the "**Offering**") consists of an offering to the public of 7,635,000 common shares (the "**Common Shares**") of Saputo Inc. The Common Shares are being sold by the persons (the "**Selling Shareholders**") referred to under "**Selling Shareholders**". Saputo Inc. will not receive any proceeds from the sale of Common Shares by the Selling Shareholders.

Under an agreement dated June 11, 2002 (the "**Underwriting Agreement**") between the Selling Shareholders, Saputo Inc. and BMO Nesbitt Burns Inc., National Bank Financial Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Raymond James Ltd. and Scotia Capital Inc. as underwriters (the "**Underwriters**"), the Selling Shareholders have agreed to sell and the Underwriters have agreed to purchase all but not less than all of the 7,635,000 Common Shares offered to the public hereby at a price of $32.75 per share, payable in cash to the Selling Shareholders against delivery of the Common Shares. The offering price of the Common Shares was determined by negotiation between the Selling Shareholders and the Underwriters. See "**Plan of Distribution**".

The Common Shares of Saputo Inc. are listed on The Toronto Stock Exchange under the symbol "SAP" and have been so listed since October 15, 1997. The closing price of the Common Shares on The Toronto Stock Exchange on June 7, 2002, being the business day prior to the announcement of the Offering, was $33.25.

In the opinion of counsel, the Common Shares offered hereby will qualify for investment under certain statutes as set out in "**Eligibility for Investment**". Investors should carefully consider the risk factors described under "**Risk Factors**".

Price: $32.75 per share

	Price to the Public	Underwriting Fee	Net Proceeds to the Selling Shareholders(1)
Per Share	$32.75	$1.31	$31.44
Total	$250,046,250	$10,001,850	$240,044,400

(1) Before deducting expenses of the Offering estimated at $350,000, which, together with the Underwriting Fee, will be paid by the Selling Shareholders. See "**Plan of Distribution**".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when sold and delivered by the Selling Shareholders and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement referred to under "**Plan of Distribution**" and subject to the approval of certain legal matters on behalf of Saputo Inc. and the Selling Shareholders by Stikeman Elliott and on behalf of the Underwriters by Ogilvy Renault.

BMO Nesbitt Burns Inc., National Bank Financial Inc. and CIBC World Markets Inc. are subsidiaries of banks which are members of a group of banks that have made credit facilities available to certain of the Selling Shareholders. A portion of the proceeds of the Offering may be used by certain of the Selling Shareholders to reduce indebtedness to such banks. Accordingly, certain of the Selling Shareholders may be considered connected issuers of these Underwriters for purposes of securities laws in certain Canadian provinces and territories. See "Plan of Distribution".

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the date of closing and the date on which the Common Shares in definitive form will be ready for delivery will be on or about June 28, 2002 or on such later date as may be agreed upon with the Underwriters but not later than July 26, 2002.

TABLE OF CONTENTS

	Page		Page
Documents Incorporated by Reference	2	Risk Factors	9
Saputo Inc.	3	Eligibility for Investment	11
The Selling Shareholders	4	Legal Matters	11
Use of Proceeds	5	Auditors, Transfer Agent and Registrar	11
Plan of Distribution	6	Statutory Rights of Withdrawal and Rescission	12
Selected Consolidated Financial Information	8	Certificate of the Corporation	C-1
Description of Share Capital	9	Certificate of the Underwriters	C-2

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference and form an integral part of this short form prospectus:

(a) Annual Information Form of Saputo Inc. dated June 1, 2002 for the year ended March 31, 2002;

(b) Audited Consolidated Financial Statements of Saputo Inc. for the years ended March 31, 2002 and 2001, together with the Auditors' Report thereon, provided on pages 37 to 53 and page 36 respectively, of the 2002 Annual Report of Saputo Inc.;

(c) Management's Analysis for the year ended March 31, 2002 provided on pages 27 to 33 of the 2002 Annual Report of Saputo Inc.; and

(d) Management Proxy Circular of Saputo Inc. dated June 4, 2002 in connection with the Annual and Special Meeting of the shareholders of Saputo Inc. to be held on August 7, 2002.

Any documents of the type referred to above and any material change reports (excluding confidential material change reports) and unaudited interim financial statements filed by Saputo Inc. with a securities commission or any similar authority in Canada after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.

In this short form prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

SAPUTO INC.

Saputo Inc. was constituted by a Certificate of Amalgamation issued pursuant to the provisions of the *Canada Business Corporations Act* on July 1, 1992. The head office and principal place of business of Saputo Inc. is located at 6869 Metropolitain Boulevard East, Saint-Léonard, Québec, Canada, H1P 1X8.

Saputo Inc. operates its business through two sectors, the Dairy Products Sector and the Grocery Products Sector. The Dairy Products Sector is comprised of the Cheese Division and the Fluid Milk Division. Through its Cheese Division, Saputo Inc. produces and markets mozzarella, cheddar, as well as other specialty and fine cheeses, butter, and value-added by-products such as whey powder, ice cream mixes, lactose and whey protein. In Canada, Saputo Inc. also distributes fine imported cheeses to specialty delis and a large assortment of other non-dairy products that complement its cheese distribution mainly to pizzerias. In the Cheese Division, Saputo Inc. operates 20 manufacturing facilities in Canada and 16 in the United States. On May 1, 2002, Saputo Inc. had 3,691 full-time employees and 276 part-time employees working in the Cheese Division. Saputo Inc. has established itself as Canada's leading producer of cheese, with a share of approximately 35% of the Canadian natural cheese production, and also ranks as one of the leading natural cheese producers in the United States. In its Cheese Division, Saputo Inc. services, through independent non-exclusive distributors and sales agents as well as through its own distribution network, three market segments: food service, retail and industrial. The main brands for Saputo Inc.'s cheese products are *Saputo, Stella, Armstrong, Caron, Cayer, Tavistock, Frigo, Dragone* and *Lorraine.*

Through its Fluid Milk Division, Saputo Inc. produces, markets and distributes fluid milk, cream products, sour cream, cottage cheese, yogurt, juices and other beverages which it sells mainly to the retail segment through its direct-store delivery distribution network operated by company-owned and independent distributors, as well as through an important home delivery network. In this division, Saputo Inc. operates 14 manufacturing facilities, all of which are located in Canada. On May 1, 2002, Saputo Inc. had 1,999 full-time employees working in this division. The main brands for Saputo Inc.'s fluid milk products are *Dairyland, Nutrilait* and *Baxter.*

Through its Grocery Products Sector, Saputo Inc. also produces, markets and distributes snack cakes, muffin bars, flakies and tarts in Canada under the *Vachon* and *Hostess* umbrella brands which carry recognized brand names such as *Jos Louis, Ah Caramel!, Hop & Go!, May West, Passion Flakie* and others. These products are sold almost exclusively in the Canadian retail market through a direct-store delivery distribution network as well as independent distributors. Saputo Inc. is the largest manufacturer of snack cakes in Canada. In this sector, Saputo Inc. operates one manufacturing facility in the Province of Québec and one in the Province of Ontario[(1)] and employed, as of May 1, 2002, 979 full-time employees and 152 part-time employees.

1 The facility located in Ontario will close before September 27, 2002 and its activities will be relocated to the facility located in Québec.

The intercorporate relationships among Saputo Inc. and its major subsidiaries are as follows:


Saputo Inc.
(Canada)
100%
Armstrong Cheese Company Ltd[1] (Canada)
100%
Saputo Bakery Inc.[2] (Canada)
100%
Dairyland Fluid Division Ltd[3] (Canada)
100%
Saputo Foods Ltd[4] (Canada)
100%
Saputo Cheese Ltd[5] (Canada)
100%
Baxter Foods Ltd[6] (New Brunswick)
41%
59%
Saputo Cheese USA Inc.[7] (Delaware, USA)

---

(1) Production and sale of dairy products, including cheese, butter, powdered milk and evaporated milk throughout Canada.
(2) Production, sale and distribution of bakery items in Canada.
(3) Production, sale and distribution of a wide range of fluid milk, cream products, sour cream, cottage cheese, yogurt and soft serve dairy mixes as well as juices and other beverages, and distribution of a variety of other dairy and related products in Western Canada and Ontario. Québec fluid milk operations are conducted through Crémerie des Trois Rivières S.E.C.
(4) Production, sale and distribution of dairy products, mainly cheese, and other food products in Canadian provinces other than Québec.
(5) Production, sale and distribution of dairy products, mainly cheese, and other food products in the Province of Québec.
(6) Production, sale and distribution of dairy products, including fluid milk, sour cream and juices and other beverages, in the Maritime Provinces.
(7) Production and sale of dairy products, mainly cheese, in the United States.

THE SELLING SHAREHOLDERS

The Selling Shareholders under this Offering are Jolina Capital Inc. ("**Jolina**"), Placements Italsap Inc., 9084-3491 Québec Inc., Placements Vigica Inc., 9084-3483 Québec Inc., 9084-3384 Québec Inc. and 9084-3442 Québec Inc. Such companies are either controlled by Mr. Emanuele (Lino) Saputo or by Mr. Emanuele (Lino) Saputo's brothers and sisters and their families.

In connection with Saputo Inc.'s initial public offering in October 1997 (the "**Initial Public Offering**"), the initial shareholders of Saputo Inc., being Gestion Jolina Inc., a holding company controlled by Mr. Emanuele (Lino) Saputo, and the holding companies owned and controlled by Mr. Emanuele (Lino) Saputo's brothers and sisters and their families, and G. De Lucia Holdings Inc. entered into an agreement governing their relationship as shareholders of Saputo Inc. Under this agreement, the Selling Shareholders granted Gestion Jolina Inc. a power of attorney to vote all of the Common Shares held by them at the time of the Initial Public Offering, which combined with the 41,050,608 shares held by Gestion Jolina Inc. represented, as of June 10, 2002, 67,600,074 Common Shares or 65.4% of all of the outstanding Common Shares. The agreement will terminate on the earlier of December 31, 2007 or the day on which Mr. Saputo ceases to control Gestion Jolina Inc.

In addition, 1,973,520 Common Shares are held by Placements Italsap Inc. and are not subject to the power of attorney granted to Gestion Jolina Inc., which together with the Common Shares subject to the said power of attorney of Gestion Jolina Inc., represents, in the aggregate, 67.33% of the outstanding Common Shares.

The following table sets out information concerning each Selling Shareholders' ownership of Saputo Inc.'s shares as of the close of business on June 10, 2002, and as adjusted as of that date to give effect to the Offering. The information in this table assumes no exercise of outstanding stock options.

	Common Shares Owned Before Offering		Common Shares to be Sold in Offering	Common Shares Owned After Offering	
Name	Number	Percentage	Number	Number	Percentage
Jolina Capital Inc.	41,050,608[1]	39.73%	6,110,646	34,939,962[1]	33.81%
Placements Italsap Inc.	10,628,614[2]	10.29%	628,614	10,000,000[3]	9.68%
9084-3483 Québec Inc.	5,067,340	4.90%	257,230	4,810,110	4.66%
9084-3442 Québec Inc.	4,362,992	4.22%	221,480	4,141,512	4.01%
9084-3491 Québec Inc.	1,599,570	1.55%	81,190	1,518,380	1.47%
Placements Vigica Inc.	5,067,342	4.90%	257,230	4,810,112	4.66%
9084-3384 Québec Inc.	1,548,566	1.50%	78,610	1,469,956	1.42%
G. De Lucia Holdings Inc.	248,562	0.24%	-	248,562	0.24%
Total	69,573,594	67.33%	7,635,000	61,938,594	59.95%

(1) Including 33,428,334 Common Shares which are held by Gestion Jolina Inc., a wholly-owned subsidiary of Jolina Capital Inc.

(2) Of the 10,628,614 Common Shares, (i) 8,655,094 Common Shares are held by Placements Italcan Inc., the parent company of Placements Italsap Inc. and (ii) 1,973,520 Common Shares are not subject to the power of attorney granted to Gestion Jolina Inc.

(3) Of the 10,000,000 Common Shares, (i) 8,655,094 Common Shares are held by Placements Italcan Inc., the parent company of Placements Italsap Inc. and (ii) 1,344,906 Common Shares are not subject to the power of attorney granted to Gestion Jolina Inc.

All of the shares owned by the Selling Shareholders are owned of record and beneficially, except for the Common Shares owned by 9084-3442 Québec Inc. which are owned beneficially only, and were acquired by such Selling Shareholders prior to Saputo Inc.'s Initial Public Offering and/or pursuant to an offering in March 1998 by Saputo Inc. of special warrants exercisable into Common Shares.

The Selling Shareholders have agreed to pay the expenses of the Offering together with the fees payable to the Underwriters pursuant to the Underwriting Agreement. None of the proceeds from the sale of the Common Shares will be received by Saputo Inc.

USE OF PROCEEDS

The net proceeds to be received by the Selling Shareholders from the sale of the 7,635,000 Common Shares pursuant to the Offering are estimated at $239,694,400 after deducting expenses of issue. Saputo Inc. will not receive any proceeds from the sale of the 7,635,000 Common Shares by the Selling Shareholders. See "**Plan of Distribution**".

PLAN OF DISTRIBUTION

Under an agreement dated June 11, 2002 between the Selling Shareholders, Saputo Inc. and BMO Nesbitt Burns Inc., National Bank Financial Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Raymond James Ltd. and Scotia Capital Inc. as underwriters, the Selling Shareholders have agreed to sell and the Underwriters have agreed to purchase on June 28, 2002, or on such later date as may be agreed upon, but in any event not later than July 26, 2002, all but not less than all of the 7,635,000 Common Shares offered to the public hereby at a price of $32.75 per share, payable in cash to the Selling Shareholders against delivery of the Common Shares, and the Selling Shareholders have agreed to pay the Underwriters a fee equal to $1.31 per Common Share for Common Shares purchased by the Underwriters. All fees payable to the Underwriters will be paid on account of services rendered in connection with the Offering and will be paid, directly or indirectly, by the Selling Shareholders.

Pursuant to the Underwriting Agreement, Jolina shall have the option (the "**Jolina Holdco Option**"), exercisable at its sole discretion at any time prior to the closing of the Offering, to sell its portion of the Common Shares to be sold pursuant to this Offering through the following transactions (i) Jolina will transfer 6,110,646 Common Shares to a wholly-owned subsidiary of Jolina to be incorporated ("**Newco**"), (ii) Jolina will transfer all of the issued and outstanding shares of Newco to an arm's length third party to be incorporated ("**Holdco**"), controlled by Mr. Michael Latifi, (iii) Newco will thereafter be dissolved into Holdco and (iv) the 6,110,646 Common Shares will be sold by Holdco, as selling shareholder, to the Underwriters pursuant to the Underwriting Agreement. If the Jolina Holdco Option is exercised, all of the shares to be owned by Holdco will be owned of record and beneficially and will be acquired from Jolina as at the closing of this Offering, which is expected to occur on or near June 28, 2002.

Prior to the closing of this Offering, each of the Selling Shareholders may sell its respective portion of the Common Shares to be sold pursuant to this Offering through the following transactions (i) all such Selling Shareholders will transfer their respective Common Shares to one or more corporations to be incorporated, all the shares of which will be held by one or more of such Selling Shareholders (the "**Subsidiary**"), (ii) each such Selling Shareholder will transfer its shares of the Subsidiary to one or more newly incorporated entities controlled by other members of the family ("**Holding**"), (iii) each respective Subsidiary will thereafter be dissolved into Holding and (iv) all of the Common Shares will be sold by Holding to the Underwriters pursuant to the Underwriting Agreement.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at the discretion of the Underwriters upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all the Common Shares if any Common Shares are purchased under the Underwriting Agreement.

Saputo Inc. and the Selling Shareholders (including Holdco and Holding if the options described above are exercised) have agreed that, without the prior written consent of BMO Nesbitt Burns Inc. and National Bank Financial Inc. on behalf of the Underwriters, Saputo Inc. and the Selling Shareholders (including Holdco and Holding if the options described above are exercised) will not, until such date that is 90 days following the closing of the Offering (a) offer, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of directly or indirectly, Common Shares or any securities of Saputo Inc. convertible into or exercisable or exchangeable for such shares or any securities of Saputo Inc. which are substantially similar to the Common Shares, or (b) enter into any swap (including a pledge) or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares or such other securities, whether any such transaction at (a) or (b) is to be settled by delivery of shares or other securities, in cash or otherwise or announce its intention to do so, except for the following cases where the consent of BMO Nesbitt Burns Inc. and National Bank Financial Inc. is not required: (i) the granting of further options under Saputo Inc.'s stock option plan; (ii) the issuance of shares in connection with the exercise of outstanding options issued under Saputo Inc.'s stock option plan; and (iii) the issuance of shares in connection with deductions under Saputo Inc.'s employee stock purchase plan.

BMO Nesbitt Burns Inc., National Bank Financial Inc. and CIBC World Markets Inc. are subsidiaries of banks (the "**Banks**") which are members of a group of banks that have made credit facilities available to Jolina. As at June 10, 2002, a total amount of approximately $210,000,000 was authorized under credit facilities issued by the Banks in favor of Jolina. Jolina is not and has not been in default of its obligations to the Banks. The indebtedness to the

group of Banks is unsecured. A portion of the total net proceeds to be received by Jolina from the Offering may be used to reduce certain of its bank indebtedness.

Accordingly, Jolina may be considered a connected issuer to BMO Nesbitt Burns Inc., National Bank Financial Inc. and CIBC World Markets Inc. for purposes of securities laws in certain Canadian provinces and territories. The decision to distribute the Common Shares and the determination of the terms and conditions of the Offering were made through negotiations between the Selling Shareholders and the Underwriters without the involvement of the Banks of which BMO Nesbitt Burns Inc., National Bank Financial Inc. and CIBC World Markets Inc. are respectively subsidiaries. All of the Underwriters participated in the due diligence review of Saputo Inc. and in the process relating to the determination of the offering price of the Common Shares offered hereby. The Underwriters will derive no benefit from the Offering other than the remuneration described above payable by the Selling Shareholders.

The Common Shares have not been and will not be registered under the Securities Act or any state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act and any applicable state securities laws. Each Underwriter has agreed that, except as permitted by the Underwriting Agreement, it will not offer, sell or deliver the Common Shares within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Pursuant to policy statements of the Commission des valeurs mobilières du Québec and the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, including a bid or purchase permitted under the rules of The Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. In connection with this Offering and subject to the foregoing and to applicable law, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

There have been no material changes in Saputo Inc.'s consolidated share and loan capital since March 31, 2002, the date of Saputo Inc.'s last completed financial year.

The following table sets forth certain consolidated financial information derived from the audited Consolidated Financial Statements of Saputo Inc. for the fiscal years ended March 31, 2002 and 2001. The information set forth below should be read in conjunction with "Management's Analysis" and the Consolidated Financial Statements of Saputo Inc., including related notes thereto.

	Years ended March 31[7]	
	2002	2001[1]
	(audited) (in thousands of dollars, except per share amounts)	
Statement of Earnings Data		
Revenues	3,457,412	2,161,671
Cost of sales, selling and administrative expenses	3,104,990	1,890,697
Earnings before interest, depreciation, amortization and income taxes	352,422	270,974
Margin	10.2%	12.5%
Depreciation of fixed assets	68,087	51,763
Operating income	284,335	219,211
Interest on long-term debt	53,379	40,703
Other interest, net of interest income	(801)	(1,184)
Earnings before income taxes and amortization of goodwill	231,757	179,692
Income taxes	71,596	55,607
	160,161	124,085
Earnings before amortization of goodwill		
Amortization of goodwill [2]	-	13,844
Net earnings	160,161	110,241
Net margin	4.6%	5.1%
Earnings per share before amortization of goodwill [3] [5]	1.56	1.21
Diluted earnings per share before amortization of goodwill [4] [5]	1.54	1.20
Net earnings per share [3] [5]	1.56	1.08
Diluted net earnings per share[4] [5]	1.54	1.07
Balance Sheet Data		
Total assets	2,046,675	2,012,979
Long-term debt (including current portion)	675,125	795,896
Dividends per share[5]	0.22	0.18
Shareholders' equity	900,588	747,901
Statement of Cash Flow Data		
Cash generated by operations [6]	244,535	190,090
Net additions to fixed assets	59,735	42,934

(1) Includes the results of the fluid milk and cheese operations acquired by Saputo Inc. from Agrifoods International Cooperative Ltd. from February 5, 2001 (the date of acquisition) to March 31, 2001.

(2) Saputo Inc. adopted the new Canadian Institute of Chartered Accountants accounting recommendations on amortization of goodwill. Goodwill ceased to be amortized in accordance with these recommendations since April 1, 2001.

(3) Earnings per share have been calculated using the weighted average number of Common Shares outstanding during the year.

(4) Diluted earnings per share have been calculated using the sum of the weighted average number of outstanding Common Shares during the year ended March 31, as well as the number of potentially dilutive shares under options granted pursuant to Saputo Inc.'s Stock Option Plan.

(5) Prior years' figures have been restated to reflect the 100% stock divided on the Common Shares declared by Saputo Inc. on November 23, 2001, which had the same effect as a two-for-one stock split and which doubled the number of Common Shares outstanding.

(6) Before changes in non-cash operating working capital items.

(7) For information on each of the Dairy Products Sector and the Grocery Products Sector, reference is made to pages 51 to 53 of the 2002 Annual Report of Saputo Inc., which information is incorporated herein by reference.

DESCRIPTION OF SHARE CAPITAL

The articles of Saputo Inc. provide that its authorized share capital shall be composed of an unlimited number of Common Shares and an unlimited number of Preferred shares, issuable in series, all without nominal or par value. As of the close of business on June 10, 2002, 103,324,586 Common Shares and no Preferred shares were issued and outstanding.

The following is a summary of the material provisions which attach to the classes of shares of the capital stock of Saputo Inc. and is qualified by reference to the full text of the rights, privileges, restrictions and conditions of such shares.

Common Shares

The Common Shares carry and are subject to the following rights, privileges, restrictions and conditions:

Voting

Each Common Share entitles its holder to receive notice of and to attend all general and special meetings of shareholders of Saputo Inc., other than meetings at which only the holders of a particular class or series are entitled to vote, and each such Common Share entitles its holder to one vote.

Dividends

The holders of Common Shares are, in the discretion of the Board of Directors, entitled to receive, out of any amounts properly applicable to the payment of dividends and after the payment of any dividends payable on the Preferred shares, any dividends declared and payable by Saputo Inc. on the Common Shares.

Dissolution

The holders of Common Shares shall be entitled to share equally in any distribution of the assets of Saputo Inc. upon the liquidation, dissolution or winding-up of Saputo Inc. or other distribution of its assets among its shareholders. Such participation is subject to the rights, privileges, restrictions and conditions attached to any issued and outstanding Preferred shares or shares of any other class ranking prior to the Common Shares.

Preferred Shares

The Preferred shares may be issued from time to time in one or more series, the terms of each series including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations to be determined at the time of creation of each such series by the Board of Directors of Saputo Inc. without shareholder approval, provided that all Preferred shares will rank, with respect to dividends and return of capital in the event of liquidation, dissolution, winding-up or other distribution of assets of Saputo Inc. for the purpose of winding-up its affairs, *pari passu* among themselves and in priority to all shares of any class ranking junior to the Preferred shares.

RISK FACTORS

The purchase of the Common Shares offered hereby involves the following risk factors which prospective purchasers should take into consideration when making a decision to purchase Common Shares.

Competition

The food processing industry in North America is highly competitive. Saputo Inc. participates in this industry primarily through its dairy operations. The Canadian dairy industry is highly competitive and is comprised of three major competitors, including Saputo Inc. In the United States, Saputo Inc. competes in the dairy industry on a national basis with several regional and national competitors. Saputo Inc.'s performance in this industry, both in

Canada and the United States, will be dependent on its ability to continue to offer quality products at competitive prices.

Product Liability

Saputo Inc.'s operations are subject to certain dangers and risks of liability faced by all food processors, such as the potential contamination of ingredients or products by bacteria or other external agents that may accidentally be introduced into products or packaging. Although Saputo Inc. has never experienced any material contamination problem with its products, the occurrence of such a problem could result in a costly product recall and serious damage to Saputo Inc.'s reputation for product quality. Saputo Inc. maintains product liability and other insurance coverage which it believes to be generally in accordance with the market practice in the industry.

Regulatory Considerations

The production and distribution of all food products in Canada and the United States are subject to state, federal, provincial and local laws, rules, regulations and policies and to international trade agreements, all of which provide a framework for Saputo Inc.'s operations. Such laws, rules, regulations and policies are administered by various federal, state, provincial, regional and local agencies and other government authorities including, without limitation, Agriculture and Agri-Food Canada, the Canadian Food Inspection Agency, the United States Department of Agriculture, and the United States Food and Drug Administration. Saputo Inc. believes that it is currently in compliance with all material governmental laws and regulations and maintains all material permits and licenses in relation to Saputo Inc.'s operations. Nevertheless, there can be no assurance that Saputo Inc. will be able to comply with any future laws and regulations. Failure by Saputo Inc. to comply with applicable laws and regulations could subject Saputo Inc. to civil or regulatory proceedings, including fines, injunctions, recalls or seizures. Changes to such laws and regulations or international trade agreements could have a significant impact on Saputo Inc.'s business. Also, the present Canadian supply managed system imposes milk quotas on dairy processing companies. As a result, growth of substance in Canada can only be achieved through acquisitions.

Tariff Protection

Canada's and the United States' dairy producing industries are still partially protected from imports by tariff-rate quotas which permit a specific volume of imports at a reduced or zero tariff and impose significant tariffs for greater quantities of imports. There is no guarantee that political decisions or international trade agreements will not, at some time in the future, result in the removal of tariff protection in the dairy market resulting in increased competition.

Financial Risk Exposures

Saputo Inc. has financial risk exposure to varying degrees relating to interest rates, commodity pricing and United States currency exchange. While Saputo Inc. uses interest rate swaps to manage its interest rate exposure, Saputo Inc. does not fully hedge against all of these financial risk exposures and there can be no assurances that such financial risk exposures will not affect Saputo Inc.'s profitability. Saputo Inc. realizes approximately 37% of its sales in the United States and is therefore exposed to currency exchange fluctuations. The cash flows from US operations constitute a natural hedge against the exchange risk related to debt expressed in US dollars.

Environmental Issues

Saputo Inc.'s business and operations are subject to environmental laws and regulations. Saputo Inc. believes that its operations are in compliance in all material respects with such environmental laws and regulations except as disclosed in its Annual Information Form dated June 1, 2002 for the year ended March 31, 2002, incorporated herein by reference. Any new environmental laws or regulations or more vigorous regulatory enforcement policies could have a material adverse effect on the financial position of Saputo Inc. and could require significant additional expenditures to achieve or maintain compliance.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott, counsel to Saputo Inc. and the Selling Shareholders, and Ogilvy Renault, counsel to the Underwriters, based on legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the following statutes (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures and goals, and, in certain cases, subject to the filing of such policies, standards, procedures or goals, without resorting to the so-called "basket" provisions, an investment in the Common Shares will not, at the date of issue, be precluded under the following statutes:

Insurance Companies Act (Canada);
Pension Benefits Standards Act, 1985 (Canada);
Trust and Loan Companies Act (Canada);
Cooperative Credit Associations Act (Canada)
An Act respecting insurance (Québec), for an insurer, as defined therein, incorporated under the laws of the Province of Québec, other than a guarantee fund;
An Act respecting trust companies and savings companies (Québec), for a trust company or savings company, as defined therein, which invests its own funds and funds received as deposits;
Supplemental Pension Plans Act (Québec), for an insured plan as defined therein;
Insurance Act (Ontario);
Loan and Trust Corporations Act (Ontario);
Pension Benefits Act (Ontario);
Loan and Trust Corporations Act (Alberta);
Insurance Act (Alberta);
Employment Pension Plans Act (Alberta);
Alberta Heritage Savings Trust Fund Act (Alberta);
Financial Institutions Act (British Columbia); and
Pension Benefits Standards Act (British Columbia).

In the opinion of Stikeman Elliott, counsel to Saputo Inc. and the Selling Shareholders, and Ogilvy Renault, counsel to the Underwriters, the Common Shares will, at the date of closing of the Offering, qualify as investments under the *Income Tax Act* (Canada) for trusts governed by a registered retirement savings plan, a registered education savings plan, a registered retirement income fund or a deferred profit sharing plan under the *Income Tax Act* (Canada).

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Common Shares offered herein have been passed upon on behalf of Saputo Inc. and the Selling Shareholders by Stikeman Elliott, and on behalf of the Underwriters by Ogilvy Renault. On June 10, 2002, the partners and associates of Stikeman Elliott and Ogilvy Renault beneficially owned, directly or indirectly, as a group less than 1% of the Common Shares of Saputo Inc.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Saputo Inc. are Deloitte & Touche, LLP, Chartered Accountants, Laval, Québec.

The transfer agent and registrar for the Common Shares offered hereunder is National Bank Trust Inc. at its principal offices in Montreal and Toronto.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE CORPORATION

Dated: June 20, 2002

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia, Newfoundland, Yukon, the Northwest Territories and Nunavut. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) Emanuele (Lino) Saputo
Chairman of the Board and
Chief Executive Officer

(Signed) Louis-Philippe Carrière
Executive Vice-President, Finance
and Administration and Secretary

On behalf of the Board of Directors:

(Signed) Louis A. Tanguay
Director

(Signed) André Bérard
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: June 20, 2002

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia, Newfoundland, Yukon, the Northwest Territories and Nunavut. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO Nesbitt Burns Inc.

By: (signed) Luigi Fraquelli

National Bank Financial Inc.

By: (signed) Louis Gendron

CIBC World Markets Inc.

By: (signed) François Gervais

RBC Dominion Securities Inc.

By: (signed) Linda Boulanger

Raymond James Ltd.

By: (signed) Roland A. Cardy

Scotia Capital Inc.

By: (signed) Stephen MacCulloch

Saputo

QUEBECOR MERRILL
CANADA INC
Printed in Canada
p5722mtl02